As filed with the Securities and Exchange Commission on June 18, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLOCKBUSTER INC.

(Exact name of Registrant as specified in its charter)

Delaware	7841	52-1655102
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1201 Elm Street

Dallas, Texas 75270

(214) 854-3000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Edward B. Stead

Executive Vice President and General Counsel

Blockbuster Inc.

1201 Elm Street

Dallas, Texas 75270

(214) 854-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael D. Fricklas Executive Vice President, General Counsel and Secretary Viacom Inc. 1515 Broadway New York, NY 10036 (212) 258-6000	Stephen T. Giove Creighton O’M. Condon Christa A. D’Alimonte Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000	Alan J. Bogdanow Vinson & Elkins L.L.P. 3700 Trammell Crow Center 2001 Ross Avenue Dallas, TX 75201 (214) 220-7700

Approximate date of commencement of proposed sale to the public:    As promptly as practicable after the filing of this Registration Statement and other conditions to the commencement of the exchange offer described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Class A common stock, par value $0.01 per share	(4)	N/A
Class B common stock, par value $0.01 per share	(4)	N/A
Total	144,000,000	N/A	$2,210,400,000	$280,057.68

(1)	Represents the maximum number of shares of class A common stock, par value $0.01 per share (the “Blockbuster class A common stock”), of Blockbuster Inc., a Delaware corporation (“Blockbuster”), and shares of class B common stock, par value $0.01 per share (the “Blockbuster class B common stock”), of Blockbuster offered in exchange for shares of class A common stock, par value $0.01 per share, and class B common stock, par value $0.01 per share, of Viacom Inc., a Delaware corporation (“Viacom”), as described in the Prospectus-Offer to Exchange filed as part of this Registration Statement.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(f)(1) and (3) and Rule 457(c) of the Securities Act of 1933, as amended (the “Securities Act”), based on $15.35, the average of the high and low sales prices of Blockbuster class A common stock as reported by the New York Stock Exchange on June 14, 2004. Because there is no trading market for Blockbuster class B common stock, the Blockbuster class A common stock is believed to be the most appropriate measure of the value of the securities to be exchanged in this exchange offer for purposes of calculating the filing fee.
(3)	Computed in accordance with Rule 457(f) under the Securities Act to be $280,057.68, which is equal to 0.0001267 multiplied by the proposed maximum aggregate offering price of $2,210,400,000.00.
(4)	Registered hereunder are an indeterminable number of shares of Blockbuster class A common stock and an indeterminable number of shares of Blockbuster class B common stock, in an amount not to exceed 144,000,000 shares of Blockbuster common stock in the aggregate. The amount of shares of Blockbuster class A common stock and Blockbuster class B common stock to be registered hereunder will be determined prior to the declaration of the effectiveness of this Registration Statement by the Securities and Exchange Commission.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS-OFFER TO EXCHANGE IS NOT COMPLETE AND MAY BE CHANGED. VIACOM MAY NOT SELL OR EXCHANGE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS-OFFER TO EXCHANGE IS NOT AN OFFER TO SELL OR EXCHANGE THESE SECURITIES AND VIACOM IS NOT SOLICITING OFFERS TO BUY OR EXCHANGE THESE SECURITIES IN ANY STATE WHERE THE EXCHANGE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS-OFFER TO EXCHANGE, DATED JUNE 18, 2004

SUBJECT TO COMPLETION

VIACOM INC.

Offer to Exchange

[            ] Shares of Class A Common Stock

and

[            ] Shares of Class B Common Stock

of

BLOCKBUSTER INC.

which are owned by Viacom Inc.

for

Each Outstanding Share of Class A Common Stock or Class B Common Stock

of

VIACOM INC.

THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON [            ], 2004 UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THIS EXCHANGE OFFER.

Viacom is offering to exchange [            ] shares of Blockbuster class A common stock and [            ] shares of Blockbuster class B common stock for each outstanding share of Viacom class A or class B common stock that is validly tendered and not properly withdrawn. The terms and conditions of this exchange offer are described in this Prospectus-Offer to Exchange, which you should read carefully. Neither Viacom nor Blockbuster, nor any of their respective directors or officers, nor the co-dealer managers, makes any recommendation as to whether you should participate in this exchange offer. You must make your own decision after reading this document and consulting with your advisors.

Viacom’s obligation to exchange shares of Blockbuster class A and class B common stock for shares of Viacom class A or class B common stock is subject to the conditions listed under “The Exchange Offer—Conditions for Completion of this Exchange Offer” beginning on page 64. Viacom’s class A and class B common stock are listed on the New York Stock Exchange under the symbols “VIA” and “VIAB,” respectively, and Blockbuster’s class A common stock is listed on the New York Stock Exchange under the symbol “BBI.” Blockbuster intends to apply for the listing of shares of its class B common stock on the New York Stock Exchange. There is no historical trading market for Blockbuster’s class B common stock because Viacom has owned all of the issued and outstanding shares of Blockbuster class B common stock since their issuance. Shares of Blockbuster class A common stock are entitled to one vote per share. Shares of Blockbuster class B common stock are currently entitled to five votes per share, and after completion of the transactions described in this Prospectus-Offer to Exchange, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91. As of the date of this Prospectus-Offer to Exchange, Viacom and Blockbuster anticipate that, following such reduction, each share of Blockbuster class B common stock will be entitled to two votes per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Prospectus-Offer to Exchange or determined if this Prospectus-Offer to Exchange is accurate or adequate. Any representation to the contrary is a criminal offense.

See “ Risk Factors” beginning on page 30 for a discussion of certain factors that you should consider in connection with this exchange offer.

The co-dealer managers for this exchange offer are:

BEAR, STEARNS & CO. INC.

and

GOLDMAN, SACHS & CO.

This document incorporates by reference important business and financial information about Viacom and Blockbuster from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. This information is available at the website that the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from other sources. See “Where You Can Find More Information About Viacom and Blockbuster” beginning on page 139.

You also may ask any questions about this exchange offer or request copies of the exchange offer documents from Viacom, without charge, upon written or oral request to Viacom’s information agent, [                    ], located at [                    ] at [                    ] (toll-free) in the United States or at [                    ] (collect) elsewhere. In order to receive timely delivery of the documents, you must make your requests no later than [            ], 2004.

The date of this Prospectus-Offer to Exchange is [            ], 2004.

i

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ii

LETTER FROM BLOCKBUSTER CHAIRMAN & CEO JOHN ANTIOCO

To Viacom Stockholders—

As you consider this exchange offer being made by Viacom, I want to take this opportunity to summarize my personal vision for Blockbuster. Whatever the competitive set—mass merchants, “rentailers,” game boutiques or online rental services—Blockbuster plans to set itself apart from the competition by offering movies and games to rent, buy or trade, new or used, pay-by-the-day, pay-by-the-month, take them for a night or for keeps, online or in-store. When we achieve this vision, Blockbuster will offer a unique and compelling selection of home entertainment products and services. As you read my letter, please make sure to also read this entire Prospectus-Offer to Exchange.

Two years ago Blockbuster announced its new corporate mission statement: “to be a complete source for movies and games.” Since that time, we have come a long way in redefining BLOCKBUSTER® as a place where customers can not only rent movies and games, but also buy and trade them as well.

Given Blockbuster’s ongoing transformation from a “rentailing-only” company into a specialty retailer of home entertainment, we believe now is the time for us to separate from Viacom. Over the course of the past ten years, Viacom has been a supportive majority shareholder, but as Blockbuster has moved to participate on a broader scale in the entertainment retailing marketplace, we have moved away from the core media business of Viacom.

Blockbuster and Viacom have different competitive strengths, different operating philosophies, and different strategies designed to achieve future growth. However, Blockbuster and Viacom are united in the belief that a split-off of Blockbuster from Viacom will enable each company, respectively, to better focus its managerial and financial resources.

A brief history of Blockbuster’s transformation

As a fully independent company, we are looking forward to accelerating our transformation into a specialty retailer of home entertainment. We began this transformation process in 2002 when we established Blockbuster in a much more significant way in the movie retailing business. At that time, we increased our retail movie inventory, merchandising presence and advertising, and implemented various retail sales promotions. It was all part of a plan to have customers notice that there was something new at Blockbuster, and notice they did. We were successful at establishing Blockbuster as a movie retailer, as well as a “rentailer.”

Our mission didn’t change in 2003. We continued to dedicate ourselves to becoming a complete source for movies and games, and to accomplishing this transformation more profitably by improving gross margins, eliminating low-profit transactions and refining marketing programs to give us a better return on investment. This focus on profitability plays a central role in our efforts to transform Blockbuster because the steady operating cash flow from our core rental business provides us with the ability to invest in new initiatives that should enable us to evolve into a complete source for movies and games. Specifically, these new initiatives are rental subscription programs (both in-store and online), movie and game trading, and store-in-store games concepts.

We believe our new initiatives will enable us to take advantage of major emerging trends in home entertainment, and throughout the remainder of this year we intend to invest heavily in these initiatives. However, we are realistic about the start-up expenses required for new businesses and mindful of the fact that some of our new initiatives are at the beginning of what we believe is their potential growth curve. As a result, all of this will have a negative impact on profits for the year and has led to our projections of only moderate revenue contribution from these new initiatives in 2004. Additionally, if the industry experiences a greater number of titles with more ownership appeal during the second half of 2004 or if other factors cause rental trends to be weaker than anticipated, then our total revenues for the year could be negatively impacted.

Although these investments in our business may result in some short-term sacrifices, we believe the steps we are taking should drive future revenues and are in the long-term interests of our stockholders, our employees and our company.

The market dynamics of home video have changed—presenting Blockbuster with challenges and opportunities

We recognize that the video rental market has contracted as a result of the format change from VHS to DVD and the resulting elimination of the exclusive “rental window.” Some customers are buying movies instead of renting now that they have a choice, and that dynamic should continue to provide challenges for the movie rental business both for Blockbuster and the rest of the movie rental industry. However, this market shift to DVD, with lower wholesale pricing than was historically available for VHS movies, has also presented us with opportunities. Due in part to the shift from rental-priced VHS to retail-priced DVD, Blockbuster’s rental gross margin has significantly improved, producing a sizeable gain in gross profit dollars as evidenced by an increase in our consolidated gross profit dollars of almost 10% year-over-year in 2003.

Additionally, the lower initial wholesale pricing of DVD titles has enabled us to offer copy depth to our customers at higher margins without the restrictions of our old VHS revenue-sharing agreements. Furthermore, greater copy depth has caused the market for used DVDs to grow significantly, which we believe is a large opportunity for us in regards to selling both previously-rented and previously-owned DVDs that customers may someday trade in to us and we in turn may resell. Retail-priced DVDs have also led to the creation of the subscription rental business, both in-store and online.

In addition to all these benefits, there is still one more. The success of DVD, and the huge and growing profits generated by this digital format for the Hollywood studios, appear to have solidified the studios’ window sequencing order as it relates to our video rental business. In other words, because the sale and rental of DVD represent the studios’ largest revenue stream, we believe that the studios for now will continue to release movies to home video before they are available on video on demand (VOD). This should reduce any threat that VOD could pose to our business.

So while changes in the marketplace have presented challenges, we believe these same changes also have created opportunities to grow our business in the future.

Our core movie rental business—an opportunity to grow by increasing market share

In 2003, the U.S. video rental industry generated more than $8 billion in revenues and, while admittedly retail-priced DVD has negatively impacted the rental channel, the rental category should continue to generate billions of dollars in revenues for the foreseeable future according to even conservative industry analyst estimates.

Our plan going forward is to capture a larger share of the domestic rental market and drive more rental customers into our stores through a combination of marketing, promotion, and new rental offerings. As a result, we intend to be able to expose a growing number of customers to our expanding number of new offerings with the goal of increasing the size and number of our transactions and, eventually, our profitability.

To accomplish all of this, we intend to reinvent the way people rent home entertainment, and we intend to do this through our rental subscription programs—both in-store and online.

Since late in the summer of 2002, we have been testing a store-based movie subscription program in multiple markets across the U.S. For a flat monthly fee, the BLOCKBUSTER MOVIE PASS™ allows customers to rent an unlimited number of movies, two or three at a time, without return dates or extended viewing fees for as long as they subscribe to the pass. Our market tests have shown us that pass subscribers visit our stores more often and spend more than they did before becoming subscribers, and, importantly, this takes into account the amount they were spending on extended viewing fees. So through the pass program, we have been able to increase customer loyalty by eliminating extended viewing fees without sacrificing revenues.

Additionally, our research indicates that 12% to 15% of our pass subscribers had no rental activity with us in the year before they purchased the pass, so we see the subscription model as a means of reactivating former customers and attracting new ones. As a result of the success we experienced with the pass during the trial, we began offering the BLOCKBUSTER MOVIE PASS™ nationally this year at the end of May. Our goal is to have 8% of our active monthly members subscribing to the program by year-end. This means that, in combination with the number of subscribers we have on our BLOCKBUSTER GAME PASS™, we could have as many as two million members paying us a monthly rental fee by the end of 2004, and we plan to increase this number in the future.

As for renting movies online, there are as many as three million to four million customers in the US alone interested in this service. As a defensive strategy, we don’t want these customers going anywhere else for their movies. As an offensive move, we think online rentals could represent new customers for us with as many as 20% to 30% of potential online subscribers in the US alone living outside the proximity of a BLOCKBUSTER® store.

To begin serving these potential online customers, we launched an online rental service in the UK in mid-May, and our goal is to have an online rental offering available in the US later this year. We are also proceeding with our plans to merge our US in-store and online subscription programs in 2005. This integrated approach should give our customers the best of both worlds—the ability to rent or return movies by mail or at their local BLOCKBUSTER store.

An integrated offering is also one more way that Blockbuster can set itself apart in the marketplace with a unique offering that would be difficult for any other retailer—either a physical or online competitor—to replicate.

The movie trading business—a new growth opportunity

Another opportunity we are aggressively pursuing and plan to have in place in 2004 is movie trading. We believe movie trading at Blockbuster could someday represent a significant source of incremental revenues. Many of the DVDs purchased in the US last year were previously viewed, and Blockbuster is already the nation’s largest retailer of used DVDs. We believe that our customers, who are already accustomed to buying previously rented DVDs from us, will be interested in selling and buying previously owned DVDs at Blockbuster as well.

According to our internal estimates, there are almost two billion DVDs in home video libraries across the US. There are even more when you factor in international markets, and our research indicates that consumers would be interested in trading many of their DVD movies if they can get a fair value for them.

We first offered the concept of movie trading at our stores during the holiday season of 2003 with our Big DVD Trade-In promotion that gives customers the opportunity to trade in a used DVD and purchase a popular, new title for a reduced price. Also, we have been testing a more comprehensive trading model that enables customers to receive store credit for their used DVDs, which can be used for anything in our stores— movies, games or merchandise.

While our trading program is still in its early stages, we have seen an increase in customer visits, active memberships and new members in the two markets where we have been testing this program. Additionally, our research indicates that trading has helped improve customer perceptions about Blockbuster’s retail movie prices and our selection of movies. So we believe trading has the potential to drive our retail sales of both new and used movies and is yet another way to establish Blockbuster’s retailing concept as unique in the global marketplace.

Our plan is to have movie and game trading available in more than 2,000 of our domestic stores and all of our 700-plus UK stores by the end of 2004.

Games store-in-store concepts—another initiative for the future

We also expect to grow our games business by continuing to develop our games store-in-store concepts.

In the UK, our GAMESTATION® chain continues to perform extremely well. As of March 31, 2004, we had a total of 153 GAMESTATION locations, both freestanding and store-in-stores, an addition of 89 locations in the 17 months since we purchased the chain in late 2002.

As for the US, by the end of this summer we intend to open an additional 300 games store-in-stores under our GAME RUSH™ logo for a total of 450 domestic games store-in-stores opened in less than one year. In addition, we intend to open approximately 50 new GAME RUSH locations outside of the US. These GAME RUSH locations offer game rental, retail and trading all within the convenience of a Blockbuster store. By operating GAME RUSH as a store-in-store concept, we believe we will be able to maximize our operating efficiencies by having dedicated game staff during peak hours and utilizing employees from our movie rental operations during slower times. Additionally, we are able to install the GAME RUSH concept quickly with minimal store disruption for a relatively modest investment.

Going forward, we think that about half of our domestic stores, as well as many of our international locations, could accommodate the concept, and we plan to have 1,000 games store-in-stores operating by the end of 2005.

As with our other initiatives, we intend to be a very aggressive competitor with GAME RUSH. This concept offers us an incremental revenue stream with no additional real estate costs and brings us the opportunity to generate increased customer traffic for the entire store. So once we have established critical mass, we plan to broadly communicate that GAME RUSH is absolutely the best place to buy, rent or trade video games.

Service, store-growth, systems-development & diversity—more emphasis going forward

Another initiative designed to differentiate Blockbuster in the marketplace is our continued emphasis on superior service. We believe this emphasis on service, when combined with our array of retail-rental movie and game offerings, will set us apart from other retailers and position Blockbuster as a one-of-a-kind specialty home entertainment retailer. We are now into our second year of implementing initiatives designed to improve customer service at our stores both in the US and around the world. These initiatives are designed to enable us to eliminate non-value added store activities through better processes and improve service by giving our employees more time to interact with customers. This emphasis on customer service is a critical part of our plan to differentiate ourselves in the marketplace as a specialty retailer of movies and games.

Still an additional undertaking for us in 2004 is the upgrading of our management information systems and infrastructure. We are putting a great deal of resources this year into developing and refining our systems, which will in turn support initiatives like our rental subscription and trading programs.

We will also continue to add new stores around the world, both corporate and franchised, and as a multi-national retailer, we remain committed to ensuring that our workforce, supplier base and product offerings reflect the diverse populations we serve.

The market has changed, presenting Blockbuster with both challenges and opportunities

The home entertainment market has changed in the past few years, largely due to the emergence of retail-priced DVD, the resulting competition from mass merchants and the increasing availability of other entertainment options. These changes have presented Blockbuster with challenges; however, they have also presented us with new opportunities, including rental subscription programs, online and in-store, movie and game trading, and games store-in-stores, which have the potential to contribute significantly to our operating profits.

All of these initiatives require financial investment. Investment in new information technology systems, store facilities, new processes to ensure employee productivity, marketing, incentives for store personnel, aggressive promotions, and much more. These initiatives also require investments of people resources and a lot of hard work. In short, our transformation will not be easy.

I believe we are up to the challenge and that we will be better equipped to achieve our goals as an independent, stand-alone company rather than as a subsidiary of Viacom. Blockbuster is a great brand and a great retailing concept. We have almost 9,000 stores worldwide. We have a plan in place that should allow us to grow our business, and I believe we have the management team, the employees and the franchisees that will enable us to transform Blockbuster into the complete source for movies and games.

Sincerely,

JOHN ANTIOCO

QUESTIONS AND ANSWERS ABOUT THIS EXCHANGE OFFER

Q:	Why has Viacom decided to separate Blockbuster from Viacom?

A:	Viacom’s board of directors has authorized the divestiture of its approximately 81.5% interest in Blockbuster. As a result of the divestiture, Blockbuster will be an independent entity. Each company believes that the separation of Blockbuster from Viacom will provide numerous corporate benefits to itself and the other company, the most important of which are listed below.

•	Facilitate Viacom’s and Blockbuster’s Respective Expansion and Growth. Viacom and Blockbuster have significantly different competitive strengths and operating strategies, and each company believes that the separation of Blockbuster from Viacom, which is referred to in this Prospectus-Offer to Exchange as the “split-off,” will strengthen its ability to focus its managerial and financial resources on developing and growing its core businesses. Viacom is a diversified, broad-based media business, and desires to emphasize capital investment opportunities in its core businesses, rather than investing capital in initiatives that would enhance Blockbuster’s growth. Blockbuster is in the rental and retail home video and game industry and shares many more characteristics with other retailers than with Viacom’s other businesses. Blockbuster has a number of strategic initiatives that it is currently pursuing in response to industry changes. For example, Blockbuster has plans to expand its rental subscription programs, continue to develop its games store-in-store concepts and continue to develop its movie and games trading model. Execution of these initiatives will move Blockbuster’s business further away from Viacom’s areas of strategic focus.

•	Resolve Appearance of Competitive Conflicts Involving Blockbuster and Paramount Pictures. Paramount Pictures Corporation, a Viacom subsidiary, is in the motion picture business and competes with other movie studios. As a result, Blockbuster believes that the other movie studios, which supply Blockbuster with its movies, consider Blockbuster’s affiliation with Paramount Pictures to be a conflict of interest. Similarly, because Paramount Pictures supplies movies to Blockbuster’s competitors in the video rental market, Viacom believes that Blockbuster’s competitors, who are customers of Paramount Pictures, view Paramount Pictures as having a conflict of interest. The split-off will eliminate these perceived competitive conflicts.

•	Facilitate Investment Decisions by Stockholders. Following the split-off, it will be easier for potential investors to assess Viacom and Blockbuster on an independent basis and choose the company in which to invest and in what relative percentages. The split-off is expected to enable Viacom stockholders who currently own an indirect interest in Blockbuster through Viacom to convert their investment to a direct ownership of Blockbuster in a tax-efficient manner.

Q:	Why did Viacom choose this exchange offer as the way to separate Blockbuster from Viacom?

A:	Viacom believes this exchange offer is a tax-efficient way to achieve the goals outlined in response to the first question above. It also is expected to allow you, as a Viacom stockholder, to adjust your investment between Viacom and Blockbuster on a tax-free basis, except with respect to any cash you receive in lieu of fractional shares of Blockbuster class A and class B common stock. This exchange offer also is intended to be tax-free to Viacom.

Q:	How will the relationship between Blockbuster and Viacom change after this exchange offer is completed?

A:

The split-off is intended to establish Blockbuster as an independent entity. Consequently, after this exchange offer, because Viacom will no longer own a controlling interest in Blockbuster, Blockbuster’s board of directors and management will be free to pursue initiatives that they believe are in Blockbuster’s best interest without requiring these initiatives to be consistent with Viacom’s view of the best interests of Blockbuster or Viacom. In addition, after this exchange offer, Blockbuster will provide all of its own management, financial, tax, accounting, legal and other resources, some of which were previously provided by Viacom. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Transition Services Agreement” on page 99. In addition, all of the Blockbuster directors who are also directors or officers of Viacom will resign from Blockbuster’s board of directors.

Q:	Will the split-off have a financial impact on Blockbuster as an independent company?

A:	Following the split-off, Blockbuster anticipates that the renegotiation of services or contracts currently provided by Viacom will result in increased operating expenses. In addition, prior to the commencement of this exchange offer, on [ ], 2004, Blockbuster paid a pro rata special cash distribution of $5.00 per share (approximately $905 million in the aggregate) to its stockholders, which is referred to in this Prospectus-Offer to Exchange as the “special distribution.” To fund the payment of this special distribution and finance transaction costs and expenses in connection with the split-off and the special distribution, on [ ], 2004, Blockbuster incurred $950 million of additional indebtedness, which will result in increased interest expense as well as customary restrictions regarding matters such as dividends, capital expenditures and the ability to incur additional indebtedness. See the sections entitled “Market Prices and Dividend Information—Shares of Blockbuster Class A and Class B Common Stock and Dividends” and “Description of Other Material Agreements—New Blockbuster Credit Agreement” beginning on pages 72 and 134, respectively.

Q:	May I participate in this exchange offer?

A:	Any holder of Viacom class A or class B common stock, including Viacom class A or class B common stock that is held through a Viacom or Blockbuster employee benefit plan, may participate in this exchange offer. However, you will not be eligible to tender in this exchange offer any of the shares allocated to your employer matching contribution account in the Viacom 401(k) Plan, the Infinity Broadcasting Corporation Union Employees’ 401(k) Plan or the Viacom Employee Savings Plan if your employer matching contribution account is not 100% vested as of [ ], 2004.

Q:	How many shares of Blockbuster class A and class B common stock will I receive for each share of Viacom class A or class B common stock that I tender?

A:	Subject to the proration procedures described below, you will receive [ ] shares of Blockbuster class A common stock and [ ] shares of Blockbuster class B common stock for each share of Viacom class A or class B common stock that you tender and do not withdraw in this exchange offer. This relationship between the number of shares of Blockbuster class A and class B common stock you will receive in exchange for each share of Viacom class A or class B common stock you tender is referred to in this Prospectus-Offer to Exchange as the “exchange ratio.” Fractional shares of Blockbuster class A and class B common stock will not be issued in this exchange offer; instead you will receive cash in lieu of fractional shares. The exchange agent, acting as agent for the Viacom stockholders otherwise entitled to receive fractional shares of Blockbuster class A and class B common stock, will aggregate all fractional shares and cause them to be sold in the open market for the accounts of these stockholders.

For example, if you tender 100 shares of Viacom class A or class B common stock, you will receive [            ] shares of Blockbuster class A common stock, [            ] shares of Blockbuster class B common stock and cash in lieu of [            ] of a share of Blockbuster class A common stock and [            ] of a share of Blockbuster class B common stock.

Q:	What is the aggregate number of shares of Blockbuster class A and class B common stock being offered in this exchange offer?

A:	Viacom is offering an aggregate of [ ] shares of Blockbuster class A common stock

and [            ] shares of Blockbuster class B common stock, such that following the completion of this exchange offer, the aggregate outstanding Blockbuster common stock will consist of approximately 60% Blockbuster class A common stock and approximately 40% Blockbuster class B common stock. As of the date of this Prospectus-Offer to Exchange, Viacom owns 144 million shares of Blockbuster class B common stock, representing all of the outstanding shares of Blockbuster class B common stock. Prior to the completion of this exchange offer, Viacom will convert [            ] shares of Blockbuster class B common stock, on a one-for-one basis, into shares of Blockbuster class A common stock. These shares of Blockbuster class A common stock are referred to in this Prospectus-Offer to Exchange as “converted class A common stock.” In this exchange offer, Viacom is offering all of its shares of Blockbuster class B common stock and converted class A common stock.

Q:	Why is Viacom converting some of its Blockbuster class B common stock to Blockbuster class A common stock and offering both in this exchange offer?

A:	Viacom has agreed to convert [ ] shares of Blockbuster class B common stock on a one-for-one basis into Blockbuster class A common stock and offer both classes of stock in this exchange offer. As discussed below, Blockbuster’s amended and restated certificate of incorporation, which is referred to in this Prospectus-Offer to Exchange as “Blockbuster’s certificate of incorporation,” will be amended upon Viacom’s acceptance for exchange of shares of Viacom class A and class B common stock pursuant to this exchange offer. These amendments will provide, among other things, that after completion of the transactions described in this Prospectus-Offer to Exchange, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91. As of the date of this Prospectus-Offer to Exchange, Viacom and Blockbuster anticipate that, following such reduction, each share of Blockbuster class B common stock will be entitled to two votes per share. Viacom has agreed to convert these shares and to support the change in the voting rights of the Blockbuster class B common stock as the result of arm’s length negotiations with a special committee of Blockbuster’s board of directors comprised of directors who are unaffiliated with Viacom and Blockbuster management, which is referred to in this Prospectus-Offer to Exchange as the “Blockbuster special committee.” The Blockbuster special committee believes that an equity capitalization of Blockbuster following the completion of this exchange offer that consists of approximately 60% Blockbuster class A common stock and approximately 40% Blockbuster class B common stock will enhance the liquidity of the Blockbuster class A common stock. Viacom’s conversion of Blockbuster class B common stock to Blockbuster class A common stock is governed by the amended and restated initial public offering and split-off agreement, which is referred to in this Prospectus-Offer to Exchange as the “IPO agreement.” See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91.

Q:	Will I receive a premium for my Viacom shares?

A:

Shares of Blockbuster class A common stock are traded on the New York Stock Exchange. On [        ], 2004, the last New York Stock Exchange trading day before the date of this Prospectus-Offer to Exchange, the closing price for the Blockbuster class A common stock was $[        ]. There is currently no trading market for Blockbuster class B common stock, and neither Viacom nor Blockbuster can assure you that one will develop or be sustained after this exchange offer. In addition, neither Viacom nor Blockbuster can predict the prices at which Blockbuster class A or class B common stock will trade after this exchange offer. Shares of Viacom class A and class B common stock are traded on the New York Stock Exchange. On [        ], 2004, the last New York Stock Exchange trading day before the date of this Prospectus-Offer to Exchange, the closing

price for the Viacom class A and class B common stock was $[        ] and $[        ], respectively. Whether Viacom stockholders participating in this exchange offer will receive a premium for their shares of Viacom common stock will depend on the prices for shares of Viacom class A or class B common stock and Blockbuster class A common stock at the expiration date of this exchange offer. Since the market prices of shares of Viacom class A and class B common stock and Blockbuster class A common stock fluctuate, Viacom cannot predict the prices at which shares of Viacom class A or class B common stock and Blockbuster class A common stock will be trading at the expiration date of this exchange offer, and, therefore, cannot predict whether stockholders who participate in this exchange offer will receive a premium for their shares of Viacom class A or class B common stock, or, if they do, the amount of such premium.

Q:	Are there any conditions to Viacom’s obligation to complete this exchange offer?

A:	Yes. Viacom is not required to complete this exchange offer unless the conditions beginning on page 64 are satisfied or waived prior to the acceptance for exchange of shares of Viacom class A or class B common stock pursuant to this exchange offer. For example, Viacom is not required to complete this exchange offer unless at least [ ] shares of Viacom class A and class B common stock are tendered so that Viacom can exchange at least 60% of the shares of Blockbuster class B common stock and converted class A common stock that Viacom owns. The minimum number of shares of Viacom class A and class B common stock that must be tendered is referred to in this Prospectus-Offer to Exchange as the “minimum amount.” Viacom may waive any or all of the conditions to this exchange offer, including the requirement that the minimum amount of shares of Viacom class A and class B common stock be tendered. Blockbuster has no right to waive any of the conditions to this exchange offer. However, Viacom has certain contractual obligations with Blockbuster with respect to the disposition of its Blockbuster class B common stock and converted class A common stock even if the minimum amount condition has not been satisfied, as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transaction— Relationships Between Viacom and Blockbuster— Initial Public Offering and Split-Off Agreement” beginning on page 91.

Q:	What happens if more than the minimum amount of shares of Viacom common stock is tendered, but not enough are tendered to allow Viacom to exchange all of the shares of Blockbuster class B common stock and converted class A common stock it owns?

A:	In this case, as soon as practicable following the completion of this exchange offer, Viacom will distribute in a spin-off to its stockholders its remaining shares of Blockbuster class B common stock and converted class A common stock (if any), except that once Viacom has so distributed more than 80% of the total voting power of Blockbuster in the aggregate in this exchange offer and any spin-off, Viacom may elect not to distribute its remaining shares in a spin-off, so long as such election would not result in an increase in the number of votes per share of Blockbuster class B common stock as compared to the number of votes each share of Blockbuster class B common stock would have had if such shares had been included in any spin-off, in each case after giving effect to the adjustment described in the section entitled “Agreements Between Viacom and Blockbuster—Relationships Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 91. This spin-off is referred to in this Prospectus-Offer to Exchange as the “spin-off.”

Q:	What happens if more than [ ] shares of Viacom common stock are tendered?

A:	If more than [ ] shares of Viacom common stock are tendered in the aggregate, all shares of Viacom common stock that are properly tendered will be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. This is referred to in this Prospectus-Offer to Exchange as “proration.” An exception to proration is that stockholders who beneficially own “odd-lots,” that is, fewer than 100 shares of either class of Viacom common stock, may elect that such odd-lot of Viacom class A or class B common stock not be subject to proration. For instance, if you beneficially own 100 shares of Viacom class A common stock and 50 shares of Viacom class B common stock, you may only elect that your “odd-lot” of 50 shares of Viacom class B common stock not be subject to proration. Proration for each tendering stockholder will be based on the number of shares of Viacom class A or class B common stock tendered by that stockholder in this exchange offer, and not on that stockholder’s aggregate ownership of Viacom. Any shares of Viacom common stock not accepted for exchange as a result of proration will be returned to tendering stockholders in certificated form. Viacom will announce its preliminary determination of the extent to which tenders will be prorated by press release by 9:00 a.m., New York City time, on the business day following the expiration of this exchange offer. This determination is referred to in this Prospectus-Offer to Exchange as the “preliminary proration factor.” Viacom will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made. This determination is referred to in this Prospectus-Offer to Exchange as the “final proration factor.”

Q:	When does this exchange offer expire?

A:	The period during which you are permitted to tender your shares of Viacom class A or class B common stock in this exchange offer will expire at 12:00 midnight, New York City time, on [ ], 2004, unless Viacom extends the expiration of this exchange offer. If you hold shares of Viacom class A or class B common stock through a Viacom or Blockbuster employee benefit plan, you may have an earlier deadline for directing the trustees of these plans to tender shares held in your plan account. Please refer to the instructions to tender that will be sent to you separately by the trustees or administrators of these plans. You must tender your shares prior to the expiration of this exchange offer (or such earlier date as communicated to you by the trustees or administrators of the employee benefit plans) if you wish to participate. Viacom also may terminate this exchange offer in the circumstances described in the section entitled “The Exchange Offer—Extension; Termination; Amendment” beginning on page 63.
Q:	Can this exchange offer be extended, and under what circumstances?

A:	Yes. Viacom can extend this exchange offer at any time, in its sole discretion, and regardless of whether any condition to this exchange offer has been satisfied or waived. If Viacom extends this exchange offer, it will publicly announce by press release the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Q:	How many shares of Viacom common stock will be acquired by Viacom if this exchange offer is completed?

A:	The number of shares of Viacom common stock that will be accepted if this exchange offer is completed is between [ ] shares, which is the minimum amount, and [ ] shares.

•	The minimum amount of Viacom class A and class B common stock that Viacom has indicated it would acquire in this exchange offer is [ ] shares, or [ ]%, of Viacom common stock outstanding as of [ ], 2004. If Viacom acquires this minimum amount, it will exchange [ ] shares, or [ ]%, of Blockbuster class B common stock and [ ] shares, or [ ]%, of the converted class A common stock.

•	The maximum amount of Viacom class A and class B common stock that Viacom could acquire in this exchange offer is [ ] shares, or [ ]%, of Viacom common stock outstanding as of [ ], 2004. If Viacom acquires this maximum amount, it will exchange all of the Blockbuster class B common stock and converted class A common stock that it owns.

Q:	Does Viacom own any shares of Blockbuster class A common stock other than the converted class A common stock?

A:

Yes. In addition to the converted class A common stock, Viacom owns approximately 3.6 million shares, or approximately 9.7%, of Blockbuster class A common stock outstanding as of May 21, 2004, which Viacom previously purchased in the open market in order to maintain U.S. federal income tax consolidation with Blockbuster. Viacom intends to dispose of all of these shares prior to the completion of this exchange offer by contributing these shares of Blockbuster class A common stock to the Viacom Pension Plan and the CBS Combined Pension Plan. Pursuant to an amended and restated registration rights agreement between Blockbuster and Viacom, which is referred to in this Prospectus-Offer to Exchange as the “registration rights agreement,” Blockbuster has agreed to file a shelf registration statement on Form S-3 in order to facilitate the public resale of these shares by the Viacom Pension Plan and the CBS Combined Pension Plan.

Q:	Is National Amusements, Inc. participating in this exchange offer?

A:	No. National Amusements, Inc., the controlling stockholder of Viacom, will not participate in this exchange offer. National Amusements, Inc. is referred to in this Prospectus-Offer to Exchange as “National Amusements.” As of May 21, 2004, National Amusements beneficially owned shares of Viacom class A common stock representing approximately 71% of the voting power of all classes of Viacom stock, and approximately 11% of Viacom class A and class B common stock on a combined basis. The decision not to participate is consistent with the fact that National Amusements has never sold or otherwise disposed of any of its holdings in Viacom. Mr. Sumner M. Redstone, the controlling stockholder of National Amusements and the chairman of the board of directors and chief executive officer of Viacom, is committed to focusing his managerial and financial resources on developing and growing the core businesses of Viacom.

Q:	How do I decide whether to participate in this exchange offer?

A:	Whether you should participate in this exchange offer depends on many factors. You should examine carefully your specific financial position, plans and needs before you decide whether to participate. Viacom encourages you to consider, among other things:

•	your view of the relative values of a single share of Viacom class A or class B common stock and the shares of Blockbuster class A and class B common stock you will receive in this exchange offer; and

•	your individual investment strategy with regard to these stocks.

In addition, you should consider all of the factors described in the section entitled “Risk Factors” beginning on page 30. None of Viacom, Blockbuster, or any of their respective directors or officers or the co-dealer managers makes any recommendation as to whether you should tender your shares of Viacom class A or class B common stock. You must make your own decision after carefully reading this document and consulting with your advisors based on your own financial position and requirements. It is strongly encouraged that you read this document very carefully.

Q:	How do I participate in this exchange offer?

A:	The procedures you must follow to participate in this exchange offer will depend on whether you hold your shares of Viacom class A or class B common stock in certificated form, through a bank or broker or through a Viacom or Blockbuster employee benefit plan. For specific instructions about how to participate, see the section entitled “The Exchange Offer—Procedures for Tendering” beginning on page 58.

Q:	If I hold shares as a participant in a Viacom or Blockbuster employee benefit plan eligible to participate in this exchange offer, how do I participate?

A:

If you hold Viacom class A or class B common stock as a participant in a Viacom or Blockbuster employee benefit plan, you should follow the instructions sent to you separately by the plan trustees or administrators. You should not use the letter of transmittals to direct the tender of such Viacom class A or class B common stock held in any such employee benefit plans. You may direct the plan trustee to tender none, some or all of the Viacom class A or class B common stock in your employee benefit plan account. However, you will not be eligible to tender in this exchange offer any of the shares allocated to your employer matching contribution account in the Viacom 401(k) Plan, the Infinity Broadcasting Corporation Union Employees’ 401(k) Plan or the Viacom Employee Savings Plan if your employer matching contribution account is not 100% vested as of [            ], 2004. See the section entitled “The Exchange Offer—Procedures for Tendering” beginning on page 58 for a list of the Viacom and Blockbuster employee benefit plans eligible to participate in this exchange offer and for specific instructions on how to participate.

Q:	Can I tender only a portion of my Viacom class A or class B common stock in this exchange offer?

A:	Yes. You may tender some, all or none of your Viacom class A or class B common stock.

Q:	What do I do if I want to retain all of my Viacom class A or class B common stock?

A:	If you want to retain all of your Viacom class A or class B common stock, you do not need to take any action.

Q:	Can I change my mind after I tender my Viacom class A or class B common stock?

A:	Yes. You may withdraw your tendered shares at any time before this exchange offer expires. See the section entitled “The Exchange Offer—Withdrawal Rights” beginning on page 62. If you change your mind again, you can re-tender your Viacom class A or class B common stock by following the tender procedures again prior to the expiration of this exchange offer.

Q:	How soon can I expect delivery of my Blockbuster class A and class B common stock?

A:	Viacom will cause shares of Blockbuster class A and class B common stock to be delivered by book-entry transfer as soon as practicable after acceptance of shares of Viacom common stock in this exchange offer and determination of the final proration factor. See the section entitled “The Exchange Offer—Book-Entry Accounts” on page 63.

Q:	Will the Blockbuster class B common stock be listed on an exchange following the completion of this exchange offer?

A:	Yes. Blockbuster expects that following the completion of this exchange offer, the shares of Blockbuster class B common stock will be listed on the New York Stock Exchange under the symbol “[ ].” Blockbuster intends to apply for listing of shares of Blockbuster class B common stock following the initial filing of the Registration Statement of which this Prospectus-Offer to Exchange forms a part.

Q:	Why is Blockbuster amending its organizational documents?

A:	Blockbuster’s board of directors has recommended that its stockholders approve certain amendments to its certificate of incorporation at its 2004 annual meeting, to be effective upon Viacom’s acceptance for exchange of shares of Viacom class A and class B common stock pursuant to this exchange offer. These amendments provide, among other things, that after completion of the transactions described in this Prospectus-Offer to Exchange, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91. As of the date of this Prospectus-Offer to Exchange, Viacom and Blockbuster anticipate that, following such reduction, each share of Blockbuster class B common stock will be entitled to two votes per share. In addition, the amendments remove provisions relating to Viacom as a stockholder of Blockbuster and add other provisions that Blockbuster’s board of directors believes are advisable for a publicly traded company without a controlling stockholder. These amendments are referred to in this Prospectus-Offer to Exchange as the “Blockbuster charter amendments.”

Viacom has agreed with Blockbuster that it will vote in favor of the Blockbuster charter amendments at Blockbuster’s 2004 annual meeting. Because Viacom controls 95.6% of the combined voting power of Blockbuster, Viacom, acting alone, will be able to approve the Blockbuster charter amendments.

Blockbuster’s board of directors is also amending its bylaws to remove the provisions relating to Viacom as a stockholder of Blockbuster and to add other provisions that Blockbuster’s board of directors believes are advisable for a publicly traded company without a controlling stockholder. For a more complete description of the Blockbuster charter amendments and the amendments to Blockbuster’s bylaws, see the sections entitled “Description of Capital Stock of Blockbuster” and “Comparison of Stockholder Rights” beginning on pages 120 and 128, respectively.

Q:	Will the Blockbuster class B common stock be convertible into Blockbuster class A common stock following the completion of this exchange offer?

A:	No. Following the effectiveness of the Blockbuster charter amendments, shares of Blockbuster class B common stock will not be convertible into shares of Blockbuster class A common stock. See the section entitled “Description of Capital Stock of Blockbuster” beginning on page 120.

Q:	Do the shares of Blockbuster class A and class B common stock have different voting rights?

A:	Yes. Holders of shares of Blockbuster class A common stock are entitled to one vote per share. Shares of Blockbuster class B common stock are currently entitled to five votes per share, and after completion of the transactions described in this Prospectus-Offer to Exchange, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91. As of the date of this Prospectus-Offer to Exchange, Viacom and Blockbuster anticipate that, following such reduction, each share of Blockbuster class B common stock will be entitled to two votes per share. Also, see the sections entitled “Description of Capital Stock of Blockbuster,” and “Comparison of Stockholder Rights” beginning on pages 120 and 128, respectively.

Q:	Will I be taxed on the shares of Blockbuster common stock that I receive in this exchange offer?

A:	No, except with respect to cash paid in lieu of fractional shares of Blockbuster class A and class B common stock. Viacom will receive a tax opinion from Cravath, Swaine & Moore LLP to the effect that, for U.S. federal income tax purposes, this exchange offer and, if applicable, the spin-off will be tax-free to Viacom and its stockholders for federal income tax purposes, except with respect to any cash received in lieu of fractional shares of Blockbuster class A and class B common stock. This opinion will not address state, local or foreign tax consequences of this exchange offer which may be applicable to Viacom and its stockholders. You should consult your tax advisor as to the particular tax consequences to you of this exchange offer. See the sections entitled “Risk Factors—Risk Factors Relating to this Exchange Offer—If this Exchange Offer and any Spin-Off Are Determined to Be Taxable, Viacom and Tendering Stockholders Could Be Subject to a Material Amount of Taxes” and “U.S. Federal Income Tax Consequences” beginning on pages 47 and 105, respectively.

Q:	Are there any appraisal rights for holders of Viacom stock or Blockbuster stock?

A:	There are no appraisal rights available to Viacom stockholders or Blockbuster stockholders in connection with this exchange offer.

Q:	Where can I find out more information about Viacom and Blockbuster?

A:	You can find out more information about Viacom and Blockbuster from various sources described in the section entitled “Where You Can Find More Information About Viacom and Blockbuster” beginning on page 139.

Q:	Who should I call if I have questions about this exchange offer or want copies of additional documents?

A:	You may call the information agent, [ ], at [ ] (toll-free) in the United States, or [ ] (collect) elsewhere, to ask any questions about this exchange offer or to request additional documents, including copies of this document.

SUMMARY

As used in this document, unless the context requires otherwise, (1) references to Viacom include Viacom Inc. and its consolidated subsidiaries and (2) references to Blockbuster include Blockbuster Inc. and its consolidated subsidiaries. Unless the context otherwise indicates, Viacom has assumed throughout this document that this exchange offer is fully subscribed and that all shares of Blockbuster class B common stock and converted class A common stock held by Viacom are distributed through this exchange offer. This brief summary does not contain all of the information that should be important to you. You should carefully read this entire document and the other documents to which this document refers to fully understand this exchange offer. See the section entitled “Where You Can Find More Information About Viacom and Blockbuster” beginning on page 139.

THE COMPANIES

Viacom Inc.

1515 Broadway

New York, New York 10036

(212) 258-6000

www.viacom.com

Viacom is a diversified worldwide entertainment company with operations in the following segments:

•	Cable Networks: The cable networks segment consists of MTV MUSIC TELEVISION®, SHOWTIME®, NICKELODEON®/NICK AT NITE®, VH1®, MTV2 MUSIC TELEVISION™, TV LAND®, SPIKE TV™, CMT®: COUNTRY MUSIC TELEVISION™, COMEDY CENTRAL®, the BET CABLE NETWORK™ and BET JAZZ THE JAZZ CHANNEL™, among other program services.

•	Television: The television segment consists of the CBS® and UPN® television networks, Viacom’s 39 owned broadcast television stations and its television production and syndication business, including KING WORLD® and PARAMOUNT TELEVISION™.

•	Radio: The radio segment owns and operates 185 radio stations through INFINITY RADIO®.

•	Outdoor: The outdoor segment through VIACOM OUTDOOR™ displays advertising on media, including billboards, transit shelters, buses, rail systems (in-car, station platforms and terminals), mall kiosks and stadium signage.

•	Entertainment: The entertainment segment includes PARAMOUNT PICTURES®, which produces and distributes theatrical motion pictures; SIMON & SCHUSTER®, which publishes and distributes consumer books under imprints such as SIMON & SCHUSTER, POCKET BOOKS®, SCRIBNER® and THE FREE PRESS™; PARAMOUNT PARKS®, which is principally engaged in the ownership and operation of five theme parks and a themed attraction in the United States and Canada; and movie theater and music publishing operations.

•	Video: The video segment consists of an approximately 81.5% equity interest in Blockbuster, which operates and franchises BLOCKBUSTER® video and other branded stores worldwide.

Blockbuster Inc.

1201 Elm Street

Dallas, Texas 75270

(214) 854-3000

www.blockbuster.com

Blockbuster is a leading global provider of in-home rental and retail movie and game entertainment, with approximately 8,900 stores in the United States, its territories and 25 other countries as of March 31, 2004. As of that date, Blockbuster operated approximately 7,100 of the stores, and its franchisees operated approximately 1,800 of the stores. In addition to operating stores under the BLOCKBUSTER® and BLOCKBUSTER VIDEO® brands, Blockbuster operates stores under other brands, such as XTRA-VISION® and MR. MOVIES®. Blockbuster’s specialty stores, or store-in-store concepts, use brands such as GAME RUSH™, GAMESTATION®, MOVIE TRADING CO.®, and RHINO VIDEO GAMES®. See Blockbuster’s Annual Report on Form 10-K for the year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which reports are included in this Prospectus-Offer to Exchange as Annex A and Annex B, respectively.

THE EXCHANGE OFFER

Terms of this Exchange Offer (page 56)

Viacom is offering its stockholders the opportunity to exchange each of their shares of Viacom class A or class B common stock for [            ] shares of Blockbuster class A common stock and [            ] shares of Blockbuster class B common stock. Following the completion of this exchange offer, the aggregate outstanding Blockbuster common stock will consist of approximately 60% Blockbuster class A common stock and approximately 40% Blockbuster class B common stock. You may tender all, some or none of your shares of Viacom class A or class B common stock.

Viacom class A and class B common stock properly tendered and not withdrawn will be accepted for exchange at the exchange ratio, on the terms and conditions of this exchange offer and subject to the limitations described below, including the proration provisions. Viacom will promptly return in certificated form to Viacom stockholders any shares of Viacom class A or class B common stock that are not accepted for exchange following the expiration of this exchange offer and the determination of the final proration factor, if any, described below.

Extension; Termination; Amendment (page 63)

This exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on [            ], 2004, unless Viacom decides to extend this exchange offer. You must tender your shares of Viacom class A or class B common stock prior to this time if you want to participate in this exchange offer. Viacom may extend, terminate or amend this exchange offer as described in this Prospectus-Offer to Exchange.

Conditions for Completion of this Exchange Offer (page 64)

This exchange offer is subject to various conditions, including that at least [            ] shares of Viacom class A and class B common stock are tendered so that Viacom may exchange at least 60% of the shares of Blockbuster class B common stock and converted class A common stock it holds. All conditions to the completion of this exchange offer must be satisfied or waived by Viacom prior to the acceptance for exchange of shares of Viacom class A or class B common stock pursuant to this exchange offer.

Proration; Odd-Lots (page 56)

If, on the expiration date of this exchange offer, more than [            ] shares of Viacom class A and class B common stock are tendered into this exchange offer, Viacom will accept on a pro rata basis all shares of Viacom class A and class B common stock validly tendered and not withdrawn. Viacom will announce the preliminary proration factor by press release on the first business day after the expiration date. Upon determining the number of shares of Viacom class A and class B common stock validly tendered for exchange, Viacom will announce the final results, including the final proration factor, if any, as promptly as practicable after the expiration date.

If you own fewer than 100 shares of either Viacom class A common stock or Viacom class B common stock and tender all of your shares of that class, you may request that your shares not be subject to proration by completing the box in the letter of transmittal, and, if applicable, on the notice of guaranteed delivery, entitled “Odd-Lot Shares.” If your odd-lot shares are held by a broker for your account, you can contact the broker and request this preferential treatment. All of your odd-lot shares will be accepted for exchange without proration if Viacom completes this exchange offer.

Fractional Shares (page 57)

Fractional shares of Blockbuster class A and class B common stock will not be issued in this exchange offer. The exchange agent, acting as agent for the tendering Viacom stockholders, will aggregate any fractional shares and cause them to be sold in the open market. You will receive the proceeds, if any, net of commissions, from the sale of these shares in accordance with your fractional interest.

Procedures for Tendering (page 58)

For you to validly tender your shares of Viacom class A or class B common stock pursuant to this exchange offer, you must, prior to the expiration of this exchange offer:

•	if you hold certificates for shares of Viacom class A or class B common stock, deliver to the exchange agent at the address listed on the back cover of this Prospectus-Offer to Exchange a properly completed and duly executed letter of transmittal (or a manually executed facsimile of that document), along with any required signature guarantees and any other required documents, and the certificates representing the shares of Viacom class A or class B common stock tendered,

•	if you hold uncertificated shares of Viacom class A or class B common stock in book-entry form, deliver to the exchange agent at the address listed on the back cover of this Prospectus-Offer to Exchange either (1) a properly completed and duly executed letter of transmittal (or a manually signed facsimile of that document), together with any other required signature guarantees or (2) an agent’s message, in each case with any other required documents, and transfer the Viacom class A or class B common stock tendered pursuant to the procedures for book-entry transfer set forth below in the section entitled “The Exchange Offer-Procedures for Tendering-Book-Entry Transfer” beginning of page 59, or

•	if you wish to tender your shares of Viacom class A or class B common stock but the shares are not immediately available, or time will not permit the shares or other required documentation to reach the exchange agent prior to the expiration date, or the procedure for book-entry form cannot be completed on a timely basis, follow the procedures for guaranteed delivery under the section entitled “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures” beginning on page 60.

If you hold shares of Viacom class A or class B common stock though a broker, you should receive instructions from your broker on how to participate in this exchange offer. In this situation, do not complete the letter of transmittal. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

If you hold shares of Viacom class A or class B common stock as a participant in a Viacom or Blockbuster employee benefit plan and your shares are eligible to be tendered in this exchange offer under the terms of the relevant plan, you will receive separate instructions on how to tender these shares and a form of election to tender your shares held under these plans from the trustees or administrators of these plans. Do not use the letter of transmittal to tender shares of Viacom class A or class B common stock held under these plans.

Delivery of Shares of Blockbuster Class A and Class B Common Stock (page 57)

Viacom will cause shares of Blockbuster class A and class B common stock to be delivered by book-entry transfer as soon as reasonably practicable after the acceptance of shares of Viacom class A or class B common stock for exchange and the determination of the final proration factor, if necessary.

Withdrawal Rights (page 62)

You may withdraw your tendered shares of Viacom class A or class B common stock at any time prior to the expiration of this exchange offer. If you change your mind again, you may re-tender your shares of Viacom class A or class B common stock by again following the exchange offer procedures prior to the expiration of this exchange offer.

No Appraisal Rights (page 54)

No appraisal rights are available to Viacom stockholders or Blockbuster stockholders in connection with this exchange offer.

Legal Limitations (page 67)

This document is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Blockbuster class B common stock or Blockbuster class A common stock in any jurisdiction in which, except as provided below, the offer, sale or exchange is not permitted. Viacom is not aware of any jurisdiction in the United States where the making of this exchange offer or its acceptance would not be legal. If Viacom learns of any jurisdiction where making this exchange offer or its acceptance would not be permitted, Viacom currently intends to make a good faith effort to comply with the relevant law. If, after such good faith effort, Viacom cannot comply with such law, Viacom will determine whether this exchange offer will be made to and whether tenders will be accepted from or on behalf of persons who are holders of shares of Viacom class A or class B common stock residing in the jurisdiction.

SPIN-OFF AND DISPOSITIONS OF BLOCKBUSTER COMMON STOCK (page 68)

Blockbuster Class B Common Stock and Converted Class A Common Stock

Viacom will dispose of any shares of Blockbuster class B common stock and converted class A common stock it holds following this exchange offer and any subsequent spin-off. As soon as practicable following the completion of this exchange offer, Viacom will distribute in a spin-off to its stockholders its remaining shares of Blockbuster class B common stock and converted class A common stock (if any), except that once Viacom has so distributed more than 80% of the total voting power of Blockbuster in the aggregate in this exchange offer and any spin-off, Viacom may elect not to distribute its remaining shares in a spin-off so long as such election would not result in an increase in the number of votes per share of Blockbuster class B common stock as compared to the number of votes each share of Blockbuster class B common stock would have had if such shares had been included in any spin-off, in each case after giving effect to the adjustment described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between

Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91. The exchange agent, acting in its ongoing capacity as transfer agent for the Viacom stockholders otherwise entitled to receive fractional shares of Blockbuster class B common stock and converted class A common stock, will aggregate and cause to be sold all such fractional shares in the open market for the account of these stockholders.

Blockbuster Class A Common Stock

Viacom owns approximately 3.6 million shares of Blockbuster class A common stock, which Viacom previously purchased in the open market in order to maintain U.S. federal income tax consolidation with Blockbuster. Viacom intends to dispose of all of these shares prior to the completion of this exchange offer by contributing these shares of Blockbuster class A common stock to the Viacom Pension Plan and the CBS Combined Pension Plan.

RISK FACTORS (page 30)

In deciding whether to tender your shares of Viacom class A or class B common stock, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 30, as well as other information included in this document and the other documents to which you have been referred.

COMPARATIVE MARKET VALUE OF SECURITIES (page 71)

Viacom class A common stock and Viacom class B common stock is listed on the New York Stock Exchange under the symbols “VIA” and “VIAB,” respectively. Blockbuster class A common stock is listed on the New York Stock Exchange under the symbol “BBI.” Following the completion of this exchange offer, Blockbuster expects that the Blockbuster class B common stock will be listed on the New York Stock Exchange. Blockbuster intends to apply for listing of the shares of Blockbuster class B common stock on the New York Stock Exchange following the initial filing of the Registration Statement of which this Prospectus-Offer to Exchange forms a part.

On June 17, 2004, the last New York Stock Exchange trading day before the initial filing of the Registration Statement of which this Prospectus-Offer to Exchange forms a part, the closing sale prices of the Viacom class A common stock, the Viacom class B common stock and the Blockbuster class A common stock were $37.21, $36.66 and $15.39, respectively. On [            ], 2004, the last New York Stock Exchange trading day before the date of this Prospectus-Offer to Exchange, the closing sale prices of the Viacom class A common stock, the Viacom class B common stock and the Blockbuster class A common stock were $[            ], $[            ] and $[            ], respectively.

DESCRIPTION OF CAPITAL STOCK OF BLOCKBUSTER (page 120)

Following the effectiveness of the Blockbuster charter amendments, shares of Blockbuster class B common stock will not be convertible into shares of Blockbuster class A common stock. Holders of shares of Blockbuster class A common stock are entitled to one vote per share. Shares of Blockbuster class B common stock are currently entitled to five votes per share, and after completion of the transactions described in this Prospectus-Offer to Exchange, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91. As of the date of this Prospectus-Offer to Exchange, Viacom and Blockbuster anticipate that, following such reduction, each share of Blockbuster class B common stock will be entitled to two votes per share. Also see the section entitled “Description of Capital Stock of Blockbuster—Common Stock” beginning on page 120.

REGULATORY APPROVAL (page 54)

Certain acquisitions of Blockbuster class A and class B common stock under this exchange offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. If you decide to participate in this exchange offer and, consequently, acquire enough shares of Blockbuster class A and class B common stock to exceed the $50 million threshold stated in the Hart-Scott-Rodino Act and associated regulations, and if an exemption under the Hart-Scott-Rodino Act or regulations does not apply, Viacom and you would be required to make filings under the Hart-Scott-Rodino Act and you would be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with you until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated. See the section entitled “The Transaction—Regulatory Approval” beginning of page 54.

U.S. FEDERAL INCOME TAX CONSEQUENCES (page 105)

Viacom will receive a tax opinion from Cravath, Swaine & Moore LLP to the effect that, for U.S. federal income tax purposes, this exchange offer and, if applicable, the spin-off will be tax-free to Viacom and its stockholders, except with respect to any cash received in lieu of fractional shares of Blockbuster class A and class B common stock. This tax opinion will not address any state, local or foreign tax consequences of this exchange offer which may be applicable to Viacom and its stockholders. You should consult your tax advisor as to the particular consequences to you of this exchange offer. See the sections entitled “Risk Factors—Risk Factors Relating to this Exchange Offer—If this Exchange Offer and any Spin-Off Are Determined to be Taxable, Viacom and Tendering Stockholders Could Be Subject to a Material Amount of Taxes” and “U.S. Federal Income Tax Consequences” beginning on pages 47 and 105, respectively.

ACCOUNTING TREATMENT OF THIS EXCHANGE OFFER (page 55)

The shares of Viacom class A and class B common stock received by Viacom pursuant to this exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the Viacom shares accepted in this exchange offer at the expiration of this exchange offer.

THE EXCHANGE AGENT

The exchange agent for this exchange offer is [            ].

THE INFORMATION AGENT

The information agent for this exchange offer is [            ].

THE CO-DEALER MANAGERS

The co-dealer managers for this exchange offer are Bear, Stearns & Co. Inc. and Goldman, Sachs & Co., and they are referred to in this Prospectus-Offer to Exchange as “Bear Stearns” and “Goldman Sachs” respectively.

COMPARATIVE PER SHARE DATA

The following tables present certain historical and pro forma per share data for Viacom and Blockbuster. Holders of Viacom common stock who participate in this exchange offer will receive [            ] shares of Blockbuster class A common stock and [            ] shares of Blockbuster class B common stock for each share of Viacom class A or class B common stock tendered.

Viacom Per Share Data

	Year Ended or at December 31,								Three Months Ended or at March 31,
	1999	2000	2001		2002		2003		2003	2004
Historical per share data									(unaudited)
Net earnings (loss) before cumulative effect of change in accounting principle: Basic	$0.46	$(0.30)		$(0.13)		$1.26		$0.82	$0.26		$0.41
Diluted	$0.45	$(0.30)		$(0.13)		$1.24		$0.82	$0.26		$0.41

Net earnings (loss): Basic	$0.46	$(0.67)		$(0.13)		$0.41		$0.81	$0.25		$0.41
Diluted	$0.45	$(0.67)		$(0.13)		$0.41		$0.80	$0.25		$0.41

Book value per common share(1)	$15.95	$32.07		$35.71		$35.78		$36.44	$36.04		$36.75
Cash dividends declared per common share(2)	—	—		—		—		$0.12	—		$0.06

Unaudited pro forma per share data
Pro forma net earnings (loss) before cumulative effect of change in accounting principle: Basic			$	[ ]	$	[ ]	$	[ ]		$	[ ]
Diluted			$	[ ]	$	[ ]	$	[ ]		$	[ ]

Pro forma book value per pro forma common share(3)										$	[ ]
Pro forma cash dividends per common share(2)				—		—		$0.12			$0.06

Blockbuster Per Share Data

	Year Ended or at December 31,								Three Months Ended or at March 31,
	1999	2000	2001		2002		2003		2003	2004
Historical per share data									(unaudited)
Income (loss) before cumulative effect of change in accounting principle: Basic	$(0.44)	$(0.43)		$(1.37)		$1.06		$(5.44)	$0.47		$0.62
Diluted	$(0.44)	$(0.43)		$(1.37)		$1.04		$(5.44)	$0.47		$0.62

Net income (loss): Basic	$(0.44)	$(0.43)		$(1.37)		$(9.11)		$(5.46)	$0.45		$0.62
Diluted	$(0.44)	$(0.43)		$(1.37)		$(8.96)		$(5.46)	$0.45		$0.62
Book value per common share(1)	$35.00	$34.33		$32.52		$23.20		$17.96	$23.63		$18.57
Cash dividends declared per common share(4)	$0.02	$0.08		$0.08		$0.08		$0.08	$0.02		$0.02

	Year Ended or at December 31,					Three Months Ended or at March 31,
	1999	2000	2001	2002	2003	2003	2004
Unaudited pro forma per share data						(unaudited)
Pro forma income (loss) before cumulative effect of change in accounting principle: Basic					$(5.67)			$0.57
Diluted					$(5.67)		$	[ ]

Pro forma book value per pro forma common share(5)								$13.60
Pro forma cash dividends per common share(6)					$5.08			$0.02

(1)	Book value per common share is defined as total stockholders’ equity divided by the sum of the outstanding class A and class B common stock.
(2)	Viacom’s board of directors has declared a quarterly cash dividend of $0.06 per share on its common stock beginning in the third quarter of 2003.
(3)	The pro forma outstanding shares used in calculating Viacom’s pro forma book value per share reflect the reduction of [ ] million shares as a result of the consummation of this exchange offer (see the section entitled “Viacom Unaudited Pro Forma Consolidated Condensed Financial Information” beginning on page 76).
(4)	Blockbuster’s board of directors has declared a cash dividend of $0.02 per share each quarter beginning in October 1999, after Blockbuster’s initial public offering.
(5)	The pro forma stockholders’ equity used in calculating Blockbuster’s unaudited pro forma book value per pro forma common share reflects the payment of the special distribution and other pro forma adjustments.
(6)	Unaudited pro forma cash dividends per common share include Blockbuster’s payment of a special distribution of $5.00 per share to all Blockbuster stockholders as of January 1, 2003.

See the footnotes to “Summary—Selected Historical Financial Data For Viacom and Blockbuster” beginning on page 23 for items affecting comparability between periods.

SELECTED HISTORICAL FINANCIAL DATA FOR VIACOM AND BLOCKBUSTER

Viacom Selected Historical Financial Data

The selected consolidated financial data presented below has been derived from, and should be read together with, Viacom’s consolidated financial statements and the accompanying notes and the related “Management’s Discussion and Analysis of Results of Operations and Financial Condition” sections included in Viacom’s Annual Report on Form 10-K for the year ended December 31, 2003 and Viacom’s Quarterly Report on Form 10-Q for the period ended March 31, 2004, which are incorporated by reference into this document. To find out where you can obtain copies of Viacom’s documents that have been incorporated by reference, see the section entitled “Where You Can Find More Information About Viacom and Blockbuster” beginning on page 139.

Viacom Inc.

Statement of Operations Data

(in millions, except per share amounts)

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000(a)(b)	2001(c)	2002(d)	2003(e)(f)	2003	2004(f)
						(unaudited)
Revenues	$12,858.8	$20,043.7	$23,222.8	$24,605.7	$26,585.3	$6,050.8	$6,772.4
Depreciation and amortization	$844.7	$2,223.5	$3,087.0	$945.6	$999.8	$241.2	$251.5
Operating income	$1,247.3	$1,320.9	$1,460.2	$4,596.7	$3,625.8	$986.8	$1,179.5
Net earnings (loss) before cumulative effect of change in accounting principle	$334.0	$(363.8)	$(223.5)	$2,206.6	$1,435.4	$461.6	$710.5
Net earnings (loss)	$334.0	$(816.1)	$(223.5)	$725.7	$1,416.9	$443.1	$710.5
Net earnings (loss) attributable to common stock	$321.6	$(816.1)	$(223.5)	$725.7	$1,416.9	$443.1	$710.5
Basic earnings (loss) per common share:
Net earnings (loss) before cumulative effect of change in accounting principle	$0.46	$(0.30)	$(0.13)	$1.26	$0.82	$0.26	$0.41
Net earnings (loss)	$0.46	$(0.67)	$(0.13)	$0.41	$0.81	$0.25	$0.41
Diluted earnings (loss) per common share:
Net earnings (loss) before cumulative effect of change in accounting principle	$0.45	$(0.30)	$(0.13)	$1.24	$0.82	$0.26	$0.41
Net earnings (loss)	$0.45	$(0.67)	$(0.13)	$0.41	$0.80	$0.25	$0.41
Weighted average shares outstanding:
Basic	695.2	1,225.3	1,731.6	1,752.8	1,744.0	1,745.9	1,731.0
Diluted	709.5	1,225.3	1,731.6	1,774.8	1,760.7	1,761.1	1,744.5
Cash dividends declared per common share	$—	$—	$—	$—	$0.12	—	$0.06

Viacom Inc.

Balance Sheet Data

(in millions)

	At December 31,					At March 31,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
Total assets	$24,486.4	$82,809.3	$90,809.9	$90,043.2	$89,848.5	$89,165.4	$89,731.5
Long-term debt, including capital leases(g)	$5,992.0	$12,697.7	$11,122.7	$10,404.2	$9,879.5	$10,075.5	$9,820.7
Total stockholders’ equity	$11,132.0	$47,966.9	$62,716.8	$62,487.8	$63,205.0	$62,891.6	$63,493.0

(a)	As a result of the adoption of Statement of Position 00-2, “Accounting by Producers or Distributors of Films,” Viacom recorded a non-cash after-tax charge of $452.3 million as a cumulative effect of a change in accounting principle.
(b)	On May 4, 2000, CBS Corporation merged with and into Viacom, and, effective from such date, its results of operations are included in Viacom’s consolidated financial results.
(c)	Results include a primarily non-cash Blockbuster charge of $396.6 million ($198.3 million, net of minority interest and tax) for the elimination of less-productive VHS tapes, a charge of approximately $75.4 million at MTV Networks related to a restructuring plan to reduce headcount and close certain international offices and a charge of $53.4 million in connection with the integration of UPN and CBS Network operations.
(d)	As a result of the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), Viacom recorded an after-tax non-cash charge of $1.5 billion, net of $336.1 million of minority interest, as a cumulative effect of a change in accounting principle.
(e)	Results include a non-cash charge of $1.3 billion ($1.0 billion, net of minority interest and tax) related to a reduction in Blockbuster’s goodwill and other long-lived assets resulting from the application of SFAS 142 and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).
(f)	Viacom’s board of directors declared a quarterly cash dividend of $0.06 per share on its common stock during the third and fourth quarters of 2003 and the first quarter of 2004.
(g)	Long-term debt, including capital leases, includes both the current and long-term portions of long-term debt and capital leases.

Blockbuster Selected Historical Financial Data

The selected consolidated financial data presented below has been derived from, and should be read together with, Blockbuster’s consolidated financial statements and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included in Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which reports are included in this Prospectus-Offer to Exchange as Annex A and Annex B, respectively.

Blockbuster Inc.

Statement of Operations Data

(in millions, except per share amounts and worldwide store data)

	Year Ended or at December 31,					Three Months Ended or at March 31,
	1999	2000(a)	2001(b)	2002	2003(c)	2003	2004
						(unaudited)
Revenues	$4,463.5	$4,960.1	$5,156.7	$5,565.9	$5,911.7	$1,517.8	$1,503.1
Gross profit	$2,701.0	$2,924.1	$2,736.0	$3,207.2	$3,521.9	$886.1	$923.6
Amortization of intangibles	$171.8	$180.1	$177.1	$1.7	$2.4	$0.3	$0.5
Impairment of goodwill and other long-lived assets	$—	$—	$—	$—	$1,304.9	$—	$—
Operating income (loss)	$121.7	$75.7	$(219.6)	$337.1	$(845.2)	$148.7	$124.9
Income (loss) before cumulative effect of change in accounting principle	$(69.2)	$(75.9)	$(240.3)	$189.4	$(979.5)	$84.9	$112.6
Cumulative effect of change in accounting principle, net of tax(d)	$—	$—	$—	$(1,817.0)	$(4.4)	$(4.4)	$—
Net income (loss)	$(69.2)	$(75.9)	$(240.3)	$(1,627.6)	$(983.9)	$80.5	$112.6
Basic earnings (loss) per common share:
Income (loss) before cumulative effect of change in accounting principle	$(0.44)	$(0.43)	$(1.37)	$1.06	$(5.44)	$0.47	$0.62
Net income (loss)(d)	$(0.44)	$(0.43)	$(1.37)	$(9.11)	$(5.46)	$0.45	$0.62
Diluted earnings (loss) per common share:
Income (loss) before cumulative effect of change in accounting principle	$(0.44)	$(0.43)	$(1.37)	$1.04	$(5.44)	$0.47	$0.62
Net income (loss)(d)	$(0.44)	$(0.43)	$(1.37)	$(8.96)	$(5.46)	$0.45	$0.62
Dividends per share	$0.02	$0.08	$0.08	$0.08	$0.08	$0.02	$0.02
Weighted average shares outstanding:
Basic	156.1	175.0	175.6	178.6	180.1	179.6	181.0
Diluted	156.1	175.0	175.6	181.6	180.1	180.1	182.0

Balance Sheet Data
Total assets	$8,540.8	$8,548.9	$7,752.4	$6,243.8	$4,854.9	$5,981.0	$4,747.7
Long-term debt, including capital leases(i)	$1,325.2	$1,169.3	$727.8	$541.5	$219.9	$562.5	$158.8
Total stockholders’ equity	$6,125.0	$6,008.4	$5,748.7	$4,167.0	$3,249.3	$4,246.8	$3,362.4

	Year Ended or at December 31,					Three Months Ended or at March 31,
	1999	2000(a)	2001(b)	2002	2003(c)	2003	2004
						(unaudited)

Cash Flow Data
Cash flows provided by operating activities	$1,142.8	$1,320.8	$1,395.1	$1,451.2	$1,416.1	$185.3	$190.4
Cash flows used for investing activities	$(1,258.1)	$(1,056.8)	$(945.2)	$(1,303.5)	$(1,010.4)	$(221.4)	$(223.3)
Cash flows provided by/(used for) financing activities	$137.2	$(187.2)	$(441.2)	$(199.2)	$(335.5)	$16.4	$(66.2)

Margins
Rental margin(e)	66.0%	64.4%	57.7%	66.1%	70.0%	67.9%	71.8%
Merchandise margin(f)	21.0%	21.4%	18.9%	17.1%	19.8%	17.1%	23.0%
Gross margin(g)	60.5%	59.0%	53.1%	57.6%	59.6%	58.4%	61.4%

Worldwide Store Data
Same store revenues increase (decrease)(h)	8.3%	5.6%	2.5%	5.1%	(2.2)%	5.3%	(7.0)%
Company-operated stores at end of period	5,879	6,254	6,412	6,907	7,105	6,970	7,112
Franchised and joint venture stores at end of period	1,274	1,423	1,569	1,638	1,762	1,647	1,779
Total stores at end of period	7,153	7,677	7,981	8,545	8,867	8,617	8,891

(a)	During the fourth quarter of 2000, Blockbuster recognized a non-cash charge of $31.6 million, related to the impairment of certain hardware and capitalized software costs in its new media segment.
(b)	In 2001, Blockbuster recognized charges of $396.6 million related to the execution of a strategic re-merchandising plan to allow for an expansion of store space for DVD and other strategic product offerings and a change in accounting estimates related to its rental library. The charges decreased gross profit by $337.6 million and operating income by $394.7 million.
(c)	During the fourth quarter of 2003, Blockbuster recognized a non-cash charge of $1.3 billion to record an impairment of goodwill and other long-lived assets, in accordance with SFAS 142 and SFAS 144.
(d)	During the first quarter of 2002, Blockbuster adopted SFAS 142 which eliminates the amortization of goodwill and intangible assets with indefinite lives and requires instead that those assets be tested for impairment annually. The application of the transition provisions of this new accounting standard required Blockbuster to reduce its goodwill by $1.82 billion. During the first quarter of 2003, Blockbuster adopted SFAS 143, “Accounting for Asset Retirement Obligations,” which requires the capitalization of any retirement costs as part of the total cost of the related long-lived asset and the subsequent allocation of the total expense to future periods. The application of this new accounting standard required Blockbuster to record a $4.4 million cumulative effect of a change in accounting principle.
(e)	Rental gross profit as a percentage of rental revenues.
(f)	Merchandise gross profit as a percentage of merchandise sales.
(g)	Gross profit as a percentage of total revenues.
(h)	A store is included in the same store revenues calculation after it has been opened and operated by Blockbuster for more than 52 weeks. An acquired store becomes part of the same store base in the 53rd week after its acquisition and conversion. The percentage change is computed by comparing total net revenues for stores at the end of the applicable reporting period with total net revenues from these same stores for the comparable period in the prior year.
(i)	Long-term debt, including capital leases, includes both the current and long-term portions of long-term debt and capital leases.

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION FOR VIACOM AND BLOCKBUSTER

Viacom Summary Unaudited Pro Forma Consolidated Condensed Financial Information

The following summary unaudited pro forma financial information is derived from and should be read together with the information provided in the section entitled “Viacom Unaudited Pro Forma Consolidated Condensed Financial Information” and the accompanying notes beginning on page 76. The summary unaudited pro forma financial information has been prepared based upon the historical consolidated financial statements and accompanying notes of Viacom and Blockbuster incorporated by reference or included herein as the case may be. The unaudited pro forma consolidated statement of operations data is presented as if the split-off occurred as of the beginning of the earliest period presented. The unaudited pro forma consolidated balance sheet data is presented as if the split-off occurred on March 31, 2004. For a more complete description of the split-off, see the section entitled “Viacom Unaudited Pro Forma Consolidated Condensed Financial Information” and the accompanying notes beginning on page 76.

Viacom’s summary unaudited pro forma consolidated condensed financial information is presented for illustrative purposes only and does not necessarily indicate the operating results or the financial position that would have been achieved had the split-off been completed as of the dates indicated or the results that may be obtained in the future. This information should be read together with the consolidated financial statements and accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included in Viacom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Viacom’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, which reports are incorporated by reference into this document.

Viacom Inc.

Unaudited Pro Forma Consolidated Condensed Statement of Operations Data

(in millions, except per share amounts)

	Year Ended December 31,			Three Months Ended March 31, 2004
	2001	2002	2003
Revenues	$18,240.4	$19,186.8	$20,827.6	$5,298.3
Operating income	$1,677.9	$4,223.0	$4,473.8	$1,056.5
Net earnings (loss) before cumulative effect of change in accounting principle	$(29.2)	$2,030.0	$2,236.8	$618.8
Net earnings (loss) per common share before cumulative effect of change in accounting principle:
Basic	[ ]	[ ]	[ ]	[ ]
Diluted	[ ]	[ ]	[ ]	[ ]
Weighted average number of common shares outstanding:
Basic	[ ]	[ ]	[ ]	[ ]
Diluted	[ ]	[ ]	[ ]	[ ]

Viacom Inc.

Unaudited Pro Forma Consolidated Condensed Balance Sheet Data

(in millions)

	At March 31, 2004
Total assets	$	[ ]
Long-term debt, including capital leases		9,661.9
Total stockholders’ equity		[ ]

Blockbuster Summary Unaudited Pro Forma Consolidated Condensed Financial Information

The following summary unaudited pro forma financial information is derived from and should be read together with the information provided in the section entitled “Blockbuster Unaudited Pro Forma Consolidated Condensed Financial Information” and the accompanying notes beginning on page 84. The summary unaudited pro forma financial information has been prepared based on Blockbuster’s historical consolidated financial statements and accompanying notes included in Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which are included in this Prospectus-Offer to Exchange as Annex A and Annex B, respectively. The unaudited pro forma consolidated condensed statement of operations data assumes that the split-off and related transactions occurred as of January 1, 2003. The unaudited pro forma consolidated balance sheet data assumes that these transactions occurred as of March 31, 2004. For a more complete description of the Blockbuster pro forma adjustments, see the section entitled “Blockbuster Unaudited Pro Forma Consolidated Condensed Financial Information” and the accompanying notes thereto beginning on page 84.

Blockbuster’s summary unaudited pro forma consolidated condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the split-off and related transactions been completed as of the dates indicated or of the operating results or financial position that may be obtained in the future. Blockbuster believes the estimates and assumptions used to prepare its unaudited pro forma consolidated condensed financial information provide a reasonable basis for presenting the significant effects of the split-off and related transactions and that the pro forma adjustments give an appropriate effect to the estimates and assumptions and are properly applied in Blockbuster’s unaudited pro forma consolidated condensed financial information.

This information should be read together with the consolidated financial statements and accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included in Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which reports are included in this Prospectus–Offer to Exchange as Annex A and Annex B, respectively.

Blockbuster Inc.

Unaudited Pro Forma Consolidated Condensed Statement of Operations Data

(in millions, except per share amounts)

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
Revenues	$5,911.7		$1,503.1
Gross profit	$3,521.9		$923.6
Operating income (loss)	$(861.8)		$120.7
Income (loss) before cumulative effect of change in accounting principle	$(1,020.4)		$102.3
Income (loss) per share before cumulative effect of change in accounting principle:
Basic	$(5.67)		$0.57
Diluted	$(5.67)	$	[	]
Weighted average number of common shares outstanding:
Basic	180.1		181.0
Diluted	180.1		[	]

Blockbuster Inc.

Unaudited Pro Forma Consolidated Condensed Balance Sheet Data

(in millions)

At March 31, 2004
Total assets	$4,799.3
Long-term debt, including capital lease obligations	$1,108.8
Total stockholders’ equity	$2,462.9

RISK FACTORS

You should consider carefully all of the information set forth or incorporated by reference in this document and, in particular, the following risk factors in considering whether or not to tender your shares of Viacom class A or class B common stock pursuant to this exchange offer.

The risk factors have been separated into three groups:

•	risks that relate to Viacom’s business;

•	risks that relate to Blockbuster’s business; and

•	risks that relate to this exchange offer.

Prior to the split-off, the risks described below that relate to Blockbuster’s business apply to Viacom. Viacom will also have certain liabilities with respect to Blockbuster which are described below in the section entitled “—Risk Factors Relating to Viacom’s Business—Viacom Has Contingent Liabilities Related to Discontinued Businesses.” In addition, the risks described below and elsewhere in this Prospectus-Offer to Exchange are not the only ones Viacom and Blockbuster are facing or that relate to this exchange offer. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory, geopolitical or other factors that also could have material adverse effects on Viacom’s or Blockbuster’s future results or on this exchange offer. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the events described below under the sections entitled “—Risk Factors Relating to Viacom’s Business” and “—Risk Factors Relating to Blockbuster’s Business” were to occur, Viacom’s and Blockbuster’s business, prospects, financial condition, results of operations and/or cash flows could be materially adversely affected. In any such case, the price of shares of Viacom class A and/or class B common stock and/or shares of Blockbuster class A and/or class B common stock could decline, and you could lose all or part of your investment in Viacom or Blockbuster. In addition, the risks described below and elsewhere in this document associated with Blockbuster are, until the completion of this exchange offer and any spin-off, also associated with Viacom due to Viacom’s ownership interest in Blockbuster.

In addition, for a discussion of additional uncertainties associated with (1) Viacom’s and Blockbuster’s businesses and (2) forward-looking statements in this document, see the section entitled “Cautionary Statement Concerning Forward-Looking Statements” on page 48.

For the purposes of these risk factors, unless the context otherwise indicates, Viacom has assumed that this exchange offer is fully subscribed and that all shares of Blockbuster class B common stock and converted class A common stock held by Viacom are distributed through this exchange offer and that all of the shares of Blockbuster class A common stock Viacom previously purchased in the open market in order to maintain U.S. federal income tax consolidation with Blockbuster are contributed to the Viacom Pension Plan and the CBS Combined Pension Plan.

Risk Factors Relating to Viacom’s Business

Adverse Changes to Factors Affecting Advertising Sales Could Have a Negative Effect on Viacom’s Revenues

Viacom derives substantial revenues from the sale of advertising on its over-the-air networks, basic cable networks, television stations, radio stations and outdoor businesses (and, if Viacom completes this exchange offer, advertising revenues will constitute an even higher percentage of Viacom’s total revenues than they currently do). The sale of advertising is affected by viewer demographics, viewer ratings and market conditions for advertising. Adverse changes to any of these factors, including as a result of acts of terrorism or war, could have a negative effect on revenues.

Viacom’s Basic Cable and Premium Subscription Television Networks Are Dependent Upon Affiliation Agreements with Cable and Direct-to-Home Distributors. Adverse Changes to the Terms of These Agreements and Consolidation Among Distributors Could Have a Negative Effect on Viacom’s Revenues

Viacom’s basic cable networks and premium subscription television networks are dependent upon affiliation agreements with cable and direct-to-home satellite services, which are referred to in this Prospectus-Offer to Exchange as “DTH,” distributors on acceptable terms. The loss of carriage on such distributors, or continued carriage on less favorable terms, could adversely affect, with respect to basic cable networks, revenues from subscriber fees and the ability to sell advertising and, with respect to premium subscription television networks, subscriber fee revenues. In addition, continued consolidation among cable and/or DTH distributors and vertical integration of such distributors into the cable or broadcast network business, could have an adverse effect on subscriber fees and advertising revenues, as Viacom’s ability to launch new networks or maintain or obtain additional distribution for existing networks may be impacted by these factors.

Operating Results from Viacom’s Motion Picture and Television Production Businesses Fluctuate Depending on the Costs of Production and Public Acceptance, Which Are Unpredictable

Operating results derived from Viacom’s motion picture and television production businesses fluctuate depending primarily upon the cost of such productions and acceptance of such productions by the public, which are difficult to predict. Motion picture and television production has experienced cycles in which increased costs of talent, reduced availability of co-financing opportunities, and other factors have resulted in higher production costs. In addition, the commercial success of Viacom’s motion picture and television productions depends upon the quality and acceptance of other competing productions, and the availability of alternative forms of entertainment and leisure time activities.

Any Impairment of Goodwill or Other Intangible Assets Required by SFAS 142 Could Have a Significant Effect on Viacom’s Reported Net Earnings

In accordance with SFAS 142, Viacom tests goodwill and other intangible assets for impairment during the fourth quarter of each year, and on an interim date should factors or indicators become apparent that would require an interim test. A downward revision in the fair value of a reporting unit could result in an impairment of goodwill under SFAS 142 and a non-cash charge would be required. Such a charge could have a significant effect on Viacom’s reported net earnings.

Viacom Is Subject to Laws and Regulations That Are Subject to Interpretation or Change Which Could Adversely Impact Viacom

While Viacom seeks to ensure compliance with FCC indecency laws and regulations, the definition of “indecency” is subject to interpretation and there can be no assurance that employees of Viacom will not make decisions resulting in the broadcast of programming that is viewed by regulators or the public as not meeting such standards. Such programming could subject Viacom to regulatory review or investigation, fines, adverse publicity or other sanctions including the loss of station licenses. In addition, changes in laws and regulations, including in particular FCC ownership rules, could, directly or indirectly, adversely affect the operations and ownership of Viacom’s properties.

Piracy or Unauthorized Distribution of Viacom’s Copyrighted Materials Could Negatively Affect Viacom’s Operations

Technology developments, including digital copying and file compression, and the growing penetration of high-bandwidth Internet connections, increase the threat of content piracy by making it easier to duplicate and widely distribute pirated material. Viacom takes actions to vigorously enforce its rights and protect its copyrighted materials and products; however, there can be no assurance that it will be successful in preventing the distribution of pirated content. Increased piracy of Viacom’s copyrighted materials could negatively affect its operations and financial results.

Certain Technological Advances and Changing Consumer Preferences Could Adversely Affect Viacom’s Businesses

Recently introduced technologies, such as personal video recorders, video-on-demand, DVD recorders, and the availability of television and motion picture programming over the Internet, are becoming more widely available at reduced cost to consumers. While these technologies create opportunities for Viacom, changing consumer preferences for entertainment products, and the ability to skip commercial advertising or to watch shows at times chosen by the consumer, could make television less attractive to advertisers, reduce the amounts distributors are prepared to pay for programming or otherwise have an adverse effect on Viacom’s businesses.

Viacom Has Contingent Liabilities Related to Discontinued Businesses

Viacom has contingent liabilities related to discontinued businesses, including environmental liabilities, liabilities related to illnesses of former employees, asbestos liabilities and other pending and threatened litigation. While the pending or threatened litigations and environmental and other liabilities should not have a material adverse effect on Viacom, there can be no assurance in this regard. Viacom will also have certain liabilities in connection with the divestiture of Blockbuster, including under the IPO agreement, the amended and restated release and indemnification agreement and the amended and restated tax matters agreement, each of which is further described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster” beginning on page 91.

Viacom’s Operating Results Fluctuate Due to Timing and Availability of Theatrical and Home Video Releases and the Recording of License and Syndication Fees for Television Programming

Viacom’s operating results fluctuate due to the timing and availability of theatrical and home video releases, as well as the recording of license fees for television exhibition of motion pictures and for syndication and basic cable exhibition of television programming in the period that the products are available for such exhibition.

National Amusements Has Voting Control of Viacom and Is in a Position to Control the Outcome of Corporate Actions that Require Stockholder Approval

National Amusements, through its beneficial ownership of Viacom’s class A common stock, has voting control of Viacom. Mr. Sumner M. Redstone, the controlling stockholder of National Amusements, is the chairman of the board of directors and chief executive officer of Viacom. National Amusements is in a position to control the outcome of corporate actions that require stockholder approval, including the election of directors, issuance of securities and transactions involving a change of control.

Viacom is Functioning Under New Operating Management and With a Management Structure that is Unproven

On June 1, 2004, Viacom announced the appointment of Tom Freston and Leslie Moonves as co-presidents and co-chief operating officers, replacing the then-current president and chief operating officer, Mel Karmazin.

Until that time, Mr. Freston was the chairman and chief executive officer of Viacom’s MTV Networks unit and Mr. Moonves was the chairman and chief executive officer of CBS. Until this recent management change, Viacom had a sole president and chief operating officer. Viacom does not have experience with a co-president and co-chief operating officer management structure, and there can be no assurance that the transition to this new management structure, or the new structure itself, will be successful.

Labor Difficulties Could Adversely Impact Viacom’s Operations

In the operation of its businesses, Viacom engages the services of writers, directors, actors and others, which are subject to collective bargaining agreements. Work stoppages and/or higher costs in connection with these agreements could adversely impact Viacom’s operations.

Viacom’s Revenues May Fluctuate Based on the Seasonality of Certain of Its Businesses

Some of Viacom’s businesses are seasonal. The home video retail business and the consumer publishing business are subject to increased periods of demand coinciding with summer and winter holidays, while a substantial majority of the theme parks’ operating income is generated from May through September. In addition, the home video and theme parks businesses’ revenues are influenced by weather. Viacom’s advertiser-supported businesses experience fluctuations based on the timing of advertising expenditures by retailers.

Risk Factors Relating to Blockbuster’s Business

Current Studio Pricing Policies Have Resulted in Increased Competition from Mass Merchant Retailers, Which Has Affected, and Will Continue to Affect, Consumer Rental and Purchasing Behavior. Blockbuster Cannot Control or Predict with Certainty Future Studio Decisions. Future Changes in Studio Pricing or Other Practices Could Negatively Impact Blockbuster’s Profitability

Studio pricing for movies released to home video retailers historically was based on whether or not a studio desired to promote a movie for both rental and sale to the consumer, or primarily for rental, from the beginning of the home video retailer distribution window. In order to promote a movie title for rental, the title would be released to home video retailers at a price that was too high to allow for an affordable sales price by the retailer to the consumer at the beginning of the home video retailer distribution window. As rental demand subsided, the studio would reduce pricing in order to then allow for reasonably priced sales to consumers. Currently, substantially all DVD titles are released at a price to the home video retailer that is low enough to allow for an affordable sales price by the retailer to the consumer from the beginning of the home video retailer distribution window. This sell-through pricing policy has led to increasing competition from other retailers, including mass merchants such as Wal-Mart, Best Buy, Circuit City and online retailers, who are able, due to the lower sell-through prices, to purchase DVDs for sale to consumers at the same time as traditional home video retailers, like Blockbuster, purchase both DVDs and VHS products for rental. In addition, some retailers sell movies at lower prices in order to increase overall traffic to their stores or businesses, and mass merchants may be more willing to sell at lower, or even below wholesale, prices because of their opportunity to move customers to higher dollar margin items, such as televisions. These factors have increased consumer interest in purchasing DVDs, which has reduced the significance of the VHS rental window.

Blockbuster believes that the increased consumer purchases are due in part to consumer interest in building DVD libraries of classic movies and personal favorites and that the studios will remain dependent on the traditional home video retailer to generate revenues for the studios from titles that are not classics or current box office hits. Blockbuster therefore believes the importance of the video rental industry to the studios will continue to be a factor in studio pricing decisions. However, Blockbuster cannot control or predict studio pricing policies with certainty, and Blockbuster cannot assure you that consumers will not, as a result of further decreases in studio sell-through pricing and/or sustained or further depressed pricing by competitors, increasingly desire to purchase rather than rent movies. Personal DVD libraries could also cause consumers to rent or purchase fewer movies in the future. Blockbuster’s profitability could, therefore, be negatively affected if, in light of any such consumer behavior, Blockbuster was unable to (i) grow its rental business, (ii) replace gross profits from generally higher-margin rentals with gross profits from increased sales of generally lower-margin sell-through product, or (iii) otherwise positively affect gross profits, such as through price increases or cost reductions. Blockbuster’s ability to achieve one or more of these objectives is subject to risks, including the risk that Blockbuster may not be able to compete effectively with other DVD retailers, some of whom may have competitive advantages such as the pricing flexibility described above or favorable consumer perceptions regarding value.

In any wholesale pricing environment, the extent of Blockbuster’s profitability is dependent on its ability to enter into arrangements with the studios that effectively balance cost considerations and the number of copies of a title stocked by Blockbuster. Each type of arrangement provides different advantages and challenges for Blockbuster. For example, Blockbuster has benefited from sell-through pricing of DVDs because the lower cost associated with DVD product has resulted in higher rental margins than product purchased under Blockbuster’s historical VHS revenue-sharing arrangements.

Blockbuster’s profitability could be negatively affected if studios were to make other changes in their wholesale pricing policies, which could include pricing rental windows for DVDs or expanded exploitation by studios of the international two-tiered pricing laws. In addition, Blockbuster cannot predict what use the studios might make of current or future alternative supply methods, such as downloading to stores or consumers, or what impact the use of such supply chain changes by Blockbuster or its competitors might have on Blockbuster’s profitability.

Blockbuster’s Video Business Could Lose a Competitive Advantage if the Movie Studios Were to Shorten or Eliminate the Home Video Retailer “Distribution Window” or Otherwise Adversely Change Their Current Practices With Respect to the Timing of the Release of Movies to the Various Distribution Channels

A competitive advantage that home video retailers currently enjoy over most other movie distribution channels, except theatrical release, is the early timing of the home video retailer “distribution window.” After the initial theatrical release of a movie, studios generally make their movies available to home video retailers (for rental and retail, including by mass merchant retailers) for specified periods of time. This distribution window is typically exclusive against most other forms of non-theatrical movie distribution, such as pay-per-view, video-on-demand, premium television, basic cable and network and syndicated television. The length of this exclusive distribution window for home video retailers varies, but has traditionally ranged from 45 to 60 days for domestic video retailers. Thereafter, movies are made sequentially available to television distribution channels.

Blockbuster’s business could be negatively affected if:

•	the home video retailer distribution windows were no longer the first following the theatrical release;

•	the length of the home video retailer distribution windows were shortened; or

•	the home video retailer distribution windows were no longer as exclusive as they are now;

because newly released movies would be made available earlier on these other forms of non-theatrical movie distribution. As a result, consumers would no longer need to wait until after the home video retailer distribution window to view a newly released movie on these other distribution channels. According to industry statistics, more movies are now being released to pay-per-view at the shorter end of the distribution window range than at the longer end. In addition, many of the major movie studios have entered into various ventures to provide video-on-demand or similar services of their own. Increased studio participation in or support of these types of services could impact their decisions with respect to the timing and exclusivity of the home video retailer distribution window.

Blockbuster believes that the studios have a significant interest in maintaining a viable home video retail industry. However, because the order, length and exclusivity of each window for each distribution channel is determined solely by the studio releasing the movie, Blockbuster cannot predict the impact, if any, of any future decisions by the studios. In addition, any consolidation or vertical integration of media companies to include both content providers and digital distributors could pose a risk to the continuation of the distribution window.

If the Average Sales Price for Blockbuster’s Previously Rented Product Is Not at or Above an Expected Price, Blockbuster’s Expected Gross Margins May Be Adversely Affected

To achieve Blockbuster’s expected revenues and gross margins, Blockbuster needs to sell its previously rented product at or above an expected price. If the average sales price of Blockbuster’s previously rented product is not at or above this expected price, Blockbuster’s revenues and gross margins may be adversely affected. At the same time, it is important that Blockbuster maximize its overall rental stream through its allocation of store space. Blockbuster may need to turn its inventory of previously rented product more quickly in the future in order to make room in its stores for additional DVDs or new initiatives. Therefore, Blockbuster cannot assure you that in the future it will be able to sell, on average, its previously rented product at or above the expected price.

Other factors that could affect Blockbuster’s ability to sell its previously rented product at expected prices include:

•	consumer desire to own the particular movie or game;

•	the amount of previously rented product or traded product available for sale by others to the public; and

•	changes in the price of retail product by the studios or changes by other retailers, particularly the mass merchants mentioned above.

In addition, Blockbuster’s sales of previously rented product, especially DVDs, compete with sales of newly released product that is priced for sell-through.

Blockbuster’s Financial Results Could Be Adversely Affected if Blockbuster Is Unable to Manage Its Retail Inventory Effectively or if Blockbuster Is Unable to Obtain or Maintain Favorable Terms from Its Suppliers

Blockbuster’s purchasing decisions are influenced by many factors, including predictions of consumer demand, gross margin considerations and supplier product return policies. While much of Blockbuster’s retail movie product in the United States, but not internationally, is returnable to vendors, the increased investment in inventory necessary to capitalize on the growing retail market increases Blockbuster’s exposure to excess inventories in the event anticipated sales fail to materialize. In addition, returns of Blockbuster’s games inventory, which is prone to obsolescence risks because of the nature of the industry, are subject to negotiation with vendors. The prevalence of multiple game platforms may make it more difficult for Blockbuster to accurately predict consumer demand with respect to video games. The nature of and market for Blockbuster’s products, particularly games and DVDs, also makes them prone to risk of theft and loss. Blockbuster’s operating results could suffer if it is not able to:

•	obtain or maintain favorable terms from its suppliers with respect to such matters as product returns;

•	maintain adequate copy depth to maintain customer satisfaction;

•	control shrinkage resulting from theft or loss; or

•	avoid significant inventory excesses that could force Blockbuster to sell products at a discount or loss.

Blockbuster Is Dependent on the Introduction and Supply of New and Enhanced Game Platforms and Software to Attract and Retain Its Video Game Customers

The home video game industry has traditionally been a hit-driven business characterized by short product lifecycles and frequent introduction of new products. Historically, the lifecycle for game platforms has been about five years, with a limited number of platforms achieving success at any given time. The industry typically grows with the introduction of new hardware platforms and games, but tends to slow prior to the introduction of new platforms, as consumers hold back their purchases in anticipation of new platform and game enhancements. Blockbuster’s video games business is, therefore, dependent on the introduction of new and enhanced game platforms and software in order to attract and retain its video game customers. Delays in introduction, slower than expected hardware or software shipments or any failure to obtain sufficient product from Blockbuster’s suppliers on favorable terms could negatively affect Blockbuster’s business or increase fluctuations in Blockbuster’s results of operations.

Piracy of the Products Blockbuster Offers or Disregard of Release Dates May Adversely Affect Its Operations

Although piracy is illegal, it is a real and significant threat to the home video industry. The development of technology, including digital copying and file compression, and the growing penetration of high-bandwidth Internet connections and ease of networking, increase the threat of piracy by making it easier to duplicate and widely distribute pirated content. Although piracy is a concern in the United States, it is having a more significant adverse affect on the home video industry in international markets. Blockbuster cannot assure you that movie studios and others with rights in the product will take steps to enforce their rights against piracy or that they will be successful in preventing the distribution of pirated content. Increases in piracy could continue to negatively affect Blockbuster’s revenues. In addition, when the studios’ distribution licensees disregard the studios’ release dates and release product to home video retailers other than Blockbuster before the release date, Blockbuster could be adversely affected. Blockbuster cannot assure you that the studios can or will control such distribution licensees, particularly international ones.

Blockbuster Cannot Predict the Impact that New or Improved Technologies or Video Formats, Alternative Methods of Product Delivery or Changes in Consumer Behavior Facilitated by These Technologies or Formats and Alternative Methods of Product Delivery May Have on Its Business

Advances in technologies such as video-on-demand, new video formats, downloading or alternative methods of product delivery or certain changes in consumer behavior driven by these or other technologies and methods of delivery could have a negative effect on Blockbuster’s business. In particular, Blockbuster’s business could be impacted if:

•	newly released movies were to be made widely available by the studios to these technologies or these formats at the same time or before they are made available to home video retailers for rental; and

•	these technologies or new formats were to be widely accepted by consumers.

The widespread availability of additional channels on satellite and digital cable systems may significantly reduce public demand for Blockbuster’s products. Advances in direct broadcast satellite and cable technologies may adversely affect public demand for video store rentals. If direct broadcast satellite and digital cable were to become more widely available and accepted, this could cause a smaller number of movies to be rented if viewers were to favor the expanded number of conventional channels and expanded content, including movies, specialty programming and sporting events, offered through these services. If this were to occur, it could have a negative effect on Blockbuster’s video store business. Direct broadcast satellite providers transmit numerous channels of programs by satellite transmission into subscribers’ homes. In addition, cable providers are taking advantage of digital technology to transmit many additional channels of television programs over cable lines to subscribers’ homes.

Because of the increased availability of channels, direct broadcast satellite and digital cable providers have been able to enhance their pay-per-view business by:

•	substantially increasing the number and variety of movies they can offer their subscribers on a pay-per-view basis; and

•	providing more frequent and convenient start times for the most popular movies.

If these enhanced pay-per-view services were to become more widely available and accepted, pay-per-view purchases could significantly increase. Pay-per-view allows the consumer to avoid trips to the video store for rentals and returns of movies, which also eliminates the chance they will incur additional costs for keeping a movie beyond its initial rental term. However, newly released movies are currently made available by the studios for rental prior to being made available on a pay-per-view basis. Pay-per-view also does not allow the consumer to start, stop and rewind the movie or fully control start times. Increases in the size of the pay-per-view market could lead to an earlier distribution window for movies on pay-per-view if the studios were to perceive this to be a better way to maximize their revenues.

Blockbuster’s video store business must compete with the availability of video-on-demand and similar or other technologies, and alternative methods of delivery, which may significantly reduce the demand for Blockbuster’s products or otherwise negatively affect Blockbuster’s business. Any method for delivery of movies or games that serves as an alternative to obtaining that content in Blockbuster’s stores can impact its business. Examples of delivery methods that are currently available on a limited or test basis, but that could impact Blockbuster’s business, are video-on-demand, delivery by mail and online gaming. In addition, technological advances with personal video recorders and disposable DVDs could impact Blockbuster’s business.

Video-on-demand. Some digital cable providers and a limited number of Internet content providers have implemented technology referred to as video-on-demand. This technology transmits movies and other entertainment content on demand with interactive capabilities such as start, stop and rewind. In addition, some cable providers have introduced subscription video-on-demand, which allows consumers to pay a flat fee per month for access to a selection of content with fast-forward, stop and rewind capabilities. In addition to being available from most major cable providers in select markets, video-on-demand has been introduced over the Internet, as high-speed Internet access has greatly increased the speed and quality of viewing content, including feature-length movies, on personal computers. Blockbuster has previously tested an entertainment-on-demand service, which delivered video-on-demand to consumers’ television sets via digital subscriber lines and fiber optic connections, and Blockbuster conducts similar tests from time to time. The future of video-on-demand services, including services provided by Blockbuster, is uncertain. Video-on-demand could have a negative effect on Blockbuster’s video store business if:

•	video-on-demand could be profitably provided at a reasonable price; and

•	newly released movies were made available at the same time, or before, they were made available to the home video retailers for rental.

Delivery by mail. Some companies, including Blockbuster, offer consumers the ability to purchase or rent movies and games through the Internet, with delivery by mail. This includes various online rental subscription programs, which generally do not have extended viewing fees. The convenience offered by this method of product delivery, and the attractiveness to consumers of having no extended viewing fees, could reduce the number of consumers who obtain product from Blockbuster’s stores.

Disposable DVDs; personal video recorders. The technology exists for retailers to offer disposable DVDs, which would allow a consumer to view a DVD for an unlimited number of times during a specified period of time, at the end of which the DVD becomes unplayable as a result of chemistry technology. Another technology that could have an effect on Blockbuster’s video store business is the personal video recorder. A personal video recorder allows consumers to automatically and digitally record programs to create a customized television line-

up for viewing at any time. This technology also enables consumers to pause, rewind, instant replay and playback in slow motion any live television broadcast. This technology is also increasingly being used to download movies in a form known as Subscriber Video on Demand. Blockbuster cannot predict the impact that these technologies will have on its business.

Blockbuster Could Incur Substantial Costs Defending Itself in any Suits Brought Against Blockbuster Asserting Patent or Other Intellectual Property Rights

Netflix, Blockbuster’s primary domestic competitor in online rental, recently stated that it had obtained a patent covering online rental subscription (U.S. Patent No. 6,584,450). While Blockbuster cannot predict with certainty the scope, validity and enforceability of this or any other patent, Blockbuster could nevertheless incur substantial costs in defending itself in any suits brought against Blockbuster asserting patent or other intellectual property rights. If the outcome of any such litigation were to be unfavorable to Blockbuster, its business and results of operations could be materially adversely affected. Blockbuster is not currently aware of any patent that it believes will materially adversely affect its ability to pursue its current and planned business operations.

Blockbuster Has Had Limited Experience with Certain New Customer Proposition Initiatives and Cannot Assure You When or if These or Future Initiatives Will Have a Positive Impact on Blockbuster’s Profitability

Blockbuster has implemented and will continue to implement initiatives that are designed to enhance efficiency and customer convenience in its stores, and Blockbuster is also continuing to test and implement initiatives such as in-store and online subscription-based rentals, games store-in-stores and trading concepts. The implementation of these and other similar initiatives in Blockbuster’s stores will involve significant investments by Blockbuster of time and money. Because Blockbuster has limited experience with such new initiatives, Blockbuster cannot assure you that they will be successful or profitable either over the short or long term, including success in retaining customers. Blockbuster’s ability to effectively and timely prioritize and implement its initiatives will also affect when and if they will have a positive impact on Blockbuster’s profitability.

Any Failure or Inadequacy of Blockbuster’s Information Technology Infrastructure Could Harm Its Business

The capacity, reliability and security of Blockbuster’s information technology hardware and software infrastructure and Blockbuster’s ability to expand and update this infrastructure in response to its growth and changing needs are important to the implementation of Blockbuster’s new customer proposition initiatives, as well as the operation of Blockbuster’s business generally. In connection with Blockbuster’s growth and to avoid technology obsolescence and enable future cost savings and customer enhancements, Blockbuster is continually updating its information technology infrastructure. In addition, Blockbuster intends to add new features and functionality to its products, services and systems that could result in the need to develop, license or integrate additional technologies. Blockbuster’s inability to add additional software and hardware or to upgrade its technology infrastructure could have adverse consequences, which could include the delayed implementation of Blockbuster’s new customer proposition initiatives, service interruptions, impaired quality or speed of the users’ experience and the diversion of development resources. Blockbuster’s failure to provide new features or functionality to its systems also could result in these consequences. Blockbuster may not be able to effectively upgrade and expand its systems, or add new systems, in a timely manner or to integrate smoothly any newly developed or purchased technologies with its existing systems. These difficulties could harm or limit Blockbuster’s ability to improve its business.

Newly Opened Stores May Adversely Affect the Profitability of Pre-Existing Stores

Blockbuster expects to open company-operated stores in markets where it already has significant operations in order to maximize its market share within these markets. Although Blockbuster has a store development approach that is designed to minimize the effect of newly opened stores on pre-existing stores, Blockbuster cannot assure you that these newly opened stores will not adversely affect the revenues and profitability of those pre-existing stores in any given market.

Blockbuster May Be Required to Make Lease Payments Related to Blockbuster Music Stores that Were Sold to Wherehouse Entertainment Inc., Which Is in Chapter 11 Bankruptcy

In October 1998, about 380 BLOCKBUSTER MUSIC™ stores were sold to Wherehouse Entertainment Inc., which is referred to in this Prospectus-Offer to Exchange as “Wherehouse.” Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. In connection with Blockbuster’s initial public offering, Blockbuster entered into an Initial Public Offering and Split-Off Agreement with Viacom, pursuant to which Blockbuster agreed to indemnify Viacom with respect to any amount paid under these guarantees. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91. On January 21, 2003, Wherehouse filed a petition for protection under Chapter 11 of U.S. bankruptcy law. Based on information regarding lease and guarantee expirations originally available in connection with the Wherehouse bankruptcy, Blockbuster estimated that it was contingently liable for approximately $36.0 million. Of this amount, Blockbuster recorded a reserve of $18.7 million during the fourth quarter of 2002, which represented Blockbuster’s estimate of the lease guarantee obligation at that time. During 2003, Blockbuster paid approximately $8.2 million associated with the lease guarantee obligation. In addition, during the fourth quarter of 2003, based upon Blockbuster’s most current information regarding the bankruptcy proceedings, Blockbuster reduced its reserve by $2.6 million, resulting in a remaining reserve balance of $7.9 million at March 31, 2004. Any payments Blockbuster is required to make under the guarantees in excess of its recorded reserve would negatively affect Blockbuster’s results of operations.

Blockbuster’s Business Model Is Substantially Dependent on the Functionality of Its Centralized Domestic and International Distribution Centers

Blockbuster’s domestic distribution system is centralized. This means that Blockbuster ships nearly all of the products to its U.S. company-operated stores through Blockbuster’s distribution center. If Blockbuster’s distribution center were to become non-operational for any reason, Blockbuster could incur significantly higher costs and longer lead times associated with distributing Blockbuster’s movies and other products to its stores. In international markets, there are a variety of distribution methodologies utilized with similar risks to those in the United States.

Blockbuster’s Financial Results Could be Negatively Impacted by any Impairment of Goodwill or Other Intangible Assets Required by SFAS 142

In accordance with SFAS 142, Blockbuster tests goodwill and other intangible assets for impairment during the fourth quarter of each year, and on an interim date should events occur or circumstances change that would require an interim impairment test. A downward revision in the fair value of a reporting unit could result in an impairment of goodwill under SFAS 142 and a non-cash charge would be required. Such a charge could have a significant effect on Blockbuster’s reported net income.

Blockbuster’s Financial Results Could be Negatively Impacted by the Application of Future Accounting Policies

Blockbuster’s financial results could be negatively impacted by the application of future accounting policies. For example, Blockbuster could be negatively impacted by the required adoption of new accounting pronouncements such as the Financial Accounting Standards Board Exposure Draft, Share-Based Payment, an Amendment of FASB Statements No. 123 and 95, or pending legislation such as H.R. 3574, The Stock Option Accounting Reform Act.

Blockbuster Is Subject to Governmental Regulation Particular to the Retail Home Video Industry and Changes in U.S. or International Laws May Adversely Affect Blockbuster

Any finding that Blockbuster has been, or is, in noncompliance with respect to the laws affecting its business could result in, among other things, governmental penalties or private litigant damages, which could have a material adverse effect on Blockbuster. Blockbuster is subject to various international and U.S. federal and state laws that govern the offer and sale of Blockbuster’s franchises because Blockbuster acts as a franchisor. In addition, because Blockbuster operates video stores and develops new video stores, Blockbuster is subject to various international and U.S. federal and state laws that govern, among other things, the disclosure and retention of Blockbuster’s video rental records and access and use of its video stores by disabled persons, and are subject to various state and local advertising, consumer protection, licensing, zoning, land use, construction, environmental, health and safety, minimum wage and labor and other employment regulations. The international home video and video game industry varies from country to country due to, among other things, legal standards and regulations, such as those relating to foreign ownership rights; unauthorized copying; intellectual property rights; movie ratings, which in many countries are legal standards unlike the voluntary standards of the United States; labor and employment matters; trade regulation and business practices; franchising and taxation; and format and technical standards. Blockbuster’s obligation to comply with, and the effects of, the above governmental regulations are increased by the magnitude of Blockbuster’s operations.

There is also a significant amount of U.S. state and local and international regulation governing trading activities. As Blockbuster continues to develop its movie and games trading model, Blockbuster will incur additional costs to comply with these regulations. In addition, efforts to comply with these regulations could delay Blockbuster’s ability to implement its trading and games initiatives on its proposed schedule.

Changes in existing laws, including environmental and employment laws, adoption of new laws or increases in the minimum wage, may increase Blockbuster’s costs or otherwise adversely affect Blockbuster. For example, the repeal or limitation in the United States of the “first sale” doctrine for audiovisual works or for computer software made for limited purpose computers (or, conversely, the creation of a rental right vested in the copyright holder) would have an adverse impact in the United States on Blockbuster’s rental business. In August 2002, the U.S. Copyright Office released its study on the first sale doctrine in the digital age and determined that no changes were warranted. Similarly, the adoption or expansion of laws in any other country to allow copyright owners to charge retailers more for rental product than for sell-through product could have an adverse impact on Blockbuster’s rental business in that country.

Any Acquisitions Blockbuster Makes Involve a Degree of Risk

Blockbuster has in the past, and may in the future, engage in acquisitions to continue expansion of its domestic and international rental and retail presence. For example, during the past several years, Blockbuster made asset acquisitions of stores in the United States and in markets outside of the United States. In addition, during 2002, Blockbuster acquired all of the capital stock of the second largest games retailer in the United Kingdom and purchased the 51% interest that Blockbuster did not already own in its joint venture based in Italy. If these or any future acquisitions are not successfully integrated with Blockbuster’s business, its ongoing operations could be adversely affected. Additionally, acquisitions may not achieve desired profitability objectives or result in any anticipated successful expansion of the acquired businesses or concepts. Although Blockbuster reviews and analyzes assets or companies it acquires, such reviews are subject to uncertainties and may not reveal all potential risks. Additionally, although Blockbuster attempts to obtain protective contractual provisions, such as representations, warranties and indemnities, in connection with acquisitions, Blockbuster cannot assure you that it can obtain such provisions in its acquisitions or that they will fully protect Blockbuster from unforeseen costs of the acquisition.

As a Result of the Payment of the Special Distribution Blockbuster’s Leverage Will Increase and Blockbuster’s Ability to Make Payments on its Bank Debt will Depend on Blockbuster’s Future Operating Performance Which Will Depend on a Number of Factors That are Outside of Blockbuster’s Control

Blockbuster will incur additional debt of $950 million under its new credit agreement in order to pay the special distribution to its stockholders and to finance transaction costs and expenses in connection with the split-off and the special distribution. As of March 31, 2004, on a pro forma basis after giving effect to the special distribution and the borrowings under the new credit agreement, Blockbuster would have had total debt of approximately $1,108.8 million, or approximately [    ]% of Blockbuster’s total capitalization. In addition, Blockbuster would have the $150 million letter of credit provided by Blockbuster to support Viacom’s potential liabilities for certain lease obligations of Blockbuster and other letters of credit issued in the ordinary course of business. See the section entitled “Blockbuster Unaudited Pro Forma Consolidated Condensed Financial Information” beginning on page 84. Blockbuster’s debt service obligations with respect to this new debt will have an adverse impact on its earnings and cash flow for as long as the indebtedness is outstanding. This adverse effect on earnings and cash flow could negatively impact Blockbuster’s stock price.

Blockbuster’s ability to make principal and interest payments on its bank debt will depend on Blockbuster’s future operating performance, which will depend on a number of factors, many of which are outside Blockbuster’s control. The degree to which Blockbuster is leveraged could have other important consequences, including the following:

•	Blockbuster must dedicate a substantial portion of its cash flows from operations to the payment of its indebtedness, reducing the funds available for future working capital requirements, capital expenditures, acquisitions or other general corporate requirements;

•	some of Blockbuster’s borrowings are, and will continue to be, at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;

•	Blockbuster may be more highly leveraged than some of its competitors, which could place it at a competitive disadvantage;

•	Blockbuster may be more vulnerable to adverse economic and industry conditions; and

•	Blockbuster’s debt level could limit its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates.

Based upon current levels of operations and anticipated growth, Blockbuster expects to be able to generate sufficient cash flow to make all of the principal and interest payments when such payments are due under Blockbuster’s new credit agreement, but there can be no assurance that Blockbuster will be able to repay such borrowings. See the section entitled “Description of Other Material Agreements—New Blockbuster Credit Agreement” beginning on page 134.

The Terms of Blockbuster’s New Credit Agreement Will Impose Many Restrictions on Blockbuster. A Failure by Blockbuster to Comply With Any of These Restrictions Could Result in an Event of Default Under the New Credit Agreement

The terms of Blockbuster’s new credit agreement will contain a number of restrictive covenants that will impose significant operating and financial restrictions on Blockbuster, including restrictions on its ability to, among other things:

•	repurchase or redeem capital stock or subordinated indebtedness;

•	pay dividends or make distributions to stockholders;

•	incur or guarantee additional indebtedness;

•	create liens;

•	make investments; and

•	merge or consolidate with other companies or transfer all or substantially all of its assets.

Blockbuster’s new credit agreement will require it to maintain certain financial ratios, some of which may become more restrictive over time. As a result of these covenants and ratios, Blockbuster will be limited in the manner in which it can conduct its business, and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit Blockbuster’s ability to successfully operate its business.

A failure to comply with the covenants or financial ratios contained in Blockbuster’s new credit agreement could lead to an event of default. In the event of any default under Blockbuster’s new credit agreement, the lenders thereunder will not be required to lend any additional amounts to Blockbuster and could elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, and require Blockbuster to apply all of its available cash to repay these borrowings. An acceleration of indebtedness under the new credit agreement would also likely result in an event of default under the terms of any other financing arrangement Blockbuster had outstanding at such time. If any or all of Blockbuster’s debt were to be accelerated, there can be no assurance that Blockbuster’s assets would be sufficient to repay such indebtedness in full. See the section entitled “Description of Other Material Agreements—New Blockbuster Credit Agreement” beginning on page 134.

Blockbuster’s Obligations Pursuant to the IPO Agreement Relating to Certain Real Estate Leases Guaranteed by Viacom May Adversely Affect Blockbuster’s Ability to Negotiate Renewals or Modifications to a Subset of Such Leases

The IPO agreement imposes various restrictions and limitations on Blockbuster’s ability to renew or modify, in a manner that increases Viacom’s potential liability, a subset of the leases guaranteed by Viacom, which could make it more difficult and expensive, and in some cases impossible, to renew or modify certain of these leases. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions— Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91.

Blockbuster’s Obligations Pursuant to the IPO Agreement to Maintain a Letter of Credit in Favor of Viacom Will Reduce Blockbuster’s Borrowing Capacity

Pursuant to the IPO agreement, Blockbuster is obligated to provide at the date of payment of the special distribution a $150 million letter of credit for the benefit of Viacom to support Viacom’s potential liability for certain real estate lease obligations of Blockbuster. Such letter of credit is referred to in this Prospectus-Offer to Exchange as the “Viacom letter of credit.” The Viacom letter of credit will reduce Blockbuster’s borrowing capacity under the terms of its new credit agreement by $150 million. Until the Viacom letter of credit or any renewal thereof is terminated, Blockbuster anticipates any future or additional lenders may treat Blockbuster’s letter of credit obligation as if it were outstanding indebtedness when assessing Blockbuster’s borrowing capacity. Furthermore, if Blockbuster is unable to renew or otherwise replace the Viacom letter of credit prior to its expiration as required by the IPO agreement, Viacom has the right to draw down the full amount of the Viacom letter of credit, which would cause Blockbuster to borrow funds under its new credit agreement to reimburse the letter of credit bank. In either case, any resulting reduction in borrowing capacity could restrict or prevent Blockbuster from being able to borrow amounts necessary to engage in favorable business activities, consummate strategic acquisitions or otherwise fund capital needs. See the sections entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” and “Description of Other Material Agreements—New Blockbuster Credit Agreement” beginning on pages 91 and 134, respectively.

If Blockbuster Loses Key Senior Management or is Unable to Attract and Retain the Talent Required for its Business, its Operating Results Could Suffer

Blockbuster’s performance depends largely on the efforts and abilities of its members of senior management. These executives have substantial experience and expertise in Blockbuster’s business and have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could have an adverse effect on Blockbuster’s business. Blockbuster will need to attract and retain additional qualified personnel and develop, train and manage an increasing number of management-level employees. Blockbuster cannot assure you that it will be able to attract and retain personnel as needed in the future. See the section entitled “Interests of Certain Persons—Blockbuster—Employment Arrangements” beginning on page 107.

Risk Factors Relating to this Exchange Offer

Your Investment Will Be Subject to Different Risks After this Exchange Offer Regardless of Whether You Elect to Participate in This Exchange Offer

Your investment will be subject to different risks as a result of this exchange offer, regardless of whether you tender all, some or none of your shares of Viacom class A or class B common stock.

•	If you exchange all of your shares of Viacom class A or class B common stock and this exchange offer is fully subscribed, you will no longer have an interest in Viacom, but instead will directly own an interest in Blockbuster. As a result, your investment will be subject exclusively to risks associated with Blockbuster and not risks associated with Viacom.

•	If you exchange some, but not all, of your shares of Viacom class A or class B common stock regardless of whether this exchange offer is fully subscribed, the number of shares of Viacom common stock you own will decrease (unless you acquire Viacom class A or class B common stock other than through this exchange offer), while the number of shares of Blockbuster common stock you own will increase. As a result, your investment will be subject to risks associated with both Viacom and Blockbuster.

•	If you do not exchange any of your shares of Viacom class A or class B common stock and this exchange offer is fully subscribed, your interest in Viacom will increase on a percentage basis, while your indirect ownership in Blockbuster will be eliminated. As a result, your investment will be subject exclusively to risks associated with Viacom and not risks associated with Blockbuster because shares of Viacom class A or class B common stock will no longer include an investment in the Blockbuster business.

•	If you remain a stockholder of Viacom following the completion of this exchange offer and Viacom completes the spin-off described under the section entitled “Spin-Off and Dispositions of Blockbuster Common Stock”, you will receive shares of Blockbuster common stock (and cash in lieu of fractional shares). As a result, your investment will be subject to the risks associated with both Viacom and Blockbuster.

Whether or not you tender your shares of Viacom class A or class B common stock, the shares you hold after the completion of this exchange offer will be in a company that is different from the company in which you held shares before the completion of this exchange offer.

After this Exchange Offer, Blockbuster Will No Longer Have Access to the Financial Strength and Resources of Viacom

As a Viacom subsidiary, Blockbuster has had access to Viacom’s financial strength and extensive network of business relationships with companies around the world. Blockbuster has drawn on this resource in developing its own relationships and contacts and in participating in Viacom’s relationships with third parties. After the completion of this exchange offer, Blockbuster will be an independent company and will no longer be able to benefit from Viacom’s financial strength and resources to the same extent that it could as a majority-owned subsidiary of Viacom.

In Connection with this Exchange Offer, Blockbuster Must Replace Services Provided by Viacom

Prior to Blockbuster’s initial public offering, Viacom and Blockbuster entered into a number of agreements whereby Viacom agreed to provide certain services to Blockbuster. In connection with this exchange offer, Viacom and Blockbuster will amend these agreements. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster” beginning on page 91 for a description of these agreements. Pursuant to the amended and restated transition services agreement, Viacom will no longer provide certain of these services as of the completion of this exchange offer and no longer provide certain other services as of 90 days following the completion of this exchange offer. Blockbuster cannot assure you that it will be able to obtain replacement services on acceptable terms, if at all, once these services are no longer provided by Viacom.

Change of Control Provisions in Blockbuster Contracts Could Adversely Impact Blockbuster

As a result of the completion of this exchange offer and any spin-off, more than 80% of the voting control of Blockbuster will be transferred. Under the terms of some of Blockbuster’s leases and other contracts, this transfer may constitute an assignment, or be considered a change of control, of Blockbuster. The failure to obtain consents under a material number of these contracts may adversely affect Blockbuster’s financial performance or results of operations.

The Historical Financial Information of Viacom and Blockbuster May Not Be Indicative of Their Results as Separate Companies

The historical and pro forma financial information of Viacom and Blockbuster presented in, or incorporated by reference into, this document may not necessarily reflect what the results of operations, financial condition and cash flows of each would have been had the companies been independent entities pursuing independent strategies during the periods presented. As a result, historical financial information is not necessarily indicative of future results of operations, financial condition and cash flows of either Viacom or Blockbuster.

A Trading Market May Not Develop for the Shares of Blockbuster Class B Common Stock, Which May Adversely Affect the Market Price

There is currently no trading market for Blockbuster class B common stock, and neither Viacom nor Blockbuster can assure you that one will develop or be sustained after this exchange offer. Blockbuster class A common stock is currently listed on the New York Stock Exchange under the symbol “BBI.” Blockbuster intends to apply for listing of the Blockbuster class B common stock on the New York Stock Exchange. Viacom and Blockbuster cannot predict the prices at which the Blockbuster class A or class B common stock will trade after this exchange offer. The exchange ratio has been determined after discussions with Bear Stearns and Goldman Sachs, the co-dealer managers and Viacom’s financial advisors for this exchange offer, and may not bear any relationship to the market price at which the Blockbuster class A or class B common stock will trade after this exchange offer. See the section entitled “The Exchange Offer—Terms of this Exchange Offer” beginning on page 56 for a discussion of the factors that were considered in determining the exchange ratio in this exchange offer.

This Exchange Offer and Related Transactions Will Result in a Substantial Amount of Blockbuster Class A and Class B Common Stock Held by Viacom Entering the Market, Which May Adversely Affect the Market Price of Blockbuster’s Class A and Class B Common Stock. The Prior Performance of Blockbuster’s Class A Common Stock May Not Be Indicative of its Performance After this Exchange Offer

Prior to the split-off, Blockbuster was a majority-owned subsidiary of Viacom and only approximately 37.1 million shares of Blockbuster class A common stock (or 20.5% of the total equity value of Blockbuster) were publicly traded. In addition to offering [            ] million shares of Blockbuster class B common stock and [            ] million shares of converted class A common stock in this exchange offer, Viacom intends to dispose of approximately 3.6 million shares of Blockbuster class A common stock it acquired through open market purchases in order to maintain U.S. federal income tax consolidation with Blockbuster. Viacom currently intends to contribute all of these shares to the Viacom Pension Plan and the CBS Combined Pension Plan. Blockbuster has agreed to file a shelf registration statement on Form S-3 in order to facilitate the public resale of these shares by the Viacom Pension Plan and the CBS Combined Pension Plan. Following this exchange offer and any such resales, assuming this exchange offer is fully subscribed, 100% of the total equity of Blockbuster will be publicly traded. The distribution of such a large number of shares of Blockbuster class A common stock and Blockbuster class B common stock could adversely affect the market prices of Blockbuster class A and class B common stock. In addition, prior performance of Blockbuster’s class A common stock may not be indicative of the performance of Blockbuster’s common stock after this exchange offer.

There May Be an Adverse Effect on the Price of Blockbuster Class A Common Stock Due to Disparate Voting Rights of Blockbuster Class A Common Stock and Blockbuster Class B Common Stock and, Possibly, Differences in the Liquidity of the Two Classes

The differential in the voting rights of Blockbuster class A and class B common stock could adversely affect the price of the Blockbuster class A common stock to the extent that investors or any potential future purchaser of Blockbuster common stock ascribe value to the superior voting rights of the Blockbuster class B common stock. The holders of Blockbuster class A and class B common stock generally have identical rights except that holders of Blockbuster class A common stock are entitled to one vote per share while holders of Blockbuster class B common stock are currently entitled to five votes per share. After completion of the transactions described in this Prospectus-Offer to Exchange, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91. As of the date of this Prospectus-Offer to Exchange, Viacom and Blockbuster anticipate that, following such reduction, each share of Blockbuster class B common stock will be entitled to two votes per share. Holders of Blockbuster class A and class B common stock are entitled to separate class votes on amendments to Blockbuster’s certificate of incorporation that would alter or adversely affect the powers, preferences or special rights of the shares of their respective classes. In addition, it is possible that differences in the liquidity between the two classes may develop, which could result in price differences.

Blockbuster’s Stock Price May Fluctuate Significantly Following the Split-Off, and You Could Lose All or Part of Your Investment as a Result

The price of Blockbuster class A and class B common stock may fluctuate significantly following this exchange offer as a result of many factors in addition to those discussed in the two preceding risk factors. These factors, some or all of which are beyond Blockbuster’s control, include:

•	actual or anticipated fluctuations in Blockbuster’s operating results;

•	changes in expectations as to Blockbuster’s future financial performance or changes in financial estimates of securities analysts;

•	success of Blockbuster’s operating and growth strategies;

•	investor anticipation of strategic and technological threats, whether or not warranted by actual events;

•	operating and stock price performance of other comparable companies; and

•	realization of any of the risks described in these risk factors.

In addition, the stock market recently has experienced extreme volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Blockbuster class A and class B common stock, regardless of Blockbuster’s actual operating performance.

Blockbuster’s Anti-takeover Provisions May Delay or Prevent a Change of Control of Blockbuster, Which Could Adversely Affect the Price of Blockbuster Class A and Class B Common Stock

The existence of some provisions in Blockbuster’s corporate documents and Delaware law may delay or prevent a change in control of Blockbuster, which could adversely affect the price of Blockbuster class A and class B common stock. Blockbuster’s certificate of incorporation and Blockbuster’s bylaws contain some provisions that may make the acquisition of control of Blockbuster more difficult, including provisions relating to the nomination, election and removal of directors, the structure of the board of directors and limitations on actions by Blockbuster stockholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between Blockbuster and any holder of 15% or more of its outstanding class A or class B common stock. See the sections entitled “Description of Capital Stock of Blockbuster” and “Comparison of Stockholder Rights” beginning on pages 120 and 128, respectively, for a summary of these anti-takeover provisions.

The Tax Matters Agreement Prohibits Blockbuster from Engaging in Certain Corporate Transactions and Blockbuster May Not Have Adequate Funds to Perform its Indemnity Obligations Under this Agreement

Viacom and Blockbuster have entered into an amended and restated tax matters agreement, which requires, among other things, that, until two years after the completion of this exchange offer or, if applicable, the spin-off, Blockbuster cannot voluntarily enter into certain transactions, including certain merger transactions or transactions involving the sale of a significant amount of its capital stock or assets, without Viacom’s consent. In addition, Blockbuster has agreed under this tax matters agreement to indemnify Viacom for any tax liability incurred as a result of the failure of this exchange offer and, if applicable, the spin-off to qualify as a tax-free transaction due to a takeover of Blockbuster or any other transaction involving Blockbuster’s capital stock, assets or businesses, regardless of whether such transaction is within Blockbuster’s control. Blockbuster may not, however, have adequate funds to perform these indemnification obligations. These restrictions and potential liabilities may make Blockbuster less attractive to a potential acquiror and reduce the possibility that an acquiror will propose or seek to effect certain transactions with Blockbuster during the restricted two-year period. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Tax Matters Agreement” beginning on page 100.

Market Prices for Shares of Viacom Class A or Class B Common Stock May Decline Following the Completion of this Exchange Offer

Investors may purchase shares of Viacom class A or class B common stock in order to participate in this exchange offer, which may have the effect of artificially raising market prices for shares of Viacom class A or class B common stock during the pendency of this exchange offer. Following the completion of this exchange offer, the market prices for shares of Viacom class A or class B common stock may decline because any exchange offer-related demand for shares of Viacom class A or class B common stock will cease. Furthermore, persons who were unable to exchange their shares of Viacom class A or class B common stock for any reason, including proration, may seek to sell these shares in the market, which may also adversely affect the market price for Viacom class A or class B common stock. Market prices for shares of Viacom class A or class B common stock may also decline following the completion of this exchange offer and any subsequent spin-off because shares of Viacom class A or class B common stock will no longer include an investment in the Blockbuster business.

Tendering Stockholders May Receive a Reduced Premium or May Not Receive Any Premium in this Exchange Offer

Shares of Viacom class A and class B common stock and Blockbuster class A common stock are traded on the New York Stock Exchange. On June 17, 2004, the last New York Stock Exchange trading day before the date of the initial filing of the Registration Statement of which this Prospectus-Offer to Exchange forms a part, the closing prices for Viacom class A common stock, Viacom class B common stock and Blockbuster class A common stock were $37.21, $36.66 and $15.39, respectively. On [        ], 2004, the last New York Stock Exchange trading day before the date of this Prospectus-Offer to Exchange, the closing prices for Viacom class A common stock, Viacom class B common stock and Blockbuster class A common stock were $[            ], $[            ] and $[            ], respectively. Following the completion of this exchange offer, subject to authorization by the New York Stock Exchange, Blockbuster expects that the shares of Blockbuster class B common stock will be listed on the New York Stock Exchange, but there is currently no trading market for Blockbuster class B common stock and neither Viacom nor Blockbuster can assure you that one will develop or be sustained after this exchange offer. In addition, neither Viacom nor Blockbuster can predict the prices at which Blockbuster class A or class B common stock will trade after this exchange offer. Whether Viacom stockholders participating in this exchange offer will receive a premium for their shares of Viacom common stock will depend on the prices for shares of Viacom class A or class B common stock and Blockbuster class A common stock at the expiration date of this exchange offer. Since the market price for shares of Viacom class A and class B common stock and Blockbuster class A common stock fluctuates, Viacom cannot predict the prices at which shares of Viacom class A or class B common stock or Blockbuster class A common stock will be trading at the expiration date of this exchange offer, and therefore Viacom cannot predict whether stockholders who participate in this exchange offer will receive a premium for their shares of Viacom class A or class B common stock or, if they do, the amount of such premium.

If this Exchange Offer and Any Spin-Off Are Determined to Be Taxable, Viacom and Tendering Stockholders Could Be Subject to a Material Amount of Taxes

Viacom will receive a tax opinion from Cravath, Swaine & Moore LLP to the effect that, for U.S. federal income tax purposes, this exchange offer and, if applicable, the spin-off will be tax-free to Viacom and Viacom stockholders, except with respect to any cash received in lieu of fractional shares of Blockbuster class A or class B common stock. This tax opinion is not binding on the Internal Revenue Service, or IRS, and is subject to certain factual representations and assumptions. If these factual representations and assumptions are incorrect, Viacom could not rely on the tax opinion. If Viacom completes this exchange offer and the spin-off and this exchange offer and the spin-off are determined to be taxable, Viacom and its stockholders who receive shares of Blockbuster class A or class B common stock could be subject to a material amount of taxes. Neither Viacom nor Blockbuster will indemnify any individual stockholder for any taxes that may be incurred in connection with this exchange offer or any spin-off.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Prospectus-Offer to Exchange and the documents incorporated by reference into this document contain both historical and forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect Viacom’s and Blockbuster’s current expectations concerning future results and events. Forward-looking statements generally can be identified by the use of statements that include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will” or other similar words or phrases. Similarly, statements concerning the contemplated special distribution or borrowings by Blockbuster pursuant to the new credit agreement, this exchange offer or agreements or arrangements relating to any of such matters or that describe Viacom’s or Blockbuster’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause Viacom’s or Blockbuster’s actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. There may be additional risks, uncertainties and factors that Viacom and Blockbuster do not currently view as material or that are not necessarily known. Viacom and Blockbuster cannot make any assurance that projected results or events will be achieved. The risk factors set forth above in the section entitled “Risk Factors” beginning on page 30, and the matters discussed in the “Disclosure Regarding Forward-Looking Information” sections of Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which reports are included in this Prospectus-Offer to Exchange as Annex A and Annex B, respectively, and the matters discussed in the “Cautionary Statement Concerning Forward-Looking Statements” sections of Viacom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Viacom’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which reports are incorporated by reference in this Prospectus-Offer to Exchange, among others, could affect future results, causing these results to differ materially from those expressed in Viacom’s and Blockbuster’s forward-looking statements.

The forward-looking statements included in this document are only made as of the date of this document and neither Viacom nor Blockbuster has any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

See the sections entitled “Risk Factors” and “Where You Can Find More Information About Viacom and Blockbuster” beginning on pages 30 and 139, respectively.

RECENT DEVELOPMENTS

New Viacom Co-Presidents and Co-Chief Operating Officers; New Blockbuster Director

On June 1, 2004, Viacom’s board of directors announced that Tom Freston and Leslie Moonves had been appointed co-presidents and co-chief operating officers of Viacom, succeeding Mel Karmazin, who resigned as president and chief operating officer and as a director of Viacom and Blockbuster. Effective as of June 2, 2004, Michael D. Fricklas, executive vice president, general counsel and secretary of Viacom, was elected by Blockbuster’s board of directors to fill the vacancy on Blockbuster’s board of directors resulting from Mr. Karmazin’s resignation.

Blockbuster Credit Arrangements

On [            ], 2004, Blockbuster paid a special cash distribution of $5.00 per share (approximately $905 million in aggregate) to its stockholders of record on [            ], 2004. Blockbuster funded the special distribution through borrowings under its new credit agreement. See the section entitled “Description of Other Material Agreements—New Blockbuster Credit Agreement” beginning on page 134.

Stock Option Adjustment

In connection with the special distribution, Blockbuster adjusted its outstanding stock options which allow employees and directors to purchase shares of Blockbuster class A common stock. See the section entitled “Blockbuster Stock Option Matters” beginning on page 69.

Dismissal of Securities Lawsuit Against Blockbuster

In a lawsuit filed in 2003 and styled In re Blockbuster Inc. Securities Litigation, Blockbuster and certain directors and officers of Blockbuster were named as defendants. The consolidated amended complaint claimed violations of Section 10(b), Section 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934 for the time period between February 12, 2002 and December 17, 2002. The consolidated amended complaint generally alleged that the defendants made untrue statements of material fact and/or omitted to disclose material facts about the business and operations of Blockbuster. It also alleged that the value of Blockbuster’s common stock was therefore artificially inflated and that certain of the individual defendants sold shares of Blockbuster’s common stock at inflated prices. The plaintiffs sought unspecified compensatory damages. Blockbuster’s motion to dismiss was granted by the federal court and the consolidated amended complaint was dismissed in its entirety, partially with prejudice and partially without prejudice, by Memorandum Opinion and Order dated April 26, 2004. In analyzing the claims asserted, the court ruled that plaintiffs’ claims of nondisclosure were factually unsupported and deficient as a matter of law. To the extent the court did not dismiss plaintiffs’ claims with prejudice, the court gave plaintiffs the opportunity to replead certain claims. The plaintiffs did not file any amended complaint and, on June 2, 2004, the court entered a final judgment in favor of Blockbuster and dismissed all claims with prejudice.

THE TRANSACTION

Background of this Exchange Offer

In December 1998, following a thorough review of the various alternatives for divesting Viacom’s home video business, Viacom’s board of directors determined that Viacom and Blockbuster would each benefit from being independent publicly held companies. Viacom’s board of directors determined to pursue this objective by undertaking an initial public offering of Blockbuster’s common stock, which would be followed by a split-off of Viacom’s remaining interest in Blockbuster. On August 16, 1999, Blockbuster completed its initial public offering, selling to the public 31 million shares of its class A common stock, representing approximately 18% of its total shares outstanding and about 4% of the total voting power of Blockbuster. Viacom, through its ownership of all of the 144 million shares of Blockbuster class B common stock outstanding, retained approximately 82.3% of the total equity value in, and approximately 95.9% of the total voting power of, Blockbuster.

In September 1999, Viacom announced that it would merge with CBS Corporation, a transaction that was consummated on May 4, 2000. The Viacom/CBS merger resulted in a re-evaluation and reprioritization of Viacom’s strategies in light of the new mix of businesses, and, in March 2001, Viacom disclosed that it no longer had any plans to separate Blockbuster from Viacom.

Subsequent to that announcement, Viacom’s board of directors and its management periodically have re-evaluated the relationship between Viacom and Blockbuster.

In the fall of 2003, following extensive discussions, Viacom’s board of directors authorized Viacom management to explore various alternatives with respect to Viacom’s interest in Blockbuster. Viacom retained Bear Stearns as its financial advisor with respect thereto.

Beginning in October 2003, Viacom began to evaluate various financial, legal, tax and other issues raised by potential transaction structures pursuant to which Blockbuster could be separated from Viacom, including a potential sale of Blockbuster to a buyer or group of buyers and a potential split-off. Throughout the next few months, Viacom explored with several third parties the potential acquisition of Blockbuster, and ultimately concluded that Viacom was not interested in proceeding with such a transaction.

In November 2003, Viacom’s representatives on Blockbuster’s board of directors suggested that Blockbuster form a committee of independent, disinterested directors so that, if any proposed transaction involving Viacom’s interest in Blockbuster were to develop, the committee would have had an appropriate amount of time to retain advisors and inform itself appropriately about the factors necessary to promptly evaluate any such transaction. Blockbuster’s board of directors promptly established a special committee comprised of Blockbuster directors who are unaffiliated with Viacom and Blockbuster management. The special committee was authorized to evaluate the terms and conditions of any such transaction and report to Blockbuster’s entire board of directors the committee’s recommendations and conclusions. In addition, the special committee was authorized to retain financial and legal advisors of their own selection, and in November 2003, retained Lazard Frères & Co. LLC as financial advisors and the law firms of Hale and Dorr LLP and Richards, Layton & Finger, P.A.

On February 10, 2004, Viacom announced that it would pursue the divestiture of its approximately 81.5% interest in Blockbuster. Viacom also announced that it anticipated such divestiture would be effected though a tax-free split-off but that it would also continue to consider other alternatives. Later that day Blockbuster announced that it anticipated that Blockbuster’s board of directors would consider paying a special distribution, subject to financing, to all Blockbuster stockholders, including Viacom.

Beginning in February 2004, Viacom, Blockbuster, the Blockbuster special committee and their respective legal and financial advisors evaluated and discussed possible terms on which Blockbuster could be separated from Viacom other than through a potential sale, including pursuant to an exchange offer similar to the one described in this Prospectus-Offer to Exchange. The parties considered the potential tax treatment of such a transaction, as well as the impact thereof on Blockbuster’s public stockholders, on Blockbuster’s business and financial flexibility, on Blockbuster’s ability to attract and retain qualified employees and on Viacom’s financial objectives. The parties considered and evaluated alternatives with respect to, among other things, the new credit agreement to be entered into by Blockbuster, the aggregate amount of the special distribution, the amount of Blockbuster class B common stock that would be converted to Blockbuster class A common stock, the voting power of Blockbuster’s class B common stock following a transaction, other proposed changes to Blockbuster’s certificate of incorporation and bylaws, the continuation of Viacom’s guarantees of or other credit support to certain Blockbuster leases and potential modifications to other arrangements between Blockbuster and Viacom, including the agreements entered into between Viacom and Blockbuster in connection with Blockbuster’s initial public offering in August 1999 and a then-contemplated split-off, which are referred to in this Prospectus-Offer to Exchange as the “separation agreements.” Throughout this period, the Blockbuster special committee met on numerous occasions with its financial and legal advisors to consider and review the proposed terms of the transaction. In March 2004, Viacom also retained Goldman Sachs as its co-financial advisor, and Blockbuster retained Credit Suisse First Boston LLC to act as its financial advisor. In June 2004, Blockbuster also retained J.P. Morgan Securities Inc. to act as its co-financial advisor.

At its meeting on June 16, 2004, the Blockbuster special committee, after review of the terms of the proposed new credit facilities, the special distribution, the various separation agreements described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster,” the amendment and restatement of Blockbuster’s certificate of incorporation and bylaws, certain amendments to various Blockbuster employee benefit programs and a new employment arrangement for Mr. John F. Antioco, Blockbuster’s chairman and chief executive officer, resolved to recommend to Blockbuster’s full board of directors the approval of the proposed new credit facilities, the special distribution (subject to a further determination by the Blockbuster special committee prior to the declaration of the special distribution by Blockbuster’s board of directors), the separation agreements, the amendment and restatement of Blockbuster’s certificate of incorporation and bylaws and the filing of the Registration Statement of which this Prospectus-Offer to Exchange forms a part. Subsequent to the recommendation of the Blockbuster special committee, at its meeting on June 16, 2004, Blockbuster’s board of directors resolved to approve the proposed new credit facilities, the separation agreements, the amendment and restatement of Blockbuster’s certificate of incorporation and bylaws and the filing of such Registration Statement.

On June 16, 2004, Blockbuster entered into a commitment letter with respect to Blockbuster’s new $1.45 billion credit agreement with a syndicate of lenders.

On June 17, 2004, a committee of Viacom’s board of directors delegated with the authority to approve the final form of the divestiture of Blockbuster from Viacom approved the divestiture by means of the split-off contemplated by this Prospectus-Offer to Exchange. The committee also approved Viacom’s entry into the various separation agreements described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions” beginning on page 91.

On June 18, 2004, Viacom and Blockbuster executed the separation agreements and Blockbuster and Mr. Antioco executed his new employment agreement.

On [                ], 2004, Blockbuster paid a special distribution of $5.00 per share (approximately $905 million in the aggregate) to the holders of its class A and class B common stock.

Reasons for this Exchange Offer

Blockbuster and Viacom have separate objectives. Viacom’s divestiture of Blockbuster is intended to establish each company as an independent entity with the ability to pursue those separate objectives. Each company believes that the split-off will provide numerous corporate benefits to itself and the other, the most important of which are listed below.

•	Facilitate Viacom’s and Blockbuster’s Respective Expansion and Growth. Viacom and Blockbuster have significantly different competitive strengths and operating strategies, and each company believes that the split-off will strengthen its ability to focus its managerial and financial resources on developing and growing its core businesses. Viacom is a diversified, broad-based media business, and desires to emphasize capital investment opportunities in its core businesses, rather than investing capital in initiatives that would enhance Blockbuster’s growth. Blockbuster is in the rental and retail home video and game industry and shares many more characteristics with other retailers than with Viacom’s other businesses. Blockbuster has a number of strategic initiatives that it is currently pursuing in response to industry changes. For example, Blockbuster has plans to expand its rental subscription programs, continue to develop its games store-in-store concepts and continue to develop its movie and games trading model. Execution of these initiatives will move Blockbuster’s business further away from Viacom’s areas of strategic focus.

•	Resolve Appearance of Competitive Conflicts Involving Blockbuster and Paramount Pictures. Paramount Pictures Corporation, a Viacom subsidiary, is in the motion picture business and competes with other movie studios. As a result, Blockbuster believes that the other movie studios, which supply Blockbuster with its movies, consider Blockbuster’s affiliation with Paramount Pictures to be a conflict of interest. Similarly, because Paramount Pictures supplies movies to Blockbuster’s competitors in the video rental market, Viacom believes that Blockbuster’s competitors, who are customers of Paramount Pictures, view Paramount Pictures as having a conflict of interest. The split-off will eliminate these perceived competitive conflicts.

•	Facilitate Investment Decisions by Stockholders. Following the split-off, it will be easier for potential investors to assess Viacom and Blockbuster on an independent basis and choose the company in which to invest and in what relative percentages. The split-off is expected to enable Viacom stockholders who currently own an indirect interest in Blockbuster through Viacom to convert their investment to a direct ownership of Blockbuster in a tax-efficient manner.

Effects of this Exchange Offer

Upon completion of this exchange offer and any subsequent spin-off, Viacom’s financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Blockbuster. As a result, Blockbuster’s results will no longer be consolidated with those of Viacom for financial reporting purposes. Revenues and operating income attributable to Blockbuster’s operations represented approximately 22% and 11% of Viacom’s consolidated revenues and operating income, respectively, for the period ended March 31, 2004. See the sections entitled “Viacom Unaudited Pro Forma Consolidated Condensed Financial Information” beginning on page 76, and “Risk Factors—Risk Factors Relating to Viacom’s Business—Adverse Changes to Factors Affecting Advertising Sales Could Have a Negative Effect on Viacom’s Revenues” on page 30.

You will be affected by this exchange offer as follows:

•	Holders who exchange all of their shares of Viacom common stock, if this exchange offer is fully subscribed, will no longer have any ownership interest in Viacom and will have a new direct ownership interest in Blockbuster. As a result, your investment will be subject exclusively to risks associated with Blockbuster and not risks associated with Viacom.

•	Holders who exchange some, but not all, of their shares of Viacom common stock regardless of whether this exchange offer is fully subscribed will, absent the acquisition of Viacom class A or class B common stock independent of this exchange offer, own fewer shares of Viacom common stock and more shares of Blockbuster common stock. As a result, your investment will be subject to risks associated with both Viacom and Blockbuster.

•	Holders who do not exchange any of their shares of Viacom common stock in this exchange offer will have an increased ownership interest, on a percentage basis, in Viacom and will, assuming this exchange offer is fully subscribed, have no indirect ownership interest in Blockbuster. As a result, your investment will be subject exclusively to risks associated with Viacom and not risks associated with Blockbuster because shares of Viacom class A or class B common stock will no longer include an investment in the Blockbuster business.

•	Holders who remain stockholders of Viacom following the completion of this exchange offer will, if this exchange offer is not fully subscribed and if Viacom completes a spin-off, receive shares of Blockbuster common stock (and cash in lieu of fractional shares). As a result, your investment will be subject to risks associated with both Viacom and Blockbuster.

Persons who remain Viacom stockholders after the completion of this exchange offer and the disposition of the remaining shares of Blockbuster class A and class B common stock Viacom owns will own shares in a company that no longer owns any portion of the Blockbuster business.

Participation by National Amusements

National Amusements, the controlling stockholder of Viacom, will not participate in this exchange offer. As of May 21, 2004, National Amusements beneficially owned shares of Viacom class A common stock representing approximately 71% of the voting power of all classes of Viacom stock, and approximately 11% of Viacom class A and class B common stock on a combined basis. Mr. Sumner M. Redstone, the controlling stockholder of National Amusements, is the chairman of the board and chief executive officer of Viacom. This decision not to participate in this exchange offer is consistent with the fact that National Amusements has never sold or otherwise disposed of its holdings in Viacom. Mr. Sumner M. Redstone is committed to focusing his managerial and financial resources on developing and growing the core businesses of Viacom.

Blockbuster Equity Capitalization Following this Exchange Offer

Viacom has agreed to convert [            ] shares of Blockbuster class B common stock on a one-for-one basis into shares of Blockbuster class A common stock and offer both classes of stock in this exchange offer such that, following the completion of this exchange offer, Blockbuster will have an equity capitalization that consists of approximately 60% Blockbuster class A common stock and approximately 40% Blockbuster class B common stock. Viacom’s conversion of Blockbuster class B common stock to Blockbuster class A common stock is governed by the IPO agreement. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91.

Blockbuster Charter and Bylaw Amendments

Subsequent to the recommendation of the Blockbuster special committee, Blockbuster’s board of directors has recommended that its stockholders approve certain amendments to its certificate of incorporation at its 2004 annual meeting, to be effective upon Viacom’s acceptance for exchange of shares of Viacom class A and class B common stock pursuant to this exchange offer. The Blockbuster charter amendments provide, among other things, that after completion of the transactions described in this Prospectus-Offer to Exchange, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91. As of the date of this Prospectus-Offer to Exchange, Viacom and Blockbuster anticipate that, following such reduction, each share of Blockbuster class B common stock will be entitled to two votes per share. The Blockbuster charter amendments also remove provisions relating to Viacom as a stockholder of Blockbuster and add other provisions that Blockbuster’s board of directors believes are advisable for a publicly traded company without a controlling stockholder. Viacom has agreed that it will vote in favor of the Blockbuster charter amendments at Blockbuster’s

2004 annual meeting. Because Viacom controls 95.6% of the combined voting power of Blockbuster, Viacom will be able, acting alone, to approve the Blockbuster charter amendments. Blockbuster’s board of directors is also amending its bylaws to remove the provisions relating to Viacom as a stockholder of Blockbuster and add other provisions that Blockbuster’s board of directors believes are advisable for a publicly traded company without a controlling stockholder. For a more complete description of the Blockbuster charter amendments and the amendments to Blockbuster’s bylaws, see the sections entitled “Description of Capital Stock of Blockbuster” and “Comparison of Stockholder Rights” beginning on pages 120 and 128, respectively.

Blockbuster Director Resignations

Effective as of the time that Viacom owns shares representing not more than 50% of the total voting power of Blockbuster, the members of Blockbuster’s board of directors who are also directors or officers of Viacom will resign from Blockbuster’s board of directors. These individuals are: Sumner M. Redstone, Chairman of the Board of Directors and Chief Executive Officer of Viacom; Richard J. Bressler, Senior Executive Vice President and Chief Financial Officer of Viacom; Philippe P. Dauman, member of Viacom’s board of directors; and Michael D. Fricklas, Executive Vice President, General Counsel and Secretary of Viacom. In accordance with Blockbuster’s bylaws, these vacancies will be filled by a vote of the majority of the Blockbuster directors remaining in office and/or the authorized number of directors on Blockbuster’s board of directors will be reduced. As of the date of this Prospectus-Offer to Exchange, Blockbuster’s board of directors has not identified the individuals who will fill these vacancies or what changes, if any, it will make to the size of the board of directors.

No Appraisal Rights

Appraisal is a statutory remedy available to corporate stockholders who object to extraordinary actions taken by their corporation. This remedy allows dissenting stockholders to require the corporation to repurchase their stock at a price equivalent to its value immediately prior to the extraordinary corporate action. No appraisal rights are available to Viacom stockholders or Blockbuster stockholders in connection with this exchange offer.

Litigation Relating to this Exchange Offer

On February 10, 2004, a Blockbuster stockholder filed a lawsuit in the Court of Chancery of the State of Delaware against Viacom, Blockbuster and the members of Blockbuster’s board of directors. The lawsuit, which is captioned Vogel v. Bressler, et al., C.A. No. 226-N, purports to be brought on behalf of all stockholders of Blockbuster except the defendants and any persons or entities related to or affiliated with the defendants. Plaintiff alleges that the individual defendants and Viacom owe a duty to the public stockholders of Blockbuster not to favor their own interests at the expense of Blockbuster and its stockholders. Plaintiff alleges that the Blockbuster directors have breached their fiduciary duty to the public stockholders of Blockbuster by proposing a transaction that “will flood the market for publicly traded Blockbuster shares and have a dilutive effect on the Blockbuster shares held by the existing minority stockholders.” Plaintiff’s complaint seeks a judgment (1) enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction; (2) awarding plaintiff and the class compensatory damages and/or rescissory damages; and (3) awarding plaintiff the costs and disbursements of the action, including attorneys’ and experts’ fees. Plaintiff’s counsel has agreed that defendants are not required to respond or move with respect to the pending complaint. This agreement is without prejudice to plaintiff’s right to amend the complaint and to seek to expedite proceedings on the amended complaint.

Regulatory Approval

Certain acquisitions of Blockbuster class A and class B common stock under this exchange offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. If you decide to participate in this exchange offer and consequently acquire enough shares of Blockbuster class A and class B common stock to exceed the $50 million threshold provided for in the Hart-Scott-Rodino Act and associated regulations, and if an exemption under the Hart-Scott-Rodino Act or regulations does not apply, Viacom and you would be required to make filings under the Hart-Scott-Rodino Act and you would be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with you until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.

Apart from the registration of shares of Blockbuster class A and class B common stock offered in this exchange offer under federal and state securities laws and Viacom’s filing of a Schedule TO with the Securities and Exchange Commission, which is referred to in this Prospectus-Offer to Exchange as the “SEC”, Viacom does not believe that any other material U.S. federal or state regulatory filings or approvals will be necessary to consummate this exchange offer and any spin-off.

Accounting Treatment

The shares of Viacom class A and class B common stock received by Viacom pursuant to this exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the Viacom shares accepted in this exchange offer at the expiration of this exchange offer. Any excess of the net book value of Viacom’s investment in Blockbuster class B common stock over the market value of the shares of Viacom common stock acquired at that date will be recognized by Viacom as a loss on the disposal of the Blockbuster class B common stock after adding direct and incremental expenses of this exchange offer. Depending on the market value and the number of shares of Viacom common stock acquired in this exchange offer, the loss on the disposal may be significant. For example, if shares of Viacom class B common stock have a market value on the expiration date equal to the closing price of the Viacom class B common stock on [            ], 2004 ($[            ]) and [            ] shares of Viacom class A and class B common stock are exchanged for 144,000,000 shares of Blockbuster class A and class B common stock in the aggregate, Viacom estimates that it would realize a loss of approximately $[            ] million. Assuming that [            ] shares of Viacom class A and class B common stock are exchanged for 144,000,000 shares of Blockbuster class A and class B common stock in the aggregate the actual loss will vary by approximately $[            ] million for each $1.00 change in the per share market value of the shares of Viacom class B common stock on the expiration date of this exchange offer.

Viacom intends to account for the disposal of its investment in Blockbuster as a discontinued operation for financial statement purposes. Interpretive guidance of authoritative accounting literature relating to discontinued operations is pending and could impact Viacom’s proposed treatment.

Tax Treatment

See the section entitled “U.S. Federal Income Tax Consequences” beginning on page 105.

THE EXCHANGE OFFER

Terms of this Exchange Offer

Viacom is offering to exchange up to [            ] shares of Blockbuster class B common stock and [            ] shares of converted class A common stock for the outstanding shares of Viacom class A or class B common stock validly tendered and not properly withdrawn, on the terms and conditions and subject to the limitations described below and in the related letter of transmittal, by 12:00 midnight, New York City time, on [            ], 2004. The last day on which tenders will be accepted, whether on [            ], 2004 or any later date to which this exchange offer is extended, is referred to in this Prospectus-Offer to Exchange as the “expiration date.” You may tender all, some or none of your shares of Viacom class A or class B common stock.

If your shares of Viacom class A or class B common stock are held in a Viacom or Blockbuster employee benefit plan, you may have an earlier deadline for directing the trustee of the plan whether to tender shares held in your plan account. This earlier date will allow the trustees or administrators sufficient time to process the tender instructions and submit them to the exchange agent in a timely manner. Please carefully review the instructions being sent to you from the trustees or administrators of the plans to determine the deadline applicable to your shares held in the plans.

Viacom will accept up to [            ] total shares of Viacom class A and class B common stock for exchange. This number of shares multiplied by the exchange ratio equals the [            ] shares of Blockbuster class B common stock and [            ] shares of converted class A common stock held by Viacom. If more than [            ] shares of Viacom class A and class B common stock are validly tendered, the tendered shares will be subject to proration when this exchange offer expires. Viacom’s obligation to complete this exchange offer is subject to important conditions that are described in the section entitled “—Conditions for Completion of this Exchange Offer” beginning on page 64.

In determining the exchange ratio, Viacom considered, among other things:

•	recent and historical market prices on the New York Stock Exchange for shares of Viacom class A and class B common stock and Blockbuster class A common stock; and

•	discussions with the co-dealer managers as to what exchange ratio might induce Viacom stockholders to tender Viacom class A or class B common stock in this exchange offer so that all (or the greatest percentage) of the shares of Blockbuster class B common stock and converted class A common stock that Viacom holds will be distributed.

Viacom is sending this document and related documents to:

•	persons who held shares of either Viacom class A or class B common stock on [ ], 2004. On that date, there were [ ] shares of Viacom class A common stock outstanding, which were held of record by approximately [ ] stockholders, and [ ] shares of Viacom class B common stock outstanding, which were held of record by approximately [ ] stockholders;

•	participants who hold shares of either Viacom class A or class B common stock in a Viacom or Blockbuster employee benefit plan that are eligible to be tendered in this exchange offer under the terms of the plans; and

•	brokers, banks and similar persons whose names or the names of whose nominees appear on Viacom’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Viacom class A and class B common stock.

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Viacom Class A or Class B Common Stock

If, as of the expiration of this exchange offer, Viacom stockholders have validly tendered more than [            ] shares of Viacom class A and class B common stock so that more than [            ] shares of Blockbuster

class B common stock and [            ] shares of converted class A common stock would be distributed, Viacom will accept on a pro rata basis all shares tendered and not withdrawn, except for tenders of odd-lots, as described below.

Except as otherwise provided in this section, beneficial holders of less than 100 shares of either Viacom class A common stock or Viacom class B common stock who validly tender all of their shares of that class may elect to not be subject to proration if more than [            ] shares of Viacom class A and class B common stock are tendered in this exchange offer. Beneficial holders of 100 or more shares of Viacom class A and class B common stock are not eligible for this preference, even if these holders have separate stock certificates or accounts representing fewer than 100 shares of Viacom class A or class B common stock.

Any beneficial holder of less than 100 shares of either Viacom class A common stock or Viacom class B common stock who wishes to tender all of these shares must complete the box entitled “Odd-Lot Shares” on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. If your odd-lot shares are held by a broker for your account, you can contact your broker and request the preferential treatment.

Viacom will announce the preliminary results of this exchange offer, including the preliminary proration factor, if any, by press release on the first business day after the expiration date. Upon determining the number of shares of Viacom class A and class B common stock validly tendered for exchange, Viacom will announce the final results, including final proration factor, if any, as promptly as practicable after the expiration date.

Any shares of Viacom class A or class B common stock not accepted for exchange in this exchange offer will be reissued in certificated form to the tendering stockholder.

For purposes of this exchange offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Fractional Shares

Fractional shares of Blockbuster class A or class B common stock will not be issued in this exchange offer. The exchange agent, acting as agent for the Viacom stockholders otherwise entitled to receive fractional shares of Blockbuster class A or class B common stock, will aggregate all fractional shares and cause them to be sold in the open market for the accounts of these stockholders. The proceeds that the exchange agent may realize from the sale of the fractional shares of Blockbuster class A and class B common stock will be distributed, net of commissions, to each stockholder entitled thereto in accordance with the stockholder’s fractional interest. None of Viacom, Blockbuster, the exchange agent or the co-dealer managers will guarantee any minimum proceeds from the sale of fractional shares of Blockbuster class A and class B common stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. Generally speaking, a stockholder who receives cash instead of fractional shares of Blockbuster class A or class B common stock will recognize gain or loss on the receipt of the cash to the extent that the cash received exceeds the tax basis that would have been allocated to that stockholder’s fractional shares. You are urged to carefully read the discussion in the section entitled “U.S. Federal Income Tax Consequences” beginning on page 105, and to consult your tax advisor on the consequences to you of this exchange offer.

Exchange of Shares of Viacom Common Stock

Upon the terms and subject to the conditions of this exchange offer (including, if this exchange offer is extended or amended, the terms and conditions of the extension or amendment), Viacom will accept for exchange, and will exchange, [            ] shares of Blockbuster class B common stock and [            ] shares of converted class A common stock for each share of Viacom class A or class B common stock validly tendered, and not properly withdrawn, prior to the expiration of this exchange offer, as promptly as practicable after the expiration date. Notwithstanding the immediately preceding sentence, subject to applicable rules of the SEC, Viacom expressly reserves the right to delay acceptance for exchange, or the exchange of, shares of Viacom class A or class B common stock in order to comply with any applicable law or obtain any governmental or regulatory approvals.

In all cases, the exchange of shares of Viacom class A or class B common stock tendered and accepted for exchange pursuant to this exchange offer will be made only after timely receipt by the exchange agent of (1) certificates for those shares of Viacom class A or class B common stock (or a confirmation of a book-entry transfer of those shares of Viacom class A or class B common stock in the exchange agent’s account at The Depository Trust Company) pursuant to the procedures set forth in the section entitled “—Procedures for Tendering” beginning on page 58, (2) a properly completed and duly executed letter of transmittal (or a manually signed facsimile of that document), with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message, and (3) any other required documents.

For purposes of this exchange offer, Viacom will be deemed to have accepted for exchange, and thereby exchanged, shares of Viacom class A or class B common stock validly tendered and not properly withdrawn if and when Viacom notifies the exchange agent of its acceptance of the tenders of those shares of Viacom class A or class B common stock pursuant to this exchange offer. The exchange agent will cause shares of Blockbuster class A and class B common stock to be credited to book-entry accounts maintained by the transfer agent for Blockbuster for the benefit of the tendering stockholder in exchange for Viacom shares pursuant to this exchange offer and cash instead of fractional shares of Blockbuster class A and class B common stock as soon as practicable after receipt of Viacom’s notice and determination of the final proration factor. The exchange agent will act as agent for tendering stockholders for the purpose of receiving Blockbuster class A and class B common stock from Viacom and transmitting to you such stock and cash to be paid to you instead of fractional shares of Blockbuster class A and class B common stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

If Viacom does not accept any tendered Viacom shares for exchange for any reason pursuant to the terms and conditions of this exchange offer, other than shares of Viacom class A or class B common stock returned due to proration, the exchange agent will return certificates for such unexchanged Viacom shares without expense to the tendering stockholder (or, in the case of Viacom shares tendered by book-entry transfer pursuant to the procedures set forth below in the section entitled “The Exchange Offer—Procedure for Tendering,” such Viacom shares will be credited to an account maintained within The Depository Trust Company), as soon as practicable following expiration or termination of this exchange offer.

Procedures for Tendering

Shares Held in Certificated or Book-Entry Form. For you to validly tender shares of Viacom class A or class B common stock pursuant to this exchange offer, you must, prior to the expiration of this exchange offer, either (1) deliver to the exchange agent a properly completed and duly executed letter of transmittal (or a manually executed facsimile of that document), along with any required signature guarantees and any other required documents, and the certificates representing the shares of Viacom class A or class B common stock tendered or (2) deliver to the exchange agent either (a) a properly completed and duly executed letter of transmittal (or a manually signed facsimile of that document), together with any other required signature guarantees, or (b) an agent’s message (as described below), in each case with any other required documents, and transfer the Viacom class A or class B common stock tendered pursuant to the procedures for book-entry transfer set forth below. The exchange agent’s address is listed on the back page of this Prospectus-Offer to Exchange.

A tender by book-entry transfer will be completed upon receipt by the exchange agent of a book-entry confirmation. Whether you tender your shares of Viacom common stock by delivery of the certificates or by book-entry transfer, the exchange agent must receive the letter of transmittal and the certificates for your shares of Viacom common stock (or, in case of a book-entry transfer, the letter of transmittal or the agent’s message, and a book-entry confirmation) at one of its addresses set forth on the back cover of this Prospectus-Offer to Exchange prior to the expiration of this exchange offer.

The term “agent’s message” means a message, transmitted by The Depository Trust Company to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that The

Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the Viacom shares which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that Viacom may enforce that agreement against the participant.

If your certificates are not immediately available or you cannot complete the procedure for book-entry transfer on a timely basis, you may still tender your Viacom shares by complying with the guaranteed delivery procedures set forth below.

Shares Held Through a Broker. If you hold Viacom class A or class B common stock through a broker, you should follow the instructions sent to you separately by your broker. You should not use the letter of transmittal to direct the tender of your shares of Viacom class A or class B common stock. Your broker must notify The Depository Trust Company and cause it to transfer the shares into the exchange agent’s account in accordance with The Depository Trust Company’s procedures. The broker must also ensure that the exchange agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your shares of Viacom class A or class B common stock.

Shares Held Through Viacom or Blockbuster Employee Benefit Plans. If you hold Viacom class A or class B common stock as a participant in a Viacom or Blockbuster employee benefit plan, you should follow the instructions sent to you separately by the plan trustees or administrators. You should not use the letter of transmittal to direct the tender of Viacom class A or class B common stock held in these plans. You may direct the plan trustee to tender none, some or all of the Viacom class A or class B common stock in your employee benefit plan account subject to the limitations set forth below.

Participants in the following employee benefit plans may be eligible to participate in this exchange offer:

•	Viacom 401(k) Plan;

•	Viacom Employee Savings Plan;

•	Blockbuster Investment Plan;

•	Infinity Broadcasting Corporation Union Employees’ 401(k) Plan; and

•	The Westinghouse Savings Program.

However, you will not be eligible to tender in this exchange offer any of the shares of Viacom class A or class B common stock allocated to your employer matching contribution account in the Viacom 401(k) Plan, the Infinity Broadcasting Corporation Union Employees’ 401(k) Plan or the Viacom Employee Savings Plan if your employer matching contribution account is not 100% vested as of [            ], 2004.

General Instructions. Do not send letters of transmittal and certificates for Viacom class A or class B common stock to Viacom, Blockbuster, the co-dealer managers or the information agent. The letters of transmittal and certificates should be sent to the exchange agent at the address listed on the back page of this Prospectus-Offer to Exchange. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign the letter of transmittal, notice of guaranteed delivery or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Viacom.

Book-Entry Transfer. The exchange agent will establish accounts with respect to the shares of Viacom class A and class B common stock at The Depository Trust Company for purposes of this exchange offer within two business days after the date of this Prospectus-Offer to Exchange, and any financial institution that is a participant in The Depository Trust Company may make book-entry delivery of the shares of Viacom class A or class B common stock by causing The Depository Trust Company to transfer such shares into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedure for the transfer. However, although delivery of shares of Viacom class A or class B common stock may be effected through book-entry transfer at The Depository Trust Company, you must transmit to the exchange agent at one of its addresses set forth on the back cover page of this Prospectus-Offer to Exchange, the letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an agent’s message, and any other required documents, or you must follow the guaranteed delivery procedures described below. A tender by book-entry transfer will be completed upon receipt by the exchange agent prior to the expiration of this exchange offer of all such documents and of a book-entry confirmation from The Depository Trust Company. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Signature Guarantees. Signatures on all letters of transmittal must be guaranteed by a firm which is a member of the Security Transfer Agent’s Medallion Signature Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being an “eligible institution”), except in cases in which shares of Viacom class A or class B common stock are tendered either (1) by a registered Viacom stockholder who has not completed the box entitled “Special Issuance Instructions” on the letter of transmittal, or (2) for the account of an eligible institution.

If the certificates for shares of Viacom class A or class B common stock are registered in the name of a person other than the person who signs the letter of transmittal, or if certificates for unexchanged Viacom class A or class B common stock are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

Guaranteed Delivery Procedures. If you wish to tender shares of Viacom class A or class B common stock pursuant to this exchange offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration of this exchange offer, or cannot complete the procedure for book-entry transfer on a timely basis, your shares of Viacom class A or class B common stock may nevertheless be tendered, so long as all of the following conditions are satisfied:

•	you make your tender by or through an eligible institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Viacom, is received by the exchange agent as provided below on or prior to the expiration of this exchange offer; and

•	the certificates for all tendered shares of Viacom class A or class B common stock (or a confirmation of a book-entry transfer of such securities into the exchange agent’s account at The Depository Trust Company as described above), in proper form for transfer, together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message) and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of such notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery by hand or transmit it by facsimile transmission or mail to the exchange agent, and you must include a guarantee by an eligible institution in the form set forth in that notice.

A tender of shares of Viacom class A or class B common stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of this exchange offer as well as your representation and warranty to Viacom that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of Viacom class A or class B common stock or other securities issued or issuable in respect of such shares) and (2) when the same are accepted for exchange, Viacom will acquire good and unencumbered title to such shares, true and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

In all cases, Viacom will exchange shares of Viacom class A or class B common stock tendered and accepted for exchange pursuant to this exchange offer only after timely receipt by the exchange agent of (1) certificates for shares of Viacom class A or class B common stock (or timely confirmation of a book-entry transfer of such securities into the exchange agent’s account at The Depository Trust Company as described above), (2) properly completed and duly executed letter or letters of transmittal (or a manually signed facsimile thereof), along with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and (3) any other required documents.

Appointment of Attorneys-in-Fact and Proxies. By executing a letter of transmittal as set forth above, you irrevocably appoint Viacom’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Viacom class A or class B common stock tendered and accepted for exchange by Viacom and with respect to any and all other shares of Viacom class A or class B common stock and other securities issued or issuable in respect of the shares of Viacom class A or class B common stock on or after [            ], 2004. That appointment is effective, and voting rights will be affected, when and only to the extent that Viacom deposits the shares of Blockbuster class A and class B common stock payable as consideration for shares of Viacom class A or class B common stock that you have tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the tendered shares of Viacom class A or class B common stock and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Viacom’s designees will, with respect to the shares of Viacom class A or class B common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Viacom stockholders or otherwise. Viacom reserves the right to require that, in order for shares of Viacom class A or class B common stock to be deemed validly tendered, immediately upon Viacom’s exchange of those shares of Viacom class A or class B common stock, Viacom must be able to exercise full voting rights with respect to such Viacom shares.

Determination of Validity. Viacom will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Viacom class A or class B common stock, in Viacom’s sole discretion, and its determination shall be final and binding. Viacom reserves the absolute right to reject any and all tenders of shares of Viacom class A or class B common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Viacom also reserves the absolute right to waive any of the conditions of this exchange offer (other than the conditions relating to the absence of an injunction and the effectiveness of the Registration Statement for Blockbuster class A and class B common stock to be issued in this exchange offer), or any defect or irregularity in the tender of any shares of Viacom class A or class B common stock. No tender of shares of Viacom class A or class B common stock is valid until all defects and irregularities in tenders of shares of Viacom class A or class B common stock have been cured or waived. Neither Viacom nor the exchange agent, the information agent, the co-dealer managers or any other person is under any duty to give notification of any defects or irregularities in the tender of any shares of Viacom class A or class B common stock or will incur any liability for failure to give any such notification. Viacom’s interpretation of the terms and conditions of this exchange offer (including the letter of transmittal and instructions thereto) will be final and binding.

Binding Agreement. The tender of shares of Viacom class A or class B common stock pursuant to any of the procedures described above will constitute a binding agreement between Viacom and you upon the terms of and subject to the conditions to this exchange offer.

The method of delivery of share certificates of Viacom class A or class B common stock and all other required documents, including delivery through The Depository Trust Company, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Lost or Destroyed Certificates

If your certificate representing shares of Viacom class A or class B common stock has been mutilated, destroyed, lost or stolen and you wish to tender your shares, you will need to complete the affidavit of lost certificate included in the letter of transmittal and you will need to pay for a surety bond for your lost shares. Upon receipt of the surety bond payment and the completed letter of transmittal with the affidavit of lost certificate, your Viacom class A or class B common stock will be included in this exchange offer.

Withdrawal Rights

Shares of Viacom class A or class B common stock tendered pursuant to this exchange offer may be withdrawn at any time prior to the expiration date and, unless Viacom has previously accepted them pursuant to this exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of this exchange offer. Once Viacom accepts shares of Viacom class A or class B common stock pursuant to this exchange offer, your tender is irrevocable.

For your withdrawal to be effective, the exchange agent must receive from you a written, telex or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Prospectus-Offer to Exchange, and your notice must include your name, address, social security number, the certificate number(s) and the number of shares of Viacom class A or class B common stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

A financial institution must guarantee all signatures on the notice of withdrawal, unless those shares of Viacom class A or class B common stock have been tendered for the account of any eligible institution. If physical certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of Viacom class A or class B common stock withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates. If shares of Viacom class A or class B common stock have been tendered pursuant to the procedures for book-entry tender discussed in the section entitled “—Procedures for Tendering” beginning on page 58, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Viacom shares and must otherwise comply with The Depository Trust Company’s procedures.

For shares of Viacom class A or class B common stock held through a Viacom or Blockbuster employee benefit plan, please refer to the instructions that will be sent to you separately from the trustees or administrators of these plans for withdrawal instructions.

Viacom will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion, and its decision shall be final and binding. Neither Viacom nor the exchange agent, the information agent, the co-dealer managers nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.

Any shares of Viacom class A or class B common stock properly withdrawn will be deemed not to have been validly tendered for purposes of this exchange offer. However, you may retender withdrawn shares of Viacom class A or class B common stock by following one of the procedures discussed in the section entitled “—Procedures for Tendering” beginning on page 58 at any time prior to the expiration of this exchange offer (or pursuant to the instructions sent to you separately from the trustees or administrators of the employee benefit plans).

Except as otherwise provided above, any tender made under this exchange offer is irrevocable.

Book-Entry Accounts

Physical certificates representing shares of Blockbuster class A or class B common stock will not be issued pursuant to this exchange offer. Rather than issuing physical certificates for shares of Blockbuster class A or class B common stock issued to tendering stockholders, the exchange agent will cause such shares to be credited to book-entry accounts maintained by the transfer agent for the benefit of the respective holders. Promptly following the crediting of shares to your respective book-entry accounts, you will receive a statement from Blockbuster’s transfer agent evidencing your holdings, as well as general information on the book-entry form of ownership.

You are not required to maintain a book-entry account, and you may obtain a stock certificate for all or a portion of your shares of Blockbuster class A and class B common stock received as part of this exchange offer at no cost to you. Instructions describing how you can obtain stock certificates will be included with the statement mailed to you by Blockbuster’s transfer agent. However, stock certificates for fractional shares will not be issued by either Viacom or Blockbuster. If you request stock certificates and you hold fractional shares, any fractional shares will be sold for your account by Blockbuster’s transfer agent, which will then deliver to you a certificate for the whole number of shares you own and the proceeds from the sale of the fractional shares.

Extension; Termination; Amendment

Viacom expressly reserves the right, in its sole discretion, for any reason, including the non-satisfaction of any of the conditions for completion of this exchange offer described in the next section entitled “—Conditions for Completion of this Exchange Offer”, including in the event this exchange offer is undersubscribed, to extend the period of time during which this exchange offer is open or to amend the terms of this exchange offer in any respect, including changing the exchange ratio. However, Viacom has certain contractual obligations with Blockbuster with respect to the disposition of its Blockbuster class B common stock and converted class A common stock even if the minimum amount condition and certain other conditions have not been satisfied, as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 91.

If Viacom materially changes the terms of or information concerning this exchange offer, it will extend this exchange offer. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances. Subject to the preceding paragraph, this exchange offer will be extended so that it remains open for a minimum of ten business days following the announcement if:

•	Viacom increases or decreases the number of shares of Blockbuster class A or class B common stock offered in exchange for each share of Viacom class A or class B common stock, the number of shares of Viacom class A or class B common stock eligible for exchange or either of the co-dealer manager’s fees; and

•	this exchange offer is scheduled to expire within ten business days of announcing any such increase or decrease.

If any of the conditions indicated in the next section entitled, “—Conditions for Completion of this Exchange Offer”, have not been met, Viacom expressly reserves the right, in its sole discretion, so long as shares of Viacom class A or class B common stock have not been accepted for exchange, to delay the acceptance of any shares of Viacom class A or class B common stock or to terminate this exchange offer and not accept for exchange any shares of Viacom class A or class B common stock.

If Viacom extends this exchange offer, is delayed in accepting any shares of Viacom class A or class B common stock or is unable to accept for exchange any shares of Viacom class A or class B common stock under this exchange offer for any reason, then, without affecting Viacom’s rights under this exchange offer, the exchange agent may, on Viacom’s behalf, retain all shares of Viacom class A or class B common stock tendered. These shares of Viacom class A or class B common stock may not be withdrawn except as provided in the section entitled “—Withdrawal Rights” beginning on page 62. Viacom’s reservation of the right to delay acceptance of any shares of Viacom class A or class B common stock is subject to applicable law, which requires that Viacom pay the consideration offered or return the shares of Viacom class A or class B common stock deposited promptly after the termination or withdrawal of this exchange offer.

Viacom will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date. Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with this exchange offer be promptly sent to stockholders in a manner reasonably designed to inform stockholders of the change) and without limiting the manner in which Viacom may choose to make any public announcement, Viacom assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service or the Public Relations Newswire.

Conditions for Completion of this Exchange Offer

Viacom will not be required to complete this exchange offer unless at least [            ] shares of Viacom class A or class B common stock are validly tendered and not withdrawn. This number of shares (the minimum amount) represents about [    ]% of the outstanding shares of Viacom class A and class B common stock as of [            ], 2004, and is enough shares to ensure that at least 60% of the shares of Blockbuster class B common stock and converted class A common stock that Viacom owns are exchanged pursuant to this exchange offer.

In addition, Viacom will not be required to accept shares for exchange, and may extend, terminate or amend this exchange offer if:

•	any condition or event occurs, or Viacom reasonably expects any condition or event to occur, which Viacom reasonably believes would or would be likely to cause this exchange offer to be taxable to Viacom or its stockholders under U.S. federal income tax laws;

•	Viacom notifies Blockbuster that it is in good faith pursuing a transaction involving Blockbuster (including, without limitation, a merger, consolidation, share sale or exchange, business combination, reorganization or recapitalization) that is reasonably likely to be consummated and is on terms that Viacom and a majority of the independent directors of Blockbuster determine, in their good faith judgment, to be more favorable to Blockbuster’s stockholders than this exchange offer;

•	any of the following events has occurred or will imminently occur:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after June 18, 2004;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity, including an act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of this exchange offer; or

•	if any of the situations above exists, as of June 18, 2004, the situation deteriorates materially;

•	there has occurred a material adverse change in the business, condition (financial or other), results of operations or stock price of Blockbuster, which is referred to in this Prospectus-Offer to Exchange as a “Business MAC,” provided that none of the following shall be deemed, in and of itself, to constitute a Business MAC: (1) any change resulting from the transactions contemplated by the IPO agreement, (2) any failure to meet published analyst forecasts, or (3) the recognition of any restructuring or similar accounting charge which does not or will not have any effect on the cash flows of the business after June 18, 2004 ((1) and (2) do not exclude from the definition of a Business MAC the events or factors which may have given rise to (1) or (2), but only (1) or (2) themselves);

•	there has occurred a material adverse change in the business, prospects, condition (financial or other) or results of operations of Viacom;

•	there have occurred any breaches of any of Blockbuster’s covenants or agreements with Viacom set forth in the separation agreements described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationship Between Viacom and Blockbuster” beginning on page 91, which breaches in the aggregate have had or are reasonably likely to have a material adverse effect on the expected benefits to Viacom of this exchange offer;

•	any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of this exchange offer;

•	any order, stay, judgment or decree is issued by any U.S. federal or state court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Viacom and Blockbuster and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction shall have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay completion of this exchange offer or materially impair the contemplated benefits of this exchange offer to Viacom or Blockbuster;

•	any stop order suspending the effectiveness of the registration statement of which this Prospectus-Offer to Exchange is a part has been issued, or any proceeding for that purpose has been initiated by the SEC and not concluded or withdrawn; or

•	the shares of Blockbuster class B common stock issuable in this exchange offer have not been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

If any of the above events occurs, Viacom may:

•	terminate this exchange offer and as promptly as practicable return all tendered shares of Viacom class A or class B common stock to tendering stockholders;

•	extend this exchange offer and, subject to the withdrawal rights described in the section entitled “—Withdrawal Rights” beginning on page 62, retain all tendered shares of Viacom class A or class B common stock until the extended exchange offer expires;

•	amend the terms of this exchange offer; or

•	waive the unsatisfied condition and, subject to any requirement to extend the period of time during which this exchange offer is open, complete this exchange offer.

These conditions are for the sole benefit of Viacom. Viacom may assert these conditions with respect to all or any portion of this exchange offer regardless of the circumstances giving rise to them. Viacom may waive any condition in whole or in part at any time in its sole discretion, subject to applicable law. Viacom’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. Any determination by Viacom concerning the conditions described above will be final and binding upon all parties.

If a stop order issued by the SEC is in effect with respect to the Registration Statement of which this Prospectus-Offer to Exchange is a part, Viacom will not accept any shares of Viacom class A or class B common stock tendered and will not exchange shares of Blockbuster class A and class B common stock for any shares of Viacom class A or class B common stock.

Fees and Expenses

Bear Stearns and Goldman Sachs are acting as co-dealer managers in connection with this exchange offer, in which capacity Bear Stearns and Goldman Sachs will, among other things, assist Viacom in connection with this exchange offer. Bear Stearns will receive a customary fee for its services as co-dealer manager and financial advisor to Viacom, in addition to being reimbursed by Viacom for its reasonable out-of-pocket expenses, including attorneys’ fees, in connection with this exchange offer. Goldman Sachs will receive a customary fee for its services as co-dealer manager and financial advisor to Viacom, in addition to being reimbursed by Viacom for its reasonable out-of-pocket expenses, including attorneys’ fees, in connection with this exchange offer. The foregoing fees will be payable if and when this exchange offer is completed. Bear Stearns and Goldman Sachs have provided investment banking services to Viacom and its affiliates and Blockbuster in the past for which Bear Stearns and Goldman Sachs received customary compensation. Additionally, Bear Stearns is currently providing investment banking services to an affiliate of Viacom for which Bear Stearns will receive customary compensation. Alan C. Greenberg, the Chairman of the Executive Committee and a member of the board of directors of Bear Stearns, is a member of Viacom’s board of directors.

Viacom has agreed to indemnify Bear Stearns and Goldman Sachs against specified liabilities related to this transaction, including civil liabilities under the federal securities laws, and to contribute to payments which Bear Stearns and Goldman Sachs may be required to make in respect thereof. In the ordinary course of business, Bear Stearns and Goldman Sachs are engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of their trading and brokerage activities, Bear Stearns and Goldman Sachs or certain of their respective affiliates may from time to time hold positions of Viacom class A or class B common stock or Blockbuster class A common stock or, after the completion of this exchange offer, Blockbuster class B common stock in their proprietary accounts or those of their customers, and to the extent they hold shares of Viacom class A or class B common stock in these accounts at the time of this exchange offer, Bear Stearns and Goldman Sachs or certain of their respective affiliates may tender these shares.

Viacom has retained [            ] to act as the information agent and [            ] to act as the exchange agent in connection with this exchange offer. The information agent may contact holders of shares of Viacom class A or class B common stock by mail, e-mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to this exchange offer to beneficial owners. The information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the number of shares of Viacom class A or class B common stock tendered under this exchange offer; however, the exchange agent will be compensated in part on the basis of the number of letters of transmittal received.

Viacom will not pay any fees or commissions to any broker or dealer or any other person, other than fees paid to Bear Stearns and Goldman Sachs in connection with this exchange offer, for soliciting tenders of shares of Viacom class A or class B common stock under this exchange offer. Viacom will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

No broker, dealer, bank, trust company or fiduciary shall be deemed to be Viacom’s agent or the agent of Blockbuster, Bear Stearns, Goldman Sachs, [            ] or [            ] for purposes of this exchange offer.

Legal Limitations

This document is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Blockbuster class B common stock or Blockbuster class A common stock in any jurisdiction in which, except as provided below, the offer, sale or exchange is not permitted. Viacom is not aware of any jurisdiction in the United States in which the making of this exchange offer or its acceptance would not be legal. If Viacom learns of any jurisdiction where making this exchange offer or its acceptance would not be permitted, Viacom currently intends to make a good faith effort to comply with the relevant law. If, after such good faith effort, Viacom cannot comply with such law, Viacom will determine whether this exchange offer will be made to and whether tenders will be accepted from or on behalf of persons who are holders of shares of Viacom class A or class B common stock residing in the jurisdiction.

In any jurisdiction in which the securities or blue sky laws require this exchange offer to be made by a licensed broker or dealer, this exchange offer may be made on Viacom’s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

SPIN-OFF AND DISPOSITIONS OF BLOCKBUSTER COMMON STOCK

Spin-Off of Blockbuster Class B Common Stock and Converted Class A Common Stock

Viacom will dispose of any shares of Blockbuster class B common stock and converted class A common stock it holds following this exchange offer and any spin-off. As soon as practicable following the completion of this exchange offer, Viacom will distribute in a spin-off to its stockholders its remaining shares of Blockbuster class B common stock and converted class A common stock (if any), except that once Viacom has distributed more than 80% of the total voting power of Blockbuster in the aggregate in this exchange offer and any spin-off, Viacom may elect not to distribute its remaining shares in a spin-off so long as such election would not result in an increase in the number of votes per share of Blockbuster class B common stock as compared to the number of votes each share of Blockbuster class B common stock would have had if such shares had been included in any spin-off, in each case after giving effect to the adjustment described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91. The exchange agent, acting as agent for the Viacom stockholders otherwise entitled to receive fractional shares of Blockbuster class B common stock and converted class A common stock, will aggregate and cause to be sold all such fractional shares in the open market for the account of these stockholders.

Fractional shares will not be issued in any spin-off. The exchange agent, acting in its ongoing capacity as transfer agent for the Viacom stockholders otherwise entitled to receive fractional shares, will aggregate all fractional shares and cause them to be sold in the open market for the accounts of these stockholders. The proceeds that the exchange agent may realize from the sale of the fractional shares will be distributed, net of commissions, to each stockholder entitled thereto in accordance with the stockholder’s fractional interest. None of Viacom, Blockbuster, the exchange agent or the co-dealer managers will guarantee any minimum proceeds from the sale of fractional shares of Blockbuster class A or class B common stock, and no interest will be paid on these proceeds. Generally, a stockholder who receives cash instead of fractional shares of Blockbuster class A or class B common stock will recognize gain or loss on the receipt of the cash to the extent that the cash received exceeds the tax basis that would have been allocated to that stockholder’s fractional shares. You are urged to read carefully the discussion in the section titled “U.S. Federal Income Tax Consequences” beginning on page 105 and to consult your tax advisor on the consequences to you of the spin-off.

Pursuant to the amended and restated registration rights agreement entered into by Viacom and Blockbuster in connection with this exchange offer, Blockbuster has agreed to file a shelf registration statement on Form S-3 to facilitate the public resale of any Blockbuster class A and class B common stock received in any spin-off by NAIRI, Inc., a wholly owned subsidiary of National Amusements, which is referred to in this Prospectus-Offer to Exchange as “NAIRI,” and Mr. Sumner M. Redstone. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Registration Rights Agreement” on page 100.

Disposition of Blockbuster Class A Common Stock

Viacom owns approximately 3.6 million shares of Blockbuster class A common stock, which Viacom previously purchased in the open market in order to maintain U.S. federal income tax consolidation with Blockbuster. Viacom intends to dispose of all of these shares prior to the completion of this exchange offer by contributing these shares of Blockbuster class A common stock to the Viacom Pension Plan and the CBS Combined Pension Plan. Pursuant to the amended and restated registration rights agreement entered into by Viacom and Blockbuster in connection with this exchange offer, Blockbuster has agreed to file a shelf registration statement on Form S-3 in order to facilitate the public resale of these shares by the Viacom Pension Plan and the CBS Combined Pension Plan. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Registration Rights Agreement” on page 100.

BLOCKBUSTER STOCK OPTION MATTERS

Stock Option Adjustment

The Senior Executive Compensation Committee of Blockbuster’s board of directors has authority under the Blockbuster Inc. 1999 Long-Term Management Incentive Plan, which is referred to in this Prospectus-Offer to Exchange as the “Blockbuster 1999 Incentive Plan,” to make adjustments to the terms of outstanding stock options previously granted under the plan in the event of a dividend or distribution or other specified transactions. An amendment to the Blockbuster 1999 Incentive Plan has been proposed for approval by Blockbuster’s stockholders at Blockbuster’s 2004 annual meeting, which amendment would clarify the manner in which outstanding options are adjusted in the event of an extraordinary cash dividend. Because Viacom controls 95.6% of the combined voting power of Blockbuster, Viacom will be able, acting alone, to approve the plan proposal. Viacom has advised Blockbuster that it will vote all of its shares of Blockbuster common stock in favor of the plan proposal.

Holders of Blockbuster stock options as of the record date for the special distribution will not be entitled to receive the special distribution. However, in order to preserve the value of previously granted options in light of the special distribution, effective as of [            ], 2004, Blockbuster’s Senior Executive Compensation Committee, in accordance with the Blockbuster 1999 Incentive Plan, approved the following adjustments to the outstanding stock options previously granted to optionees under the plan:

•	the reduction of the exercise price of such stock options to an amount equal to (x) the original exercise price of such stock options multiplied by (y) the ratio of (1) the opening price per share on the ex-dividend date for the special distribution, to (2) the closing price per share on the business day before the ex-dividend date for the special distribution; and

•	the increase in the number of stock options to an amount equal to (a) the original number of options multiplied by (b) the ratio of (1) the closing price per share on the business day before the ex-dividend date for the special distribution to (2) the opening price per share on the ex-dividend date for the special distribution.

The Senior Executive Compensation Committee also approved a corresponding adjustment to the total number of shares available for future grants under the plan. These adjustments were intended to ensure that the economic value of stock options held by Blockbuster’s optionees would be preserved, but not increased, as a result of the special distribution. The Senior Executive Compensation Committee determined this adjustment to be necessary to continue to provide appropriate incentives to Blockbuster’s directors, officers and other optionees, on the same basis as was contemplated when the applicable stock options were granted. Because the special distribution is expected to reduce the trading value of Blockbuster’s class A common stock, failure to adjust the options already awarded would have, in effect, resulted in an upwards repricing of the options. The adjustment will not result in a charge to earnings in Blockbuster’s consolidated financial statements.

Restricted Stock Exchange Offer

The Senior Executive Compensation Committee of Blockbuster’s board of directors has approved in concept a plan to offer to its employees holding Blockbuster stock options the opportunity, at each optionholder’s election, to exchange all, but not less than all, of their options for restricted stock of Blockbuster. However, optionholders with minimal holdings will likely be offered cash in lieu of restricted stock. A majority of the currently outstanding Blockbuster stock options have exercise prices in excess of Blockbuster’s current stock price. The restricted stock exchange offer is intended to retain and motivate key employees as Blockbuster works toward implementing its new initiatives. Blockbuster expects that, upon completion, the restricted stock exchange offer would reduce the potential additional dilution created by the stock option adjustment referred to in the section above entitled “ —Stock Option Adjustment.”

The restricted stock exchange offer would result in a significant non-cash compensation charge to Blockbuster in future periods. The current estimate of this non-cash compensation charge to Blockbuster, assuming the restricted stock exchange offer is fully subscribed, is approximately $80 to $100 million in the aggregate. The non-cash compensation charge would be recognized over a vesting period of two to three years depending upon the final terms of the restricted stock exchange offer.

Blockbuster anticipates that the restricted stock exchange offer would take place after the split-off, but not necessarily after any spin-off. The specific timing and final terms of the restricted stock exchange offer will be determined by Blockbuster’s Senior Executive Compensation Committee.

MARKET PRICES AND DIVIDEND INFORMATION

Shares of Viacom Class A and Class B Common Stock and Dividends

The following table describes the per share range of high and low sales prices for Viacom class A and class B common stock for the quarterly periods indicated, as reported by the New York Stock Exchange. Shares of Viacom class A and class B common stock are listed on the New York Stock Exchange under the symbols “VIA” and “VIAB,” respectively.

	Voting Viacom Class A Common Stock		Non-Voting Viacom Class B Common Stock
	High	Low	High	Low
2002
First Quarter	$51.89	$36.50	$51.89	$36.40
Second Quarter	51.36	38.99	51.30	38.80
Third Quarter	45.00	29.79	44.90	29.75
Fourth Quarter	47.82	36.95	47.83	36.95
2003
First Quarter	$43.95	$33.26	$43.96	$33.11
Second Quarter	48.13	36.53	49.75	36.16
Third Quarter	46.93	37.79	46.95	37.72
Fourth Quarter	44.67	36.98	44.62	36.87
2004
First Quarter	$45.10	$36.76	$45.05	$36.35
Second Quarter (through June 17, 2004)	42.32	36.00	42.15	35.69

As of [            ], 2004, there were approximately [            ] holders of record of shares of Viacom class A common stock and approximately [            ] holders of record of shares of Viacom class B common stock.

On June 17, 2004, the last full day of trading prior to the initial filing of the Registration Statement of which this Prospectus-Offer to Exchange forms a part, the closing sales prices per share of Viacom class A and class B common stock as reported by the New York Stock Exchange were $37.21 and $36.66, respectively. On [            ], 2004, the last New York Stock Exchange trading day before the date of this Prospectus-Offer to Exchange, the closing sales prices per share of the Viacom class A and class B common stock as reported by the New York Stock Exchange were $[            ] and $[            ], respectively. The market prices of Viacom class A and class B common stock are subject to fluctuation. As a result, you should obtain current market quotations for the shares of Viacom class A and class B common stock before deciding to tender your shares of Viacom class A or class B common stock. No one can assure you what the market price of shares of Viacom class A or class B common stock will be before, on or after the date on which this exchange offer is completed.

In October 2003, Viacom began paying a quarterly cash dividend on Viacom class A and class B common stock of $.06 per share. Dividends were paid on October 1, 2003, January 1, 2004 and April 1, 2004 to stockholders of record at the close of business on August 15, 2003, December 8, 2003 and February 27, 2004, respectively. On May 19, 2004, Viacom announced that it would pay a dividend on July 1, 2004 to stockholders of record at the close of business on June 1, 2004. Viacom’s board of directors is free to change its dividend practices from time to time and to decrease or increase the dividend paid, or to not pay a dividend, on its class A and class B common stock on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by its board of directors.

Shares of Blockbuster Class A and Class B Common Stock and Dividends

Shares of Blockbuster class A common stock are listed on the New York Stock Exchange under the symbol “BBI.” There has been no historical trading market for the shares of Blockbuster class B common stock because all of the issued and outstanding shares of Blockbuster class B common stock have been held by Viacom or its affiliates at all times since their issuance. Following the completion of this exchange offer, subject to authorization by the New York Stock Exchange, Blockbuster expects that shares of Blockbuster class B common stock will be listed on the New York Stock Exchange. The following table describes the per share range of high and low closing sales prices for shares of Blockbuster class A common stock for the quarterly periods indicated, as reported by the New York Stock Exchange.

	Blockbuster Class A Common Stock
	High	Low
2002
First Quarter	$25.20	$17.39
Second Quarter	30.25	21.90
Third Quarter	26.81	17.25
Fourth Quarter	26.80	11.80
2003
First Quarter	$17.95	$12.21
Second Quarter	18.60	14.50
Third Quarter	23.07	15.70
Fourth Quarter	22.92	16.74
2004
First Quarter	$19.06	$15.90
Second Quarter (through June 17, 2004)	17.26	14.99

As of [            ], 2004, there were approximately [            ] holders of record of shares of Blockbuster class A common stock. Viacom currently owns all of the outstanding shares of Blockbuster class B common stock, and immediately prior to the commencement of this exchange offer, Viacom will own approximately 81.5% of the equity value of Blockbuster.

On June 17, 2004, the last full day of trading prior to the initial filing of the Registration Statement of which this Prospectus-Offer to Exchange forms a part, the closing sales price per share of Blockbuster class A common stock as reported by the New York Stock Exchange was $15.39. On [        ], 2004, the last New York Stock Exchange trading day before the date of this Prospectus-Offer to Exchange, the closing sales price per share of the Blockbuster class A common stock was $[        ] as reported by the New York Stock Exchange. The market price of Blockbuster class A common stock is subject to fluctuation. As a result, you should obtain current market quotations for the shares of Blockbuster class A common stock before deciding to tender your shares of Viacom class A or class B common stock. No one can assure you what the market price of shares of Blockbuster class A common stock will be before, on or after the date on which this exchange offer is completed. There is no historical trading market for Blockbuster’s class B common stock and no one can assure you what the market price of shares of Blockbuster class B common stock will be after the date on which this exchange offer is completed.

Blockbuster has paid and currently intends to pay a quarterly dividend of $0.02 per share on its common stock. On [            ], 2004, Blockbuster paid the special distribution of $5.00 per share (approximately $905 million in the aggregate) to its stockholders of record on [            ], 2004. Blockbuster funded the special distribution through borrowings under its new credit agreement. Blockbuster’s new credit agreement will limit its ability to repurchase common stock and pay dividends other than (i) the special distribution, and (ii) up to an aggregate of (x) $300 million plus (y) 50% of the net income of Blockbuster and its subsidiaries (before deducting provisions required by SFAS 142 or SFAS 123 or non-recurring expenses incurred in connection with the split-off) accruing after December 31, 2004, provided that certain reductions in Blockbuster’s total leverage ratio have occurred, plus (z) the net cash proceeds of stock issuances by Blockbuster since December 31, 2003. See the section entitled “Description of Other Material Agreements—New Blockbuster Credit Agreement” beginning on page 134. Subject to these limitations, Blockbuster’s board of directors is free to change Blockbuster’s dividend practices from time to time and to decrease or increase the dividend paid, or to not pay a dividend, on Blockbuster’s common stock on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by Blockbuster’s board of directors.

CAPITALIZATION OF VIACOM AND BLOCKBUSTER

Viacom

The following table sets forth Viacom’s capitalization as of March 31, 2004 on a historical basis, as reported by Viacom, and on a pro forma basis to reflect receipt of the special distribution and the deconsolidation of Blockbuster upon the consummation of this exchange offer. This table should be read together with the sections entitled “Summary—Selected Historical Financial Data for Viacom and Blockbuster” and “Viacom Unaudited Pro Forma Consolidated Condensed Financial Information” beginning on pages 23 and 76, respectively, and the consolidated financial statements and accompanying notes included in Viacom’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 and Viacom’s Annual Report on Form 10-K for the year ended December 31, 2003 for more detailed disclosure on Viacom’s debt structure, which reports are incorporated by reference in this document.

	At March 31, 2004 (unaudited)
(in millions, except per share amounts)	Viacom Historical	Viacom Pro Forma
Cash and cash equivalents	$1,059.3		$1,653.3

Debt:
Notes payable to banks	$57.1		$7.1
Commercial paper	20.0		20.0
Senior debt (4.625% - 8.875% due 2005 - 2051)	9,284.2		9,284.2
Senior subordinated debt (10.5% due 2009)	64.3		64.3
Other notes	16.0		1.1
Obligations under capital leases	379.1		285.2

Total debt	9,820.7		9,661.9

Stockholders’ equity:
Class A Common Stock, par value $.01 per share; 750.0 shares authorized; 133.5 shares issued on a historical basis and [ ] shares on a pro forma basis	1.3		[	]
Class B Common Stock, par value $.01 per share; 10,000.0 shares authorized; 1,732.3 shares issued on a historical basis and [ ] shares on a pro forma basis	17.4		[	]
Additional paid-in capital	65,878.7		[	]
Retained earnings	3,748.6		[	]
Accumulated other comprehensive loss	(359.9)		(327.9)
Less: Treasury stock	5,793.1		[	]

Total stockholders’ equity	63,493.0		[	]

Total capitalization	$73,313.7	$	[	]

Blockbuster

The following table sets forth Blockbuster’s capitalization as of March 31, 2004 on a historical basis, as reported by Blockbuster, and on a pro forma basis to reflect additional borrowings, the special distribution, the conversion of shares of Blockbuster class B common stock to Blockbuster class A common stock and other pro forma adjustments. This table should be read together with the sections entitled “Summary—Selected Historical Financial Data for Viacom and Blockbuster” and “Blockbuster Unaudited Pro Forma Consolidated Condensed Financial Information” beginning on pages 23 and 84, respectively, and the consolidated financial statements and accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 and Blockbuster’s Annual Report on Form 10-K for the year ended December 31, 2003 for more detailed disclosure on Blockbuster’s debt structure, which are included in this Prospectus–Offer to Exchange as Annex B and A, respectively.

	At March 31, 2004 (unaudited)
(in millions, except per share amounts)	Blockbuster Historical	Blockbuster Pro Forma

Cash and cash equivalents	$137.0	$172.6

Debt:
Term loan	$50.0	$50.0
New term loan facility:
Tranche A	—	200.0
Tranche B	—	750.0
All other obligations	14.9	14.9
Capital lease obligations	93.9	93.9

Total debt	158.8	1,108.8

Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100.0 shares authorized; no shares issued or outstanding	—	—
Class A common stock, par value $0.01 per share; 400.0 shares authorized; 37.1 shares issued and outstanding on a historical basis and [ ] shares on a pro forma basis	0.4	[	]
Class B common stock, par value $0.01 per share; 500.0 shares authorized; 144.0 shares issued and outstanding on a historical basis and [ ] shares on a pro forma basis	1.4	[	]
Additional paid-in capital	6,225.9	5,329.6
Retained deficit	(2,826.0)	(2,829.2)
Accumulated other comprehensive loss	(39.3)	(39.3)

Total stockholders’ equity	3,362.4	2,462.9

Total capitalization	$3,521.2	$3,571.7

VIACOM UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma consolidated condensed balance sheet of Viacom as of March 31, 2004 gives effect to the pro forma events described below, as if such events occurred at March 31, 2004. The unaudited pro forma consolidated condensed statements of operations for the three months ended March 31, 2004 and the years ended December 31, 2003, 2002 and 2001 give effect to the pro forma events as if such events occurred at the beginning of the earliest period presented. The unaudited pro forma consolidated condensed financial statements are based upon the historical financial statements of Viacom and Blockbuster for each period presented. In the opinion of Viacom and Blockbuster management, all adjustments and/or disclosures necessary for a fair presentation of the pro forma data have been made.

The pro forma events are: (i) Blockbuster’s payment of a special distribution of $5.00 per share to its stockholders; (ii) Viacom’s split-off of Blockbuster as a result of the consummation of this exchange offer;

(iii) the reduction in the number of shares of Viacom common stock outstanding and the weighted average number of such shares outstanding used in the earnings per share calculations as a result of such shares being accepted for exchange in this exchange offer; and (iv) Viacom’s contribution of the Blockbuster class A common shares previously purchased in the open market in order to maintain U.S. federal income tax consolidation of Blockbuster to the Viacom Pension Plan and the CBS Combined Pension Plan.

These unaudited pro forma condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or the financial position that would have been achieved had the pro forma events described above been consummated as of the dates indicated or of the results that may be obtained in the future. These unaudited pro forma condensed financial statements and the notes thereto should be read together with:

•	Blockbuster’s unaudited pro forma condensed financial statements included herein.

•	Viacom’s consolidated financial statements and the notes thereto as of and for the year ended December 31, 2003, and Management’s Discussion and Analysis included in Viacom’s Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this Prospectus-Offer to Exchange.

•	Viacom’s consolidated financial statements and the notes thereto as of and for the quarter ended March 31, 2004, and Management’s Discussion and Analysis included in Viacom’s Quarterly Report on Form 10-Q for the period ended March 31, 2004, which is incorporated by reference into this Prospectus-Offer to Exchange.

•	Blockbuster’s consolidated financial statements and the notes thereto as of and for the year ended December 31, 2003, and Management’s Discussion and Analysis included in Blockbuster’s Annual Report on Form 10-K for the year ended December 31, 2003, included in this Prospectus-Offer to Exchange as Annex A.

•	Blockbuster’s consolidated financial statements and the notes thereto as of and for the quarter ended March 31, 2004, and Management’s Discussion and Analysis included in Blockbuster’s Quarterly Report on Form 10-Q for the period ended March 31, 2004, included in this Prospectus-Offer to Exchange as Annex B.

Viacom Inc.

Unaudited Pro Forma Consolidated Condensed Balance Sheet

At March 31, 2004

(in millions)

	Viacom Historical	Blockbuster Historical	Pro Forma Adjustments		Effects of the Exchange(3)			Viacom Pro Forma
ASSETS
Cash and cash equivalents	$1,059.3	$(137.0)	$737.9	(1)		$—			$1,653.3
			(6.9	)(1)
Receivables	3,894.6	(162.2)	29.1	(2b)		—			3,761.5
Inventory	1,328.1	(417.5)	(22.2	)(2b)		—			888.4
Other current assets	1,188.8	(161.2)	17.0	(2c)		—			1,044.6

Total current assets	7,470.8	(877.9)	754.9			—			7,347.8

Property and equipment, net	5,891.3	(808.9)	—			—			5,082.4
Inventory	4,749.4	(347.1)	2.7	(2b)		—			4,405.0
Goodwill	57,032.1	(2,627.7)	16.1	(2d)		—			54,420.5
Intangibles	12,389.7	(34.5)	—			—			12,355.2
Investment in Blockbuster	—	—	2,023.1	(2a)		(2,030.0)			—
			6.9	(1)
Other assets	2,198.2	(51.6)	—			[	]		[	]

Total assets	$89,731.5	$(4,747.7)	$2,803.7		$	[	]	$	[	]

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current portion of long-term debt	$135.6	$(85.5)	$—			$—			$50.1
Accounts payable and accrued expenses	4,383.7	(1,027.5)	22.2	(2b)		[	]		[	]
Other current liabilities	2,666.1	(32.3)	10.7	(2c)		—			2,673.5
			29.0	(2a)

Total current liabilities	7,185.4	(1,145.3)	61.9			[	]		[	]

Long-term debt	9,685.1	(73.3)	—			—			9,611.8
Other liabilities	8,722.4	(166.2)	(19.8	)(2c)		[	]		[	]

Minority interest	645.6	(0.5)	(465.4	)(2a)		—			12.3
			(167.4	)(1)

Stockholders’ Equity:
Common stock	18.7	(1.8)	1.8	(2a)		[	]		[	]
Additional paid-in capital	65,878.7	(6,225.9)	6,225.9	(2a)		[	]		[	]
Retained earnings	3,748.6	2,826.0	(2,826.0	)(2a)		[	]		[	]
						[	]		[	]
Accumulated other comprehensive loss	(359.9)	39.3	(7.3	)(2a)		—			(327.9)

	69,286.1	(3,362.4)	3,394.4	(2a)		[	]		[	]
Less treasury stock, at cost	5,793.1	—	—			[	]		[	]

Total stockholders’ equity	63,493.0	(3,362.4)	3,394.4			[	]		[	]

Total liabilities and stockholders’ equity	$89,731.5	$(4,747.7)	$2,803.7		$	[	]	$	[	]

The accompanying notes are an integral part of this unaudited pro forma consolidated condensed balance sheet.

Viacom Inc.

Unaudited Pro Forma Consolidated Condensed Statement of Operations

Three Months Ended March 31, 2004

(in millions, except per share amounts)

	Viacom Historical	Blockbuster Historical	Pro Forma Adjustments		Effects of the Exchange		Viacom Pro Forma
Revenues	$6,772.4	$(1,503.1)	$29.0	(2b)	$—			$5,298.3

Operating expenses	4,289.6	(579.5)	26.1	(2b)	—			3,736.2
Selling, general and administrative expenses	1,051.8	(739.1)	0.2	(2b)	—			313.7
			0.8	(2e)
Depreciation and amortization	251.5	(59.6)	—		—			191.9

Operating income	1,179.5	(124.9)	1.9		—			1,056.5

Interest expense, net	(179.1)	3.9	—		—			(175.2)
Other items, net	(11.6)	0.6	—		—			(11.0)

Earnings before income taxes	988.8	(120.4)	1.9		—			870.3

Provision for income taxes	(254.8)	7.8	(1.1	)(4)	—			(248.1)
Equity in loss of affiliates, net of tax	(2.1)	—	—		—			(2.1)
Minority interest, net of tax	(21.4)	—	20.1	(2a)	—			(1.3)

Net earnings before cumulative effect of accounting change	$710.5	$(112.6)	$20.9		$—			$618.8

Net earnings before cumulative effect per common share:
Basic	$0.41						$	[ ]
Diluted	$0.41						$	[ ]

Weighted average number of common shares:
Basic	1,731.0				(	)(3)		[ ]
Diluted	1,744.5				(	)(3)		[ ]

The accompanying notes are an integral part of this unaudited pro forma consolidated condensed statement of operations.

Viacom Inc.

Unaudited Pro Forma Consolidated Condensed Statement of Operations

Year Ended December 31, 2003

(in millions, except per share amounts)

	Viacom Historical	Blockbuster Historical	Pro Forma Adjustments		Effects of the Exchange		Viacom Pro Forma
Revenues	$26,585.3	$(5,911.7)	$154.0	(2b)	$—			$20,827.6

Operating expenses	16,253.7	(2,389.8)	133.9	(2b)	—			13,997.8
Selling, general and administrative expenses	4,374.7	(2,804.3)	14.1	(2b)				1,587.7
			3.2	(2e)
Impairment and restructuring charges	1,331.3	(1,304.9)	—		—			26.4
Depreciation and amortization	999.8	(257.9)	—		—			741.9

Operating income	3,625.8	845.2	2.8		—			4,473.8

Interest expense, net	(761.2)	30.0	—		—			(731.2)
Other items, net	(3.4)	0.4	—		—			(3.0)

Earnings before income taxes	2,861.2	875.6	2.8		—			3,739.6

Provision for income taxes	(1,599.0)	103.2	(2.4	)(4)	—			(1,498.2)
Equity in earnings of affiliates, net of tax	(0.6)	0.7	—		—			0.1
Minority interest, net of tax	173.8	—	(178.5	)(2a)	—			(4.7)

Net earnings before cumulative effect of accounting change	$1,435.4	$979.5	$(178.1)		$—			$2,236.8

Net earnings before cumulative effect per common share:
Basic	$0.82						$	[	]
Diluted	$0.82						$	[	]

Weighted average number of common shares:
Basic	1,744.0				(	)(3)		[	]
Diluted	1,760.7				(	)(3)		[	]

The accompanying notes are an integral part of this unaudited pro forma consolidated condensed statement of operations.

Viacom Inc.

Unaudited Pro Forma Consolidated Condensed Statement of Operations

Year Ended December 31, 2002

(in millions, except per share amounts)

	Viacom Historical	Blockbuster Historical	Pro Forma Adjustments		Effects of the Exchange		Viacom Pro Forma
Revenues	$24,605.7	$(5,565.9)	$147.0	(2b)	$—			$19,186.8

Operating expenses	14,865.1	(2,358.7)	157.9	(2b)	—			12,664.3
Selling, general and administrative expenses	4,198.3	(2,636.3)	22.5	(2b)	—			1,587.7
			3.2	(2e)
Depreciation and amortization	945.6	(233.8)	—		—			711.8

Operating income	4,596.7	(337.1)	(36.6)		—			4,223.0

Interest expense, net	(832.5)	45.4	—		—			(787.1)
Other items, net	(30.0)	(2.9)	—		—			(32.9)

Earnings before income taxes	3,734.2	(294.6)	(36.6)		—			3,403.0

Provision for income taxes	(1,448.9)	103.0	13.5	(4)	—			(1,332.4)
Equity in loss of affiliates, net of tax	(39.5)	2.2	—		—			(37.3)
Minority interest, net of tax	(39.2)	—	35.9	(2a)	—			(3.3)

Net earnings before cumulative effect of accounting change	$2,206.6	$(189.4)	$12.8		$—			$2,030.0

Net earnings before cumulative effect per common share:
Basic	$1.26						$	[ ]
Diluted	$1.24						$	[ ]

Weighted average number of common shares:
Basic	1,752.8				(	)(3)		[ ]
Diluted	1,774.8				(	)(3)		[ ]

The accompanying notes are an integral part of this

unaudited pro forma consolidated condensed statement of operations.

Viacom Inc.

Unaudited Pro Forma Consolidated Condensed Statement of Operations

Year Ended December 31, 2001

(in millions, except per share amounts)

	Viacom Historical	Blockbuster Historical	Pro Forma Adjustments		Effects of the Exchange		Viacom Pro Forma
Revenues	$23,222.8	$(5,156.7)	$174.3	(2b)	$—			$18,240.4

Operating expenses	14,463.8	(2,420.7)	172.9	(2b)	—			12,216.0
Selling, general and administrative expenses	4,092.4	(2,531.9)	0.1	(2b)	—			1,563.8
			3.2	(2e)
Impairment and restructuring charges	119.4	—	—		—			119.4
Depreciation and amortization	3,087.0	(423.7)	—		—			2,663.3

Operating income	1,460.2	219.6	(1.9)		—			1,677.9

Interest expense, net	(938.6)	72.1	—		—			(866.5)
Other items, net	254.7	5.2	—		—			259.9

Earnings before income taxes	776.3	296.9	(1.9)		—			1,071.3

Provision for income taxes	(919.9)	(56.1)	(0.5	)(4)	—			(976.5)
Equity in loss of affiliates, net of tax	(127.0)	(0.5)	—		—			(127.5)
Minority interest, net of tax	47.1	—	(43.6	)(2a)	—			3.5

Net loss before cumulative effect of accounting change	$(223.5)	$240.3	$(46.0)		$—			$(29.2)

Net loss before cumulative effect per common share:
Basic	$(0.13)						$	[	]
Diluted	$(0.13)						$	[	]

Weighted average number of common shares:
Basic	1,731.6				(	)(3)		[	]
Diluted	1,731.6				(	)(3)		[	]

The accompanying notes are an integral part of this

unaudited pro forma consolidated condensed statement of operations.

NOTES TO VIACOM UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION

(tables in millions, except per share amounts)

(1)    Special Distribution

Prior to the commencement of this exchange offer, Blockbuster will pay a special distribution of $5.00 per share (approximately $905 million in the aggregate) to its stockholders:

Special distribution of $5.00 per share to Viacom—3,576,145 shares of Blockbuster class A common stock and 144,000,000 shares of Blockbuster class B common stock	$737.9
Special distribution of $5.00 per share to other Blockbuster stockholders—33,482,462 shares of Blockbuster class A common stock	167.4

Special Distribution	$905.3

The special distribution will be funded by $950 million of borrowings under a new $1.45 billion credit agreement which Blockbuster intends to enter into with a syndicate of lenders. In connection with these borrowings, Viacom has agreed to reimburse Blockbuster approximately $6.9 million of financing costs. This reimbursement has been reflected as a capital contribution in the Viacom unaudited pro forma consolidated condensed balance sheet.

(2)    Deconsolidation Adjustments

(a) Adjustments to investment in Blockbuster of $2.02 billion, other current liabilities of $29.0 million, minority interest of $465.4 million, and stockholders’ equity of $3.39 billion on the unaudited pro forma consolidated condensed balance sheet and minority interest in the unaudited pro forma consolidated condensed statements of operations reflect the reversal of consolidation entries to present Blockbuster as an unconsolidated subsidiary.

(b) Adjustments to accounts receivable, inventory, and accounts payable on the unaudited pro forma consolidated condensed balance sheet, and adjustments to revenues and expenses on the unaudited pro forma consolidated condensed statements of operations primarily reflect the reversal of intercompany eliminations for Blockbuster’s purchase of DVD and VHS products from Paramount Pictures and advertising expenditures by Blockbuster on Viacom’s various media platforms.

(c) The adjustment to other current assets of $17.0 million reflects a tax sharing payment due to Viacom as of March 31, 2004 in accordance with the tax matters agreement between Viacom and Blockbuster. Adjustments to other current liabilities of $10.7 million and other liabilities of $(19.8) million reflect a reclassification of Blockbuster deferred tax attributes and an adjustment to foreign tax credit carryforwards whose benefits have previously been realized by Viacom on a consolidated basis.

(d) The adjustment to goodwill reflects the deconsolidation of goodwill resulting from Viacom’s previous purchases of Blockbuster class A common stock acquired through open market purchases in order to maintain U.S. federal income tax consolidation with Blockbuster.

(e) Pursuant to agreements between Viacom and Blockbuster, Blockbuster is obligated to provide, at the completion of this exchange offer, a $150 million letter of credit for the benefit of Viacom to support Viacom’s potential liability for certain real estate lease obligations of Blockbuster. The adjustments on the Viacom unaudited pro forma consolidated condensed statements of operations of $0.8 million for the three months ended March 31, 2004 and $3.2 million for the years ended December 31, 2003, 2002 and 2001 reflect the agreement by Viacom to reimburse Blockbuster its annual cost related to this letter of credit.

(3)    This Exchange Offer

Viacom has offered to its stockholders [            ] shares of Blockbuster class B common stock and [            ] shares of converted class A common stock in exchange for each share of Viacom class A or class B common

NOTES TO VIACOM UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION—(Continued)

stock, which results in [            ] million shares of Viacom common stock being exchanged for [            ] million shares of Blockbuster class B common stock and [            ] shares of converted class A common stock currently owned by Viacom. The Viacom unaudited pro forma consolidated condensed financial statements assume the exchange offer is fully subscribed. If more than [            ] shares of Viacom class A and class B common stock, the minimum amount, but less than [            ] shares of Viacom class A and class B common stock, the number of shares of Viacom common stock that must be tendered in order for Viacom to distribute all of its shares of Blockbuster class B common stock and converted class A common stock in this exchange offer, are exchanged, Viacom will distribute in a spin-off to its stockholders the remaining shares of Blockbuster class B common stock and converted class A common stock that it owns. If the minimum number of shares of Viacom class A and class B common stock is tendered, Viacom will record a gain/(loss) on separation of Blockbuster from Viacom of $[        ].

Total Blockbuster class B common stock owned by Viacom		[ ]
Total Blockbuster converted class A common stock owned by Viacom		[ ]

Subtotal		144,000,000
Exchange ratio		[ ]

Total Viacom shares tendered		[ ]

Estimated fair value of Viacom common stock tendered ([ ] shares at $[ ] per share)	$	[ ]
Less: Viacom’s investment in Blockbuster’s class B common stock and converted class A common stock, adjusted for the special distribution		[ ]
Contingent lease obligations (net of $[ ] million of deferred tax assets)		[ ]
Transaction costs		[ ]

Gain/(loss) on separation of Blockbuster from Viacom	$	[ ]

Transaction costs of [            ] include costs paid by Viacom on behalf of Blockbuster. Viacom will not record a tax benefit on these transaction costs.

Viacom owns approximately 3.6 million shares of Blockbuster class A common stock, which Viacom previously purchased in the open market in order to maintain U.S. federal income tax consolidation with Blockbuster. Viacom intends to dispose of all of these shares prior to the completion of this exchange offer by contributing these shares to the Viacom Pension Plan and the CBS Combined Pension Plan.

Estimated market value of Blockbuster class A common stock (3,576,145 shares at $[ ] per share)	$	[ ]
Less: Viacom’s investment in Blockbuster’s class A common stock, adjusted for the special distribution		[ ]

Gain/(loss) on contribution of Blockbuster class A common stock	$	[ ]

Upon this contribution, Viacom will realize a current tax benefit on the estimated market value of the Blockbuster class A common stock and a corresponding deferred tax expense of $[        ] million. The resulting gain/(loss) on contribution of Blockbuster class A common stock will not be recognized for U.S. tax purposes.

(4)    Income Tax Expense

Adjustments to income tax expense on the unaudited pro forma consolidated condensed statements of operations are calculated at a 39.9% domestic marginal tax rate, excluding certain transaction costs related to the letter of credit (See Note 2(e)) for which no tax benefit has been reflected, for the three months ended March 31, 2004 and the year ended December 31, 2003 and a 40.5% domestic marginal tax rate for the years ended December 31, 2002 and 2001.

BLOCKBUSTER UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION

Blockbuster’s unaudited pro forma consolidated condensed statements of operations for the year ended December 31, 2003 and the three months ended March 31, 2004, and the unaudited pro forma consolidated balance sheet as of March 31, 2004 have been prepared based on Blockbuster’s historical consolidated financial statements and accompanying notes included in this Prospectus-Offer to Exchange as Annex A and Annex B, respectively. This data is based on various assumptions and includes the adjustments explained in the accompanying notes. The unaudited pro forma consolidated condensed statements of operations assume that the pro forma events occurred as of January 1, 2003. The unaudited pro forma consolidated balance sheet assumes that the pro forma events occurred as of March 31, 2004.

The pro forma events include: (i) Blockbuster’s borrowing of $950 million under its new credit agreement and its payment of a special distribution to all of Blockbuster’s stockholders of $5.00 per share (approximately $905 million in the aggregate); (ii) conversion of Blockbuster class B common stock to Blockbuster class A common stock; (iii) Blockbuster’s new employment agreement with its chairman and chief executive officer, Mr. John F. Antioco; and (iv) Viacom’s split-off of Blockbuster.

Blockbuster’s unaudited pro forma consolidated condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the pro forma events described above in fact occurred as of the dates indicated or of the operating results or financial position that may be obtained in the future. Blockbuster believes the estimates and assumptions used to prepare its unaudited pro forma consolidated condensed financial information provide a reasonable basis for presenting the significant effects of the pro forma events discussed above, and that the pro forma adjustments give appropriate effect to the estimates and assumptions and are properly applied in Blockbuster’s unaudited consolidated condensed financial information.

This data should be read together with the Blockbuster historical consolidated financial statements and accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which reports are included in this Prospectus-Offer to Exchange as Annex A and Annex B, respectively.

BLOCKBUSTER INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

At March 31, 2004

(in millions)

	Blockbuster Historical	Special Distribution(1)	Other Pro Forma Adjustments		Blockbuster Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$137.0	$35.6	$—		$172.6
Receivables, net	162.2	—	—		162.2
Merchandise inventories	417.5	—	—		417.5
Prepaid assets and other current assets	161.2	—	—		161.2

Total current assets	877.9	35.6	—		913.5

Rental library, net	347.1	—	—		347.1
Property and equipment, net	808.9	—	—		808.9
Intangibles, net	34.5	—	—		34.5
Goodwill	2,627.7	—	—		2,627.7
Other assets	51.6	16.0	—		67.6

	$4,747.7	$51.6	$—		$4,799.3

LIABILITIES AND STOCKHOLDERS EQUITY
Current Liabilities:
Accounts payable	$464.2	$—	$—		$464.2
Accrued expenses	563.3	—	1.3	(4)	564.6
Payable to Viacom	29.0	—	—		29.0
Current portion of long-term debt	64.7	—	—		64.7
Current portion of capital lease obligations	20.8	—	—		20.8
Deferred taxes	3.3	—	—		3.3

Total current liabilities	1,145.3	—	1.3		1,146.6

Long-term debt	0.2	950.0	—		950.2
Capital lease obligations	73.1	—	—		73.1
Deferred taxes	47.2	—	(1.4	)(4)	45.8
Other liabilities	119.5	—	1.2	(4)	120.7

	1,385.3	950.0	1.1		2,336.4

Commitments and contingencies:

Stockholders’ Equity:
Preferred stock	—	—	—		—
Class A common stock	0.4	—	[	](2)	[	]
Class B common stock	1.4	—	[	](2)	[	]
Additional paid-in capital	6,225.9	(905.3)	2.1	(4)	5,329.6
		6.9
Retained deficit	(2,826.0)	—	(3.2	)(4)	(2,829.2)
Accumulated other comprehensive loss	(39.3)	—	—		(39.3)

Total stockholders’ equity	3,362.4	(898.4)	(1.1)		2,462.9

	$4,747.7	$51.6	$—		$4,799.3

The accompanying notes are an integral part of this

unaudited pro forma consolidated balance sheet.

BLOCKBUSTER INC.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)

	Three Months Ended March 31, 2004
	Blockbuster Historical	Special Distribution(1)	Other Pro Forma Adjustments(2)	Blockbuster Pro Forma
Revenues	$1,503.1	$—	$—		$1,503.1
Cost of sales	579.5	—	—		579.5

Gross profit	923.6	—	—		923.6

Selling, general and administrative expenses	739.1	—	4.2		743.3
Depreciation	59.1	—	—		59.1
Amortization of intangibles	0.5	—	—		0.5

	798.7	—	4.2		802.9

Operating income	124.9	—	(4.2)		120.7
Interest expense and other items, net	(4.5)	(12.6)	—		(17.1)

Income before income taxes	120.4	(12.6)	(4.2)		103.6
Benefit (provision) for income taxes(3)	(7.8)	4.9	1.6		(1.3)

Income before cumulative effect of change in accounting principle(4)	$112.6	$(7.7)	$(2.6)		$102.3

Income before cumulative effect of change in accounting principle per share:
Basic	$0.62				$0.57

Diluted	$0.62	[ ]		$	[	]

Weighted average shares:
Basic	181.0				181.0

Diluted	182.0	[ ]			[	]

	Year Ended December 31, 2003
	Blockbuster Historical	Special Distribution(1)	Other Pro Forma Adjustments(2)	Blockbuster Pro Forma
Revenues	$5,911.7	$—	$—	$5,911.7
Cost of sales	2,389.8	—	—	2,389.8

Gross profit	3,521.9	—	—	3,521.9

Selling, general and administrative expenses	2,804.3	—	16.6	2,820.9
Depreciation	255.5	—	—	255.5
Impairment of goodwill and other long-lived assets	1,304.9	—	—	1,304.9
Amortization of intangibles	2.4	—	—	2.4

	4,367.1	—	16.6	4,383.7

Operating loss	(845.2)	—	(16.6)	(861.8)
Interest expense and other items, net	(30.4)	(50.2)	—	(80.6)

Loss before income taxes	(875.6)	(50.2)	(16.6)	(942.4)
Benefit (provision) for income taxes(3)	(103.2)	19.5	6.4	(77.3)
Equity in loss of affiliated companies, net of tax	(0.7)	—	—	(0.7)

Loss before cumulative effect of change in accounting principle(4)	$(979.5)	$(30.7)	$(10.2)	$(1,020.4)

Loss before cumulative effect of change in accounting principle per share – basic and diluted	$(5.44)			$(5.67)

Weighted average shares – basic and diluted	180.1			180.1

The accompanying notes are an integral part of these

unaudited pro forma consolidated condensed statements of operations.

NOTES TO BLOCKBUSTER UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION

(1)	Special Distribution

The adjustments to the unaudited pro forma consolidated balance sheet reflect the payment of the special distribution to all of Blockbuster’s stockholders in the amount of $5.00 per share (approximately $905 million in the aggregate). The special distribution will be funded by $950 million in borrowings under a new $1.45 billion credit agreement to be entered into with a syndicate of lenders. The agreement will be comprised of three facilities: (i) a seven-year $500 million revolving credit facility (of which $150 million will be reserved for the Viacom letter of credit); (ii) a seven-year $200 million Term A Loan Facility; and (iii) a seven-year $750 million Term B Loan Facility. The facilities will bear interest equal to LIBOR plus an applicable margin which will vary based on specified leverage ratios. For purposes of calculating the pro forma interest expense, 3.10% was used as the assumed interest rate on one-half of the initial borrowings. These pro forma financial statements assume that Blockbuster will enter into a seven-year interest rate swap with a notional amount of $475 million, which will convert one-half of the combined borrowings on the variable rate Term A and Term B Loan Facilities to fixed rate debt bearing interest at 6.89%.

The borrowing availability under the revolving credit facility will be automatically reduced in equal quarterly installments aggregating 10% of the revolving credit commitment in each of years four through six, and one final installment of 70% at the end of year seven. The Term A Loan Facility will be payable in equal quarterly installments aggregating 15% of the original principal balance in each of the years two through five, and 20% in years six and seven. The Term B Loan Facility will be payable in equal quarterly installments aggregating 1% of the original principal balance in each of years two through four, 10% in years five and six, and 77% in year seven. The Term Loans are subject to mandatory prepayments from a portion of proceeds from assets sale and proceeds from certain future debt issuances. The new credit agreement includes financial covenants such as fixed charge coverage ratios and total leverage ratios. The facilities are secured by a pledge of stock of significant subsidiaries of Blockbuster, and are guaranteed by the domestic subsidiaries of Blockbuster. The facilities also include commitment fees on the unused portion of the revolving credit facility not subject to letters of credit and commission and fronting fees on letters of credit.

In connection with these borrowings, Blockbuster expects to recognize approximately $16.0 million in deferred financing costs and to use the remaining $35.6 million in borrowings as cash for working capital and general corporate purposes. Viacom has agreed to reimburse Blockbuster for approximately $6.9 million of the deferred financing costs. This reimbursement has been reflected as a capital contribution in the unaudited pro forma consolidated balance sheet assuming that debt issuance costs were incurred on January 1, 2003.

The adjustments to interest expense in the unaudited pro forma consolidated condensed statements of operations reflect interest expense and the amortization of deferred financing costs on the new credit agreement. The estimate of additional interest expense is presented as if the borrowing occurred on January 1, 2003. The amortization of deferred financing costs is presented as if the financing costs were incurred on January 1, 2003 and amortized over the term of the agreement using the effective interest method. The summary of interest expense and amortization of deferred financing costs is as follows:

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
Interest expense	$47.4	$11.9
Amortization of deferred financing costs	2.8	0.7

Pro forma adjustment to interest expense	$50.2	$12.6

An increase of  1/8 of 1% in the interest rate on the variable portion of the debt would have increased interest expense by approximately $590,000 and $150,000 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively.

NOTES TO BLOCKBUSTER UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION—(Continued)

In connection with the special distribution, Blockbuster intends to adjust its outstanding stock options which allow employees and directors to purchase shares of Blockbuster class A common stock. The adjustment would include a pro rata increase to the number of outstanding stock options and a pro rata decrease in the related exercise price. These adjustments would result in an increase in the number of outstanding stock options of [    ] million. The anticipated impact of this adjustment has been reflected in the Blockbuster pro forma “Weighted average shares – diluted” and, as a result, the Blockbuster pro forma “Net income per share – diluted.”

(2)	Other Pro Forma Adjustments

The adjustments to the unaudited pro forma consolidated condensed statements of operations reflect the following:

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
Increased selling, general and administrative expenses from discontinuation of Viacom services	$9.8	$2.5
New employment agreement:
—Compensation expense for the vesting of restricted stock units	6.4	1.6
—Increased salary	0.4	0.1

Pro forma adjustment to selling, general and administration expenses	$16.6	$4.2

Viacom has historically provided Blockbuster certain services pursuant to a transition services agreement and has paid insurance premiums on behalf of Blockbuster for certain policies, subject to reimbursement by Blockbuster for these policies. The adjustments to the unaudited pro forma consolidated condensed statements of operations reflect Blockbuster’s estimate of additional general and administrative expenses resulting primarily from the discontinuation of these arrangements totaling $9.8 million and $2.5 million for the year ended December 31, 2003 and the first quarter ended March 31, 2004, respectively.

In connection with the split-off and related transactions, Blockbuster entered into a new employment agreement with its chairman and chief executive officer, Mr. John F. Antioco. The adjustments to the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated condensed statements of operations reflect the issuance of restricted share units with an aggregate value of approximately $15.4 million. Approximately 1.0 million to 2.57 million restricted share units will be issued to Mr. Antioco based on the criteria outlined in the employment agreement. The restricted share units will be granted on the fifth trading day after the date of the split-off. Half of the restricted stock units vest on the second anniversary of the date of the split-off and the other half vest on the third anniversary of the date of the split-off. The vested restricted share units are payable in cash or stock immediately after the date of Mr. Antioco’s termination of employment at the average value of the Blockbuster class A and class B common stock on that date. The adjustments to the pro forma consolidated condensed statements of operations reflect compensation expense related to the vesting of the restricted share units of $6.4 million and $1.6 million for the year ended December 31, 2003 and the first quarter ended March 31, 2004, respectively. The adjustments to the pro forma consolidated condensed statements of operations also include an increase in Mr. Antioco’s annual salary totaling $0.4 million and $0.1 million for the year ended December 31, 2003 and the first quarter ended March 31, 2004, respectively, based upon the minimum amounts payable as set forth in the employment agreement. The employment agreement also calls for the issuance to Mr. Antioco of approximately 4.2 million to 5.0 million stock options for Blockbuster class A common stock. One-third of the options shall be granted on the fifth trading day after the split-off, one-third on

NOTES TO BLOCKBUSTER UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION—(Continued)

the thirtieth day after the split-off and the final third shall be awarded on the sixtieth day after the split-off. The options vest ratably in three equal installments on the first, second and third anniversaries of the split-off. These restricted stock units are accounted for in accordance with the variable plan accounting provisions of APB 25.

The adjustments to the unaudited pro forma consolidated balance sheet also reflect the conversion of shares of Blockbuster class B common stock to Blockbuster class A common stock in connection with this exchange offer. Prior to the conversion, 37.1 million shares of Blockbuster class A common stock and 144.0 million shares of Blockbuster class B common stock were outstanding. After the conversion, [            ] million shares of Blockbuster class A common stock and [            ] million shares of Blockbuster class B common stock will be outstanding.

(3)	Income Tax Expense (Benefit)

The adjustments to the unaudited pro forma consolidated condensed statements of operations reflect the income tax benefit associated with the adjustments described in footnotes (1) and (2) at Blockbuster’s domestic marginal tax rate of 38.9%.

(4)	Non-Recurring Charges

Excluded from the unaudited pro forma consolidated condensed statements of operations are one time, non-recurring charges directly associated with the split-off and related transactions that do not affect future results of operations. The charges are summarized below:

Pro forma adjustments to accrued liabilities:
Legal, accounting and business advisory fees	$1.0
Costs to notify employees of changes to Blockbuster stock option plans	0.3
Pro forma adjustments to other non-current liabilities:
Assumption of certain pension liabilities	0.8
Assumption of the liability for a self-funded long-term disability program	0.4
Pro forma adjustment to additional paid-in capital:
Modification of Viacom options held by Blockbuster employees	2.1

4.6
Applicable income taxes	(1.4)

Pro forma adjustment to retained deficit	$3.2

The Senior Executive Compensation Committee of Blockbuster’s board of directors has approved in concept a plan to offer to its employees holding Blockbuster stock options the opportunity, at each optionholder’s election, to exchange all, but not less than all, of their options for restricted stock of Blockbuster. However, optionholders with minimal holdings will likely be offered cash in lieu of restricted stock. A majority of the currently outstanding Blockbuster stock options have exercise prices in excess of Blockbuster’s current stock price. The restricted stock exchange offer is intended to retain and motivate key employees as Blockbuster works toward implementing its new initiatives. Blockbuster expects that, upon completion, the restricted stock exchange offer would reduce the potential additional dilution created by the stock option adjustment referred to in the section entitled “Blockbuster Stock Option Matters—Stock Option Adjustment” on page 69.

The restricted stock exchange offer would result in a significant non-cash compensation charge to Blockbuster in future periods. The current estimate of this non-cash compensation charge to Blockbuster,

NOTES TO BLOCKBUSTER UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION—(Continued)

assuming the restricted stock exchange offer is fully subscribed, is approximately $80 to $100 million in the aggregate. The non-cash compensation charge would be recognized over a vesting period of two to three years depending upon the final terms of the restricted stock exchange offer.

Blockbuster anticipates that the restricted stock exchange offer would take place after the split-off, but not necessarily after any spin-off. The specific timing and final terms of the restricted stock exchange offer will be determined by Blockbuster’s Senior Executive Compensation Committee.

AGREEMENTS BETWEEN VIACOM

AND BLOCKBUSTER AND OTHER RELATED PARTY TRANSACTIONS

Relationships Between Viacom and Blockbuster

Viacom entered into the separation agreements with Blockbuster in connection with Blockbuster’s initial public offering in August 1999 and a then-contemplated split-off and, on June 18, 2004, entered into amended and restated separation agreements in connection with this exchange offer. The separation agreements govern certain relationships between Viacom and Blockbuster relating to the split-off and are described below in this section.

Initial Public Offering and Split-Off Agreement

General. Viacom entered into an amended and restated initial public offering and split-off agreement with Blockbuster, which is referred to in this Prospectus-Offer to Exchange as the “IPO agreement.” The IPO agreement governs Viacom’s and Blockbuster’s respective rights and duties with respect to certain offerings of Blockbuster class A and class B common stock and other securities, including a split-off of Blockbuster or a similar transaction. In addition, the IPO agreement sets forth certain covenants to which Viacom and Blockbuster have agreed for various periods following Blockbuster’s initial public offering and certain other provisions that are applicable in the event that Viacom decides to split off Blockbuster.

Blockbuster Securities Offerings. Blockbuster has agreed to cooperate with Viacom in all respects to accomplish any primary offerings of Blockbuster’s common stock and other securities until the split-off. Blockbuster has also agreed that, at Viacom’s direction, it will promptly take all actions necessary or desirable to effect the foregoing, including the registration under the Securities Act of shares of Blockbuster’s capital stock that Viacom owns.

The Split-Off. Under the IPO agreement, subject to the provisions described in “—Disposition of Control” below, Viacom has the right to determine, in its sole discretion, whether to proceed with a split-off and to abandon, modify or change the terms of the split-off. Blockbuster has agreed to cooperate with all of Viacom’s commercially reasonable requests to accomplish the split-off and to promptly take all actions necessary or desirable to effect the split-off.

Disposition of Control. Viacom has agreed that, if Blockbuster pays the special distribution, Viacom will (1) use commercially reasonable efforts to promptly dispose of 80% or more of the aggregate voting power of Blockbuster’s outstanding capital stock, which is referred to in this Prospectus-Offer to Exchange as “control of Blockbuster,” in a split-off exchange offer or in a split-off exchange offer in combination with a spin-off or (2) if it has not disposed of control of Blockbuster pursuant to clause (1), that it will dispose of control of Blockbuster in a spin-off, in either case prior to the earlier of (a) the 12-month anniversary of the date on which Viacom receives its pro rata share of the special distribution and (b) September 30, 2005, which is referred to in this Prospectus-Offer to Exchange as the “final disposition date.” Viacom is also subject to further contractual requirements regarding disposition of its shares of class B common stock and converted class A common stock, as described below under the caption “Conversion of Blockbuster class B common stock.” Viacom, however, will not be required to, but may at its option, engage in any disposal and Viacom’s obligations under this provision of the IPO agreement terminate if, at any time after the date on which Viacom receives its pro rata share of the special distribution, any of the following occurs (and solely (1) with respect to the second, third and fifth items described below, such item is occurring for the lesser of six months and the period between such occurrence and the final disposition date and (2) solely with respect to the second item described below, if a majority of the independent directors of Blockbuster, having been kept reasonably informed of the pursuit of a superior proposal (as defined below), determines that pursuit of such superior proposal is in the best interests of the Blockbuster stockholders other than Viacom):

•	Any condition or event has occurred, or Viacom reasonably expects any condition or event to occur, which Viacom reasonably believes would or would be likely to cause such disposition to be taxable to Viacom and its stockholders under U.S. federal income tax laws;

•	Viacom notifies Blockbuster that it is in good faith pursuing a transaction involving Blockbuster (including, without limitation, a merger, consolidation, share sale or exchange, business combination, reorganization or recapitalization) that is reasonably likely to be consummated and is on terms that Viacom and a majority of the independent directors of Blockbuster determines, in their good faith judgment, to be more favorable to Blockbuster’s stockholders than this exchange offer, which is referred to in this Prospectus-Offer to Exchange as a “superior proposal;”

•	There has occurred a market MAC (as described below);

•	There has occurred a material adverse change in the business, condition (financial or other), results of operations or stock price of Blockbuster, which is referred to in this Prospectus-Offer to Exchange as a “Business MAC,” provided that none of the following shall be deemed, in and of itself, to constitute a Business MAC: (1) any change resulting from the transactions contemplated by the IPO agreement, (2) any failure to meet published analyst forecasts or (3) the recognition of any restructuring or similar accounting charge which does not or will not have any effect on the cash flows of the business after June 18, 2004 ((1) and (2) do not exclude from the definition of Business MAC the events or factors which may have given rise to (1) or (2), but only the (1) or (2) themselves);

•	There has occurred a material adverse change in the business, prospects, condition (financial or otherwise) or results of operations of Viacom;

•	There have occurred any breaches of any of Blockbuster’s covenants or agreements with Viacom set forth in the separation agreements that have not been cured within 30 days of notice thereof from Viacom, which breaches, in the aggregate, have had or are reasonably likely to have a material adverse effect on the expected benefits to Viacom of any such disposition, provided that during such 30-day cure period, Viacom shall have no obligation to consummate any such disposition;

•	Any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of any such disposition, provided that Viacom and Blockbuster shall have used all commercially reasonable efforts to promptly and vigorously defend such action, litigation, suit, claim or proceeding;

•	Any order, stay, judgment or decree is issued by any U.S. federal or state court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Viacom and Blockbuster and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction has been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay completion of any such disposition or materially impair the contemplated benefits of any such disposition to Viacom or Blockbuster;

•	Any applicable registration statement necessary to register Blockbuster common stock being exchanged, distributed or sold by Viacom as part of such disposition has not been declared effective by the SEC, any stop order suspending the effectiveness of any such registration statement has been issued, or any proceeding for that purpose has been initiated by the SEC and not concluded or withdrawn; or

•	The shares of Blockbuster class B common stock issuable in such disposition have not been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

A “market MAC” is defined in the IPO agreement to mean the occurrence or imminent occurrence of any of the following events: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (ii) any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after the date of the IPO agreement; (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iv) a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity, including an act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the disposition contemplated by this provision of the IPO agreement; or (v) if any of the situations above exists at the date of June 18, 2004, the situation deteriorates materially.

The IPO agreement provides that the items listed above are not intended to constitute all of the occurrences following which it may not be commercially reasonable for Viacom to dispose of control of Blockbuster pursuant to a split-off or a split-off in combination with a spin-off. In addition, the IPO agreement provides that even if Blockbuster pays the special distribution, Viacom will not be obligated to use commercially reasonable efforts to dispose of control of Blockbuster if, at any time prior to the declaration of the special distribution by Blockbuster’s board of directors, Viacom notifies Blockbuster in writing that it does not intend to proceed with the disposition of its control of Blockbuster.

Conversion of Blockbuster Class B Common Stock. Viacom and Blockbuster have agreed to certain provisions related to Blockbuster’s equity capitalization.

•	Blockbuster Equity Capitalization and Voting Power of Blockbuster Class B Common Stock Following this Exchange Offer. Viacom anticipates that, immediately prior to the expiration of this exchange offer, it will beneficially own less than 80% of the economic value of Blockbuster. If that is the case, then prior to the expiration of this exchange offer and subject to the adjustment described below, Viacom will convert shares of Blockbuster class B common stock on a one-for-one basis into shares of Blockbuster class A common stock such that, following the conversion, 40% of Blockbuster’s “total common stock outstanding” will be Blockbuster class B common stock, and 60% of Blockbuster’s “total common stock outstanding” will be Blockbuster class A common stock. Immediately prior to the expiration of this exchange offer, Viacom will confirm (based upon information provided by Blockbuster about its capital structure) that it would, assuming this exchange offer is fully subscribed and shares of Blockbuster class B common stock are so converted, be distributing 80% or more of the aggregate voting power of Blockbuster. For purpose of this determination, the following quotient must be greater than 0.80:

tentative class B common stock votes plus tentative converted class A common stock outstanding pro forma class A common stock outstanding plus tentative class B common stock votes plus tentative converted class A common stock outstanding

If this quotient is less than or equal to 0.80, then the percentage of Blockbuster’s total common stock outstanding following the conversion (which would occur immediately prior to completion of this exchange offer) that will be Blockbuster class B common stock will be increased from 40%, in 1% increments, until this quotient is greater than 0.80. The number of shares of Blockbuster class B common stock that Viacom will convert into shares of Blockbuster class A common stock will be decreased accordingly.

One business day following the later of (1) the closing settlement date of this exchange offer and (2) unless Viacom elects not to do a spin-off, the closing settlement date of any subsequent spin-off, Viacom will determine whether Viacom has distributed control of Blockbuster. For purpose of this determination, the following quotient must be greater than 0.80:

tentative class B common stock votes plus tentative converted class A common stock outstanding modified pro forma class A common stock outstanding plus tentative class B common stock votes plus tentative converted class A common stock outstanding

If this quotient is greater than 0.80, then in accordance with the IPO agreement and Blockbuster’s amended certificate of incorporation, the number of votes per share of Blockbuster class B common stock will be decreased from 5.0, in 0.5 vote increments, until such quotient is greater than 0.80 but cannot be decreased any further by a 0.5 increment without such quotient going below 0.80. In no event will the number of votes per share of Blockbuster class B common stock be decreased below two votes per share.

For purposes of these calculations:

“Modified pro forma class A common stock outstanding” means, without duplication, (1) the number of shares of Blockbuster class A common stock (including any restricted shares) outstanding, plus (2) the number of shares of Blockbuster class A common stock to be issued to settle previously exercised employee stock options, plus (3) 14 million shares of restricted Blockbuster that may be issued pursuant to a restricted stock exchange offer, plus (4) the number of shares of restricted stock or stock units that may be settled in Blockbuster common or preferred stock which have been granted to Blockbuster’s chairman and chief executive officer, but only to the extent an election pursuant to Section 83(b) of the Internal Revenue Code has been made or there is a commitment by Blockbuster to accelerate the vesting of such restricted stock or stock units other than pursuant to the terms of the employment agreement under which they were granted.

“Pro forma class A common stock outstanding” means (1) the number of shares of Blockbuster class A common stock (including any restricted shares) outstanding, plus (2) the number of shares of Blockbuster class A common stock to be issued to settle previously exercised employee stock options, plus (3) the number of shares of Blockbuster class A common stock issuable pursuant to specified employee stock options, plus (4) 14 million shares of restricted stock that may be issued pursuant to a restricted stock exchange offer, plus (5) an amount of not more than 30,000 shares of Blockbuster class A common stock that may be issued to directors as directors’ fees plus (6) an amount of not more than 20,000 shares of Blockbuster class A common stock that may be issued under Blockbuster’s Chairman’s Award Plan, plus (7) the number of restricted stock or stock units that may be settled in Blockbuster common or preferred stock which have been granted to Blockbuster’s chairman and chief executive officer, but only to the extent an election pursuant to Section 83(b) of the Internal Revenue Code has been made or there is a commitment by Blockbuster to accelerate the vesting of such restricted stock or stock units other than pursuant to the terms of the employment agreement under which they were granted, plus (8) the number of shares of Blockbuster common or preferred stock issuable in settlement of all other existing obligations.

“Total common stock outstanding” means the sum (measured as of the date of Blockbuster’s capital structure notice preceding the commencement of this exchange offer, and not the completion of this exchange offer) of (1) the number of shares of Blockbuster class A common stock outstanding (including any restricted shares), (2) the number of shares of Blockbuster class A common stock to be issued to settle previously exercised employee stock options, (3) 144 million (the number of shares of Blockbuster class B common stock outstanding and owned by Viacom at the commencement of this exchange offer) and (4) the number of shares (if any) issued to Viacom or its affiliates pursuant to the provision of the IPO agreement described below under “—Options”.

“Tentative class B common stock votes” means 5 multiplied by 40% of the total common stock outstanding

“Tentative converted class A common stock outstanding” means 144 million less 40% of the total common stock outstanding

•	Alternative Blockbuster Equity Capitalization and Voting Power of Blockbuster Class B Common Stock Following this Exchange Offer. If, immediately prior to the expiration of this exchange offer, Viacom beneficially owns 80% or more of the economic value of Blockbuster, Viacom will amend the terms of this exchange offer to provide that it will convert shares of Blockbuster class B common stock on a one-for-one basis into shares of Blockbuster class A common stock such that, following the completion of the amended exchange offer, 20% of Blockbuster’s “total common stock outstanding” will be Blockbuster class B common stock, and 80% of Blockbuster’s “total common stock outstanding” will be Blockbuster class A common stock. Adjustments will be made to these percentages, and to the number of votes per share of Blockbuster class B common stock, that are similar to those described above, except that the number of votes per share of Blockbuster class B common stock will not be lower than three votes per share.

•	Related Covenants. In connection with these provisions, Viacom and Blockbuster have agreed to the following:

•	Viacom’s Disposition of Blockbuster Class B Common Stock and Commitment to Complete Spin-Off. Viacom has agreed not to sell, transfer or otherwise dispose of any shares of Blockbuster class B common stock or converted class A common stock other than pursuant to this exchange offer or a spin-off distribution to Viacom’s stockholders (which may or may not be preceded by an exchange offer). Viacom has agreed that if it completes an exchange offer, Viacom will distribute in a spin-off to its stockholders as soon as practicable all its remaining shares of Blockbuster class B common stock and converted class A common stock. However, if Viacom distributes more than 80% of the aggregate voting power of Blockbuster’s outstanding capital stock in this exchange offer or a subsequent spin-off, Viacom may elect not to distribute its remaining shares in a spin-off, so long as such election would not result in an increase in the number of votes per share of Blockbuster class B common stock as compared to the number of votes each share of Blockbuster class B common stock would have had if such shares had been included in a spin-off, in each case after giving effect to the adjustment described above.

•	Restrictions on Issuances of Blockbuster Stock. Blockbuster has agreed that it will not (1) authorize, grant or issue any shares of common or preferred stock or any restricted stock units that may be settled in Blockbuster common or preferred stock, except with respect to (a) the exercise of certain employee stock options, (b) up to 14 million shares of Blockbuster class A common stock pursuant to a restricted stock exchange offer, (c) up to 20,000 shares of Blockbuster class A common stock pursuant to Blockbuster’s Chairman’s Award Plan, (d) up to 30,000 shares of Blockbuster class A common stock that may be issued to directors as director’s fees, (e) restricted stock or stock units that could be settled in Blockbuster common or preferred stock awarded to Blockbuster’s chairman and chief executive officer, (f) shares issued to settle certain other stock obligations and (g) shares issued pursuant to the provisions of the IPO agreement described below under “—Options”, (2) accelerate the vesting of certain employee stock options and (3) grant stock options that will become exercisable before the termination of this covenant.

•	Blockbuster Optionholder Agreements. Blockbuster has agreed to use commercially reasonable efforts to have its executive officers (within the meaning of Section 16 of the Securities and Exchange Act of 1934) agree not to exercise employee stock options from four business days prior to the commencement of this exchange offer, until the termination of the covenants described in this section. The executive officers will not be restricted from exchanging their employee stock options for shares of restricted stock pursuant to a restricted stock exchange offer, such as the one described under “Blockbuster Stock Option Matters – Proposed Restricted Stock Program.”

•	Failure to Provide Information. If Blockbuster fails to provide the information required for any of the calculations described above, Viacom may refuse to proceed with this exchange offer.

•	Termination of Covenants. The covenants described in this section will terminate upon the earliest of (1) the date on which the number of votes per share of Blockbuster class B common stock are adjusted as described above, (2) the date on which Viacom elects not to proceed with an exchange offer or spin-off as a result of its obligations described above under “—Disposition of Control” having terminated, (3) the 12-month anniversary of the distribution date of the special dividend and (4) September 30, 2005.

Further Assurances. Viacom and Blockbuster have further agreed to transfer to the other any asset, liability, obligation or commitment that relates exclusively to the other’s business.

Expenses. Unless otherwise provided for in the IPO agreement or any other agreement, Blockbuster has generally agreed to pay all costs and expenses relating to any primary offerings of Blockbuster’s common stock while Viacom controls Blockbuster and Viacom has generally agreed to pay all costs and expenses of Blockbuster relating to the split-off.

Confidentiality. Viacom and Blockbuster have agreed to keep nonpublic information provided by one party to the other confidential for a specified period of time, and to restrict the use of each other’s third party information. In addition, Viacom has agreed to use specified categories of business information provided to it by Blockbuster only in connection with Viacom’s and Blockbuster’s prior relationship.

Access to Information. Generally, Viacom and Blockbuster have agreed to provide each other with, upon written request and subject to specified conditions, and for a specified period of time, access to information relating to the assets, business and operations of the requesting party. Viacom and Blockbuster have agreed to keep their books and records for a specified period of time. In addition, Viacom has agreed with Blockbuster to cooperate with one another to allow access to one another’s employees, to the extent necessary, to discuss and explain all requested information mentioned above and with respect to any claims brought against the other, or any regulatory proceedings, investigations, comments or review to which the other is subject, relating to the conduct of Blockbuster’s business while Viacom controls Blockbuster.

Covenants. Blockbuster and Viacom have agreed to the following:

•	Financial and Other Information. Until Blockbuster’s results are no longer consolidated with Viacom’s for accounting purposes, which is referred to in this Prospectus-Offer to Exchange as the “deconsolidation date,” Blockbuster has agreed: (i) to maintain internal controls; (ii) to maintain the same fiscal year-end as Viacom; (iii) to deliver certain financial information to Viacom; (iv) to deliver to Viacom drafts of quarterly and annual financial statements, certifications, releases and SEC filings; (v) not to file quarterly and annual reports with the SEC without Viacom’s reasonable consent; (vi) to deliver to Viacom other SEC reports and filings and not file such reports or filings without Viacom’s reasonable consent; (vii) to deliver to Viacom copies of budgets and financial projections; (viii) to deliver to Viacom copies of all press releases; (ix) to discuss changes of its independent public accountants with its and Viacom’s audit committee; (x) to make its auditors available to Viacom and Viacom’s auditors; (xi) not to make changes in its accounting estimates or principles without consulting with Viacom and without Viacom’s reasonable consent; and (xii) to make changes to accounting principles requested by Viacom. Viacom and Blockbuster have also generally agreed to cooperate with each other, and cause their accountants to cooperate, in making all reports, submissions and other public filings and to involve the other party in any SEC comment, review or investigation prior to the split-off. Certain of the foregoing covenants extend beyond the deconsolidation date for transition purposes, such as to facilitate future SEC filings by Viacom and Blockbuster and the preparation or amendment of financial statements relating to periods prior to the deconsolidation date. Viacom has agreed to consult with Blockbuster regarding changes in its accounting estimates and principles that would have an impact on Blockbuster. For the period following the split-off, Viacom and Blockbuster have also agreed to give each other notice and consult with each other and each other’s accountants if determinations of or changes to accounting estimates or principles which relate to the period prior to the split-off are made.

•

No Violations. The IPO agreement also provides that until Viacom owns less than 50% of the equity value of the outstanding Blockbuster common stock, Blockbuster may not take any action or enter into any commitment or agreement that may reasonably be anticipated to result, with or without notice and with or without lapse of time, or otherwise, in a contravention, or an event of default, by Viacom of: (i) any provision of applicable law or regulation, including but not limited to provisions pertaining to the Internal Revenue Code of 1986, as amended, which is referred to in this Prospectus-Offer to Exchange as the “Internal Revenue Code,” or the Employee Retirement Income Security Act of 1974, as amended; (ii) any provision of Viacom’s amended and restated certificate of incorporation or bylaws, which is referred to in this Prospectus-Offer to Exchange as “Viacom’s certificate of incorporation” and “Viacom’s bylaws,” respectively; (iii) any credit agreement or other material instrument binding upon

Viacom; or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over Viacom or any of its assets.

•	Litigation Matters. Viacom and Blockbuster have agreed to cooperate with each other and provide each other access to employees of the other in connection with litigations, proceedings or investigations.

•	Real Estate Matters. Blockbuster has agreed to use reasonable efforts consistent with past practice to terminate, cancel, replace or substitute Viacom and its affiliates’ guarantees of certain of Blockbuster’s leases. Blockbuster has also agreed to limit its ability to renew certain guaranteed leases early, to amend or modify guaranteed leases in a manner that increases Viacom’s liability over a limited basket and to endeavor to obtain similar commitments from assignees of guaranteed leases. Blockbuster has further agreed to provide to Viacom, at Viacom’s expense, the Viacom letter of credit in an amount not to exceed $150 million or, if lower, 75% of the fully-loaded lease obligations under all guaranteed leases, drawable in the event that Viacom or its affiliates are required to make payments in respect of any guaranteed leases, or if Blockbuster fails to provide a replacement letter of credit within 15 business days prior to expiration of the then current Viacom letter of credit.

•	Non-D&O Insurance Matters. Viacom and Blockbuster have agreed that insurance coverage provided by one to the other will cease after the split-off occurs. Ceasing coverage will not affect Viacom and Blockbuster’s rights to insurance coverage under each other’s policies for occurrences occurring prior to the split-off (for occurrence based policies) and claims arising under the applicable claims period (for claims based policies).

•	Common Agreements. Viacom has agreed to reasonably cooperate with Blockbuster in order to provide Blockbuster with the ability to enforce the rights and benefits Blockbuster would have had under vendor agreements to which Viacom is a party and under which Blockbuster currently receives goods or services, had Blockbuster been an actual party until the expiration of those agreements. Viacom and Blockbuster have agreed to indemnify each other for losses incurred as a result of certain third party claims arising under or with respect to those agreements.

•	Intercompany Accounts. Viacom and Blockbuster have agreed to continue settling certain intercompany charges which are currently settled through an existing intercompany settlement process in the same manner.

•	Employee Benefits Matters. Viacom has agreed to retain the accrued liability for benefits for current and former employees of Blockbuster under Viacom’s qualified defined benefit pension plan. Blockbuster participants will be eligible to receive accrued benefits under the pension plan in accordance with its terms upon their separation from service with Blockbuster. Blockbuster will indemnify Viacom for taking certain actions that increase Viacom’s liability under the pension plan. The amount of the indemnity will be determined by the amount of the actuarial loss experienced by Viacom as a result of such Blockbuster action. After the first $1 million of such actuarial losses, Blockbuster will indemnify Viacom for the next $4 million of such losses. Blockbuster has agreed to assume liabilities attributable to current and former employees of Blockbuster in Viacom’s nonqualified defined benefit pension plan, with the amount of such assumed liability to be capped at $800,000. In addition, following the split-off, Viacom will cease to provide Blockbuster with any insurance coverage for the provision of benefits under certain insured employee benefit plans and programs and Blockbuster has agreed to assume liabilities for two former Blockbuster employees who, as of the date of the split-off, are receiving payments under a self-funded long-term disability program. Blockbuster has also agreed to assume liabilities under employment agreements that, prior to the split-off, were between Blockbuster Entertainment Group, a business unit of Viacom, and certain employees. The IPO agreement also contains provisions with respect to cessation of coverage under Viacom’s emergency evacuation service and the removal of Viacom and Blockbuster from certain of the other party’s international pension and health programs.

Wherehouse Lease Guarantees. In October 1998, about 380 BLOCKBUSTER MUSIC™ stores were sold to Wherehouse. Some of the leases transferred in connection with this sale had previously been guaranteed either by

Viacom or its affiliates. Under the IPO agreement, Blockbuster agreed to perform all duties, obligations and liabilities of Viacom International Inc. under the agreements governing the sales of the music stores to Wherehouse, including to indemnify Viacom with respect to any amount paid under these guarantees. On January 21, 2003, Wherehouse filed a petition for protection under Chapter 11 of U.S. bankruptcy law. Based on information regarding lease and guaranty expirations originally available in connection with the Wherehouse bankruptcy, Blockbuster estimated that it was contingently liable for approximately $36.0 million. Of this amount, Blockbuster initially recorded a reserve of $18.7 million, which represented its estimate of the undiscounted lease guarantee obligation associated with stores that Wherehouse had indicated at that time that it would vacate. During 2003 and the first quarter of 2004, Blockbuster paid approximately $8.2 million associated with the lease guarantee obligation. In addition, during the fourth quarter of 2003, based upon an estimated remaining contingent liability of $12.6 million, Blockbuster reduced its reserve by $2.6 million, resulting in a remaining reserve balance of $7.9 million at March 31, 2004.

Options. Blockbuster granted to Viacom International Inc. a continuing option, assignable to Viacom and any of its subsidiaries, to purchase, under specified circumstances, additional shares of Blockbuster’s class B common stock or any shares of Blockbuster’s nonvoting capital stock. These options may be exercised immediately prior to the issuance of any of Blockbuster’s equity securities: (i) with respect to shares of Blockbuster’s class B common stock, only to the extent necessary to maintain Viacom International Inc.’s then-existing percentage of equity value and combined voting power of Blockbuster’s two outstanding classes of common stock; and (ii) with respect to shares of nonvoting capital stock, to the extent necessary to own 80% of each outstanding class of such stock. The purchase price of the shares of Blockbuster’s class B common stock purchased upon any exercise of the options, subject to specified exceptions, is based on the market price of Blockbuster’s class A common stock. The purchase price of nonvoting capital stock is the price at which such stock may be purchased by third parties. This option terminates when Viacom or its affiliates own less than 45% of the equity of Blockbuster.

Indemnification Procedures. The IPO agreement sets forth the procedures that Viacom and Blockbuster are required to undertake if either Viacom or Blockbuster demands to be indemnified by the other under any indemnification right given in any of the agreements between Viacom and Blockbuster, other than the amended and restated tax matters agreement and director and officer indemnification and guarantee discussed below.

Release and Indemnification Agreement

Viacom entered into an amended and restated release and indemnification agreement with Blockbuster, which is referred to in this Prospectus-Offer to Exchange as the “indemnification agreement,” under which Viacom and Blockbuster have agreed to indemnify each other and to release each other with respect to the matters described below.

Indemnification Relating to Blockbuster’s and Viacom’s Assets, Businesses and Operations. Blockbuster agreed to indemnify Viacom and hold Viacom and certain of its affiliates and their respective officers, directors, employees, agents, heirs, executors, successors and assigns harmless against any payments, losses, liabilities, damages, claims and expenses and costs arising out of or relating to:

•	Blockbuster’s past, present and future assets, businesses and operations and other assets, businesses and operations managed by Blockbuster or persons previously associated with Blockbuster, except for assets, businesses and operations of Paramount Parks Inc., Spelling Entertainment Group Inc. and its subsidiaries, including Republic Entertainment Inc. and Worldvision Inc., Showtime Networks Inc., Virgin Interactive Entertainment Limited and Virgin Interactive Entertainment Inc.; and

•	payments, expenses and costs that Viacom paid to a third party associated with the transfer of Blockbuster’s assets, businesses and operations from certain of Viacom’s entities to Blockbuster and its subsidiaries.

Viacom similarly agreed to indemnify Blockbuster and certain of its affiliates, and their respective officers, directors, employees, agents, heirs, executors, successors and assigns, for Viacom’s past, present and future assets, businesses and operations, except for assets, businesses and operations for which Blockbuster has agreed to indemnify Viacom. In addition, the IPO agreement discussed above and the transition services agreement, the registration rights agreement and the amended and restated tax matters agreement discussed below provide for indemnification by Viacom and Blockbuster of the other party relating to the substance of such agreements.

Indemnification Relating to Blockbuster’s Initial Public Offering and Other Offerings. Blockbuster generally agreed to indemnify Viacom and certain of its affiliates against all liabilities arising out of any material untrue statements and omissions in any prospectus and any related registration statement filed with the SEC relating to Blockbuster’s initial public offering or any other primary offering of Blockbuster’s securities while Viacom controls Blockbuster. However, Blockbuster’s indemnification of Viacom does not apply to information relating to Viacom, excluding information relating to Blockbuster. Viacom agreed to indemnify Blockbuster for such information.

Indemnification Relating to the Split-Off. Blockbuster and Viacom have agreed to indemnify each other and each other’s affiliates against all liabilities arising out of any material untrue statements and omissions in specified sections of any prospectus, information memorandum or registration statement filed with the SEC relating to the split-off. Neither Blockbuster’s nor Viacom’s indemnification obligations apply to information furnished in writing by one party to the other for inclusion in any split-off prospectus, information memorandum or registration statement, and each of Blockbuster and Viacom have agreed to indemnify the other for any such furnished information. Viacom’s indemnification obligation also does not apply to any information previously submitted to Viacom by Blockbuster in any representation or bring down letter, and Blockbuster has agreed to indemnify Viacom for information subject to such a representation letter.

Release Relating to Actions Related to Viacom’s and Blockbuster’s Assets, Businesses and Operations. Subject to certain exceptions, Blockbuster has released Viacom and certain of its subsidiaries and affiliates and their respective officers, directors, employees, agents, heirs, executors, successors and assigns for all losses for any and all actions and failures to take action prior to August 16, 1999 (the date of Blockbuster’s initial public offering) relating to Viacom’s and Blockbuster’s assets, businesses and operations. Viacom has similarly released Blockbuster.

Further Agreements. Viacom and Blockbuster have agreed to do all things reasonably necessary to maintain and conduct each party’s business and operations and to comply with each party’s existing agreements.

Transition Services Agreement

Blockbuster and Viacom have entered into an amended and restated transition services agreement, which is referred to in this Prospectus-Offer to Exchange as the “transition services agreement” and which will become effective on the earlier of the first day after the consummation of this exchange offer and the disposition by Viacom of shares representing 80% of the total voting power of Blockbuster. References to the transition services agreement in this Prospectus-Offer to Exchange assume the effectiveness of this amended and restated agreement. Pursuant to the transition services agreement, Viacom will provide Blockbuster with agreed-upon audit and control, intellectual property, legal and tax services and employee benefit plan and insurance administration. These services may be changed upon agreement between Blockbuster and Viacom. Blockbuster will pay Viacom a fee for these services of $150,000 per month, and will reimburse Viacom for its out-of-pocket costs and expenses. Viacom will cease to provide services under the transition services agreement 90 days after the completion of this exchange offer. Blockbuster cannot assure you that it will be able to provide these services internally or find a third party provider of such services on acceptable terms, if at all, after Viacom no longer provides them.

Registration Rights Agreement

Viacom has entered into an amended and restated registration rights agreement with Blockbuster which requires Blockbuster, upon Viacom’s request, to use its reasonable best efforts to register under the applicable federal and state securities laws any of the shares of Blockbuster equity securities held by Viacom for disposition in accordance with the intended method of disposition, and to take such other actions as may be necessary to permit the sale in other jurisdictions, subject to specified limitations. Viacom and its affiliates also have the right to include shares of Blockbuster equity securities beneficially owned in other registrations of these equity securities that Blockbuster initiates. Except for Blockbuster’s legal and accounting fees and expenses, the registration rights agreement provides that Viacom generally pay all or its pro rata portion of out-of-pocket costs and expenses relating to each such registration that Viacom requests or in which Viacom participates.

In addition, the registration rights agreement requires Blockbuster to file, within ten days of the filing of the registration statement of which this Prospectus-Offer to Exchange is a part, both a registration statement on Form S-3 to facilitate the public resale of Blockbuster class A common stock that Viacom purchased in the open market in order to maintain U.S. federal income tax consolidation with Blockbuster and a registration statement on Form S-3 to facilitate the public resale of any Blockbuster class A and class B common stock received by NAIRI, Mr. Sumner M. Redstone or any of their respective affiliates in any spin-off. Blockbuster is required to use its reasonable best efforts to cause these registration statements, respectively, to be declared effective by the SEC at or prior to the time this registration statement is declared effective, and at or prior to the time of the distribution date of such spin-off. See the section entitled “Spin-Off and Dispositions of Blockbuster Common Stock” on page 68. Viacom will pay all or its pro rata portion of out-of-pocket costs and expenses, including Blockbuster’s legal and accounting fees and expenses, relating to these two registrations.

Subject to specified limitations, the registration rights will be assignable by Viacom and its assigns. The registration rights agreement contains indemnification and contribution provisions that are customary in transactions similar to those contemplated by this registration rights agreement.

Tax Matters Agreement

After the completion of Blockbuster’s initial public offering, Blockbuster and certain of its subsidiaries continued to be included in Viacom’s consolidated group for U.S. federal income tax purposes and its combined, consolidated or unitary group for various state and local income tax purposes. At the time of the initial public offering, Viacom entered into a tax matters agreement with Blockbuster pursuant to which, for the taxable years and portions thereof prior to August 16, 1999, Viacom agreed to pay all taxes for the consolidated group, including any liability resulting from adjustments to tax returns relating to such taxable years or portions thereof. Blockbuster and its subsidiaries continue to be liable for all taxes that are imposed on a separate return basis or on a combined, consolidated or unitary basis on a group of companies that includes only Blockbuster and its subsidiaries. Blockbuster and Viacom entered into an amended and restated tax matters agreement, which is referred to in this Prospectus-Offer to Exchange as the “tax matters agreement” and which becomes fully effective on the first day following the consummation of this exchange offer. References to the tax matters agreement in this Prospectus-Offer to Exchange assume full effectiveness of this amended and restated agreement.

The tax matters agreement requires Blockbuster to make payments to Viacom equal to the amount of income taxes which would be paid by Blockbuster, subject to certain adjustments, if Blockbuster had filed a stand-alone return for any taxable year or portion thereof beginning after August 16, 1999 in which it is included in the consolidated group. This would include any amounts determined to be due as a result of a redetermination of the tax liability of Blockbuster arising from an audit or otherwise. With respect to some tax items attributable to Blockbuster for periods following August 16, 1999, such as foreign tax credits, alternative minimum tax credits, net operating losses and net capital losses, Blockbuster has a right of reimbursement or offset, which is determined based on the extent to which, and the time at which, such credits or losses could have been used by

Blockbuster if it had not been included in the consolidated group. This right to reimbursement or offset continues regardless of whether Blockbuster is a member of the consolidated group at the time the attributes could have been used. Blockbuster is only entitled to reimbursement for carryback items that it could use on a stand-alone basis to the extent that such items result in an actual tax savings for the consolidated group. Pursuant to the tax matters agreement, Blockbuster has agreed to pay Viacom an amount equal to any tax benefit Blockbuster receives from the exercise of options to acquire Viacom common stock by Blockbuster’s employees plus one-half of the amount of any tax benefit that Blockbuster would have received but for certain tax limitations. Blockbuster will also be responsible for the payment of income taxes with respect to income tax returns that include only Blockbuster, which returns, as described below, Viacom will file during periods that Blockbuster is a member of the Viacom consolidated group for federal income tax purposes.

Viacom is the sole and exclusive agent for Blockbuster in any and all matters relating to income taxes of the Viacom consolidated group. Viacom has sole and exclusive responsibility for the preparation and filing of all income tax returns or amended returns with respect to the Viacom consolidated group, and has the sole right to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the consolidated group, except that Viacom is not entitled to compromise any such matter in a manner that would affect Blockbuster’s liability under the tax matters agreement without Blockbuster’s consent, which may not be unreasonably withheld. Pursuant to the tax matters agreement, Blockbuster has similar authority with respect to income tax returns that Blockbuster files on a separate basis. The tax matters agreement may result in conflicts of interest between Viacom and Blockbuster.

Each member of the consolidated group for U.S. federal income tax purposes will be liable for the U.S. federal income tax liability of each other member of the consolidated group. Similar principles will apply with respect to members of a combined group for state and local tax purposes. Accordingly, although the tax matters agreement allocates tax liabilities between Viacom and Blockbuster during the period in which Blockbuster is included in the consolidated group, Blockbuster could be liable for the U.S. federal income tax liability of any other member of the consolidated group in the event any such liability is incurred, and not discharged, by such other member. The tax matters agreement provides, however, that Viacom will indemnify Blockbuster to the extent that, as a result of being a member of the consolidated group, Blockbuster will become liable for the U.S. federal income tax liability of any other member of the consolidated group, other than Blockbuster’s subsidiaries.

In the tax matters agreement, Blockbuster agrees that, during the two-year period following the completion of this exchange offer or, if applicable, the spin-off, Blockbuster and its subsidiaries will not enter into certain types of transactions, including sales of significant amounts of assets, certain mergers, liquidations, significant stock issuances, and certain stock redemptions, without Viacom’s consent unless Blockbuster receives a private letter ruling from the Internal Revenue Service or an opinion of counsel chosen by Viacom to the effect that such transaction will not adversely affect the tax-free status of this exchange offer and, if applicable, the spin-off. Blockbuster is generally responsible for, among other things, any taxes imposed on Viacom or its subsidiaries as a result of this exchange offer and, if applicable, the spin-off failing to qualify as a tax-free transaction on account of any breach of representations made with respect to Blockbuster or caused by any action or failure to act by Blockbuster or its subsidiaries or any significant transaction involving Blockbuster’s, or Blockbuster’s subsidiaries’, assets, stock or business following this exchange offer and, if applicable, the spin-off, regardless of whether such transaction is within Blockbuster’s control.

Judgment Sharing Agreement

In connection with certain revenue sharing antitrust cases in which they are among the defendants, Blockbuster, Viacom, Paramount Pictures Corporation and Mr. Sumner M. Redstone have agreed to allocate any judgment against any of them in those cases with Blockbuster allocated 33.33% on the one hand, and Viacom, Paramount Pictures and Mr. Redstone allocated 66.67% on the other hand, and not to settle these cases without the reasonable consent of the other.

Director and Officer Insurance Agreement

Viacom and Blockbuster have entered into an agreement pursuant to which they have allocated between themselves certain rights and responsibilities under the directors’ and officers’ liability insurance program described below in the section entitled “—Relationships Between Viacom and Blockbuster—Other Arrangements with Viacom and its Affiliates—Director and Officer Liability Insurance Program.”

Director and Officer Indemnification and Guarantee

Blockbuster has agreed, to the fullest extent permitted by applicable law, promptly to indemnify each person who is or was a member of Blockbuster’s board of directors as of May 20, 2004, including the directors and executive officers of Viacom who serve as Blockbuster board members, each person who is or was an officer of Blockbuster as of May 20, 2004, and any person who becomes a member of Blockbuster’s board of directors or who becomes an officer at any time prior to the date Viacom distributes control of Blockbuster or otherwise disposes of, in one or more transactions, at least 80% of the aggregate number of shares of Blockbuster class A and class B common stock that it owns immediately prior to the first such disposition (each of the foregoing are referred to in this Prospectus-Offer to Exchange as an “indemnified party”) and in each case, who was, is or may be a party to any action based in whole or in part on the fact that such person is or was a member of Blockbuster’s board of directors or the Blockbuster special committee or is or was an officer of Blockbuster, as applicable, including certain out-of-pocket expenses reasonably incurred by such Blockbuster officers and directors in enforcing these indemnification rights. Blockbuster has also agreed, to the fullest extent permitted by applicable law, promptly to advance any and all expenses incurred by any indemnified party in connection with any such action provided that such indemnified party undertakes to repay any advance if it is ultimately determined in a final disposition that such indemnified party was not entitled to be indemnified by Blockbuster.

Blockbuster has agreed not to amend the indemnification provisions contained in Blockbuster’s certificate of incorporation and bylaws in a manner adverse to the rights to indemnification currently enjoyed by the members of Blockbuster’s board of directors or the officers of Blockbuster or inconsistent with the foregoing provisions, except to the extent required by applicable law.

Viacom has agreed to guarantee the indemnification obligations above of Blockbuster to each of the indemnified parties but only with respect to acts and omissions of Blockbuster and the indemnified parties, in their capacity as members of Blockbuster’s board of directors or the Blockbuster special committee or as Blockbuster officers, as applicable, committed at the time of or before the date Viacom distributes control of Blockbuster or otherwise disposes of, in one or more transactions, at least 80% of the aggregate number of shares of Blockbuster class A and class B common stock that it owns immediately prior to the first such disposition. Any guarantee provided by Viacom to any such indemnified party will be available only to the extent Blockbuster does not promptly perform its indemnification obligations described above, payment pursuant to any directors’ and officers’ liability insurance policy is not promptly made available in due course in accordance with its terms after so requested by or on behalf of such indemnified party and Viacom has received an undertaking by such indemnified party as delivered to Blockbuster, to repay any advances. Viacom’s guarantee will not be available to the extent that any claim against Blockbuster or an applicable insurer has been intentionally waived or reduced by such indemnified party or become uncollectible because of the bad faith of such indemnified party or such indemnified party has failed to pursue such a claim. In the event that Viacom makes a guaranty payment to any indemnified party, Viacom will be subrogated to the extent of that payment to all of such indemnified party’s rights of recovery thereof. Each indemnified party agrees to reimburse Viacom for any guarantee payments made to the extent he or she subsequently receives indemnification payments from Blockbuster or insurance proceeds from any applicable insurance policy.

Other Arrangements with Viacom and its Affiliates

Paramount Pictures. Blockbuster purchases certain movies for rental and sale directly from Paramount Pictures Corporation, a Viacom subsidiary. Blockbuster’s total purchases from Paramount Pictures were

$103.8 million and $23.5 million for the year ended December 31, 2003 and the first quarter ended March 31, 2004, respectively. In addition, Paramount Pictures allows Blockbuster to direct a portion of Paramount Picture’s home video advertising expenditures. Blockbuster received $2.2 million from Paramount Pictures in 2003 and $0.1 million in the first quarter of 2004 related to this arrangement.

Advertising with Viacom Affiliates. Blockbuster uses a third-party agency to allocate its media placement and spending, based on specifications determined by Blockbuster in accordance with independent market studies. The third-party agency conducts a competitive negotiation process with media outlets, including Viacom affiliates, which are generally offered an opportunity of first refusal. During the year ended December 31, 2003, about $17.6 million of Blockbuster’s aggregate advertising expenditures were spent with Viacom affiliates, which represented 10% of Blockbuster’s total advertising expenses during 2003. For the three month period ended March 31, 2004, $0.2 million or approximately 1% of Blockbuster’s advertising expenditures were spent with Viacom affiliates.

Showtime Networks. Blockbuster also has an agreement with Showtime Networks, Inc., a subsidiary of Viacom, which is referred to in this Prospectus-Offer to Exchange as “Showtime,” whereby Blockbuster agreed to license from Showtime the non-exclusive domestic home video rights to up to 98 Showtime original motion pictures and other programs over the period from June 10, 2003 through December 31, 2006. Blockbuster’s total purchases from Showtime were $2.3 million and $0.8 million for the year ended December 31, 2003 and the quarter ended March 31, 2004, respectively. In addition, during 2003, Blockbuster received $385,000 under a distribution agreement with Showtime, pursuant to which Blockbuster had the exclusive home video rights for a specified period of time in certain Showtime original motion pictures. DEJ Productions Inc., a subsidiary of Blockbuster, licenses to Showtime under separate agreements certain motion pictures for exhibition on Showtime’s pay television services and recognized $250,000 in revenues related to these agreements, during the year ended December 31, 2003.

Director and Officer Liability Insurance Program. Viacom has obtained, with Blockbuster’s participation, a directors’ and officers’ liability insurance program with respect to certain Blockbuster related liabilities for the benefit of Viacom, Blockbuster and their respective directors and officers on terms of coverage comparable in material respects to such insurance provided under Viacom’s existing directors’ and officers’ liability insurance program, except that claims relating to acts occurring on or prior to either Viacom’s disposition of shares that, in the aggregate, represent a distribution of control of Blockbuster or Viacom’s disposition, in one or more transactions, of at least 80% of its aggregate number of shares of Blockbuster may be reported for up to six years from the date of such disposition.

Insurance Premiums. Viacom paid insurance premiums on behalf of Blockbuster for a limited number of Blockbuster’s property, life and directors’ and officers’ insurance policies. Blockbuster’s reimbursements to Viacom for insurance expenses related to property and life insurance policies were $2.6 million and $4.2 million for the years ended December 31, 2001 and 2002, respectively. Blockbuster reimbursed Viacom for insurance expenses related to property, life and directors’ and officers’ expenses of $5.4 million and $1.4 million for the year ended December 31, 2003 and the first quarter ended March 31, 2004, respectively. Subsequent to the split-off Blockbuster expects to obtain its own insurance policies and expects to be fully responsible for the payment of the related premiums.

Interest Rate Swaps. In March 2001, Viacom entered into two interest rate swaps with Blockbuster so that Blockbuster could obtain a fixed interest rate with respect to $400 million of its outstanding floating rate debt under its credit facility. The swaps fixed $200 million of Blockbuster’s outstanding debt at an interest rate of 5.01% for two years and the other $200 million at an interest rate of 5.12% for two and one-half years. The first and second interest rate swaps matured in the first and third quarters of 2003, respectively. Blockbuster’s effective interest rates also include a LIBOR spread payable under its credit facility. Including the effect of the LIBOR spread, the effective interest rates of the swaps were approximately 6.26% and 6.37%, respectively, during 2003. There are currently no such arrangements of this type between Blockbuster and Viacom and none are expected to be entered into following the split-off.

Midway Games. As of June 16, 2004, Mr. Sumner M. Redstone and National Amusements beneficially owned an aggregate of approximately 74.75% of the common stock of Midway Games Inc., which is referred to in this Prospectus-Offer to Exchange as “Midway.” Blockbuster purchased approximately $4.7 million and $1.1 million of home video games from Midway during the year ended December 31, 2003 and the first quarter ended March 31, 2004, respectively. Blockbuster believes that the terms of these purchases were no less favorable to Blockbuster than would have been obtainable from parties in which there was no such ownership interest.

Other. Viacom and its affiliates are party to various other agreements with Blockbuster, which Viacom and Blockbuster believe are not material to it or Blockbuster. Viacom and Blockbuster believe that the terms of these agreements approximate those that would be available from third parties.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences relating to this exchange offer and if applicable, the spin-off. The summary is based on the Internal Revenue Code, the Treasury regulations promulgated thereunder, and interpretations of the Internal Revenue Code and Treasury regulations by the courts and the Internal Revenue Service, all as they exist as of the date of this Prospectus-Offer to Exchange. This summary does not discuss all tax considerations that may be relevant to Viacom stockholders in light of their particular circumstances, including the subsequent resale by any Viacom stockholders of shares of Blockbuster common stock received in this exchange offer or any subsequent spin-off, nor does it address the consequences to Viacom stockholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, persons who acquire such shares of Viacom common stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, and dealers in securities. In addition, this summary does not address the U.S. federal income tax consequences to Viacom stockholders who do not hold their Viacom common stock as a capital asset. This summary does not address any state, local or foreign tax consequences. Viacom stockholders are urged to consult their tax advisors as to the particular tax consequences to them of this exchange offer and any subsequent spin-off.

Federal Income Tax Consequences

Viacom will receive a tax opinion from Cravath, Swaine & Moore LLP to the effect that, for U.S. federal income tax purposes, this exchange offer and any subsequent spin-off will qualify under Section 355 of the Internal Revenue Code as a distribution that is tax-free to Viacom and its stockholders except with respect to any cash received in lieu of fractional shares of Blockbuster class A or class B common stock. Viacom will not be able to rely on this opinion if any factual representations made to counsel are incorrect or untrue or any covenants or undertakings are not complied with. Neither Viacom nor Blockbuster is aware of any facts or circumstances that would cause any such representations to be incorrect or untrue or to prevent compliance with any such covenant or undertaking.

Nevertheless, if Viacom completes this exchange offer and any subsequent spin-off and, notwithstanding the tax opinion, this exchange offer and any subsequent spin-off are held to be taxable for U.S. federal income tax purposes, both Viacom and its stockholders that receive Blockbuster common stock could be subject to a material amount of taxes as a result of this exchange offer and any subsequent spin-off. Blockbuster will be liable to Viacom for any such corporate level taxes incurred by Viacom to the extent such taxes are attributable to specified actions or failures to act by Blockbuster, or to specified transactions involving Blockbuster following this exchange offer and any subsequent spin-off.

The tax opinion will state that for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, and no amount will be included in the income of, Viacom stockholders upon their receipt of shares of Blockbuster common stock in this exchange offer and, if applicable, the spin-off except with respect to any cash received in lieu of a fractional share of Blockbuster class A or class B common stock;

•	the aggregate basis of Blockbuster common stock and Viacom common stock in the hands of the Viacom stockholders, immediately following this exchange offer and, if applicable, the spin-off, will be the same as the basis of Viacom common stock held by Viacom stockholders immediately before this exchange offer (reduced by the portion of such basis allocated to fractional shares), allocated in proportion to the relative fair market values of each at the time of this exchange offer; and

•	the holding period of the shares of Blockbuster common stock received by Viacom stockholders in this exchange offer and, if applicable, the spin-off will include the holding period of the shares of Viacom common stock with respect to which the shares of Blockbuster common stock were received.

The tax opinion does not specifically address tax basis issues with respect to holders of shares of Viacom common stock who have blocks of such common stock with different per share tax bases. Such holders are urged to consult their tax advisors regarding the possible tax basis consequences to them of this exchange offer and any subsequent spin-off.

Applicable U.S. Treasury regulations require each of the Viacom stockholders that receives shares of Blockbuster common stock in this exchange offer and, if applicable, the spin-off to attach to the stockholder’s U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Internal Revenue Code to this exchange offer and, if applicable, the spin-off. Within a reasonable time after this exchange offer and, if applicable, the spin-off, Viacom will provide its stockholders who participate in this exchange offer and its stockholders who receive shares of Blockbuster class A or class B common stock in any subsequent spin-off with the information necessary to comply with such requirement, and will provide information regarding the allocation of tax basis described above.

Viacom stockholders are urged to consult their tax advisors as to the particular tax consequences of this exchange offer and any subsequent spin-off, including the application of state, local and foreign tax laws and any changes in such laws, including U.S. federal income tax laws, that occur after the date of this Prospectus-Offer to Exchange.

Tax Consequences to Viacom and Blockbuster

Based upon the tax opinion from Cravath, Swaine & Moore LLP, as a result of this exchange offer and, if applicable, the spin-off, no material amount of gain and loss will be recognized by either Viacom or Blockbuster for U.S. federal income tax purposes.

INTERESTS OF CERTAIN PERSONS

You should be aware that, as described below, members of the respective managements and boards of directors of Viacom and Blockbuster may have interests in this exchange offer that are different from, or in addition to, your interests, and that may create potential conflicts of interest. Two members of Viacom’s board of directors (one of whom is also a Viacom executive officer) and two additional Viacom executive officers, also serve as members of Blockbuster’s eight member board of directors that approved certain of the transactions contemplated in connection with this exchange offer based upon the recommendation of the Blockbuster special committee. Viacom’s board of directors, Blockbuster’s board of directors and the Blockbuster special committee were aware of these interests and considered them, among other matters, in approving this exchange offer and the transactions contemplated in connection with this exchange offer.

Blockbuster

Indemnification Arrangements. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Director and Officer Indemnification and Guarantee” on page 102 for a description of Blockbuster’s indemnification obligations with respect to its directors and officers and Viacom’s agreement to guarantee these obligations.

Insurance Arrangements. See the sections entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Director and Officer Insurance Agreement” and “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Other Arrangements with Viacom and its Affiliates—Director and Officer Liability Insurance Program” on pages 102 and 103, respectively, for a description of Viacom’s and Blockbuster’s arrangements with respect to director and officer liability insurance.

Employment Arrangements. Mr. John F. Antioco has entered into a new employment agreement with Blockbuster that will generally become effective when Viacom ceases to own 50% of the voting power of Blockbuster. This new employment agreement is referred to in this Prospectus-Offer to Exchange as the “employment agreement.” The employment agreement provides that Mr. Antioco will be employed as Chairman and Chief Executive Officer of Blockbuster and as a member of Blockbuster’s board of directors for five years after the effective date of the employment agreement, at an annual salary of $1,250,000. The term of the employment agreement provides for automatic one-year renewals unless terminated by either party. The employment agreement also provides for deferred compensation payable at the annual rate of $1,000,000, which amount will be increased by $150,000 on each January 1st, beginning on January 1, 2005. The deferred compensation will be payable the year after Mr. Antioco ceases to be an executive officer of Blockbuster. Mr. Antioco is eligible to receive an annual bonus pursuant to the Blockbuster Senior Executive Short-Term Incentive Plan and his target bonus is set at 150% of his base salary and deferred compensation. Mr. Antioco’s bonus is payable upon satisfaction of performance objectives determined each year in accordance with the Blockbuster Senior Executive Short-Term Incentive Plan.

In accordance with the employment agreement, upon the distribution of “control” (as defined in Section 368(c) of the Internal Revenue Code of 1986, as amended) of Blockbuster to holders of Viacom common stock, Mr. Antioco will receive (i) options to purchase shares of Blockbuster class A common stock with an exercise price equal to the fair market value on the date of grant, vesting ratably on the first, second and third anniversaries of the distribution of “control” of Blockbuster; and (ii) restricted share units that vest 50% on the second anniversary of the distribution of “control” of Blockbuster and 50% on the third anniversary of the distribution of “control” of Blockbuster and are valued and payable in cash or stock after the termination of Mr. Antioco’s employment with Blockbuster. Each restricted share unit will be equal in value to the average of the price of one share of Blockbuster class A common stock and one share of Blockbuster class B common stock. The Blockbuster Senior Executive Compensation Committee will determine the number of stock options and the number of restricted share units to be awarded based upon the average closing price of Blockbuster’s class A and class B common stock during the five trading days after the distribution of “control” of Blockbuster. For example, in the event that Blockbuster’s stock price (determined in accordance with the preceding sentence) were to be $10.50 per share, Mr. Antioco would receive 4.2 million stock options and 1.0 million restricted share units. The number of stock options awarded will be in a range of between 4.2 million and 5.0 million and the number of restricted share units awarded will be in a range of between 1.0 million and 2.57 million. One-third of the options will be awarded on the fifth trading day after the distribution of “control” of Blockbuster, another one third will be awarded on the 30th day after the distribution of “control” of Blockbuster and the final one third will be awarded on the 60th day after the distribution of “control” of Blockbuster.

In the event of the termination of Mr. Antioco’s employment “without cause” (as defined in the employment agreement) or his voluntary termination for “good reason” (as defined in the employment agreement) during the employment term, Mr. Antioco will be entitled to receive (i) a lump sum payment equal to (x) the sum of his salary, deferred compensation (at the level in effect on the date of termination) and target bonus, multiplied by (y) two or, if greater, the number of full and partial years remaining in the employment term, and (ii) continued benefits for the greater of 24 months or the balance of the term. In addition, in such event, Mr. Antioco’s stock options, including options that have not vested by the date of termination, will be exercisable for six months after the date of termination for stock options granted before the employment agreement became effective and two years for stock options granted on or after the effective date of the employment agreement, but not beyond the expiration date of such stock options. Any equity related awards, including the restricted share units described above, will vest and become payable on the date of such termination of Mr. Antioco’s employment.

Mr. Antioco will be subject to non-compete provisions in favor of Blockbuster for one year after the termination of his employment without cause or his voluntary termination for good reason (as such terms are defined in the employment agreement) and eighteen months after the termination of his employment for cause but not in any case beyond the end of the employment term.

The employment agreement provides that, in the event of the termination of his employment in connection with a “change in control” (as defined in the employment agreement), Mr. Antioco would be entitled to receive (i) a lump sum payment equal to (x) the sum of his salary, deferred compensation (at the level in effect on the date of termination) and target bonus, multiplied by (y) three or, if greater, the number of full and partial years remaining in the employment term, and (ii) continued benefits for the greater of 36 months or the balance of the term. In addition, in such event, Mr. Antioco would be entitled to the acceleration of vesting and payment for his stock options and restricted share units described above in connection with a termination of his employment without cause or for good reason.

The employment agreement also provides that certain payments will be made in the event of Mr. Antioco’s death or permanent disability.

In addition, Viacom has agreed to pay Mr. Antioco stay bonus compensation in the amount of $7.5 million if the distribution of “control” of Blockbuster to holders of Viacom common stock has not occurred by June 30, 2005.

Stock Option Arrangements. Pursuant to Blockbuster compensatory plans, directors and executive officers of Blockbuster have been granted 939,624 options to acquire Viacom common stock that are exercisable and 471,250 options to acquire Viacom common stock that are not exercisable, in each case, as of May 10, 2004. On May 17, 2004, the Viacom Compensation Committee approved an extension of the period for Blockbuster executives to exercise stock options to purchase Viacom common stock granted since August 1998 (the August 20, 1998 grant had been awarded to these executives in connection with the delay in Blockbuster becoming a public company), for four years from the date the committee acted, so long as the executives remain actively employed by Blockbuster, subject to employment agreements that contain non-competition provisions in favor of Blockbuster. In addition, at that time, because most of the unvested options for Viacom common stock held by the Blockbuster executives would automatically vest and become exercisable upon the split-off, the Viacom Compensation Committee approved the acceleration of the vesting of the rest of the options. The extension of time and the acceleration of vesting will take effect when Blockbuster ceases to be a 50% owned subsidiary of Viacom. All other terms of the Viacom options will remain in place. Viacom has agreed with Blockbuster that it will deliver executed letters to each optionholder confirming these arrangements.

Pursuant to Blockbuster compensatory plans, directors and executive officers of Blockbuster have been granted 3,084,477 options to acquire Blockbuster class A common stock that are currently exercisable and 3,186,546 options to acquire Blockbuster common stock that are not yet exercisable, in each case, as of May 10, 2004. In connection with Blockbuster’s special distribution, Blockbuster will modify these options to purchase Blockbuster class A common stock as permitted by the plans such that the ratio of the exercise price to the fair market value of Blockbuster class A common stock and the aggregate economic value of these options, immediately before and after the date the special distribution is made, will remain substantially the same. All other terms of these Blockbuster stock options will remain unchanged. See the section entitled “Blockbuster Stock Option Matters–Stock Option Adjustment” on page 69.

The Senior Executive Compensation Committee of Blockbuster’s board of directors has approved in concept a plan to offer to its employees holding Blockbuster stock options the opportunity, at each optionholder’s election, to exchange all, but not less than all, of their options for restricted stock of Blockbuster. However, optionholders with minimal holdings will likely be offered cash in lieu of restricted stock. A majority of the currently outstanding Blockbuster stock options have exercise prices in excess of Blockbuster’s current stock price. The restricted stock exchange offer is intended to retain and motivate key employees as Blockbuster works toward implementing its new initiatives. The restricted stock exchange offer would result in a significant non-cash compensation charge to Blockbuster in future periods. Blockbuster anticipates that the restricted stock exchange offer would take place after the split-off, but not necessarily after any spin-off. The specific timing and final terms of the restricted stock exchange offer will be determined by Blockbuster’s Senior Executive Compensation Committee. See the section entitled “Blockbuster Stock Option Matters—Restricted Stock Exchange Offer ” beginning on page 69.

Compensation of Members of the Blockbuster Special Committee. Ms. Jackie M. Clegg, Ms. Linda Griego and Mr. John L. Muething, the three members of the Blockbuster special committee, each are being compensated for serving as a member of the Blockbuster special committee. The amounts of compensation are $80,000 for Ms. Clegg, as chairperson of the Blockbuster special committee, and $70,000 for each of Ms. Griego and Mr. Muething as members thereof. In addition, each member of the special committee receives $2,000 for each meeting attended in person and $1,000 for each meeting attended by telephone. These compensation amounts were authorized by Blockbuster’s board of directors in order to compensate the members of the Blockbuster special committee for the significant additional time commitment that is required of them in connection with fulfilling their duties and responsibilities as members of the Blockbuster special committee and is paid without regard to whether this exchange offer or transactions contemplated in connection herewith will be completed.

Relationship of Directors and Executive Officers with Viacom. Mr. Sumner M. Redstone, a director of Blockbuster, is the Chairman of the Board of Directors and Chief Executive Officer of Viacom. Mr. Redstone is also the Chief Executive Officer and Chairman of the Board of Directors of National Amusements, which beneficially owns shares of Viacom common stock representing approximately 71% of the voting power of all outstanding shares of Viacom stock. Mr. Richard J. Bressler, a director of Blockbuster, is the Senior Executive Vice President and Chief Financial Officer of Viacom. Mr. Phillippe P. Dauman is a director of Blockbuster as well as a director of Viacom. Mr. Michael D. Fricklas, a director of Blockbuster, is the Executive Vice President, General Counsel and Secretary of Viacom.

Effective as of the time that Viacom owns shares representing not more than 50% of the total voting power of Blockbuster, Messrs. Redstone, Bressler, Dauman and Fricklas will resign from Blockbuster’s board of directors. In accordance with Blockbuster’s bylaws, these vacancies will be filled, or the authorized number of directors of Blockbuster may be reduced, by a vote of the majority of the Blockbuster directors remaining in office. As of the date of this Prospectus-Offer to Exchange, Blockbuster’s board of directors has not identified the individuals who will fill these vacancies or what changes, if any, it will make to the size of the board of directors.

Relationship of Blockbuster Director with J.P. Morgan Chase & Co. Mr. Richard J. Bressler, a member of Blockbuster’s board of directors and Senior Executive Vice President and Chief Financial Officer of Viacom, is a member of the National Advisory Board of J.P. Morgan Chase & Co.  J.P. Morgan Securities Inc., a subsidiary of J.P. Morgan Chase & Co., is acting as Blockbuster’s co-financial advisor in connection with this exchange offer. J.P. Morgan Securities Inc. will receive a customary fee for its services as co-financial advisor to Blockbuster, in addition to being indemnified by Blockbuster for certain liabilities in connection with this exchange offer.

Viacom

Relationship of Viacom Director with Bear Stearns. Mr. Alan C. Greenberg, a member of Viacom’s board of directors, is the Chairman of the Executive Committee and a member of the board of directors of Bear Stearns. Bear Stearns is acting as Viacom’s co-dealer manager and co-financial advisor in connection with this exchange offer. Bear Stearns will receive a customary fee for its services as co-dealer manager and co-financial advisor to Viacom, in addition to being indemnified by Viacom for certain liabilities and being reimbursed by Viacom for its reasonable out-of-pocket expenses, including attorneys’ fees, in connection with this exchange offer.

Insurance Arrangements. See the sections entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Director and Officer Insurance Agreement” and “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Other Arrangements with Viacom and its Affiliates—Director and Officer Liability Insurance Program” on pages 102 and 103, respectively, for a description of Viacom’s and Blockbuster’s arrangements with respect to director and officer liability insurance.

Registration Rights. Pursuant to the registration rights agreement, Blockbuster has agreed to file within ten days of the initial filing of the Registration Statement of which this Prospectus-Offer to Exchange forms a part, a Registration Statement on Form S-3 to facilitate the public resale of any Blockbuster class A and class B common stock received by NAIRI, Mr. Sumner M. Redstone or any of their respective affiliates in any spin-off.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF VIACOM

Security Ownership of Certain Beneficial Owners and Management of Viacom

The table below sets forth, as of March 31, 2004, except as otherwise noted, certain information concerning the beneficial ownership of shares of Viacom class A and class B common stock and Blockbuster class A and class B common stock by: (i) each director of Viacom; (ii) each executive officer of Viacom; (iii) the current directors and executive officers of Viacom as a group; (iv) each person controlling Viacom and the executive officers and directors of such controlling person; (v) each associate and majority-owned subsidiary of Viacom, each person controlling Viacom, and the executive officers and directors of Viacom and such controlling person; and (vi) persons who are known to be holders of 5% or more of shares of Viacom class A common stock. Each person has sole voting and investment power over the shares reported except as noted.

As of March 31, 2004, there were 132,134,587 shares of Viacom class A common stock outstanding, 1,604,428,716 shares of Viacom class B common stock outstanding, 37,058,607 shares of Blockbuster class A common stock outstanding and 144,000,000 shares of Blockbuster class B common stock outstanding.

Beneficial Ownership of Equity Securities
Name	Title of Equity Security	Number of Equity Shares		Option Shares(1)	Percent of Class
George S. Abrams	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	18,295 31,041 2,000 —	(2) (2) (3)	— 38,000 — —	* * * —

David R. Andelman	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	2,466 2,475 — —	(2) (2)	— 19,000 — —	* * — —

Richard J. Bressler	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 155 — —	(4)	— 1,050,000 — —	— * — —

Joseph A. Califano, Jr.	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	720 6,629 — —	(2) (2)(5)	— 10,000 — —	* * — —

William S. Cohen	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	420 420 — —	(2) (2)	— 10,000 — —	* * — —

Philippe P. Dauman	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	2,121 17,563 3,704 —	(4)(5) (4)(5)	— 22,000 — —	* * * —

Carl D. Folta	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 3,714 200 —	(4)	— 136,666 — —	— * * —

Beneficial Ownership of Equity Securities
Name	Title of Equity Security	Number of Equity Shares		Option Shares(1)	Percent of Class
Robert G. Freedline	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 1,408 — —	(4)	— 176,113 — —	— * — —

Thomas E. Freston(15)	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	74 762 — —	(4) (4)(5)	— 2,597,000 — —	* * — —

Michael D. Fricklas	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	46 1,367 — —	(4) (4)	— 462,500 — —	* * — —

Susan C. Gordon	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	746 1,770 — —	(4) (4)	— 146,083 — —	* * — —

Alan C. Greenberg	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 25,000 — —		— 10,000 — —	— * — —

Mel Karmazin(15)	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 4,045,256 — —	(4)(5)(8)	— 7,708,904 — —	— * — —

Jan Leschly	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	3,172 54,873 — —	(2) (2)	— 26,412 — —	* * — —

David T. McLaughlin	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 39,569 — —	(6)(7)	— 52,233 — —	— * — —

Jerome Magner	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 10,000 — —		— — — —	— * — —

Carol A. Melton	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 320 — —	(4)	— 242,083 — —	— * — —

Leslie Moonves(15)	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 41,574 — —	(4)(5)	— 3,720,967 — —	— * — —

Beneficial Ownership of Equity Securities
Name	Title of Equity Security	Number of Equity Shares		Option Shares(1)	Percent of Class

Brent Redstone	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 1,000 — —	(8)(9)	— — — —	— * — —

Shari Redstone	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 3,000 — —	(9) (8)(9) (9) (9)	— — — —	— * — —

Sumner M. Redstone	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	93,658,908 104,345,171 147,576,145 144,000,000	(10) (10) (11) (11)	— 10,562,500 — —	70.9 7.1 81.5 100.0	% % % %

William A. Roskin	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	567 2,310 — —	(4) (4)	— 483,750 — —	* * * —

Frederic V. Salerno	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	11,001 21,002 — —	(2) (2)	— 15,000 — —	* * — —

William Schwartz	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	18,477 18,764 — —	(2) (2)	— 27,000 — —	* * — —

Martin M. Shea	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 1,047 — —	(4)	— 127,500 — —	— * — —

Richard J. Sherman	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 200 — —		— — — —	— * — —

Patty Stonesifer	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	3,619 8,995 — —	(2) (2)	— 22,905 — —	* * — —

Robert D. Walter	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	3,098 82,062 — —	(2) (2)(6)(7)	— 33,522 — —	* * — —

NAIRI Inc.(13) National Amusements, Inc.(13)	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	93,658,828 104,334,828 147,576,145 144,000,000	(10) (10) (11) (11)	— — — —	70.9 6.5 81.5 100.0	% % % %

Mario J. Gabelli(14)	Viacom class A common stock	8,342,535	(12)	—	6.3%
Gabelli Asset Management Inc.(14)

Beneficial Ownership of Equity Securities
Name	Title of Equity Security	Number of Equity Shares		Option Shares(1)	Percent of Class

Current directors and executive officers of Viacom as a group, other than Mr. Sumner M. Redstone (23 persons)(15)	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	64,822 365,820 5,904 —	(2)(4)(5) (2-8)	— 9,428,734 — —	* * * —

*	Represents less than 1% of the outstanding common stock of the class.

Notes:

(1)	Reflects shares subject to options to purchase such shares which were unexercised but exercisable within a period of 60 days. These shares are excluded from the column headed “Number of Equity Shares.”
(2)	Includes the following Viacom class A common stock units and class B common stock units credited to the indicated directors as of March 31, 2004 pursuant to Viacom’s Deferred Compensation Plan for Non-Employee Directors: Messrs. Abrams, 18,295 class A and 18,641 class B; Andelman, 2,466 class A and 2,475 class B; Califano, 720 class A and 719 class B; Cohen, 420 class A and 420 class B; Leschly, 3,172 class A and 3,183 class B; Salerno, 11,001 class A and 11,002 class B; Schwartz, 18,477 class A and 18,764 class B; Walter, 3,098 class A and 3,108 class B; and Ms. Stonesifer, 3,619 class A and 3,630 class B. Pursuant to this plan, these common stock units are payable in cash following termination of service as a director.
(3)	Includes shares held through a 401(k) plan.
(4)	Includes shares held through the Viacom 401(k) Plan.
(5)	The following shares, which are included in the security ownership table for the indicated directors, are owned by family members: Messrs. Califano, 1,885 shares of Viacom class B common stock, as to which he disclaims beneficial ownership; Dauman, 2,000 shares of Viacom class A common stock and 4,000 shares of Viacom class B common stock; Freston, 65 shares of Viacom class B common stock, as to which he disclaims beneficial ownership; Karmazin, 271,547 shares of Viacom class B common stock, as to which he disclaims beneficial ownership; and Moonves, 558 shares of Viacom class B common stock, as to which he disclaims beneficial ownership.
(6)	Includes the following Viacom class B common stock equivalents credited to the indicated directors pursuant to the CBS Deferred Compensation and Stock Plan for Directors: Messrs. McLaughlin, 3,492; and Walter, 112. Pursuant to this plan, these common stock equivalents are payable in shares of Viacom class B common stock following termination of service as a director.
(7)	Includes the following Viacom class B common stock units credited to the indicated directors pursuant to the CBS Deferred Compensation and Stock Plan for Directors: Messrs. McLaughlin, 23,269; and Walter, 3,278. Pursuant to this plan, these common stock units are payable in shares of Viacom class B common stock, or cash, for all or part thereof following termination of service as a director.
(8)	Includes (a) for Mr. Karmazin, (i) 1,776,723 shares of Viacom class B common stock as to which Mr. Karmazin has sole voting power but no investment power; (ii) 105,743 shares of Viacom class B common stock held by the Karmazin Foundation as to which Mr. Karmazin has sole voting and shared investment power; and (iii) 427,525 shares of Viacom class B common stock held by the Karmazin Charitable Lead Annuity Trusts I and II as to which Mr. Karmazin has sole voting and investment power; however, Mr. Karmazin disclaims beneficial ownership of the shares reported in (ii) and (iii), except, in the case of the trusts, to the extent of his pecuniary interest; (b) for Brent Redstone, 1,000 shares of Viacom class B common stock held in trust for the benefit of his daughter of which he is a co-trustee; and (c) for Shari Redstone, 3,000 shares of Viacom class B common stock held in trusts for the benefit of her children for which she is a co-trustee.
(9)

Shari Redstone is an executive officer, director and stockholder of National Amusements and Brent Redstone is a director and stockholder of National Amusements. Each has a significant indirect beneficial interest in the Viacom shares beneficially owned by National Amusements and in the Blockbuster shares owned by Viacom.
(10)	Except for 80 shares of Viacom class A common stock and 10,080 shares of Viacom class B common stock owned directly by Mr. Redstone and 263 shares of Viacom class B common stock held directly by Mr. Redstone through the Viacom 401(k) Plan, all shares are owned beneficially by National Amusements. Mr. Redstone is the beneficial owner of the controlling interest in National Amusements and, accordingly, beneficially owns all such shares.
(11)	Each share of Blockbuster class B common stock is convertible at the option of the holder into one share of Blockbuster class A common stock. The shares of Blockbuster class A common stock beneficially owned by National Amusements and Mr. Redstone consist of (a) 144,000,000 shares which they are deemed to own beneficially as a result of the conversion feature and (b) 3,576,145 shares held by Viacom and its subsidiaries. This amount does not reflect the purchase of 24,207 shares of Blockbuster class A common stock by Viacom and its subsidiaries in April and May 2004 to maintain tax consolidation.
(12)	This information is based on an amendment to a Schedule 13D filed with the SEC on February 5, 2003 by Mario J. Gabelli and various entities, including investment companies, which he directly or indirectly controls or for which he acts as chief investment officer, reporting as of February 3, 2003 an aggregate beneficial ownership of 8,342,535 shares of Viacom class A common stock, which currently represents approximately 6.3% of the outstanding shares of such class. This Schedule 13D reported that the shares are generally held for investment and that the entities reporting beneficial ownership generally have sole investment and voting power over such shares.
(13)	The address for NAIRI and National Amusements is 200 Elm Street, Dedham, MA 02026.
(14)	The address of Mario J. Gabelli and Gabelli Asset Management Inc. is One Corporate Center, Rye, NY 10580-1435.
(15)	Mr. Karmazin served as President and Chief Operating Officer and a director of Viacom until June 1, 2004 and was a named executive officer of Viacom as of December 31, 2003. Messrs. Freston and Moonves were appointed Co-Presidents and Co-Chief Operating Officers of Viacom effective June 1, 2004, and the beneficial ownership set forth above for each of them is as of such date.

Viacom Investments Inc., a wholly owned subsidiary of CBS Broadcasting Inc., which is a wholly owned subsidiary of Viacom, owns 414,400,000 shares of Viacom class B common stock. These shares were originally issued to CBS Broadcasting Inc. in February 2001 as a result of the acquisition by Viacom of the publicly traded minority equity interest in Infinity Broadcasting Corporation. CBS Broadcasting Inc. contributed all 414.4 million shares to Viacom Investments Inc. in December 2003. These shares are not reflected in the beneficial ownership table above because they are eliminated in consolidation and are not otherwise reflected in ownership percentages of Viacom class A and class B common stock included in this Prospectus-Offer to Exchange.

Change in Control Transactions

There are no existing arrangements between any persons, the operation of which could result in a change of control of Viacom at any subsequent date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF BLOCKBUSTER AND TRANSACTIONS WITH MANAGEMENT AND CERTAIN

BENEFICIAL OWNERS

Security Ownership of Certain Beneficial Owners and Management of Blockbuster

The following table sets forth information with respect to the number of shares of Viacom class A and class B common stock and Blockbuster class A and class B common stock beneficially owned by (i) Blockbuster’s Chief Executive Officer and each of Blockbuster’s four other most highly compensated executive officers who were serving as such on December 31, 2003 (based on salary and bonus earned during fiscal 2003); (ii) each current director of Blockbuster; and (iii) all directors and current executive officers of Blockbuster as a group. The following table also sets forth information with respect to the number of shares of Blockbuster class A or class B common stock beneficially owned by each person known to Blockbuster to beneficially own more than five percent (5%) of the outstanding shares of its common stock. Except as otherwise noted, (i) the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, and (ii) ownership is as of March 31, 2004.

As of March 31, 2004, there were 132,134,587 shares of Viacom class A common stock outstanding, 1,604,428,716 shares of Viacom class B common stock outstanding, 37,058,607 shares of Blockbuster class A common stock outstanding and 144,000,000 shares of Blockbuster class B common stock outstanding.

Beneficial Ownership of Equity Securities
Name	Title of Equity Security	Number of Outstanding Shares		Number of Shares Underlying Options or Conversion Rights(1)	Percent of Class
John F. Antioco	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 5,112 34,021 —	(2) (2)	— 655,974 1,551,330 —	— * 4.1% *

Richard J. Bressler	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 155 — —	(3)	— 1,050,000 — —	— * — —

Jackie M. Clegg	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— — 1,499 —		— — — —	— — * —

Philippe P. Dauman	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	2,121 17,563 3,704 —	(3)(4) (3)(5)	— 22,000 — —	* * * —

Michael D. Fricklas	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	46 1,367 — —	(3) (3)	— 462,500 — —	* * — —

Linda Griego	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— — 6,887 —		— — 13,200 —	— — * —

	Beneficial Ownership of Equity Securities
Name	Title of Equity Security	Number of Outstanding Shares		Number of Shares Underlying Options or Conversion Rights(1)		Percent of Class
John L. Muething	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— — 10,387 —		— — 14,000 —		— — * —

Sumner M. Redstone(6)	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	93,658,908 104,345,171 3,576,145 144,000,000	(7) (7) (8) (8)	— 10,562,500 144,000,000 —	(8)	70.9% 7.1% 81.5% 100.0%

Nicholas P. Shepherd	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— — 1,250 —		— 9,000 133,000 —		— * * —

Edward B. Stead	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— — 85 —	(2)	— 37,500 217,100 —		— * * —

Nigel Travis	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	80 748 1,710 —		— 103,750 385,815 —		* * 1.0% —

Larry J. Zine	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	— 2,017 1,078 —	(2) (2)	— 77,500 409,832 —		— * 1.1% —

American Century Investment Management, Inc.(9)	Blockbuster class A common stock	6,648,973	(10)	—		17.9%
American Century Companies, Inc.(9)
American Century Mutual Funds, Inc.(9)

Goldman Sachs Asset Management, L.P. (11)	Blockbuster class A common stock	3,476,043	(12)	—		9.4%

Husic Capital Management(13)	Blockbuster class A common stock	1,857,600	(14)	—		5.0%
Frank J. Husic & Co.(13)
Frank J. Husic(13)

LSV Asset Management(15)	Blockbuster class A common stock	3,874,564	(16)	—		10.5%

Mellon Financial Corporation(17)	Blockbuster class A common stock	2,567,162	(18)	—		6.9%
Mellon Trust of New England, National Association(17)

	Beneficial Ownership of Equity Securities
Name	Title of Equity Security	Number of Outstanding Shares		Number of Shares Underlying Options or Conversion Rights(1)		Percent of Class

Viacom Inc.(19)	Blockbuster class A common stock	3,576,145	(8)	144,000,000	(8)	81.5%
Viacom International Inc.(19)	Blockbuster class B common stock	144,000,000	(8)	—		100.0%
NAIRI, Inc.(20)
National Amusements, Inc.(20)

Current directors and executive officers of Blockbuster as a group other than Mr. Sumner M. Redstone (14 persons) (21)	Viacom class A common stock Viacom class B common stock Blockbuster class A common stock Blockbuster class B common stock	2,305 27,103 62,192 —	(22) (23) (2)	— 2,482,224 3,084,477 —		* * 7.8% *

*	Represents less than 1% of the outstanding common stock of the class.

Notes:

(1)	Amounts indicated reflect shares subject to stock options that were unexercised but were exercisable within a period of 60 days; except that amounts of Blockbuster class A common stock indicated in this column as beneficially owned by Mr. Redstone and Viacom Inc. reflect shares subject to the conversion rights described in footnote (8) below. These shares are excluded from the column headed “Number of Outstanding Shares.”
(2)	This includes shares held through Blockbuster’s 401(k) plan.
(3)	This includes shares held through Viacom’s 401(k) plan.
(4)	This includes 2,000 shares that are held by a family member of Mr. Dauman.
(5)	This includes 4,000 shares that are held by a family member of Mr. Dauman.
(6)	The address for Mr. Redstone is c/o Viacom Inc. 1515 Broadway, New York, New York 10036.
(7)	Except for 80 shares of Viacom class A common stock and 10,343 shares of Viacom class B common stock owned directly by Mr. Redstone (including 263 shares through Viacom’s 401(k) plan), all shares are beneficially owned through National Amusements. Mr. Redstone is the Chairman and Chief Executive Officer of, and the beneficial owner of the controlling interest in, National Amusements.
(8)	This is based in part on a Schedule 14A filed by Viacom with the SEC on April 15, 2004. Viacom beneficially owns 3,576,145 shares of Blockbuster class A common stock, of which shares 1,621,100 are held directly by Viacom International Inc., a wholly owned subsidiary of Viacom. Approximately 71% of Viacom’s voting stock is owned by NAIRI, which in turn is a wholly owned subsidiary of National Amusements. Beneficial ownership is attributed to Mr. Redstone due to his beneficial ownership and control of National Amusements, as disclosed in footnote (7) above, and NAIRI. Pursuant to Blockbuster’s Amended and Restated Certificate of Incorporation, each share of Blockbuster’s class B common stock is convertible at the option of the holder thereof into one share of Blockbuster’s class A common stock. As a result, Viacom, Viacom International Inc., NAIRI, National Amusements and Mr. Redstone are deemed to beneficially own 144,000,000 shares of Blockbuster’s class A common stock through Viacom International Inc.’s ownership of 144,000,000 shares of Blockbuster’s class B common stock.
(9)	The address for American Century Investment Management, Inc., American Century Companies, Inc. and American Century Mutual Funds, Inc. is 4500 Main Street, 9th Floor, Kansas City, Missouri 64111.
(10)

This is based in part on an amendment to Schedule 13G filed with the SEC on February 20, 2004, which was jointly filed by American Century Investment Management, Inc. (“ACIM”), American Century Companies, Inc. (“ACC”) and American Century Mutual Funds, Inc. (“ACMF”). According to the Schedule 13G, ACC beneficially owns all of the reported shares through its wholly owned subsidiary ACIM, as a result of ACIM’s acting as investment adviser to various persons, such as investment companies and separate institutional investor accounts, including ACMF, which owns 4,740,735 of such shares.
(11)	The address for Goldman Sachs Asset Management, L.P. is 32 Old Slip, New York, New York 10005.
(12)	This is based in part on a Schedule 13G filed with the SEC on February 11, 2004 by Goldman Sachs Asset Management, L.P. (“GSAM”). According to the Schedule 13G, GSAM beneficially owns all of the shares reported but disclaims beneficial ownership of any securities managed by third parties on GSAM’s behalf.
(13)	The address for Husic Capital Management, Frank J. Husic & Co. and Frank J. Husic is 555 California Street, Suite 2900, San Francisco, California 94104.
(14)	This is based in part on an amendment to Schedule 13G filed with the SEC on March 16, 2001, which was jointly filed by Husic Capital Management, Frank J. Husic & Co. and Frank J. Husic. According to the Schedule 13G, the shares are indirectly held by Frank J. Husic & Co. as the sole general partner of Husic Capital Management and by Frank J. Husic as the sole stockholder of Frank J. Husic & Co.
(15)	The address for LSV Asset Management is 1 North Wacker Drive, Suite 4000, Chicago, Illinois 60606.
(16)	This is based in part on a Schedule 13G filed with the SEC on January 8, 2004 by LSV Asset Management. According to the Schedule 13G, LSV Asset Management has sole voting power with respect to 2,780,964 of such shares and sole investment power with respect to 3,767,064 of such shares.
(17)	The address for Mellon Financial Corporation and Mellon Trust of New England, National Association is One Mellon Center, Pittsburgh, Pennsylvania 15258.
(18)	This is based in part on an amendment to Schedule 13G filed with the SEC on February 5, 2004, which was filed by Mellon Bank, N.A. on behalf of its parent holding company, Mellon Financial Corporation (“MFC”) and MFC’s subsidiary, Mellon Trust of New England, National Association (“MTNE”). According to the Schedule 13G, (i) all of the shares reported are beneficially owned by MFC and its direct or indirect subsidiaries in their various fiduciary capacities, including MTNE, which beneficially owns 2,115,618 of such shares; (ii) MFC has sole voting power with respect to 1,437,637 of such shares, sole investment power with respect to 2,558,364 of such shares and shared voting and investment power with respect to 3,000 of such shares; and (iii) MTNE has sole voting power with respect to 1,050,518 of such shares and sole investment power with respect to 2,109,820 of such shares.
(19)	The address for Viacom and Viacom International Inc. is 1515 Broadway, New York, New York 10036.
(20)	The address for NAIRI and National Amusements is 200 Elm Street, Dedham, Massachusetts 02026.
(21)	Including Mr. Redstone in the totals for Blockbuster’s current directors and executive officers as a group, the number of outstanding shares and the number of shares underlying options or conversion rights of (i) Viacom class A common stock is 93,661,213 and 0, respectively, or 70.9% of the class; (ii) Viacom class B common stock is 104,372,274 and 13,044,724, respectively, or 7.3% of the class; (iii) Blockbuster class A common stock is 3,638,337 and 147,084,477, respectively, or 81.9% of the class and (iv) Blockbuster class B common stock is 144,000,000 and 0, respectively, or 100% of the class.
(22)	This includes information disclosed in footnotes (3) and (4) above.
(23)	This includes information disclosed in footnotes (2), (3) and (5) above.

Transactions with Management and Certain Beneficial Owners

As of the date of this Prospectus-Offer to Exchange, [        ] members of Blockbuster’s executive management have agreed to sign lockup agreements pursuant to which they have agreed not to exercise employee stock options to acquire an aggregate of [        ] shares of Blockbuster class A common stock, as described under “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement—Conversion.”

Change in Control Transactions

There are no existing arrangements between any persons, the operation of which could result in a change of control of Blockbuster following this exchange offer.

DESCRIPTION OF CAPITAL STOCK OF BLOCKBUSTER

General

The following description is only a summary of the material provisions of Blockbuster’s certificate of incorporation and bylaws. Subsequent to the recommendation by the Blockbuster special committee, Blockbuster’s board of directors has recommended that its stockholders approve certain amendments to its certificate of incorporation at its 2004 annual meeting, to be effective upon Viacom’s acceptance for exchange of shares of Viacom class A and class B common stock pursuant to this exchange offer. Viacom has agreed with Blockbuster that it will vote in favor of the Blockbuster charter amendments at Blockbuster’s annual meeting. Because Viacom controls 95.6% of the combined voting power of Blockbuster, Viacom will be able, acting alone, to approve the Blockbuster charter amendments and no other stockholder action will be required. To the extent any of the provisions described below will be amended by the Blockbuster charter amendments, a description of the material provisions of the proposed revisions is included. See the more detailed provisions of (1) Blockbuster’s certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the Registration Statement of which this Prospectus-Offer to Exchange is a part and (2) applicable law.

Blockbuster’s authorized capital stock consists of 1 billion shares of capital stock, of which:

•	400 million shares are designated as class A common stock, par value $.01 per share;

•	500 million shares are designated as class B common stock, par value $.01 per share; and

•	100 million shares of preferred stock, par value $.01 per share, of which no shares of preferred stock are outstanding as of the date hereof.

Of the 400 million authorized shares of Blockbuster class A common stock, as of May 21, 2004, 37,088,131 shares were issued and outstanding, representing 20.5% of the total issued and outstanding shares of Blockbuster common stock. Of the outstanding shares of Blockbuster class A common stock, as of May 21, 2004, Viacom held approximately 3.6 million shares, representing about 9.7% of the total shares of Blockbuster class A common stock issued and outstanding.

Of the 500 million authorized shares of Blockbuster class B common stock, as of May 21, 2004, 144 million shares were issued and outstanding, representing 79.5% of the total issued and outstanding shares of Blockbuster common stock. Viacom currently holds all of the issued and outstanding shares of Blockbuster class B common stock. Following Viacom’s conversion of [            ] shares of Blockbuster class B common stock into [            ] shares of Blockbuster class A common stock in connection with this exchange offer, approximately 60% of the equity value of Blockbuster will be represented by shares of Blockbuster class A common stock and approximately 40% of the equity value of Blockbuster will be represented by shares of Blockbuster class B common stock. Each of the Blockbuster class A and class B common stock constitutes a class of common stock under the DGCL.

Common Stock

Voting Rights. Holders of Blockbuster class A and class B common stock generally have identical rights, except:

•	holders of Blockbuster class A common stock are entitled to one vote per share; and

•	holders of Blockbuster class B common stock are currently entitled to five votes per share;

with respect to each matter presented to Blockbuster stockholders on which the holders of Blockbuster common stock are generally entitled to vote. The Blockbuster charter amendments provide that, after completion of the transactions described in this Prospectus-Offer to Exchange, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91.

The holders of Blockbuster class A and class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by Blockbuster’s stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of Blockbuster class A and class B common stock present in person or represented by proxy, voting together as a single class, except as required by law. In particular, amendments to Blockbuster’s certificate of incorporation must generally be approved by a majority of the combined voting power of shares of both outstanding classes of Blockbuster common stock, voting together as a single class.

However, the approval of 75% of the combined voting power of the outstanding shares of Blockbuster common stock is required to amend certain provisions of Blockbuster’s certificate of incorporation and bylaws as described in the section entitled “Comparison of Stockholders Rights” beginning on page 128. In addition, amendments to Blockbuster’s certificate of incorporation that would alter or change the powers, preferences or special rights of either class of Blockbuster common stock so as to affect them adversely must be approved by a majority of the votes entitled to be cast by the holders of the shares of the class of common stock affected by the amendment, voting as a separate class. Holders of Blockbuster class A common stock are not entitled to vote on any change in the powers or other rights of the Blockbuster class B common stock that would not adversely affect the rights of the Blockbuster class A common stock. For example, any provision for the conversion of Blockbuster class B common stock into Blockbuster class A common stock on a one-for-one basis is not considered to adversely affect the rights of the Blockbuster class A common stock. Following the effectiveness of the Blockbuster charter amendments, holders of Blockbuster class A common stock will not be entitled to vote on any change in the powers or other rights of the Blockbuster class B common stock that would adversely affect the rights of the Blockbuster class B common stock and would not adversely affect the rights of the Blockbuster class A common stock.

Dividends. Holders of Blockbuster class A and class B common stock will share equally in any dividend declared by Blockbuster’s board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Blockbuster class A and class B common stock may be paid only as follows:

•	shares of Blockbuster class A common stock may be paid only to holders of shares of Blockbuster class A common stock, and shares of Blockbuster class B common stock may be paid only to holders of Blockbuster class B common stock; and

•	shares shall be paid proportionally with respect to each outstanding share of Blockbuster class A and class B common stock.

Conversion. Prior to the tax-free split-off (as described below), each share of Blockbuster class B common stock is convertible at the option of the holder of such share into one share of Blockbuster class A common stock.

To the extent that Viacom beneficially owns 80% or more of the economic value of Blockbuster immediately prior to the tax-free split-off, each share of Blockbuster class B common stock will be automatically converted into one share of Blockbuster class A common stock immediately prior to the tax-free split-off, unless, prior to the tax-free split-off, Viacom has obtained and delivered to Blockbuster an opinion from its counsel that the effect of such conversion is likely to prevent or materially delay obtaining a favorable ruling from the IRS that the tax-free split-off would qualify as a tax-free transaction under the Internal Revenue Code, or will create a significant risk of material adverse tax consequences to Viacom or its stockholders. Prior to the completion of the tax-free split-off, Viacom will convert [            ] shares of Blockbuster class B common stock it owns into shares of Blockbuster class A common stock on a one-for-one basis. Following the effectiveness of the Blockbuster charter amendments, the outstanding shares of Blockbuster class B common stock will no longer be convertible into shares of Blockbuster class A common stock.

As used in Blockbuster’s certificate of incorporation, the term “tax-free split-off” means any transfer effected in connection with a distribution of Blockbuster class A or class B common stock to Viacom stockholders (including any distribution in exchange for shares of Viacom’s capital stock or securities) that is intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code.

Other Rights. In the event of a liquidation, dissolution or winding-up of Blockbuster, all holders of Blockbuster common stock, regardless of class, are entitled to share ratably in any assets available for distributions to holders of shares of Blockbuster common stock.

The outstanding shares of Blockbuster common stock are, and the shares of Blockbuster class A and class B common stock being offered to you will be, upon your payment, validly issued, fully paid and nonassessable.

Preferred Stock

Blockbuster’s board of directors is empowered, without the approval of Blockbuster’s stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the designations, preferences and relative, participating, optional, dividend and other special rights of the shares of each such series and the qualifications, limitations, restrictions, conditions and other characteristics thereof as fixed by Blockbuster’s board of directors. Among the specific matters that may be determined by Blockbuster’s board of directors are the following:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of dividends, if any;

•	whether dividends, if any, shall be cumulative or noncumulative;

•	the terms of redemption, if any;

•	the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Blockbuster;

•	the rights and terms of conversion or exchange, if any;

•	the restrictions on the issuance of shares of the same series or any other series, if any; and

•	the voting rights, if any.

Blockbuster’s board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could have an adverse impact on the rights of the holders of Blockbuster class A and class B common stock, including, without limitation, their voting power. Blockbuster has no present plans to issue any shares of preferred stock. The ability of Blockbuster’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of Blockbuster or the removal of Blockbuster’s existing management.

Following the effectiveness of the Blockbuster charter amendments, in addition to the specific matters enumerated above, Blockbuster’s board of directors will also be authorized to determine whether preferred shares will be subject to the operation of retirement or sinking funds.

Limitation on Liability of Directors

Blockbuster’s certificate of incorporation provides that its directors will not be personally liable to Blockbuster or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law, except for liability:

•	for any breach of the director’s duty of loyalty to Blockbuster or its stockholders;

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in Blockbuster’s certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against its directors and may discourage or deter Blockbuster or its stockholders from bringing a lawsuit against Blockbuster’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Blockbuster and its stockholders.

Anti-Takeover Provisions of Blockbuster’s Certificate of Incorporation and Bylaws; Delaware Law

Some of the provisions of Blockbuster’s certificate of incorporation and bylaws and Section 203 of the DGCL could have the following effects, among others:

•	delaying, deferring or preventing a change in control of Blockbuster;

•	delaying, deferring or preventing the removal of Blockbuster’s existing management or directors;

•	deterring potential acquirors from making an offer to Blockbuster’s stockholders; and

•	limiting Blockbuster’s stockholders’ opportunity to realize premiums over prevailing market prices of the Blockbuster common stock in connection with offers by potential acquirors.

The following is a summary of those provisions of Blockbuster’s certificate of incorporation and bylaws that could have the effects described above.

Classified Board of Directors. Blockbuster’s certificate of incorporation and bylaws provide for its board of directors to be divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. The size of Blockbuster’s board of directors will not be less than three nor more than twelve. Each class holds office until the third annual stockholders’ meeting for election of directors following the most recent election of such class.

Directors, and Not Stockholders, Fix the Size of Blockbuster’s Board of Directors. Blockbuster’s certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of Blockbuster’s board of directors, but in no event shall it consist of less than three nor more than twelve.

Directors are Removed for Cause Only. Blockbuster’s certificate of incorporation and bylaws provide that, on or after the time when Viacom and its affiliates no longer beneficially own more than a majority of the combined voting power of Blockbuster’s outstanding common stock, which is referred to in this Prospectus-Offer to Exchange as the “trigger date,” Blockbuster’s directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster’s outstanding voting common stock. To the extent permitted by the laws of the State of Delaware, “cause” shall be determined by Blockbuster’s board of directors. However, prior to the trigger date, Blockbuster’s directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster’s outstanding voting common stock. Following the effectiveness of the Blockbuster charter amendments, the reference to the trigger date will be deleted and the Blockbuster charter amendments will provide that Blockbuster’s directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster common stock.

Board Vacancies to Be Filled by Remaining Directors and Not Stockholders. Blockbuster’s certificate of incorporation and bylaws provide that any vacancies on its board of directors will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director. In any event, no vacancy shall be filled by Blockbuster’s stockholders.

No Stockholder Actions by Written Consent. Blockbuster’s bylaws provide that, on or after the trigger date, stockholders may not act by written consent in lieu of a meeting, except as otherwise provided pursuant to provisions of Blockbuster’s certificate of incorporation. However, prior to the trigger date, stockholders, or any class or classes, or series thereof may act by written consent as permitted by law. Following the effectiveness of the Blockbuster charter amendments, the reference to the trigger date will be deleted and the Blockbuster certificate of incorporation will provide that, except as otherwise provided in Blockbuster’s certificate of incorporation as it may be amended, stockholders may not take action by written consent in lieu of a meeting.

No Special Meetings Called by Stockholders. Blockbuster’s bylaws provide that, on or after the trigger date, special meetings of the stockholders may not be called by the stockholders and instead may be called only by:

•	any officer at the request of a majority of Blockbuster’s board of directors;

•	Blockbuster’s chairman of the board; or

•	Blockbuster’s chief executive officer.

However, prior to the trigger date, special meetings also may be called by holders of at least the majority of the combined voting power of Blockbuster’s outstanding common stock. Following the effectiveness of the Blockbuster charter amendments, the reference to the trigger date will be deleted and the Blockbuster bylaws will provide that special meetings of the stockholders may not be called by stockholders and may be called in the circumstances listed above.

Advance Notice for Stockholder Proposals. Blockbuster’s bylaws contain provisions requiring that advance notice be delivered to Blockbuster of any business to be brought by a stockholder before an annual meeting and providing for procedures to be followed by stockholders in nominating persons for election to Blockbuster’s board of directors. Generally, such advance notice provisions require that a stockholder must give written notice to Blockbuster not less than 120 calendar days before the date on which Blockbuster’s proxy statement is to be released to stockholders in connection with Blockbuster’s previous year’s annual meeting or such other time period as may be required or permitted by applicable law. Blockbuster’s bylaws provide that the notice must set forth specific information regarding the stockholder and each director nominated by the stockholder and other business proposed by the stockholder. Blockbuster’s certificate of incorporation and bylaws provide that as long as Viacom beneficially owns 30% or more of the combined voting power of the outstanding common stock of Blockbuster, Viacom is exempt from the foregoing provision.

Following the effectiveness of the Blockbuster charter amendments, the Blockbuster bylaw provisions relating to advance notice for stockholder proposals will provide, among other things, that (i) in general, a stockholder wishing to nominate a director or raise another proposal at an annual meeting of stockholders must notify Blockbuster in writing between 90 and 120 days prior to the first anniversary of the previous year’s annual meeting of stockholders and (ii) in the case of a special meeting of stockholders, a stockholder entitled to vote at the special meeting may nominate a director by notifying Blockbuster in writing between 90 and 120 days prior to the special meeting or the tenth day following the day on which public announcement of the special meeting is first made.

Supermajority Vote Required to Amend Specified Provisions. Blockbuster’s certificate of incorporation and bylaws provide that the provisions described above may only be amended by holders of at least 75% of the combined voting power of Blockbuster’s outstanding common stock.

Section 203 of the Delaware General Corporation Law

Blockbuster, a Delaware corporation, is subject to Section 203 of the DGCL. Generally, Section 203 of the DGCL prohibits a publicly held Delaware company from engaging in a business combination (as described below) with an interested stockholder (as described below) for a period of three years after the time such stockholder became an interested stockholder unless certain specified conditions are satisfied. The prohibitions set forth in Section 203 of the DGCL do not apply if:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203 of the DGCL, a “business combination” includes:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

•	transactions involving the corporation, which have the effect of increasing the proportionate share of the corporation’s stock of any class or series that is owned by the interested stockholder; or

•	transactions in which the interested stockholder receives financial benefits provided by the corporation.

Under Section 203 of the DGCL, an “interested stockholder” generally is:

•	any person that owns 15% or more of the voting power of outstanding stock of the corporation;

•	any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether or not such person is an interested stockholder; and

•	the affiliates or associates of either of the preceding two categories.

Because Viacom owned more than 15% of Blockbuster’s voting stock before Blockbuster became a public company, following Blockbuster’s initial public offering, the restrictions contained in Section 203 of the DGCL, by their terms, are currently not applicable to business combinations with Viacom even though Viacom owns more than 15% of the voting power of Blockbuster’s outstanding stock. If any other person acquires 15% or more of the voting power of Blockbuster’s outstanding voting stock, such person will be subject to the restrictions contained in Section 203 of the DGCL.

Under some circumstances, Section 203 of the DGCL makes it more difficult for an interested stockholder to effect various business combinations with Blockbuster for a three-year period, although Blockbuster’s stockholders may elect to exclude the interested stockholder from the restrictions imposed thereunder. By virtue of Viacom’s beneficial ownership of Blockbuster’s class B common stock, Viacom is in a position to elect to exclude Blockbuster from the restrictions under Section 203 of the DGCL. Currently, Viacom has indicated to Blockbuster that it has no intention to do so.

In addition, Section 203 of the DGCL makes a takeover of a company more difficult and may have the effect of diminishing the possibility of certain types of two-step acquisitions or other unsolicited attempts to acquire a company. This may further have the effect of preventing changes in the board of directors of a company, and it is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transactions with Interested Parties

Blockbuster’s certificate of incorporation includes provisions addressing potential conflicts of interest between Viacom and Blockbuster and Viacom’s non-Blockbuster-related subsidiaries and other similar entities. In addition, Blockbuster’s certificate of incorporation includes provisions regulating and defining Viacom’s conduct with respect to Blockbuster and Viacom’s and Blockbuster’s subsidiaries, directors and officers. Blockbuster’s certificate of incorporation provides that no contract or transaction:

•	between Viacom and Blockbuster or any of Viacom’s non-Blockbuster-related subsidiaries and other similar entities; or

•	between Blockbuster and any entity in which one or more of Blockbuster’s directors or officers has a financial interest, which is referred to in this Prospectus-Offer to Exchange as a “related entity;” or

•	between Blockbuster and any of Viacom’s directors or officers, Blockbuster or any of Viacom’s subsidiaries or any related entity;

shall be void or voidable solely because:

•	Viacom, any non-Blockbuster-related subsidiary or other similar Viacom entity or any related entity, or any of Viacom’s or Blockbuster’s directors or officers are parties to the contract or transaction; or

•	any of those directors or officers is present at or participates in the meeting of the board of directors or committee thereof that authorizes the contract or transaction.

Following the effectiveness of the Blockbuster charter amendments, the provisions addressing transactions with interested parties will be deleted from Blockbuster’s certificate of incorporation and Blockbuster’s amended and restated bylaws will contain similar provisions. The bylaws will provide that no contract or transaction:

•	between Blockbuster and any related entity (as defined above); or

•	between Blockbuster and any of its directors or officers;

shall be void or voidable solely:

•	for the above reasons;

•	because the director or officer is present at or participates in the meeting of the board of directors or committee thereof that authorizes the contract or transaction; or

•	because any such director’s or officer’s votes are counted for such purpose;

if:

•	the material facts as to the director’s or officer’s relationship or interest as to the contract or transaction are disclosed or are known to the board of directors or committee thereof and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if such disinterested directors constitute less than a quorum; or

•	the material facts as to the director’s or officer’s relationship or interest as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the stockholders entitled to vote thereon; or

•	the contract or transaction is fair to Blockbuster at the time it is authorized by the board of directors, a committee thereof or the stockholders.

Corporate Opportunities

Blockbuster’s certificate of incorporation provides that, except as Viacom may otherwise agree in writing, neither Viacom nor any non-Blockbuster-related subsidiary or other similar Viacom entity has a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as those business activities conducted by Blockbuster.

The provisions of Blockbuster’s certificate of incorporation described above, as they apply to Viacom, will expire on the date that (1) Viacom and its subsidiaries no longer own at least 20% of the combined voting power of Blockbuster’s outstanding class A and class B common stock and (2) no person who is a director or officer of Blockbuster is also a director or officer of Viacom or one of its subsidiaries.

Following the effectiveness of the Blockbuster charter amendments, Blockbuster’s certificate of incorporation will no longer include provisions addressing corporate opportunities.

Transfer Agent and Registrar

EquiServe Trust Company, N.A. is the transfer agent and registrar for the shares of Blockbuster class A common stock.

COMPARISON OF STOCKHOLDER RIGHTS

Upon completion of this exchange offer, Viacom stockholders who exchange their shares of Viacom class A or class B common stock for Blockbuster class A and class B common stock will become stockholders of Blockbuster. These holders’ rights will continue to be governed by Delaware law and will be governed by Blockbuster’s certificate of incorporation and bylaws. Because Viacom and Blockbuster are both organized under the laws of the State of Delaware, differences in the rights of a stockholder of Viacom from those of a stockholder of Blockbuster arise principally from provisions of the certificates of incorporation and bylaws of each of Viacom and Blockbuster.

The following is a summary of certain important differences between Blockbuster’s certificate of incorporation and bylaws and Viacom’s certificate of incorporation and bylaws. To the extent any of the provisions of Blockbuster’s certificate of incorporation and bylaws described below will be amended by the Blockbuster charter amendments, which will be effective upon Viacom’s acceptance for exchange of shares of Viacom class A and class B common stock pursuant to this exchange offer, a description of these revised provisions is included. Viacom has agreed with Blockbuster that it will vote in favor of the Blockbuster charter amendments at Blockbuster’s 2004 annual meeting. Because Viacom controls 95.6% of the combined voting power of Blockbuster, Viacom will be able, acting alone, to approve the Blockbuster charter amendments.

This summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Viacom’s and Blockbuster’s certificates of incorporation and bylaws, which you should read. Copies of these documents have been filed with the SEC. To find out where you can get copies of these documents, see the section entitled “Where You Can Find More Information About Viacom and Blockbuster” beginning on page 139.

AUTHORIZED CAPITAL STRUCTURE AND LIQUIDATION RIGHTS OF

BLOCKBUSTER AND VIACOM

(AS OF MAY 21, 2004)

CLASS OF SECURITY	AUTHORIZED	OUTSTANDING	LIQUIDATION PREFERENCE
Blockbuster:
Blockbuster class A common stock, par value $0.01 per share	400 million	37,088,131	None
Blockbuster class B common stock, par value $0.01 per share	500 million	144 million	None
Blockbuster preferred stock, par value $0.01 per share	100 million	None	Not applicable

Viacom:
Viacom class A common stock, par value $0.01 per share	750 million	132,090,787	None
Viacom class B common stock, par value $0.01 per share	10 billion	1,600,721,937	None
Viacom preferred stock, par value $0.01 per share	25 million	None	Not applicable

STOCKHOLDER RIGHTS	BLOCKBUSTER	VIACOM
Dividend Policy	Blockbuster has no legal or contractual obligation to pay dividends. However, Blockbuster has paid and currently intends to pay a quarterly dividend of $0.02 per share on its common stock. Blockbuster’s board of directors is free to change Blockbuster’s dividend practices from time to time and to decrease or increase the dividend paid, or to not pay a dividend, on Blockbuster’s common stock on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by Blockbuster’s board of directors, except that Blockbuster’s credit agreement limits its ability to pay dividends. See the sections entitled “Market Prices and Dividend Information—Shares of Blockbuster Class A and Class B Common Stock and Dividends” beginning on page 72 and “Description of Other Material Agreements—New Blockbuster Credit Agreement” beginning on page 134.	Viacom has no legal or contractual obligation to pay dividends. In October 2003, Viacom began paying a quarterly cash dividend on its class A and class B common stock of $0.06 per share. Dividends were paid on October 1, 2003, January 1, 2004 and April 1, 2004 to stockholders of record at the close of business on August 15, 2003, December 8, 2003 and February 27, 2004, respectively. On May 19, 2004, Viacom announced it would pay a dividend on July 1, 2004 to stockholders of record at the close of business on June 1, 2004. Viacom’s board of directors is free to change its dividend practices from time to time and to decrease or increase the dividend paid, or to not pay a dividend, on Viacom common stock on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by Viacom’s board of directors. See the section entitled “Market Prices and Dividend Information—Shares of Viacom Class A and Class B Common Stock and Dividends” on page 71.

Voting, Generally

Blockbuster class A common stock—1 vote per share.

Blockbuster class B common stock—5 votes per share.

The Blockbuster charter amendments provide that, after completion of the transactions described in this Prospectus-Offer to Exchange, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Relationships Between Viacom and Blockbuster—Initial Public Offering and Split-Off Agreement” beginning on page 91.

•      Plurality vote for directors, with class A common stock and class B common stock voting together as a single class.

Viacom class A common stock:

•      1 vote per share.

•      Majority vote for directors and most other matters.

Viacom class B common stock:

•      Except as required by Delaware law, this class has no voting rights or powers.

STOCKHOLDER RIGHTS	BLOCKBUSTER	VIACOM

•      Majority vote for most other matters, with class A common stock and class B common stock voting together as a single class.

•      For more details, see the section entitled “Description of Capital Stock of Blockbuster—Common Stock—Voting Rights” beginning on page 120.

Stockholder Action by Written Consent

Following the effectiveness of the Blockbuster charter amendments, the Blockbuster charter amendments will provide that, except as otherwise provided in Blockbuster’s certificate of incorporation as it may be amended, stockholders may not take action by written consent in lieu of a meeting.

Under Delaware law, unless the certificate of incorporation provides otherwise, stockholders may act by written consent if written consents are received from the holders of the minimum number of votes that would be necessary to authorize that action at a meeting at which all the shares entitled to vote for that action were present and voted. Viacom’s certificate of incorporation does not restrict a stockholder’s ability to act by written consent.

Number of Directors and Size of Board

Blockbuster’s certificate of incorporation allows between three and 12 directors to serve on its board of directors and authorizes the board of directors to set the number of directors within the parameters set by the certificate of incorporation. Blockbuster’s board of directors has set the current number of directors at eight.

Viacom’s certificate of incorporation allows between three and 20 directors to serve on its board of directors and authorizes the board of directors to determine the number of directors from time to time. Viacom’s board of directors has set the current number of directors at 14.

Term of Directors	Each director serves for three years. The directors are divided into three classes, and the terms of one-third of the directors expire each year.	Each director serves for a one-year term and until his or her successor is duly elected and qualified.

STOCKHOLDER RIGHTS	BLOCKBUSTER	VIACOM
Removal of Directors	After Viacom no longer owns a majority of the combined voting power of outstanding Blockbuster common stock, directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the combined voting power of outstanding Blockbuster common stock.	Any or all of Viacom’s directors may be removed with or without cause by Viacom stockholders who represent a majority of all of the aggregate voting power of outstanding shares of Viacom capital stock.

Following the effectiveness of the Blockbuster charter amendments, the reference to Viacom’s ownership of Blockbuster common stock will be deleted and Blockbuster’s certificate of amendment will provide that Blockbuster’s directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster common stock.

Any director may be removed by a majority vote of Viacom’s board of directors if either:

•      the director fails to meet the qualifications stated in Viacom’s bylaws for election as a director; or

•      the director is in breach of any agreement with Viacom relating to such director’s service as a director or employee of Viacom.

Vacancies

Vacancies are filled by a vote of the majority of directors then in office, even if less than a quorum is present.

Following the effectiveness of the Blockbuster charter amendments, vacancies will be filled by a majority of the remaining directors then in office, except that if there are no directors then in office, an election of directors may be held in the manner provided for by the DGCL.

Vacancies are filled by a vote of the majority of directors then in office, even if less than a quorum is present. If there are no directors then in office, an election of directors may be held in the manner provided by the DGCL.

Advance Notice Procedures for a Stockholder Proposal

In general, a stockholder wishing to nominate a director or raise another proposal must notify Blockbuster in writing no less than 120 days prior to the date that Blockbuster’s proxy statement is to be released to its stockholders in connection with Blockbuster’s previous year’s annual meeting of stockholders.

This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal.

There are no provisions regarding advance notice of director nominations or stockholder proposals. A stockholder who wishes to nominate a director or raise another proposal must comply with any applicable provisions of the federal securities laws if such stockholder wishes to have the proposal included in Viacom’s proxy statement.

STOCKHOLDER RIGHTS	BLOCKBUSTER	VIACOM

Viacom is exempt from these advance notice procedures as long as it beneficially owns 30% or more of the combined voting power of outstanding Blockbuster common stock.

Following the effectiveness of the Blockbuster charter amendments, the provisions relating to advance notice for stockholder proposals will be modified as set forth above in the section entitled “Description of Capital Stock of Blockbuster” beginning on page 120. The foregoing paragraph regarding Viacom’s ownership of Blockbuster common stock will be deleted.

Calling of Special Meeting of Stockholders

After Viacom no longer owns a majority of the combined voting power of outstanding Blockbuster common stock, special meetings of Blockbuster stockholders may not be called by Blockbuster stockholders. These meetings may be called only by:

•      any officer at the request of a majority of Blockbuster’s board of directors;

•      Blockbuster’s chairman of the board of directors; or

•      Blockbuster’s chief executive officer.

Following the effectiveness of the Blockbuster’s bylaw amendments, the reference to Viacom’s ownership of Blockbuster common stock will be deleted and Blockbuster’s bylaws will provide that special meetings of the stockholders may not be called by stockholders and may be called only in the circumstances described above.

Special meetings of Viacom stockholders may be called by the:

•      majority vote of the board of directors;

•      chairman of the board of directors;

•      chief executive officer; and

•      vice chairman of the board of directors.

Special meetings of Viacom stockholders must be called by the chairman of the board, the chief executive officer, the vice chairman of the board or secretary at the written request of stockholders representing at least 50.1% of the aggregate voting power of all outstanding shares of Viacom capital stock entitled to vote.

Amendment

Amendments to provisions of Blockbuster’s certificate of incorporation and bylaws by Blockbuster stockholders relating to the following matters require 75% of the combined voting power of outstanding Blockbuster common stock:

•      stockholder action by written consent;

Amendments to provisions of Viacom’s certificate of incorporation and bylaws by Viacom stockholders do not require any supermajority vote, except as provided by Delaware law.

STOCKHOLDER RIGHTS	BLOCKBUSTER	VIACOM

•      number and election of directors;

•      expiration of terms (classified board);

•      vacancies on the board of directors;

•      removal of directors;

•      advance notice procedures for a stockholder proposal;

•      special meetings;

•      the amendment provisions; and

•      certain transactions with stockholders.

Following the effectiveness of the Blockbuster charter amendments, any amendment to the provisions set forth above will continue to require 75% of the combined voting power of outstanding Blockbuster common stock, except that the provision relating to transactions with stockholders will no longer require such a vote. In addition, Blockbuster’s amended and restated bylaws will provide that Blockbuster’s board of directors is expressly authorized to amend the bylaws.

DESCRIPTION OF OTHER MATERIAL AGREEMENTS

New Blockbuster Credit Agreement

Blockbuster has received a financing commitment for a new $1.45 billion credit agreement with a syndicate of lenders to be entered into prior to the payment of the special distribution, which will be secured by pledges of the stock of certain direct and indirect subsidiaries of Blockbuster. Blockbuster’s credit agreement is expected to be comprised of three facilities: (i) a seven-year $500 million revolving credit facility (of which up to $150 million will be reserved for the Viacom letter of credit); (ii) a seven-year $200 million Term A Loan Facility; and (iii) a seven-year $750 million Term B Loan Facility. At the initial drawing, Blockbuster expects to borrow $950 million under the Term A and Term B Loan Facilities primarily for funding the special distribution.

Blockbuster will use the borrowings under its credit agreement:

•	to pay the special distribution of $5.00 per share (approximately $905 million in the aggregate) to its stockholders;

•	to pay certain of the transaction costs related to the special distribution, the split-off and Blockbuster’s credit agreement; and

•	for working capital and general corporate purposes.

Blockbuster’s credit agreement will contain provisions for certain mandatory reductions in loan commitments and certain mandatory repayments of loans, expected to be as follows:

•	Beginning after the end of the third year of the $500 million revolving credit facility, the lenders’ revolving credit commitment shall automatically reduce by 2.5% each quarter during the fourth, fifth and sixth years and terminate in full at the end of the seventh year of such revolving credit facility;

•	The $200 million Term A Loan Facility will require quarterly principal repayments as follows: (a) installments aggregating 15% of the original principal balance of the Term A Loan Facility in each of years two through five of such facility; and (b) installments aggregating 20% of the original principal balance of the Term A Loan Facility in each of years six and seven of such facility;

•	The $750 million Term B Loan Facility will require quarterly principal repayment as follows: (a) installments aggregating 1% of the original principal balance of the Term B Loan Facility in each of years two through four; (b) installments aggregating 10% of the original principal balance of the Term B Loan Facility in each of years five and six; and (c) an installment of 77% of the original principal balance of the Term B Loan Facility in year seven;

•	If Blockbuster sells assets, other than in connection with circumstances in which Blockbuster reinvests the proceeds in its business, Blockbuster will be required to use 50% of the net cash proceeds from such sales over an agreed amount to repay the Term A Loan Facility and the Term B Loan Facility ratably on the remaining scheduled principal installments of such facilities; and

•	If Blockbuster issues debt securities within six months of the payment date of the special distribution, the proceeds of which are not used for acquisitions, Blockbuster will be required to use 100% of the net cash proceeds from such sales to repay the Term A Loan Facility and the Term B Loan Facility ratably on the remaining scheduled principal installments of such facilities.

Borrowings under Blockbuster’s credit agreement will accrue interest at a rate equal to the interest rates prevailing on the London interbank market for the interest period selected by Blockbuster, plus a margin over this rate. The margin on any London interbank market based borrowings will vary based on specified leverage ratios. A fixed rate commitment fee will be charged on the unused portion of the facility.

Blockbuster’s credit agreement is expected to contain customary covenants for Blockbuster not to, among other things:

•	sell or transfer all or any substantial portion of its assets and those of its subsidiaries, taken as a whole, other than sales of stores in the ordinary course and consistent with past practice;

•	merge or consolidate;

•	make restricted payments, dividends or repurchases of stock other than (i) the special distribution, and (ii) up to an aggregate of (x) $300 million plus (y) 50% of the net income of Blockbuster and its subsidiaries (before deducting provisions required by SFAS 142 and/or SFAS 123 or non-recurring expenses incurred in connection with the split-off) accruing after December 31, 2004, provided that certain reductions in Blockbuster’s total leverage ratio have occurred, plus (z) the net cash proceeds of stock issuances by Blockbuster since December 31, 2003;

•	enter into transactions with affiliates unless such transactions are at arm’s length;

•	incur additional indebtedness other than (i) commercial paper issuances; (ii) unsecured indebtedness of Blockbuster in an amount up to $100 million; (iii) any subordinated indebtedness of Blockbuster; (iv) unsecured indebtedness of Blockbuster to refinance the terms loans under its credit agreement; (v) inter-company indebtedness; (vi) indebtedness of subsidiaries and secured indebtedness in amounts to be agreed on above an amount to be agreed on for Blockbuster’s foreign subsidiaries; and (vii) subject to mandatory repayment requirements, refinancings of permitted indebtedness;

•	grant liens other than permitted liens;

•	make investments other than with respect to customary exceptions and agreed dollar baskets; or

•	make acquisitions unless after giving effect thereto Blockbuster shall be in compliance with the financial covenants in its credit agreement on a pro forma basis.

Blockbuster will also be required to comply with financial covenants with respect to: (1) maximum leverage ratio and (2) a minimum fixed charge coverage ratio. Blockbuster’s credit agreement will also contain customary affirmative covenants.

Events of default under Blockbuster’s credit agreement are expected to include, among others: failure to pay principal and interest when due; breach of some of the representations and warranties; failure to perform or observe some of the covenants; cross-default or cross-acceleration by any person or group with respect to indebtedness of Blockbuster and its subsidiaries greater than $50 million; unsatisfied, unstayed judgments against Blockbuster greater than $50 million; bankruptcy; and a change of control. Under Blockbuster’s credit agreement, a change of control includes:

•	the acquisition by any person or group of more than 50% of the voting power of Blockbuster common stock; or

•	Blockbuster’s board of directors ceasing to include a majority of continuing directors based on a Blockbuster post-split-off date board (after giving effect to any resignation and replacement of the Viacom-affiliated directors).

The financing commitment is subject to customary conditions, including satisfactory documentation and no material adverse change in Blockbuster. Blockbuster may also consider the public or private sale of debt securities in lieu of a substantial portion of the proposed Term A and Term B Loan Facilities.

SHARES ELIGIBLE FOR FUTURE SALE

Shares of Blockbuster class A and class B common stock distributed to Viacom stockholders pursuant to this exchange offer will be freely transferable, except for shares of Blockbuster class A and class B common stock received by persons who may be deemed to be “affiliates” of Blockbuster under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Blockbuster. The directors and principal executive officers of Blockbuster, as well as significant stockholders of Blockbuster, will be affiliates. Affiliates of Blockbuster may sell their shares of Blockbuster class A and class B common stock only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act. Pursuant to the registration rights agreement, Blockbuster has agreed to file within ten days of the initial filing of the Registration Statement of which this Prospectus-Offer to Exchange forms a part, a registration statement on Form S-3 to facilitate the public resale of any Blockbuster class A and class B common stock received by NAIRI, Mr. Sumner M. Redstone or any of their respective affiliates in any spin-off.

LEGAL MATTERS

The validity of the shares of Blockbuster class A and class B common stock offered hereby and certain legal matters with respect to the transaction will be passed upon for Viacom and Blockbuster by Vinson & Elkins L.L.P., Dallas, Texas. Certain tax matters will be passed upon for Viacom and Blockbuster by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Blockbuster as of December 31, 2003 and 2002 and for each of the three years for the period ended December 31, 2003 included in this Prospectus-Offer to Exchange and the consolidated financial statements and related financial statement schedule of Viacom incorporated in this Prospectus-Offer to Exchange by reference to Viacom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 have been so included and incorporated by reference, respectively, in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

ABOUT VIACOM AND BLOCKBUSTER

Viacom and Blockbuster file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates.

The SEC also maintains a website that contains reports, proxy statements and other information that Viacom and Blockbuster file electronically with the SEC. The address of that website is http://www.sec.gov.

Shares of Viacom class A and class B common stock are listed on the New York Stock Exchange. Shares of Blockbuster class A common stock are listed on the New York Stock Exchange. You may also inspect reports, proxy statements and other information about Viacom and Blockbuster at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Blockbuster has filed a Registration Statement on Form S-4 under the Securities Act, of which this document forms a part, to register with the SEC the shares of Blockbuster class A and class B common stock to be issued in this exchange offer to Viacom stockholders whose shares of Viacom class A or class B common stock are accepted for exchange. Viacom will file a Tender Offer Statement on Schedule TO with the SEC with respect to this exchange offer. This Prospectus-Offer to Exchange constitutes Viacom’s offer to exchange, in addition to being a prospectus of Blockbuster. This Prospectus-Offer to Exchange does not contain all the information set forth in the Registration Statement, the exhibits to the Registration Statement or the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Viacom, Blockbuster, the Blockbuster class A common stock and the Blockbuster class B common stock, reference is made to the Registration Statement and its exhibits. Statements contained in this document or in any document incorporated in this document by reference as to the contents of any contract or other document referred to within this document or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each statement contained in this document is qualified in its entirety by reference to the underlying documents.

The SEC allows certain information to be “incorporated by reference” into this Prospectus-Offer to Exchange, which means that Viacom and Blockbuster can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Prospectus-Offer to Exchange, except for any information superseded by information contained directly in this Prospectus-Offer to Exchange. This Prospectus-Offer to Exchange incorporates by reference the documents set forth below that Viacom and Blockbuster have previously filed with the SEC. These documents contain important information about Viacom and Blockbuster, their businesses and their financial conditions:

Viacom’s SEC Filings

•	Viacom’s Annual Report on Form 10-K for the year ended December 31, 2003;

•	Viacom’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	Viacom’s Definitive Proxy Statement filed on April 15, 2004;

•	Viacom’s Current Report on Form 8-K filed on June 1, 2004; and

•	The section entitled “Description of Common Stock” set forth in Viacom’s Registration Statement on Form S-3 filed on June 13, 2001.

Blockbuster’s SEC Filings

•	Blockbuster’s Annual Report on Form 10-K for the year ended December 31, 2003;

•	Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	Blockbuster’s Definitive Proxy Statement filed on [ ], 2004; and

•	The description of Blockbuster’s class A common stock set forth in Blockbuster’s Registration Statement on Form 8-A filed on July 13, 1999.

•	The description of Blockbuster’s class B common stock set forth in Blockbuster’s Registration Statement on Form 8-A filed on [ ], 2004.

All documents filed by Viacom and Blockbuster pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus-Offer to Exchange to the date that shares are accepted for exchange pursuant to this exchange offer (or the date that this exchange offer is terminated) shall also be deemed to be incorporated into this Prospectus-Offer to Exchange by reference.

Documents incorporated by reference are available without charge upon request to Viacom’s information agent, [            ]. In order to ensure timely delivery, any request should be submitted no later than [            ], 2004. If you request any incorporated documents, Viacom will mail them to you within one business day after receiving your request.

Viacom and Blockbuster have not authorized anyone to give any information or make any representation about this exchange offer that is different from, or in addition to, that contained in this Prospectus-Offer to Exchange or in any of the materials that Viacom and Blockbuster have incorporated by reference into this Prospectus-Offer to Exchange. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SCHEDULE I — DIRECTORS AND EXECUTIVE OFFICERS OF VIACOM

The following table sets forth the name, title and business address of each of Viacom’s directors, executive officers and controlling persons as of June 18, 2004.

Name	Title
Sumner M. Redstone	Chairman of the Board of Directors and Chief Executive Officer

Tom Freston	Co-President and Co-Chief Operating Officer

Leslie Moonves	Co-President and Co-Chief Operating Officer

Richard J. Bressler	Senior Executive Vice President and Chief Financial Officer

Carl D. Folta	Senior Vice President, Corporate Relations

Robert G. Freedline	Senior Vice President, Treasurer

Michael D. Fricklas	Executive Vice President, General Counsel and Secretary

Susan C. Gordon	Senior Vice President, Controller and Chief Accounting Officer

Carol A. Melton	Senior Vice President, Government Affairs

William A. Roskin	Senior Vice President, Human Resources and Administration

Martin M. Shea	Senior Vice President, Investor Relations

George S. Abrams	Director

David R. Andelman	Director

Joseph A. Califano, Jr.	Director

William S. Cohen	Director

Philippe P. Dauman	Director

Alan C. Greenberg	Director

Jan Leschly	Director

David T. McLaughlin	Director

Shari Redstone	Director

Frederic V. Salerno	Director

William Schwartz	Director

Patty Stonesifer	Director

Robert D. Walter	Director

The address of each director and/or executive officer listed above is c/o Viacom Inc., 1515 Broadway, New York, New York 10036.

ANNEX A—BLOCKBUSTER’S ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                      to

Commission File Number 001-15153

BLOCKBUSTER INC.

(Exact name of registrant as specified in its charter)

DELAWARE	52-1655102
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1201 Elm Street

Dallas, Texas 75270

(214) 854-3000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, $.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10–K.     ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).     Yes ☒    No ☐

As of June 30, 2003, which was the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the registrant’s common stock held by non-affiliates was about $592,363,064, based on the closing price of $16.85 per share of class A common stock as reported on the New York Stock Exchange composite tape on that date.

As of March 1, 2004, 36,978,806 shares of class A common stock, $.01 par value per share, and 144,000,000 shares of class B common stock, $.01 par value per share, were outstanding.

A-i

BLOCKBUSTER INC.

A-ii

PART I

Item 1.    Business

BLOCKBUSTER OVERVIEW

Blockbuster Inc. is a leading global provider of in-home rental and retail movie and game entertainment, with approximately 8,900 stores in the United States, its territories and 27 other countries as of December 31, 2003. During 2003, our business continued to improve financially as we worked to reposition our business. Strategically, we focused on improving profitability and developing and implementing new initiatives. We believe our new initiatives will benefit Blockbuster going forward by replacing declining movie rental revenues and adding incremental revenue. We continued to take advantage of the increased consumer interest in both the DVD format and games by capitalizing on the consumer traffic generated by our rental business, as well as our expansive store base, to further enhance our position in the retail market and increase revenues. In addition to growing revenues, we accomplished our primary goal of improving the profitability of our rental and retail businesses. Our strategy to continue to enhance our position in the retail market and improve both our rental and retail profitability resulted in record revenues and gross profit for 2003 of $5.91 billion and $3.52 billion, respectively. Of our revenues, 73.8% were generated in the United States and 26.2% were generated outside of the United States.

As of March 1, 2004, Viacom Inc., through its beneficial ownership of 3,491,816 shares of our class A common stock and 144 million shares of our class B common stock, owned common stock representing about 81.5% of our equity value and about 95.6% of the combined voting power of our outstanding common stock. On February 10, 2004, Viacom announced its intentions to pursue the divestiture of its 81.5% equity interest in us. Viacom also announced that it anticipates that the divestiture will be achieved through a tax-free split-off, but that it will also continue to consider other alternatives. This transaction is subject to approval by the Viacom board of directors and an assessment of market conditions. In the event of a split-off, we anticipate that our board of directors may consider issuing a special dividend, subject to acceptable financing and other considerations, to all stockholders including Viacom. We believe that we can compete effectively as an independent company and that separation from Viacom would better position us to better pursue our unique strategic vision and significant avenues for expansion.

INDUSTRY OVERVIEW

Domestic Home Video Industry—In-Home Movies

Consumer Spending. The home video industry includes in-home movie entertainment offered through the retail home video, cable and satellite industries. The retail home video industry includes the sale and rental of movies on DVD and VHS by traditional video store retailers such as Blockbuster, as well as online and other retailers, including mass merchant retailers. According to estimates of Kagan Research (“Kagan”), consumer spending for in-home movie viewing in the United States increased from about $23.6 billion in 2002 to about $25.8 billion in 2003 and is projected to increase to about $39.9 billion by 2008. The U.S. retail home video industry represented about $24.2 billion of the $25.8 billion in revenues during 2003. The remainder of the revenues were generated by pay-per-view and other specialized cable and satellite services.

Of the estimated $24.2 billion in revenues generated by the U.S. retail home video industry during 2003, about $16.0 billion were generated by sales of movies and about $8.2 billion were generated by rentals of movies, including approximately $277.9 million generated by DVD rental subscription programs. This compared to about $13.8 billion of revenues that were generated by sales of movies and about $8.3 billion that were generated by rentals of movies during 2002, including approximately $162.5 million generated by DVD rental subscription programs. While the overall retail home video industry is projected to grow over the next several years, Kagan projects that movie rental revenues will decline from approximately $8.2 billion in 2003 to about $7.0 billion in 2008. Adams Media Research, however, does not project similar declines in movie rental revenues. Because of the many variables affecting movie rental revenues, it is difficult to predict fluctuations in the movie rental industry with certainty. For the reasons discussed below, however, although we believe that movie rental revenues will continue to decline in 2004, we believe they should stabilize in 2005 and 2006.

The increased sale of movies reflects the movie studios’ continued “sell-through” pricing to home video retailers for DVDs. As discussed in more detail below under “—Suppliers and Purchasing Arrangements,” unlike the historically high wholesale pricing for VHS product, substantially all DVD product is released at a price to the home video retailer that is low enough to allow for affordable pricing for sales to consumers at the same time as movies are released to consumers for rental. This sell-through pricing has given consumers the option to purchase DVDs instead of, or in addition to, renting them and has enabled consumers to build libraries of classic movies and personal favorites. Although movie sales are estimated to have increased during 2003, rental transactions continued to exceed sales transactions. During 2002, rentals represented approximately 73.8% of the total number of industry transactions and sales represented approximately 26.2% of the total number of industry transactions. During 2003, rentals represented approximately 70.9% of the total number of industry transactions and sales represented approximately 29.1% of the total number of industry transactions. We believe that rentals continue to provide a compelling proposition for consumers because movie rentals offer relatively low cost entertainment and because they provide consumers who are contemplating a purchase with an inexpensive opportunity to view a title prior to making a purchasing decision. In addition, we believe that the increasing market penetration of the DVD format beyond the typically more affluent early adopters will also continue to drive rental transactions due to the economic value associated with a rental. The number of U.S. DVD households is estimated to have increased from 39% of U.S. television households at the end of 2002 to nearly 51% of U.S. television households by the end of 2003. Kagan projects that this will increase to over 62% of U.S. television households by the end of 2004 and to nearly 89% of U.S. television households by the end of 2008. Later-adopting DVD households are generally less likely to purchase DVDs at the high rates of early adopters. We also believe that rental subscription programs will help drive rental business in the future.

Kagan projects that sales and rentals of movies in the United States will decline somewhat as a percentage of overall consumer spending for at-home movie viewing; however, we believe that the DVD format will drive continued growth in the retail home video industry due to (i) its superior sound and picture quality and (ii) the additional home viewing features that it offers such as deleted scenes, outtakes, cast interviews, interactive features, director commentary, multiple language tracks and the ability to skip directly to scenes, rather than fast-forwarding and rewinding. We believe that growth in the retail home video industry will also be driven by the increasing popularity of in-home theater systems and related enhanced viewing and sound capabilities, including the anticipated launch of high-definition DVD. In addition, there are substantial opportunities in the consumer market for used DVDs, which we believe will also drive industry growth by providing additional retail opportunities, including trading of used DVDs.

Studio Release Schedule to Home Video Retailers. A competitive advantage that the U.S. retail home video industry currently enjoys over most other movie distribution channels, except theatrical release, is the early timing of its “distribution window.” As discussed below under “—Movie Studio Dependence on the Retail Home Video Industry,” the retail home video industry is a critical source of revenue to U.S. movie studios. In order to maximize this revenue, studios release their movies to different distribution channels at different points in time. The first distribution channel after theatrical release is home video (rental and retail, including mass merchant retail) on DVD and VHS. This distribution window is typically exclusive against most other forms of non-theatrical movie distribution, such as pay-per-view, video-on-demand, premium television, basic cable and network and syndicated television. The length of this exclusive distribution window for home video retailers varies, but has traditionally ranged from about 45 to 60 days for domestic home video retailers. Thereafter, movies are made sequentially available to television distribution channels. Although the distribution window is a significant advantage to the U.S. retail home video industry in general, its advantage to traditional home video retailers like Blockbuster has been diminished due to the sell-through pricing of DVDs, which has resulted in significant competition from mass merchant retailers, as movies are released for rental and sale at the same time.

Studio pricing is discussed further below under “—Suppliers and Purchasing Arrangements” and “Cautionary Statements—Cautionary Statements Relating to Our Video Store Business—Current Studio Pricing Policies Have Resulted in Increased Competition from Mass Merchant Retailers, Which Has Affected, and Will Continue to Affect, Consumer Rental and Purchasing Behavior. We Cannot Control or Predict with Certainty Future Studio Decisions. Future Changes in Studio Pricing Could Negatively Impact our Profitability.”

International Home Video Industry—In-Home Movies

Some of the attributes of the home video industry outside of the United States are similar to those of the home video industry within the United States. For example, the major studios generally release movies outside of the United States according to sequential distribution windows. However, other attributes of the home video industry outside of the United States do not necessarily mirror the home video industry within the United States. For example, most countries have different systems of supply and distribution of movies, and competition in many of our international markets tends to be more fragmented. In addition, under the laws of some countries and trading blocs (e.g., the European Union), the right to rent a home video is obtained through a licensing arrangement or a “purchase-with-the-right-to-rent” arrangement, and studios may charge home video retailers more for VHS and DVD product purchased by such retailers for rental than product purchased just for retail sale. This is commonly referred to as “two-tiered pricing,” and it affects our international business, especially in the United Kingdom, Ireland, Italy and Spain. Two-tiered pricing not only results in increased competition from mass merchant retailers in those countries and trading blocs, it also creates increased competition with those video rental outlets who operate in violation of the two-tiered pricing scheme. The potential impact of studio pricing decisions is discussed under “Cautionary Statements—Cautionary Statements Relating to Our Video Store Business—Current Studio Pricing Policies Have Resulted in Increased Competition from Mass Merchant Retailers, Which Has Affected, and Will Continue to Affect, Consumer Rental and Purchasing Behavior. We Cannot Control or Predict with Certainty Future Studio Decisions. Future Changes in Studio Pricing Could Negatively Impact our Profitability.” The international home video industry also faces high levels of piracy. Although piracy is also a concern in the United States, it is having a more significant adverse affect on the retail video industry in international markets. Piracy is discussed further below under “—Competition” and “Cautionary Statements—Cautionary Statements Relating to Our Video Store Business—Piracy of the Products We Offer May Adversely Affect Our Operations.”

Movie Studio Dependence on the Retail Home Video Industry

Of the many movies produced by major studios and released in the United States each year, relatively few are profitable for the movie studios based on box office revenues alone. As a result, the studios rely upon the distribution window in order to maximize revenues. According to industry estimates, sales and rentals of DVDs and videos through the retail home video industry, which includes traditional video store retailers such as us, as well as online and other retailers such as mass merchant retailers, continue to be the largest source of revenue to U.S. movie studios. In 2002, the retail home video industry is estimated to have contributed between approximately 45 percent to 55 percent of studios’ revenues. Although detailed industry data is not yet available, we believe that the contribution to studios’ revenues was approximately the same in 2003.

We believe that sales and rentals by home video retailers will continue to be a key source of revenues for the movie studios. In addition, rentals provide particular benefits to the studios, as video rental stores acquire and rent movies that did not generate significant revenues in the theatrical box office, thus providing the movie studios with a reliable source of revenue for movies that would not be as popular for purchase. We believe that consumers are more likely to view movies that were not box office hits through a rental than through most other post-theatrical distribution channels because

•	the relatively low cost of a movie rental encourages consumers to rent movies they might not pay to view at a theater or desire to own;

•	to the extent a consumer is considering purchasing a title, renting offers the consumer a low cost opportunity to view a movie prior to making a purchasing decision; and

•	video rental stores provide a convenient opportunity to browse and make an impulse choice among a very broad selection of movie titles.

As discussed above under “—Domestic Home Video Industry—In-Home Movies—Studio Release Schedule to Home Video Retailers,” we believe there is a strong economic incentive to the studios to maintain the distribution window. However, any consolidation or vertical integration of media companies to include both content providers and digital distributors could pose a risk to the continuation of the distribution window.

Home Video Game Industry

During 2003, the home video game industry continued to expand. According to industry estimates, there were approximately 42.9 million active game console households by the end of 2003, up from an estimated 41.6 million active game console households at the end of 2002. Game software sales for the existing platforms also increased from approximately $4.9 billion in 2002 to approximately $5.0 billion in 2003. According to industry estimates, however, hardware sales for the major platforms are expected to decline in 2004, in anticipation of new, more advanced platforms in late 2005 or early 2006. Game software sales for these platforms are likewise expected to decline in 2004 following increases in both 2002 and 2003. These anticipated declines reflect the cyclical nature of the home video game industry, which has traditionally been affected by changing technology, limited hardware and software lifecycles, frequent introduction of new products and the popularity, price and timing of new hardware platforms and software titles. The home video game industry typically grows with the introduction of new hardware platforms and games, but tends to slow prior to the introduction of new platforms, as consumers hold back their purchases in anticipation of new platform and game enhancements. However, we believe that the cyclical nature of the industry, along with the sizeable number of gaming households and the substantial number of game titles available, should contribute to the creation of a significant market for used games and games trading. Games trading enables consumers to exchange their games for new games or other used games.

We also believe that the game rental industry continues to play an important role in the video game cycle, due in part to the relatively high purchase prices for game software. Video games typically generate most of their rental revenue during the first twelve months after their initial release. We believe that during this time period, the difference between the retail price and the rental price of a popular new video game title is typically high enough to make rentals an attractive alternative for customers. In addition, we believe rental pricing provides an attractive alternative for customers who do not want to buy a game close to the introduction of a new hardware platform. Game rentals also provide a testing ground for many consumers considering a game purchase.

OUR BUSINESS

General

Blockbuster is a leading global provider of in-home rental and retail movie and game entertainment, with approximately 8,900 stores in the United States, its territories and 27 other countries as of December 31, 2003. During 2003, our business continued to improve financially as we worked to reposition our business. Strategically, we focused on improving profitability and developing and implementing new initiatives. We believe our new initiatives will benefit Blockbuster going forward by replacing declining movie rental revenues and adding incremental revenues. We continued to take advantage of the increased consumer interest in both the DVD format and games by capitalizing on the consumer traffic generated by our rental business, as well as our expansive store base, to further enhance our position in the retail market and increase revenues.

In addition to growing revenues, in 2003, we accomplished our primary goal of improving the profitability of our rental and retail businesses by (1) increasing rental gross margin through more efficient buying and inventory management; (2) improving retail gross margin through increases in the average selling price of retail product; (3) decreasing marketing expenditures by leveraging increased advertising and promotion of video titles by the studios and the greater use of cost effective direct marketing tools; (4) reducing low margin, traffic-driving transactions implemented during the second half of 2002 to enhance our presence in the retail market; and (5) improving labor productivity in our domestic stores. Our approach during 2003 allowed us to be flexible in our ability to drive bottom-line profitability under market conditions that were unfavorable to significant revenue growth. Although this approach had some negative impact on our same-store revenues during 2003, we believe our increases in profitability and cash flows are critical components of our strategy to participate in new opportunities and drive new initiatives such as (i) the expansion of our rental subscription programs; (ii) the continued development of our games store-in-store concepts; and (iii) the continued development and implementation of our movie and games trading model, each of which is discussed below.

•	Expansion of our rental subscription programs. Our rental subscription programs for movies and games allow customers to purchase a rental pass that permits them to rent an unlimited number of titles for one price during the term of the pass, subject to certain limitations. In addition to the value to the customer of being able to rent multiple titles for one price, an attractive feature of these programs is that there are generally no extended viewing fees during the term of the pass. We believe that these programs will help drive our rental business in the future. During 2003, we relaunched our Game Freedom Pass in substantially all of our domestic stores. We also currently have store-based movie subscription programs in about 25% of our U.S. locations and we plan to offer these programs in substantially all of our remaining U.S. locations during 2004. We are also planning to launch an online version of these programs during 2004.

•	Continued development of our games store-in-store concept. Our games store-in-store concept generally allows customers to rent, sell and buy new and used game software and hardware all within the convenience of one location. The recent increase in the number of specialty games retailers has had an impact on our games business. As such, we believe it is important for us to expand our presence with our games store-in-store concept both as an offensive measure, as a means to capitalize on growth opportunities, and defensively, in response to competition from specialty retailers. In addition, as games trading is an alternative to rental, we want to be competitive in the games trading business. At the end of 2003 we had 177 games store-in-stores; 151 in the United States operating under our Game Rush logo and 26 internationally, primarily under our Gamestation brand. The Gamestation locations currently offer game sales and trading, but not rentals, unlike our Game Rush locations, which offer game sales, rentals and trading. Our store-in-store locations have contributed to increased overall customer traffic. We continue to maximize our operating efficiencies by having dedicated game staff during peak hours and by using employees from the movie side of the store during lower traffic hours.

•	Continued development of our movie and games trading model. We believe that trading provides an opportunity for significant incremental revenue. A substantial number of DVDs and games have been sold and are in the hands of our customers. We believe that customers are interested in trading their DVDs and games if they can get a fair value for them. Trading allows customers to trade their used DVDs and games in exchange for merchandise credit, discounts on other products and, in some stores, cash. We believe that expanding our offering of this service will significantly improve our selection of product and will drive sales of new, as well as used, DVDs and games.

Our initiatives will require significant investments, including investments to upgrade our systems. As a result, we expect 2004 to be a year of investment and implementation, and we plan to incur between $70 million and $90 million in incremental operating expenses and significant capital expenditures relating to these initiatives.

In addition to the expansion of our rental subscription programs as discussed above, we may test other alternatives to our standard rental model to respond to competitive alternatives that do not have extended viewing fees and to lower customer dissatisfaction with extended viewing fees. Generally, when a customer in the United States, for example, elects to keep rental product beyond the initial rental period, the customer’s rental is successively continued for the same number of days and at the same price as the initial rental period, until such point as the product is purchased under the terms of the membership agreement or is returned. Alternatives that we are considering include, for example, testing various term or price adjustments and launching an upgrade to our existing BLOCKBUSTER Rewards® program that may reduce or provide an alternative benefit associated with extended viewing fees. We are evaluating the impact that these tests, including the potential elimination of extending viewing fees, might have on our revenues and profits.

International Operations

We are a leading international provider of in-home rental and retail movie and game entertainment. As of December 31, 2003, we had 3,197 stores operating under the BLOCKBUSTER brand and other brand names owned by us located in 27 markets outside of the United States. Of these stores, 671 were operated through our franchisees. In the Republic of Ireland and Northern Ireland, we operate under the XTRA-VISION brand name due to its strong local brand awareness. In the United Kingdom, we operate stand-alone and store-in-store games locations under the brand name Gamestation. In 2003, 26.2% of our worldwide revenues were generated outside of the United States, compared to 21.1% in 2002 and 20.0% in 2001. Additional information regarding our revenues and long-lived assets by geographic area is included in Note 15 to our consolidated financial statements.

Following a strong year in 2002, our international operations faced a very challenging year in 2003 with a decrease in same-store rental revenues of approximately 2.9% and a decrease in total same-store revenues of approximately 0.7%. These results reflect the impact during 2003 of unseasonably warm weather in Europe during the summer months, strong competition from mass merchant retailers and specialty outlets and an increase in piracy. However, we continue to believe that our international markets will continue to be significant financial and strategic contributors to our overall business. Our global presence allows us to capitalize on opportunities worldwide, as we continue to extend our U.S. concepts to our international markets and vice versa. We believe this gives us an advantage over competitors that are solely dependent on a U.S. business. For example, we have the opportunity to use our knowledge and experience from our Gamestation operations in our other markets around the world, including the United States.

We expanded our international presence during 2003, adding a net of 137 company-operated stores, including 43 stand-alone Gamestation stores, and adding a net of 81 franchise stores. We also added 26 Gamestation store-in-stores during 2003, and expect to add approximately 60 stand-alone and 20 Gamestation store-in-stores in 2004. We believe there are significant growth opportunities in our international operations and continue to test and roll out new initiatives. For example, we presently have approximately 60 trading store-in-

stores in the United Kingdom where customers can trade and buy DVDs, videos and games. We have also experienced positive test results for trading in other markets, including Spain. We continue to test models for subscription based rentals, both in-store and online. In 2004, we plan to focus testing and rollout of our new initiatives for our company-operated stores in our five major international markets: Canada, Ireland, Italy, Mexico and the United Kingdom, with substantial focus on the Gamestation concept.

In January 2004, we announced that we would be exiting the Hong Kong market, and in February 2004, our franchisee in Ecuador announced that it planned to discontinue operations, stating he was unable to compete with illegally pirated product in the country. In addition, we plan to discontinue our operations in Norway at the end of March 2004. We will continue to evaluate our international markets and may decide to exit additional international markets during 2004, or convert some markets into franchise operations. These decisions reflect our desire to better focus on key international markets.

We maintain offices for each major region and most of the countries in which we operate in order to manage, among other things, (i) store development and operations; (ii) marketing; and (iii) the purchase, supply and distribution of each store’s products.

Stores and Store Operations

Site Selection. We have developed a comprehensive model that we use to find suitable locations for company-operated stores and to assist our franchisees with finding suitable locations for franchised stores. We seek to place stores in locations that are convenient and visible to the public. We also seek to locate our stores in geographic areas with population and customer concentrations that enable us to better allocate available resources and manage operating efficiencies in inventory management, advertising, marketing, distribution, training and store supervision. We use our extensive membership transaction and real estate databases to maximize revenues without significantly decreasing the revenues of our nearby stores. We also periodically examine whether the size and formats of our existing stores are optimal for their location and may adjust the size of or relocate existing stores as conditions require. Our franchise program provides us with an additional avenue for expanding our consumer reach. Outside of the United States, we plan to open most of our new company-operated stores in our core markets in which we already have a significant presence.

Within each targeted market, we identify potential sites for new and replacement stores by evaluating market dynamics, some of which include population demographics, customer concentration levels and competition. We use our extensive real estate database and membership transaction database to continuously monitor market conditions and select strategic store locations.

Store Development. During 2003, we opened or purchased 341 company-operated stores (180 in the United States and 161 outside of the United States). During 2003, we also sold or closed 143 company-operated stores (119 in the United States and 24 outside of the United States), for a net addition of 198 company-operated stores worldwide. We also opened or purchased 144 franchised stores (57 in the United States and 87 outside of the United States) and closed, sold or transferred 20 franchised stores (14 in the United States and 6 outside of the United States), for a net addition of 124 franchised stores worldwide. Overall, on a worldwide basis, we had a net addition of 322 stores.

Store Operations. Our U.S. company-operated stores generally operate under substantially similar hours of operation. Domestic stores are generally open 365 days a year, with daily hours from approximately 10:00 a.m. to 12:00 midnight. The hours of operation for franchised stores will vary depending on the franchisee, but generally, franchisees decide to follow the store hours of our company-operated stores. Our U.S. company-operated stores each employ an average of 14 people, including one store manager and one assistant store manager. Staffing for franchised stores will vary and is the sole responsibility of our franchisees. International store operations vary by country.

Store Locations. At December 31, 2003, in the United States and its territories, we operated 4,579 stores and our franchisees operated 1,091 stores. The following map sets forth the number of domestic stores we operated, including stores operated by our franchisees, as of December 31, 2003.

At December 31, 2003, outside of the United States, we operated 2,526 stores, including 115 specialty games stores operating under the name Gamestation. In addition, our franchisees operated 671 stores outside of the United States. The following table sets forth, by country, the number of stores operated by us and by our franchisees as of December 31, 2003.

COUNTRY (1)	Number of Company- Operated Stores	Number of Franchised Stores	Total(1)(2)
Great Britain(3)	837	—	837
Canada	407	—	407
Australia	122	270	392
Mexico	315	6	321
Italy	182	50	232
Ireland (Republic) and Northern Ireland	199	—	199
Taiwan	90	37	127
Spain	108	10	118
Brazil	—	114	114
Argentina	83	1	84
Chile	82	—	82
Denmark	73	—	73
New Zealand	—	33	33
China (Hong Kong)(4)	23	—	23
Portugal	—	22	22
Thailand	—	22	22
Colombia	—	19	19
Panama	—	15	15
Israel	—	14	14
Venezuela	—	14	14
Dominican Republic	—	13	13
Peru	—	12	12
El Salvador	—	8	8
Guatemala	—	6	6
Ecuador(5)	—	5	5
Uruguay	3	—	3
Norway(6)	2	—	2

International Store Total	2,526	671	3,197

(1)	This does not include non-operating stores that are leased or owned.
(2)	In addition to the stores listed in the table, as of December 31, 2003, there were 135 video vending machines in Great Britain and Spain.
(3)	Includes stand-alone Gamestation stores.
(4)	On January 29, 2004, we announced that we would be exiting the Hong Kong market over the next 18 months.
(5)	During February 2004, our franchisee in Ecuador discontinued operations, stating he was unable to compete with illegally pirated product in the country.
(6)	We plan to discontinue our operations in Norway at the end of March 2004.

Franchised Operations

We believe our franchising program is an effective way to expand our consumer reach. At December 31, 2003, our approximately 200 franchisees operated 1,091 stores in the United States and 671 stores outside of the United States. Our $5.91 billion in revenues during 2003 does not include the actual revenues of our franchisees as we only record royalty revenues generated from our franchised operations. Under our current U.S. franchising program, we enter into a development agreement and subsequent franchise agreement(s) with the franchisee. Pursuant to the terms of a typical development agreement, we grant the franchisee the right to develop one or a specified number of stores at a permitted location or locations within a defined geographic area and within a specified time. We generally charge the franchisee a development fee at the time of execution of the development agreement for each store to be developed during the term of the development agreement. The typical franchise agreement is a long-term agreement that governs, among other things, the operations of the store to protect our brand. We generally require the franchisee to pay us a one-time franchise fee and continuing royalty fees, service fees and monthly payments for, among other things, maintenance of our proprietary software. In addition, we provide optional programs and product and support services to our franchisees for which we sometimes receive fees. We require our franchisees to contribute funds for national advertising and marketing programs and also require that franchisees spend an additional amount for local advertising. We do not control franchisee pricing or rental policies, nor do we require our franchises to purchase inventory from us. Generally, a franchisee has sole responsibility for all financial commitments relating to the development, opening and operation of its stores, including rent, utilities, payroll and other capital and incidental expenses. We cannot assure you that our franchisees will be able to achieve profitability levels in their businesses sufficient to pay our franchise fees. Furthermore, we cannot assure you that we will be successful in marketing and selling new franchises or that any new franchisees will be able to obtain desirable locations and acceptable leases.

Online Operations

During 2003, our primary focus for our web site, blockbuster.com, continued to be to support our stores and drive store revenues through promotional offers by means of features such as:

•	information about movies and games;

•	promotion of in-store special offers; and

•	suggestions of movies based upon a customer’s evaluation of selected movies.

A significant and growing market for online rental subscription services has developed, which has had and could continue to have a negative impact on our business. Online subscription, however, also provides us with a significant opportunity for growth.

During 2004, we plan to launch our online rental subscription service. We intend to be aggressive with our online initiatives, as we believe an online subscription service is a good strategic extension for us and should complement our store-based subscription programs. We expect this service to ultimately drive store revenues by not only attracting new customers who want the convenience that both the online and store channels provide, but also by bringing back customers who we have lost to competing online rental services. Our brand, database and distribution network, combined with our planned system upgrades, should enable us to successfully compete in online rental and have a substantial advantage over existing competition.

We will competitively pursue this business opportunity. As a result, we expect to incur significant start up costs, which may lead to operating losses in our online operations during 2004 and 2005. We are determined, however, to gain appropriate market share in the online rental subscription business, regardless of the expected negative short-term impact on our operating results.

Netflix, our primary domestic competitor in online rental, recently stated that it had obtained a patent covering online rental subscription. We do not believe the patent will prevent us from carrying out our strategy for online subscription rental. The patent is discussed further below under “Cautionary Statements—Cautionary Statements Relating to Our Video Store Business—We Could Incur Substantial Costs Defending Ourselves in Any Suits Brought Against Us Asserting Patent or Other Intellectual Property Rights.”

Marketing and Advertising

We design our marketing and advertising campaigns to take advantage of opportunities in the marketplace and thereby maximize our marketing and advertising expenditures. We obtain information from our membership transaction database, our real estate database and outside research agencies to formulate and adjust our marketing and advertising campaigns based on:

•	membership behavior and transaction trends;

•	our market share in the relevant market;

•	our financial position;

•	our level of store development and brand awareness relative to our competitors within the relevant market;

•	our evaluation of industry trends;

•	local demographics; and

•	other local competitive issues.

This enables us to focus our resources in areas that generate the best return on investment.

During 2003, we continued to capitalize on our ability to offer promotions that provide an alternative to the offerings that are provided by mass merchant retailers. For example, in the United States, we reintroduced our “Guaranteed in Stock” rental program, offered movie “pre-sales,” offered the subscription based “Movie Freedom Pass” and relaunched our subscription based “Game Freedom Pass” in substantially all of our U.S. locations. In addition, we launched the “Big DVD Exchange” program and continued our Blockbuster Rewards Program. Each of these promotions is discussed below.

•	Guaranteed in Stock. The Guaranteed in Stock program offers customers the assurance that certain popular newly released video titles will be in stock or the customer will receive a coupon that can be redeemed for a free rental of that movie within the following 30 days.

•	Movie “Pre-Sales.” Movie Pre-Sales allow customers an opportunity to pre-order select new release movies that may be bundled with great value added offers.

•	Movie Freedom Pass and Game Freedom Pass. These programs allow customers to rent an unlimited number of titles for one price and keep them for whatever period of time that they desire during the term of the pass, subject to certain limitations.

•	Big DVD Exchange. The Big DVD Exchange allows customers to trade in any DVD and purchase a selected new release DVD at a reduced price.

•	Blockbuster Rewards Program. This premium membership program is designed to offer benefits to our customers and enhance customer loyalty by encouraging our customers to rent movies and games only from our stores.

We continued our customer relations management (“CRM”) business strategy to build relationships with specific customer segments in order to maintain our high value customers and introduce our customers to our new initiatives. By segmenting our customer base and targeting our direct marketing channel communications, we are improving the effectiveness and efficiency of our direct marketing efforts in traditional channels such as direct mail and customer service, as well as non-traditional channels such as e-mail, point of sale, and eventually, wireless.

Our CRM activities positively impact our ability to drive incremental store visits and customer retention rates. We are communicating with customers at critical junctions in the “customer lifecycle” and driving changes to their activity to enhance our business. Additionally, we continue frequent and consistent relationship building activities with customers via e-mail, an extremely low cost communication channel, and by direct mail. Our CRM capabilities are further discussed below under “—Management Information Systems.”

We reduced our overall advertising expenses during 2003 by leveraging increased advertising and promotion of video titles by the studios and focusing on cost effective direct marketing tools. Worldwide, during 2003 we incurred $179.4 million in advertising expenses, which included $126.8 million in the United States and $52.6 million outside of the United States, compared to $249.2 million in advertising expenses during 2002, which included $203.3 million in the United States and $45.9 million outside of the United States. We expect the studios will continue their trend in spending to advertise new DVD releases. In addition, some of our business alliances, including some of those with the studios, allow us to direct a portion of their home video advertising expenditures.

During 2004, we will continue to leverage studio advertising of new releases and use more cost effective direct marketing tools. Overall, however, we may increase advertising expenses in 2004 as needed to support our new initiatives. We will continue to adjust our core advertising spend as necessary depending on market opportunities.

Suppliers and Purchasing Arrangements

During 2003, we purchased approximately half of our movie rental inventory for our U.S. company-operated stores directly from the studios on a title-by-title basis through purchase orders, with the remainder of the product being purchased through various “revenue-sharing” arrangements. The number of domestic movie rental inventory units and game software rental inventory units purchased under revenue-sharing arrangements increased throughout the year. This provided us with flexibility in our rental copy depth, while also providing the ability to maintain a favorable level of movie rental gross margin.

Revenue-sharing arrangements for movie rental inventory require us to share an agreed upon percentage of our rental revenues with a studio for a limited period of time. Revenue-sharing arrangements also generally provide for a low initial payment for product, with the remainder of revenue-sharing product payments becoming due as rental revenues are earned. In addition to the revenue-sharing component, each arrangement also provides for the method of disposition of the product at the conclusion of the rental cycle. Revenue-sharing arrangements for rental game software are generally negotiated on a title-by-title basis, but are otherwise similar to our movie arrangements.

Revenue-sharing arrangements were significant to us historically due to otherwise relatively high wholesale prices for VHS rental product, which made it difficult for home video retailers to purchase enough copy depth to satisfy consumer demand. Studio pricing for movies released to home video retailers historically was based on whether or not a studio desired to promote a movie for both rental and sale to the consumer, or primarily for rental, from the beginning of the home video distribution window. In order to promote a movie title for rental, the title would be released to home video retailers at a price that was too high to allow for an affordable sales price by the retailer to the consumer at the beginning of the retail home video distribution window. As rental demand subsided, the studio would reduce pricing in order to then allow for reasonably priced sales to consumers. The initial period during which the movie was released with higher pricing was referred to as the “rental window.” Currently, substantially all DVD titles are released at a price to the home video retailer that is low enough to allow for an affordable sales price by the retailer to the consumer from the beginning of the retail home video distribution window. This lower initial pricing is referred to as “sell-through” pricing. As the home video market has shifted towards the sell-through priced DVD format, the significance to us of revenue-sharing arrangements has declined, as the lower sell-through pricing for DVD product has enabled us to acquire significant quantities of product with or without revenue-sharing. During 2003, we increased our use of revenue-sharing arrangements for both VHS and DVD product as an important part of our focus on increasing rental margins by allowing us the flexibility to increase our copy depth, while providing the ability to maintain a favorable level of movie rental gross margin. Based on market conditions, however, the studios or we may decide to reduce, or even discontinue, use of revenue-sharing arrangements in the future.

In our international markets, slightly more than half of our rental inventory is purchased on a title-by-title basis through purchase orders directly from the studios or through sub-wholesalers appointed by the studios to distribute the studios’ product in particular countries. The remainder of our international rental product is purchased under revenue-sharing arrangements similar to those discussed above. Our purchasing arrangements vary by country depending on factors such as the availability of the rental window and revenue-sharing terms.

Retail movie and game inventory is purchased from the studios or their designated sub-wholesalers on a title-by-title basis through purchase orders. We purchase general merchandise that is complementary to our rental and retail movie and video game inventory, such as confection, licensed merchandise, game and other accessories and consumer electronics, from a variety of suppliers on a product-by-product basis through purchase orders.

We require each franchisee to comply with basic guidelines that set forth the minimum amount and selection of movies to be kept in its store inventory. Franchisees typically obtain movies from their own suppliers and are also responsible for obtaining some of the other complementary products from their own suppliers. However, if we have purchased the distribution rights to a movie or if a franchisee participates with us under our revenue-sharing arrangements, the franchisee may obtain the applicable product from us.

Distribution and Inventory Management

In the United States, we receive substantially all of our movies and games at our 850,000 square foot distribution center in McKinney, Texas. The distribution center is a highly automated, centralized facility that we use to mechanically repackage newly released movies and games to make them suitable for rental at our stores. We also use our distribution center to restock products and process returns, as well as to provide some office space. We use a network of third-party delivery agents for delivery of products to our U.S. stores. We ship our products to these delivery agents, located strategically throughout the United States, which in turn deliver them to our stores. We receive some of our game product through a third party distributor in order to receive and distribute newly released game products to select stores as quickly as possible following their initial release.

We believe our distribution center gives us a significant advantage over some of our competitors that primarily use third-party distributors because we are able to process and distribute a greater quantity of products while reducing costs and improving services to our stores. The distribution center supports all of our company-operated stores in the United States and operates six days a week, 24 hours a day. As of December 31, 2003, we employed about 1,100 employees at our distribution center.

Franchisees generally obtain their products directly from their suppliers, except for some accessories and supplies and movies for which we have exclusive distribution rights, which domestic franchisees receive from our distribution center.

In our international markets, our stores generally receive rental product directly from the studios or sub-wholesalers. Retail product is generally distributed through a central warehouse for the market or through a third-party distributor.

Management Information Systems

We believe that the accurate and efficient management of purchasing, inventory and sales records is important to our future success. We maintain information, updated daily, regarding revenues, current and historical sales and rental activity, demographics of store customers and rental patterns. This information can be organized by store, region, state, country or for all operations.

All of our U.S. stores and most of our international stores use our point-of-sale system. Our national point-of-sale system in the United States is linked with a data center located in our distribution center. The point-of-sale system tracks all of our products distributed from the distribution center to each U.S. store using scanned bar code information. All domestic rental and sales transactions are recorded by the point-of-sale system when scanned at the time of customer checkout. At the end of each day, the point-of-sale system transmits store data from operations to the data center and the membership transaction database.

We continue to enhance our customer relationship management, or CRM, capabilities through a fully integrated, comprehensive membership database and related CRM tools. The objective of our CRM strategy is to better understand individual consumer home entertainment behaviors and needs in order to enhance the customer experience and establish and grow profitable relationships through targeted marketing efforts. The solution consists of (i) a large database of customer and store level transaction information that can be used to analyze and predict consumer home entertainment behavior, (ii) an application to facilitate multi-channel communications such as direct mail and e-mail with our customers and (iii) an extensive reporting system for measuring the effectiveness of marketing campaigns. This functionality allows us to take advantage of the rich customer data that is generated from our business.

During 2004, we plan to invest significantly in new systems and infrastructure to support our new initiatives, such as the expansion of our rental subscription programs, which includes our online rental subscription service; the continued development of our games store-in-store concepts; and the continued development and implementation of our movie and games trading model. We believe that a significant investment in our management information systems and infrastructure during 2004 and beyond is necessary for us to continue to successfully compete in the marketplace.

Competition

We operate in a highly competitive environment. We believe our most significant competition comes from (i) video stores and other retailers that rent, sell or trade movies and games; (ii) providers of direct delivery home viewing entertainment; and (iii) piracy.

Competition with Video Stores and Other Retailers that Rent, Sell or Trade Movies and Games. These retailers include, among others:

•	local, regional and national video and game stores, such as us;

•	mass merchant retailers, such as Wal-Mart, Best Buy and Target;

•	toy and entertainment retailers;

•	supermarkets, pharmacies and convenience stores; and

•	Internet sites, including online movie rental services, such as Netflix.

We believe that the principal factors we face in competing with video stores and other retailers that rent, sell or trade movies and games are:

•	pricing;

•	convenience and visibility of store locations;

•	quality, quantity and variety of titles in the desired format;

•	alternative product distribution channels; and

•	customer service.

In particular, while the studios’ promotion of DVDs for simultaneous sale and rental has served to lower the wholesale costs of DVDs to us, it has also resulted in increased competition from mass merchant retailers, as discussed under “Cautionary Statements—Cautionary Statements Relating to Our Video Store Business—Current Studio Pricing Policies Have Resulted in Increased Competition from Mass Merchant Retailers, Which Has Affected, and Will Continue to Affect, Consumer Rental and Purchasing Behavior. We Cannot Control or Predict with Certainty Future Studio Decisions. Future Changes in Studio Pricing Could Impact our Profitability.”

Competition with Providers of Direct Delivery Home Viewing Entertainment. These providers include direct broadcast satellite, cable, digital terrestrial, network and syndicated television, as well as Internet content providers. We believe that a competitive risk to our video store business comes from direct broadcast satellite, digital cable television and high-speed Internet access. Further growth in the direct broadcast satellite and digital cable subscriber bases could cause a smaller number of movies to be rented from us if viewers were to favor the expanded number of conventional channels and expanded programming, including sporting events, offered through these services. Direct broadcast satellite, digital cable and “traditional” cable providers not only offer numerous channels of conventional television, they also offer pay-per-view movies, which permit a subscriber to pay a fee to see a selected movie, and other specialized movie services. Some digital cable providers and a limited number of Internet content providers have also implemented technology referred to as “video-on-demand,” which transmits movies and other entertainment content on demand with interactive capabilities such as start, stop and rewind. The risks associated with this competition are discussed further under “Cautionary Statements—Cautionary Statements Relating to Our Video Store Business— We Cannot Predict the Impact That New or Improved Technologies, Alternate Methods of Product Delivery or Changes in Consumer Behavior Facilitated by These Technologies and Alternate Methods of Product Delivery May Have on Our Business.”

Piracy. We compete against the illegal duplication and sale of movies and video games. Because piracy is an illegal activity, it is difficult to quantify its exact impact on the home video industry. Piracy has had a lesser effect on the video game industry in the United States, but has been a significant hindrance to the development of the games market in many international markets, particularly in Latin America and Asia. The three primary types of piracy affecting the movie industry are theatrical first-run film copies, commercial disc replication and illegal online downloads. Competition from piracy has increased in recent years, in particular in our international markets, due to developments in technology, including digital copying and file compression, and the growing penetration of high-bandwidth Internet connections and ease of networking.

Other Competition. We also compete generally for the consumer’s entertainment dollar and leisure time with, among others, (i) movie theaters; (ii) Internet browsing, online gaming and other Internet-related activities; (iii) consumers’ existing personal movie libraries; (iv) programs recorded with personal video recorders, which have capabilities such as the ability to create a customized television line-up; (v) live theater; and (vi) sporting events.

We cannot assure you that competing pressures we face will not have a material adverse effect on our company.

Regulation

Domestic Regulation

We are subject to various federal, state and local laws that govern the access and use of our video stores by disabled customers and the disclosure and retention of customer records, including laws pertaining to the use of our membership transaction database. We also must comply with various regulations affecting our business, including state and local advertising, consumer protection, credit protection, franchising, licensing, zoning, land use, construction, second-hand dealer, environmental, health and safety, minimum wage, labor and employment and other regulations.

We are also subject to a significant amount of state, local and international regulation governing trading activities. Our efforts to comply with these regulations could delay our ability to implement our trading initiatives on our proposed schedule.

We are also subject to the Federal Trade Commission’s Trade Regulation Rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures” and state laws and regulations that govern the offer and sale of franchises and franchise relationships. If we want to offer and sell a franchise, we are required to furnish to each prospective franchisee a current franchise offering circular prior to the offer or sale of a franchise. In addition, a number of states require us to comply with registration or filing requirements prior to offering or selling a franchise in the state and to provide a prospective franchisee with a current franchise offering circular complying with the state’s laws, prior to the offer or sale of the franchise. We intend to maintain a franchise offering circular that complies with all applicable federal and state franchise sales and other applicable laws. However, if we are unable to comply with federal franchise sales and disclosure laws and regulations, we will be unable to offer and sell franchises anywhere in the United States. In addition, if we are unable to comply with the franchise sales and disclosure laws and regulations of any state that regulate the offer and sale of franchises, we will be unable to offer and sell franchises in that state.

We are also subject to a number of state laws and regulations that regulate some substantive aspects of the franchisor-franchisee relationship, including:

•	those governing the termination or non-renewal of a franchise agreement, such as requirements that:

(a)	“good cause” exist as a basis for such termination; and

(b)	a franchisee be given advance notice of, and a right to cure, a default prior to termination;

•	requirements that the franchisor deal with its franchisees in good faith;

•	prohibitions against interference with the right of free association among franchisees; and

•	those regulating discrimination among franchisees in charges, royalties or fees.

Compliance with federal and state franchise laws is costly and time-consuming, and we cannot assure you that we will not encounter difficulties or delays in this area or that we will not require significant capital for franchising activities.

International Regulation

We are subject to various international laws that govern the disclosure and retention of customer records. For example, the laws pertaining to the use of our membership transaction database in some markets outside of the United States are more restrictive than the relevant laws in the United States and may restrict data flow across international borders.

We must also comply with various other international regulations affecting our business, including advertising, consumer protection, access or use of our video stores by disabled customers, credit protection, film and game classification, franchising, licensing, zoning, land use, construction, environmental, health and safety, minimum wage and other labor and employment regulations.

Similar to the United States, some foreign countries have franchise registration and disclosure laws affecting the offer and sale of franchises within their borders and to their citizens. They are often not as extensive and onerous as U.S. laws and regulations. However, as in the United States, failure to comply with such laws could limit or preclude our ability to expand in those countries through franchising or could affect the enforceability of franchise agreements.

Historical Information

Our business and operations were previously conducted by Blockbuster Entertainment Corporation, which was incorporated in Delaware in 1982 and entered the movie rental business in 1985. On September 29, 1994, Blockbuster Entertainment Corporation was merged with and into Viacom Inc. Subsequent to the merger, our business and operations were conducted by various indirect subsidiaries of Viacom. Over the year and one-half period prior to our initial public offering in August 1999, our business and operations were either (1) merged into Blockbuster Inc. or (2) purchased by Blockbuster Inc. and/or one of its subsidiaries. Blockbuster Inc., an indirect subsidiary of Viacom, was incorporated under a different name on October 16, 1989 in Delaware.

As of March 1, 2004, Viacom, through its beneficial ownership of 3,491,816 shares of our class A common stock and 144 million shares of our class B common stock, owned common stock representing about 81.5% of our equity value and about 95.6% of the combined voting power of our outstanding common stock.

Intellectual Property

We own existing registrations and have pending applications with respect to various trademarks and service marks worldwide, including, among others, BLOCKBUSTER®, BLOCKBUSTER VIDEO®, the Torn Ticket

Logo in blue and yellow and in black and white, as well as the related BLOCKBUSTER Family of Marks, DEJ PRODUCTIONS & Design®, FILM CADDY™, GAME RUSH™, GAMESTATION®, THE GIFT OF ENTERTAINMENT®, KIDPRINT®, MAKE IT A BLOCKBUSTER NIGHT®, MOVIE TRADING CO.®, MR. MOVIES®, QUIK DROP®, XTRA-VISION, and trade dress elements including the blue and yellow awning outside our stores. In addition, we own the domain name registration for “blockbuster.com” and various other domain names worldwide. We consider our intellectual property rights to be among our most valuable assets.

In addition to our own intellectual property rights, the scope of the rights of those who own copyrights in the products we rent also are of importance to us. The copyright “first sale” doctrine provides that, in the United States, the owner of a legitimate copy of a copyrighted work may, without the consent of the copyright owner, sell, rent or otherwise transfer possession of that copy. This right is commonly referred to as a “rental right.” The first sale doctrine does not apply to sound recordings or computer software (other than software made for a limited purpose computer, such as a video game platform) for which the U.S. Copyright Act vests the right to control the rental of the copy in the copyright holder. The first sale doctrine does not exist in most countries outside of the United States where the copyright owner retains the rental rights to a copyrighted work. In these countries, the right to rent a home video is obtained through a licensing arrangement or a “purchase-with-the-right-to-rent” arrangement. Therefore, studios in these countries may charge home video retailers more for VHS and DVD product purchased by such retailers for rental than product purchased just for retail sale. This pricing by the studios is referred to as “two-tiered pricing.” The potential impact of studio pricing decisions in countries where two-tiered pricing is allowed is discussed under “Cautionary Statements—Cautionary Statements Relating to Our Video Store Business—Current Studio Pricing Policies Have Resulted in Increased Competition from Mass Merchant Retailers, Which Has Affected, and Will Continue to Affect, Consumer Rental and Purchasing Behavior. We Cannot Control or Predict with Certainty Future Studio Decisions. Future Changes in Studio Pricing Could Negatively Impact our Profitability.” The risk of changes in U.S. and international copyright laws is discussed under “Cautionary Statements—Cautionary Statements Relating to Our Video Store Business— We Are Subject to Governmental Regulation Particular to the Retail Home Video Industry and Changes in U.S. or International Laws May Adversely Affect Us.”

Seasonality

There is a distinct seasonal pattern to the home video and video games business, with slower business in April and May, due in part to improved weather and Daylight Saving Time, and in September and October, due in part to the start of school and the introduction of new television programs. The months of November and December have historically been our highest revenue months. While we expect these months to continue to make the largest contributions to our rental revenues, we believe the strength of rental revenues in these months has been and will continue to be negatively affected, to some degree, by consumers purchasing DVDs during the holiday season.

Employees

As of December 31, 2003, we employed about 81,350 persons, including about 55,700 within the United States and about 25,650 outside of the United States. Of the total number of U.S. employees, about 19,300 were full-time, about 34,900 were part-time and about 1,500 were seasonal employees. We believe that our employee relations are good.

Executive Officers of the Registrant

The following information regarding our executive officers is as of March 1, 2004.

Name	Age	Position
John F. Antioco	54	Chairman of the Board of Directors and Chief Executive Officer
Frank G. Paci	46	Executive Vice President, Finance, Strategic Planning and Development
Michael K. Roemer	55	Executive Vice President and Chief Operations Officer, North America Operations
Nicholas P. Shepherd	45	Executive Vice President, Chief Marketing and Merchandising Officer
Edward B. Stead	56	Executive Vice President, General Counsel and Executive Vice President Business Development
Nigel Travis	54	President and Chief Operating Officer
Christopher J. Wyatt	47	Executive Vice President and President, International
Larry J. Zine	49	Executive Vice President, Chief Financial Officer and Chief Administrative Officer

John F. Antioco has served as our chairman of the board of directors and chief executive officer since 1997 and served as our president from 1997 until 2001. From 1996 until 1997, Mr. Antioco served as president and chief executive officer for Taco Bell Corporation. Mr. Antioco serves as chairman of the board of directors of Main Street & Main Incorporated. Mr. Antioco is also a member of the board of governors of the Boys & Girls Clubs of America.

Frank G. Paci has served as our executive vice president, finance, strategic planning and development since 2003 and served as our senior vice president, strategic planning and finance operations from 2001 to 2003. Mr. Paci also served as our senior vice president, strategy and planning from 2000 to 2001 and senior vice president international finance and worldwide mergers and acquisitions from April 2000 until October 2000. Mr. Paci served as senior vice president of international finance and administration from 1999 to 2000. From 1995 until 1998, Mr. Paci served as a vice president for Yum Brands, formerly known as Tricon and Pepsico, where Mr. Paci was vice president, strategic planning from 1997 to 1998 and vice president, nontraditional business for Pizza Hut from 1995 to 1997.

Michael K. Roemer has served as our executive vice president and chief operations officer, North America operations, since 2001 and served as our executive vice president and chief operations officer, USA store operations, from 1999 until 2001. Mr. Roemer also served as our executive vice president, domestic video operations, from 1998 until 1999. From 1997 until 1998, Mr. Roemer served as our senior vice president, domestic video operations. From 1995 until 1997, Mr. Roemer served as an independent consultant for such major companies as Frito Lay, where he assisted with new product development, distribution and business process planning. Mr. Roemer serves on the Board of Governors for the Children’s Miracle Network.

Nicholas P. Shepherd has served as our executive vice president, chief marketing and merchandising officer since 2004 and served as our executive vice president, merchandising and chief concept officer from 2001 until 2004. Mr. Shepherd also served as our senior vice president and chief concept officer from April 2001 until September 2001. From 1998 until 2001, Mr. Shepherd, a British national, served as our senior vice president, international, and from 1995 until 1998, he served as vice president and managing director of our U.K. business.

Edward B. Stead has served as our executive vice president and general counsel since 1997 and as our executive vice president, business development, since 2001. Mr. Stead served as our secretary from 1999 until 2002. From 1988 until 1996, Mr. Stead served in various capacities with Apple Computer, Inc., including senior vice president, general counsel and secretary.

Nigel Travis has served as our president and chief operating officer since 2001 and served as our executive vice president and president, worldwide stores division, from 1999 until 2001. Mr. Travis served as our executive vice president and president, worldwide retail operations, from 1998 until 1999 and as our president, international operations, from 1997 until 1998. From 1994 until 1997, Mr. Travis served in various other capacities for us, including senior vice president, Europe. Mr. Travis, a British national, serves as the Lead Director of The Bombay Company, Inc. and is also a director of the Video Software Dealers Association.

Christopher J. Wyatt has served as our executive vice president and president, international, since 2001 and served as our president, international, from March 2001 until October 2001. Mr. Wyatt, a British national, served as our senior vice president, international, from 1999 until 2001, and as our senior vice president, international finance, from 1998 until 1999. Mr. Wyatt also served as our finance director, Europe, from 1996 until 1998.

Larry J. Zine has served as our executive vice president and chief financial officer since 1999 and as our chief administrative officer since September 2001. From 1996 until 1999, Mr. Zine served as chief financial officer for Petro Stopping Centers, L.P., where he was responsible for all operations. During 1999, Mr. Zine also served as president of Petro. Mr. Zine currently serves as a director of Petro and is also a member of the Board of Trustees for the National Urban League.

Available Information

We file annual, quarterly and current reports, information statements and other information with the Securities and Exchange Commission (“SEC”). The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

The address of our Internet website is www.blockbuster.com, and the Investor Relations section of the Blockbuster website may be accessed directly at http://investor.blockbuster.com. Through links on the Investor Relations portion of our website, we make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Such material is made available through our website as soon as reasonably practicable after we electronically file or furnish the material with the SEC. The information contained on our website does not constitute part of this Annual Report on Form 10-K.

Item 2.    Properties

Our corporate headquarters are located at 1201 Elm Street, Dallas, Texas 75270 and consist of about 245,000 square feet of space leased pursuant to an agreement that expires on June 30, 2007. Our distribution center is located at 3000 Redbud Blvd., McKinney, Texas 75069 and consists of about 850,000 square feet of space leased pursuant to an agreement that expires on December 31, 2012. We have set up our payroll and benefits center in Spartanburg, South Carolina.

We have an office in Uxbridge, England that manages most of our international operations. We also have country head offices in Buenos Aires, Argentina; Melbourne, Australia; Toronto, Canada; Santiago, Chile; Hong Kong, China; Dublin, Ireland; Milan, Italy; Mexico City, Mexico; and Taipei, Taiwan. In addition, for most countries in which we have company-operated stores, we maintain offices to manage our operations within that country.

We lease substantially all of our existing store sites. These leases generally have a term of five to ten years and provide options to renew for between five and ten additional years. We expect that most future stores will also occupy leased properties.

Item 3.    Legal Proceedings

In March 2001, after a series of judicial rulings, three individuals remained as plaintiffs in a complaint filed in the United States District Court for the Western District of Texas against Blockbuster, Viacom, and major motion picture studios and their home video subsidiaries. They asserted, among other things, that Blockbuster, Viacom and the studios conspired to fix the prices of videos to retailers and distributors, engaged in discriminatory pricing and conspired to restrain competition. They were seeking treble damages for themselves and injunctive relief under both federal and California state law. In July 2002, judgment was entered in favor of Blockbuster and the other defendants. Plaintiffs appealed the judgment to the Fifth Circuit Court of Appeals. In August 2003, the Fifth Circuit Court of Appeals affirmed the federal court judgment. The Supreme Court of the United States refused plaintiffs’ petition for writ of certiorari in March 2004. In January 2001, a similar complaint was filed in California in a Los Angeles County Superior Court by over 200 individual plaintiffs seeking class certification and monetary damages against Blockbuster and the same defendants. In January 2002, the California court denied the plaintiffs’ request for class certification. By Order dated February 20, 2003, the California state court judge dismissed with prejudice all claims against Blockbuster and the other defendants. The plaintiffs have appealed the California state court denial of class certification, as well as the dismissal of all claims. In addition to any damage award to which Blockbuster might be directly subject, if Viacom is required to pay any damage award as a result of the federal or state court action, Viacom may seek indemnification for its losses from Blockbuster under the release and indemnification agreement entered into between Viacom and Blockbuster in connection with Blockbuster’s initial public offering. Blockbuster believes the plaintiffs’ positions in both actions are without merit and intends to continue to vigorously defend itself in each litigation.

Blockbuster currently is a defendant in 18 lawsuits filed by customers in 11 states and the District of Columbia between February 1999 and August 2001. These cases, 17 of which are putative class action lawsuits, allege common law and statutory claims for fraud and deceptive practices and/or unlawful business practices regarding Blockbuster’s extended viewing fee policies for customers who choose to keep rental product beyond the initial rental term. Some of the cases also allege that these policies impose unlawful penalties and result in unjust enrichment. Blockbuster currently is also a defendant in three similar lawsuits filed by customers in Canada between July 2001 and July 2002. In January 2002, a Texas court entered a final judgment approving a national class settlement, which included settlements in 12 of the 17 pending putative class action lawsuits. Under the approved settlement, Blockbuster would make certificates available to class members for rentals and discounts and would pay up to $9.25 million in plaintiffs’ attorneys’ fees in connection with the settlement. In December 2002, the Texas court granted Blockbuster’s application for a permanent injunction and motion for declaratory relief and entered orders (i) confirming a broad scope of release, (ii) barring the settlement class members from challenging Blockbuster’s past and present extended viewing fee policies in any other litigation, and (iii) enjoining the settlement class members and anyone acting on their behalf, including their lawyers, from prosecuting claims on their behalf in the Illinois litigation discussed below. Two parties appealed to the Beaumont Court of Appeals objecting to the settlement and, in July 2003, the Beaumont Court of Appeals approved the settlement and remanded one issue back to the trial court to address the language in the settlement agreement as to a segment of the class and to determine if the appealing attorneys are entitled to any attorney’s fees with respect to that one issue. One objecting party appealed the Texas court orders barring further litigation and confirming the broad scope of release and, in February 2004, the Beaumont Court of Appeals affirmed the trial court’s December 2002 orders confirming the broad scope of release and enjoining class members from prosecuting claims in Illinois. In February 2002, on the basis of the Texas settlement, Blockbuster filed a motion to dismiss the pending Illinois litigation in which a provisional order had been entered in April 2001 certifying plaintiff and defendant classes, subject to further review and final determination. Blockbuster also filed a motion to compel arbitration as to some of the putative class members in the Illinois litigation. In September 2002, the Illinois state court judge denied the motion to dismiss and in August 2003 refused to compel arbitration. Blockbuster filed an interlocutory appeal in Illinois of the trial court’s denial of the motion to compel arbitration. In June 2002, in another Illinois case, a federal judge dismissed litigation because of the Texas settlement, and in July 2002, a California state court judge also ruled that the class claim allegations should be dismissed because of the Texas settlement. In March 2003, a California state court judge ruled in favor of Blockbuster on the merits and granted summary judgment on all claims in a case that is not a putative class action, and the California Court of Appeals affirmed the summary judgment in February 2004, and (i) determined that neither the past or present extended viewing fee policies were unconscionable as a matter of law, (ii) found no breach and no penalty as a matter of law, and (iii) declined to “engage in judicial price regulation.” Blockbuster believes the plaintiffs’ positions in these cases are without merit and, if the settlement reached in Texas is not finally approved, Blockbuster intends to vigorously defend itself in any litigation. In February 2003, in another Canadian case, the Ontario Court of Superior Justice denied the plaintiff’s request for class certification. The case was subsequently settled with plaintiff releasing all claims against the Company and neither party seeking costs relating to the certification hearing. In March 2003, the Quebec Superior Court certified a class of customers in Quebec who paid extended viewing fees during the period January 1, 1992 to the present. The remaining two cases are putative class action lawsuits. Blockbuster believes the plaintiffs’ positions in all of these cases are without merit and, if necessary, intends to vigorously defend itself.

On December 31, 2002, Buena Vista Home Entertainment, Inc. filed a complaint in United States District Court for the Central District of California claiming that Blockbuster had breached the revenue-sharing agreement between the two parties. Buena Vista claims damages in excess of $120 million. Blockbuster has answered and asserted counterclaims for reformation and breach of contract. In July 2003, the California federal court granted Buena Vista’s motion for partial summary adjudication stating in its ruling that a liquidated damages provision in the contract is enforceable. The Court reaffirmed its ruling when it denied Blockbuster’s motion for reconsideration in February 2004. The California federal court’s ruling did not adjudicate the merits of Buena Vista Home Entertainment’s claims. Rather, the ruling granted summary adjudication concerning one of the affirmative defenses pled by Blockbuster in response to the claims asserted by Buena Vista.

In February and March 2003, John Reynolds, Eva Crescente, and James D. Connors each filed a putative class action complaint in the United States District Court for the Northern District of Texas claiming violations of the Securities Exchange Act of 1934 and seeking a class determination for purchasers of Blockbuster stock between April 24, 2002 and December 17, 2002. In April 2003, Eva Crescente dismissed her case. The remaining two putative class actions have been consolidated into one action styled In re Blockbuster Inc. Securities Litigation, which is pending in the United States District Court for the Northern District of Texas, Dallas Division. Lead plaintiffs are City of Westland Police and Fire Retirement System and the Dearborn Heights General Government Employees Retirement System. Blockbuster, John Antioco, Nigel Travis and Larry Zine are named as defendants. The consolidated amended complaint, filed July 21, 2003, claims violations of Section 10(b), Section 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934 for the time period between February 12, 2002 and December 17, 2002. The consolidated amended complaint generally alleges that the defendants made untrue statements of material fact and/or omitted to disclose material facts about the business and operations of the Company. The consolidated amended complaint also alleges that the value of the Company’s common stock was therefore artificially inflated and that certain of the individual defendants sold shares of the Company’s common stock at inflated prices. The plaintiffs seek unspecified compensatory damages. Blockbuster has moved to dismiss the claims in the consolidated amended complaint. In February 2003, Ronald A. Young filed a stockholder derivative action in the United States District Court for the Northern District of Texas naming John Antioco, Dean Wilson, Nigel Travis, Jim Notarnicola, Edward Stead, Mike Roemer, Nick Shepherd, Chris Wyatt, Larry Zine and Blockbuster’s directors who are also directors and/or officers of Viacom as individual defendants and Blockbuster as a nominal defendant. In this derivative action, the plaintiff also claims violations of the securities laws for the time period between February 12, 2002 and December 17, 2002 and adds common law breach of fiduciary duties against the individual defendants. In March 2003, Elizabeth French filed a stockholder derivative action in the 160th Judicial District Court for Dallas County, Texas naming John Antioco, Ed Stead, Larry Zine and one other Blockbuster director who is also a director of Viacom as individual defendants and Blockbuster as a nominal defendant. In this derivative action, the claim is for breach of fiduciary duties and identifies the relevant time period as April 26, 2002 to May 17, 2002. In April 2003, Mark Rabin filed a stockholder derivative action in the 160th Judicial District Court for Dallas County, Texas, naming John Antioco, Nigel Travis, James Notarnicola, Edward B. Stead, Dean M. Wilson, Larry J. Zine, Linda Griego, John L. Muething, and Blockbuster’s directors who are also directors and/or officers of Viacom as individual defendants and Blockbuster as a nominal defendant. In this derivative action, the plaintiff makes substantially similar claims as made in the French action, and the relevant time period is identified as April 2002 to the present. The French and Rabin cases have been consolidated into one action in Texas state court. Blockbuster believes the plaintiffs’ positions are without merit and intends to vigorously defend itself.

On February 10, 2004, Howard Vogel filed a lawsuit in the Newcastle County Chancery Court, Delaware naming John Muething, Linda Griego, John Antioco, Jackie Clegg, Blockbuster, Viacom and Blockbuster’s directors who are also directors and/or officers of Viacom as defendants. Vogel alleges that a stock swap mechanism anticipated to be announced by Viacom would be a breach of fiduciary duty to minority stockholders and that the defendants engaged in unfair dealing and coercive conduct. The stockholder class action complaint asks the court to certify a class and to enjoin the anticipated transaction. As of yet, no definitive transaction has been identified by Blockbuster and Blockbuster believes the plaintiff’s position is without merit. Plaintiff has confirmed that Blockbuster and the other defendants are not required to respond to the pending complaint. Should it become necessary, Blockbuster intends to vigorously defend the litigation.

We are subject to various other legal proceedings in the course of conducting our business, including our business as a franchisor. Although we believe that these proceedings are not likely to result in judgments that will have a material adverse effect on our business, we cannot predict the impact of future developments affecting our outstanding claims and litigation.

Item 4.    Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5.    Market for Our Common Equity and Related Stockholder Matters

The shares of Blockbuster class A common stock are listed and traded on the New York Stock Exchange under the symbol “BBI.” Our class A common stock began trading on August 11, 1999, following our initial public offering. The following table contains, for the periods indicated, the high and low sales prices per share of our class A common stock as reported on the NYSE composite tape and the cash dividends per share of our class A common stock:

	High	Low	Cash Dividends(1)
Year Ended December 31, 2002
Quarter Ended March 31, 2002	$25.20	$17.39	$0.02
Quarter Ended June 30, 2002	$30.25	$21.90	$0.02
Quarter Ended September 30, 2002	$26.81	$17.25	$0.02
Quarter Ended December 31, 2002	$26.80	$11.80	$0.02
Year Ended December 31, 2003
Quarter Ended March 31, 2003	$17.95	$12.21	$0.02
Quarter Ended June 30, 2003	$18.60	$14.50	$0.02
Quarter Ended September 30, 2003	$23.07	$15.70	$0.02
Quarter Ended December 31, 2003	$22.92	$16.74	$0.02

(1)	We have paid and currently intend to pay a quarterly dividend of $0.02 per share on our common stock. Our credit agreement limits our ability to pay dividends to $90 million, $115 million, $130 million, $145 million and $160 million in the first five years beginning in August 1999. Subject to these limitations, our board of directors is free to change our dividend practices from time to time and to decrease or increase the dividend paid, or to not pay a dividend, on our common stock on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by our board of directors.

The number of holders of record of shares of our class A common stock as of March 1, 2004 was 306. Viacom currently owns all of the outstanding shares of our class B common stock and about 81.5% of the equity value of Blockbuster. The shares of our class B common stock are not listed nor traded on any stock exchange or other market.

Information regarding Blockbuster’s equity compensation plans is set forth in Item 12 in Part III of this Annual Report on Form 10-K, which information is incorporated herein by reference.

Item 6.    Selected Financial Data

The following table sets forth our selected consolidated historical financial and operating data as of the dates and for the periods indicated. The selected statement of operations and balance sheet data for the years ended December 31, 1999 through 2003 are derived from our audited consolidated financial statements. The financial information herein may not necessarily reflect our results of operations, financial position and cash flows in the future, what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity prior to our initial public offering in 1999 or what our results of operations, financial position and cash flows would have been had Viacom not owned a large majority of our equity and voting interest during the periods presented.

BLOCKBUSTER SELECTED CONSOLIDATED HISTORICAL

FINANCIAL DATA

The following data should be read in conjunction with, and is qualified by reference to, the consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this document.

	Year Ended or At December 31,
	1999	2000(1)	2001(2)	2002	2003(3)
	(In millions, except per share amounts and worldwide data)
Statement of Operations Data:
Revenues	$4,463.5	$4,960.1	$5,156.7	$5,565.9	$5,911.7
Gross profit	2,701.0	2,924.1	2,736.0	3,207.2	3,521.9
Impairment of goodwill and other long-lived assets	$—	$—	$—	$—	$1,304.9
Operating income (loss)	$121.7	$75.7	$(219.6)	$337.1	$(845.2)
Income (loss) before cumulative effect of change in accounting principle	$(69.2)	$(75.9)	$(240.3)	$189.4	$(979.5)
Income (loss) per share before cumulative effect of change in accounting principle—basic	$(0.44)	$(0.43)	$(1.37)	$1.06	$(5.44)
Income (loss) per share before cumulative effect of change in accounting principle—diluted	$(0.44)	$(0.43)	$(1.37)	$1.04	$(5.44)
Cumulative effect of change in accounting principle(4)(5)	$—	$—	$—	$(1,817.0)	$(4.4)
Net loss(4)(5)	$(69.2)	$(75.9)	$(240.3)	$(1,627.6)	$(983.9)
Net loss per share—basic(4)(5)	$(0.44)	$(0.43)	$(1.37)	$(9.11)	$(5.46)
Net loss per share—diluted(4)(5)	$(0.44)	$(0.43)	$(1.37)	$(8.96)	$(5.46)
Dividends per share	$0.02	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding—basic	156.1	175.0	175.6	178.6	180.1
Weighted average shares outstanding—diluted	156.1	175.0	175.6	181.6	180.1

Balance Sheet Data:
Cash and cash equivalents	$119.6	$194.2	$200.2	$152.5	$233.4
Total assets	$8,540.8	$8,548.9	$7,752.4	$6,243.8	$4,854.9
Long-term debt, including capital leases	$1,138.4	$1,136.5	$546.4	$408.7	$75.1
Stockholders’ equity	$6,125.0	$6,008.4	$5,748.7	$4,167.0	$3,249.3

(1)	During the fourth quarter of 2000, we recognized a non-cash charge of $31.6 million, related to the impairment of certain hardware and capitalized software costs in our new media segment. This charge is reflected in depreciation expense.
(2)

As described in Note 5 to our consolidated financial statements, in 2001 we recognized charges of $195.9 million in cost of sales, $54.5 million in incremental selling, general and administrative expenses, $2.6 million in depreciation expense and $1.9 million in equity in income (loss) of affiliated companies related to the execution of a strategic re-merchandising plan to allow for an expansion of store space for DVD and other strategic product offerings. Additionally, as described in Note 5 to our consolidated financial statements, in 2001 we changed our accounting estimates related to our rental library. As a result of the changes in estimate, cost of rental revenues was $141.7 million higher during 2001 then it would have been under the previous method.

(3)	During the fourth quarter of 2003, as described in Note 3 to our consolidated financial statements, we recognized non-cash charges totaling $1.3 billion to impair goodwill and other long-lived assets, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). These charges are reflected as a separate item on the Consolidated Statement of Operations.
(4)	During the first quarter of 2002, we adopted SFAS 142 which eliminates the amortization of goodwill and intangible assets with indefinite lives and requires instead that those assets be tested for impairment annually. The application of the transition provisions of this new accounting standard required us to reduce our goodwill by $1.82 billion, net of tax, as described in Note 3 to our consolidated financial statements.
(5)	During the first quarter of 2003, we adopted SFAS No. 143, Accounting for Asset Retirement Obligations, which requires the capitalization of any retirement costs as part of the total cost of the related long-lived asset and the subsequent allocation of the total expense to future periods. The application of this new accounting standard required us to record a $4.4 million cumulative effect of change in accounting principle, net of tax, as described in Note 1 to our consolidated financial statements.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This annual report on Form 10-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “expect,” “may,” “estimate,” “anticipate,” “will,” “believe,” “intend,” “plan,” “future,” “could,” and similar expressions and variations thereof. Similarly, statements that describe our strategies, initiatives, objectives, plans or goals are forward-looking. Our forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections regarding our company and our industry. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict, including those discussed below. Therefore, actual results may vary materially from what is expressed in or indicated by our forward-looking statements. We undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future.

CAUTIONARY STATEMENTS RELATING TO OUR VIDEO STORE BUSINESS

Current Studio Pricing Policies Have Resulted in Increased Competition from Mass Merchant Retailers, Which Has Affected, and Will Continue to Affect, Consumer Rental and Purchasing Behavior. We Cannot Control or Predict with Certainty Future Studio Decisions. Future Changes in Studio Pricing Could Negatively Impact our Profitability.

As discussed under “Business—Our Business—Suppliers and Purchasing Arrangements,” studio pricing for movies released to home video retailers historically was based on whether or not a studio desired to promote a movie for both rental and sale to the consumer, or primarily for rental, from the beginning of the home video distribution window. In order to promote a movie title for rental, the title would be released to home video retailers at a price that was too high to allow for an affordable sales price by the retailer to the consumer at the beginning of the retail home video distribution window. As rental demand subsided, the studio would reduce pricing in order to then allow for reasonably priced sales to consumers. Currently, substantially all DVD titles are released at a price to the home video retailer that is low enough to allow for an affordable sales price by the retailer to the consumer from the beginning of the retail home video distribution window. This sell-through pricing policy has led to increasing competition from other retailers, including mass merchants such as Wal-Mart and online retailers, who are able, due to the lower sell-through prices, to purchase DVDs for sale to consumers at the same time as traditional home video retailers, like Blockbuster, purchase both DVDs and VHS product for rental. In addition, some retailers sell movies at lower prices in order to increase overall traffic to their stores or businesses, and mass merchants may be more willing to sell at lower, or even below wholesale, prices because of the variety of their inventory. These factors have increased consumer interest in purchasing DVDs, which has reduced the significance of the VHS rental window.

We believe that the increased consumer purchases are due in part to consumer interest in building DVD libraries of classic movies and personal favorites and that the studios will remain dependent on the traditional home video retailer to generate revenues for the studios from titles that are not classics or current box office hits. We therefore believe the importance of the video rental industry to the studios will continue to be a factor in studio pricing decisions. However, we cannot control or predict studio pricing policies with certainty, and we cannot assure you that consumers will not, as a result of further decreases in studio sell-through pricing and/or sustained or further depressed pricing by competitors, increasingly desire to purchase rather than rent movies. Personal DVD libraries could also cause consumers to rent or purchase fewer movies in the future. Our profitability could therefore be negatively affected if, in light of any such consumer behavior, we were unable to (i) grow our rental business, (ii) replace gross profits from generally higher-margin rentals with gross profits from increased sales of generally lower-margin sell-through product; or (iii) otherwise positively affect gross profits, such as through price increases or cost reductions. Our ability to achieve one or more of these objectives is subject to risks, including the risk that we may not be able to compete effectively with other DVD retailers, some of whom may have competitive advantages such as the pricing flexibility described above or favorable consumer perceptions regarding value.

In any wholesale pricing environment, the extent of our profitability is dependent on our ability to enter into arrangements with the studios that effectively balance copy depth and cost considerations. Each type of arrangement provides different advantages and challenges for us. For example, sell-through pricing of DVDs has benefited us because the lower cost associated with DVD product has resulted in higher rental margins than product purchased under our historical VHS revenue-sharing arrangements. Our profitability could be negatively affected if studios were to make other changes in their wholesale pricing policies, which could include pricing rental windows for DVDs or expanded exploitation by studios of the international two-tiered pricing laws described under “Business—Industry Overview—International Home Video Industry –In-Home Movies,” our profitability could be negatively affected.

Our Video Business Could Lose a Competitive Advantage if the Movie Studios Were to Shorten or Eliminate the Home Video Retailer “Distribution Window” or Otherwise Adversely Change Their Current Practices With Respect to the Timing of the Release of Movies to the Various Distribution Channels.

A competitive advantage that home video retailers currently enjoy over most other movie distribution channels, except theatrical release, is the early timing of the home video retailer “distribution window.” After the initial theatrical release of a movie, studios generally make their movies available to home video retailers (for rental and retail, including by mass merchant retailers) for specified periods of time. This distribution window is typically exclusive against most other forms of non-theatrical movie distribution, such as pay-per-view, video-on-demand, premium television, basic cable and network and syndicated television. The length of this exclusive distribution window for home video retailers varies, but has traditionally ranged from 45 to 60 days for domestic video stores. Thereafter, movies are made sequentially available to television distribution channels.

Our business could be negatively affected if:

•	the home video retailer distribution windows were no longer the first following the theatrical release;

•	the length of the home video retailer distribution windows were shortened; or

•	the home video retailer distribution windows were no longer as exclusive as they are now;

because newly released movies would be made available earlier on these other forms of non-theatrical movie distribution. As a result, consumers would no longer need to wait until after the home video retailer distribution window to view a newly released movie on these other distribution channels. According to Kagan, more movies are now being released to pay-per-view at the shorter end of the distribution window range than at the longer end. In addition, many of the major movie studios have entered into various ventures to provide video-on-demand or similar services of their own. Increased studio participation in or support of these types of services could impact their decisions with respect to the timing and exclusivity of the home video retailer distribution window.

We believe that the studios have a significant interest in maintaining a viable home video retail industry. However, because the order, length and exclusivity of each window for each distribution channel is determined solely by the studio releasing the movie, we cannot predict the impact, if any, of any future decisions by the studios. In addition, any consolidation or vertical integration of media companies to include both content providers and digital distributors could pose a risk to the continuation of the distribution window.

If the Average Sales Price for Our Previously Rented Product is Not at or Above an Expected Price, Our Expected Gross Margins May Be Adversely Affected.

To achieve our expected revenues and gross margins, we need to sell our previously rented product at or above an expected price. If the average sales price of our previously rented product is not at or above this expected price, our revenues and gross margins may be adversely affected. At the same time, it is important that we maximize our overall rental stream through our allocation of store space. We may need to turn our inventory of previously rented product more quickly in the future in order to make room in our stores for additional DVDs or new initiatives. Therefore, we cannot assure you that in the future we will be able to sell, on average, our previously rented product at or above the expected price.

Other factors that could affect our ability to sell our previously rented product at expected prices include:

•	consumer desire to own the particular movie or game; and

•	the amount of previously rented product or traded product available for sale by others to the public.

In addition, our sales of previously rented product, especially DVDs, compete with sales of newly released product that is priced for sell-through.

Our Financial Results Could be Adversely Affected if We Are Unable to Manage our Retail Inventory Effectively or if We are Unable to Obtain or Maintain Favorable Terms from Our Suppliers.

Our purchasing decisions are influenced by many factors, including predictions of consumer demand, gross margin considerations, and supplier product return policies. While much of our retail movie product is returnable to vendors, the increased investment in inventory necessary to capitalize on the growing retail market increases our exposure to excess inventories in the event anticipated sales fail to materialize. In addition, returns of our games inventory, which is prone to obsolescence risks because of the nature of the industry, are subject to negotiation with vendors. The prevalence of multiple game platforms may make it more difficult for us to accurately predict consumer demand with respect to video games. The nature of and market for our products, particularly games and DVDs, also makes them prone to risk of theft and loss. Our operating results could suffer if we are not able to:

•	obtain or maintain favorable terms from our suppliers with respect to such matters as product returns;

•	maintain adequate copy depth to maintain customer satisfaction;

•	control shrinkage resulting from theft or loss; or

•	avoid significant inventory excesses that could force us to sell product at a discount or loss.

We Are Dependent on the Introduction and Supply of New and Enhanced Game Platforms and Software to Attract and Retain our Video Game Customers.

The home video game industry has traditionally been a hit-driven business characterized by short product lifecycles and frequent introduction of new products. Historically, the lifecycle for game platforms has been about five years, with a limited number of platforms achieving success at any given time. The industry typically grows with the introduction of new hardware platforms and games, but tends to slow prior to the introduction of new platforms, as consumers hold back their purchases in anticipation of new platform and game enhancements. Our video games business is therefore dependent on the introduction of new and enhanced game platforms and software in order to attract and retain our video game customers. Delays in introduction, slower than expected hardware or software shipments, or any failure to obtain sufficient product from our suppliers on favorable terms could negatively affect our business or increase fluctuations in our results of operations.

Piracy of the Products We Offer May Adversely Affect Our Operations.

Although piracy is illegal, it is a real and significant threat to the home video industry. The development of technology, including digital copying and file compression, and the growing penetration of high-bandwidth Internet connections and ease of networking, increase the threat of piracy by making it easier to duplicate and widely distribute pirated content. Although piracy is a concern in the United States, it is having a more significant adverse affect on the home video industry in international markets. We cannot assure you that movie studios and others with rights in the product will take steps to enforce their rights against piracy or that they will be successful in preventing the distribution of pirated content. Increases in piracy could continue to negatively affect our revenues.

We Cannot Predict the Impact That New or Improved Technologies, Alternative Methods of Product Delivery or Changes in Consumer Behavior Facilitated by These Technologies and Alternative Methods of Product Delivery May Have on Our Business.

Advances in technologies such as video-on-demand, alternative methods of product delivery or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. In particular, our business could be impacted if:

•	newly released movies were to be made widely available by the studios to these technologies at the same time or before they are made available to home video retailers for rental; and

•	these technologies were to be widely accepted by consumers.

The widespread availability of additional channels on satellite and digital cable systems may significantly reduce public demand for our products. Advances in direct broadcast satellite and cable technologies may adversely affect public demand for video store rentals. If direct broadcast satellite and digital cable were to become more widely available and accepted, this could cause a smaller number of movies to be rented if viewers were to favor the expanded number of conventional channels and expanded content, including movies, specialty programming and sporting events, offered through these services. If this were to occur, it could have a negative effect on our video store business. Direct broadcast satellite providers transmit numerous channels of programs by satellite transmission into subscribers’ homes. In addition, cable providers are taking advantage of digital technology to transmit many additional channels of television programs over cable lines to subscribers’ homes.

Because of the increased availability of channels, direct broadcast satellite and digital cable providers have been able to enhance their pay-per-view business by:

•	substantially increasing the number and variety of movies they can offer their subscribers on a pay-per-view basis; and

•	providing more frequent and convenient start times for the most popular movies.

If these enhanced pay-per-view services were to become more widely available and accepted, pay-per-view purchases could significantly increase. Pay-per-view allows the consumer to avoid trips to the video store for rentals and returns of movies, which also eliminates the chance they will incur additional costs for keeping a movie beyond its initial rental term. However, newly released movies are currently made available by the studios for rental prior to being made available on a pay-per-view basis. Pay-per-view also does not allow the consumer to start, stop and rewind the movie or fully control start times. Increases in the size of the pay-per-view market could lead to an earlier distribution window for movies on pay-per-view if the studios were to perceive this to be a better way to maximize their revenues.

Our video store business must compete with the availability of video-on-demand and similar or other technologies, and alternative methods of delivery, which may significantly reduce the demand for our products or otherwise negatively affect our business. Any method for delivery of movies or games that serves as an alternative to obtaining that content in our stores can impact our business. Examples of delivery methods that are currently available on a limited or test basis, but that could impact our business, are “video-on-demand”, delivery by mail and online gaming. In addition, technological advances with personal video recorders and disposable DVDs could impact our business.

Video-on-demand. Some digital cable providers and a limited number of Internet content providers have implemented technology referred to as video-on-demand. This technology transmits movies and other entertainment content on demand with interactive capabilities such as start, stop and rewind. In addition, some cable providers have introduced subscription video-on-demand, which allows consumers to pay a flat fee per month for access to a selection of content with fast-forward, stop and rewind capabilities. In addition to being available from most major cable providers in select markets, video-on-demand has been introduced over the Internet, as high-speed Internet access has greatly increased the speed and quality of viewing content, including feature-length movies, on personal computers. We have previously tested an entertainment-on-demand service, which delivered video-on-demand to consumers’ television sets via digital subscriber lines and fiber optic connections, and we conduct similar tests from time to time. The future of video-on-demand services, including services provided by us, is uncertain, however. Video-on-demand could have a negative effect on our video store business if:

•	video-on-demand could be profitably provided at a reasonable price; and

•	newly released movies were made available at the same time, or before, they were made available to the home video retailers for rental.

Delivery by mail. Some companies, including us, offer consumers the ability to purchase or rent movies and games through the Internet, with delivery by mail. This includes various online rental subscription programs, which generally do not have extended viewing fees. The convenience offered by this method of product delivery, and the attractiveness to consumers of having no extended viewing fees, could reduce the number of consumers who obtain product from our stores.

Disposable DVDs; personal video recorders. The technology exists for retailers to offer disposable DVDs, which would allow a consumer to view a DVD for an unlimited number of times during a specified period of time, at the end of which the DVD becomes unplayable as a result of chemistry technology. Another technology that could have an effect on our video store business is the personal video recorder. A personal video recorder allows consumers to automatically and digitally record programs to create a customized television line-up for viewing at any time. This technology also enables consumers to pause, rewind, instant replay and playback in slow motion any live television broadcast. We cannot predict the impact that these technologies will have on our business.

We Could Incur Substantial Costs Defending Ourselves in Any Suits Brought Against Us Asserting Patent or Other Intellectual Property Rights.

Netflix, our primary domestic competitor in online rental, recently stated that it had obtained a patent covering online rental subscription (United States Patent No. 6,584,450). While we cannot predict with certainty the scope, validity and enforceability of this or any other patent, we could nevertheless incur substantial costs in defending ourselves in any suits brought against us asserting patent or other intellectual property rights. If the outcome of any such litigation were to be unfavorable to us, our business and results of operations could be materially adversely affected. We are not currently aware of any patent that we believe will materially adversely affect our ability to pursue our current and planned business operations.

We Have Had Limited Experience With Certain New Customer Proposition Initiatives and Cannot Assure You When or if These or Future Initiatives Will Have a Positive Impact on Our Profitability.

We have implemented and will continue to implement initiatives that are designed to enhance efficiency and customer convenience in our stores, and we are also continuing to test and implement initiatives such as subscription-based rentals, games store-in-stores and trading concepts. The implementation of these and other similar initiatives in our stores will involve significant investments by us of time and money. Because we have limited experience with such new initiatives, we cannot assure you that they will be successful or profitable either over the short or long term, including success in retaining customers.

Any Failure or Inadequacy of Our Information Technology Infrastructure Could Harm Our Business.

The capacity, reliability and security of our information technology hardware and software infrastructure and our ability to expand and update this infrastructure in response to our growth and changing needs are important to the implementation of our new customer proposition initiatives, as well as the operation of our business generally. In connection with our growth and to avoid technology obsolescence and enable future cost savings and customer enhancements, we are continually updating our information technology infrastructure. In addition, we intend to add new features and functionality to our products, services and systems that could result in the need to develop, license or integrate additional technologies. Our inability to add additional software and hardware or to upgrade our technology infrastructure could have adverse consequences, which could include the delayed implementation of our new customer proposition initiatives, service interruptions, impaired quality or speed of the users’ experience and the diversion of development resources. Our failure to provide new features or functionality to our systems also could result in these consequences. We may not be able to effectively upgrade and expand our systems, or add new systems, in a timely manner or to integrate smoothly any newly developed or purchased technologies with our existing systems. These difficulties could harm or limit our ability to improve our business.

Newly Opened Stores May Adversely Affect the Profitability of Pre-existing Stores.

We expect to open company-operated stores in markets where we already have significant operations in order to maximize our market share within these markets. Although we have a store development approach that is designed to minimize the affect of newly opened stores on pre-existing stores, we cannot assure you that these newly opened stores will not adversely affect the revenues and profitability of those pre-existing stores in any given market.

We May Be Required to Make Lease Payments Related to BLOCKBUSTER MUSIC Stores That Were Sold to Wherehouse Entertainment Inc., Which is in Chapter 11 Bankruptcy.

In October 1998, about 380 BLOCKBUSTER MUSIC® stores were sold to Wherehouse Entertainment Inc. Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. In connection with our initial public offering, we entered into an Initial Public Offering and Split-Off agreement with Viacom, pursuant to which we agreed to indemnify Viacom with respect to any amount paid under these guarantees. On January 21, 2003, Wherehouse filed a petition for protection under Chapter 11 of U.S. bankruptcy law. Based on information regarding lease and guarantee expirations originally available in connection with the Wherehouse bankruptcy, we estimated that we were contingently liable for approximately $36.0 million. Of this amount, we recorded a reserve of $18.7 million during the fourth quarter of 2002, which represented our estimate of the lease guarantee obligation at that time. During 2003, we paid approximately $8.2 million associated with the lease guarantee obligation. In addition, during the fourth quarter of 2003, based upon our most current information regarding the bankruptcy proceedings, we reduced our reserve by $2.6 million, resulting in a remaining reserve balance of $7.9 million at December 31, 2003. Any payments we are required to make under the guarantees in excess of our recorded reserve would negatively effect our results of operations.

Our Business Model is Substantially Dependent on the Functionality of Our Centralized Domestic Distribution Center.

Our domestic distribution system is centralized. This means that we ship nearly all of the products to our U.S. company-operated stores through our distribution center. If our distribution center were to become non-operational for any reason, we could incur significantly higher costs and longer lead times associated with distributing our movies and other products to our stores.

We Are Subject to Governmental Regulation Particular to the Retail Home Video Industry and Changes in U.S. or International Laws May Adversely Affect Us.

Any finding that we have been, or are in, noncompliance with respect to the laws affecting our business could result in, among other things, governmental penalties or private litigant damages, which could have a material adverse effect on us. We are subject to various international and U.S. federal and state laws that govern the offer and sale of our franchises because we act as a franchisor. In addition, because we operate video stores and develop new video stores, we are subject to various international and U.S. federal and state laws that govern, among other things, the disclosure and retention of our video rental records and access and use of our video stores by disabled persons, and are subject to various state and local advertising, consumer protection, licensing, zoning, land use, construction, environmental, health and safety, minimum wage and labor and other employment regulations. The international home video and video game industry varies from country to country due to, among other things, legal standards and regulations, such as those relating to foreign ownership rights, unauthorized copying, intellectual property rights, labor and employment matters, trade regulation and business practices, franchising and taxation, and format and technical standards. Our obligation to comply with, and the effects of, the above governmental regulations are increased by the magnitude of our operations.

There is also a significant amount of U.S. state and local and international regulation governing trading activities. As we continue to develop our movie and games trading model, we will incur additional costs to comply with these regulations. In addition, efforts to comply with these regulations could delay our ability to implement our trading initiatives on our proposed schedule.

Changes in existing laws, including environmental and employment laws, adoption of new laws or increases in the minimum wage, may increase our costs or otherwise adversely affect us. For example, the repeal or limitation in the United States of the “first sale” doctrine, which is discussed above under “Item 1. Business—Our Business—Intellectual Property,” for audiovisual works or for computer software made for limited purpose computers (or, conversely, the creation of a rental right vested in the copyright holder) would have an adverse impact in the United States on our rental business. In August 2002, the U.S. Copyright Office released its study on the first sale doctrine in the digital age and determined that no changes were warranted. Similarly, the adoption or expansion of laws in any other country to allow copyright owners to charge retailers more for rental product than for sell-through product could have an adverse impact on our rental business in that country.

Any Acquisitions We Make Involve a Degree of Risk.

We have in the past, and may in the future, engage in acquisitions to continue expansion of our domestic and international rental and retail presence. For example, during 2003 and 2002 we made asset acquisitions of stores in the United States and in markets outside of the United States. In addition, during 2002 we acquired all of the capital stock of the second largest games retailer in the United Kingdom and purchased the 51% interest that we did not already own in our joint venture based in Italy. If these or any future acquisitions are not successfully integrated with our business, our ongoing operations could be adversely affected. Additionally, acquisitions may not achieve desired profitability objectives or result in any anticipated successful expansion of the acquired businesses or concepts. Although we review and analyze assets or companies we acquire, such reviews are subject to uncertainties and may not reveal all potential risks. Additionally, although we attempt to obtain protective contractual provisions, such as representations, warranties and indemnities, in connection with acquisitions, we cannot assure you that we can obtain such provisions in our acquisitions or that they will fully protect us from unforeseen costs of the acquisition.

CAUTIONARY STATEMENTS RELATING TO OUR RELATIONSHIP WITH VIACOM

If Viacom Divests Itself of Its Interest In Us, Your Investment Will Be Subject to Different Risks.

On February 10, 2004, Viacom announced that its board of directors authorized it to pursue the divestiture of its approximately 81.5% equity interest in us based on the conclusion that we would be better positioned as a company completely independent of Viacom. Viacom announced at that time that it anticipated that the divestiture would be achieved through a tax-free split-off, but that it would continue to consider other alternatives. This transaction is subject to approval by the Viacom board of directors and an assessment of market conditions. As announced, the divestiture is subject to further approval of Viacom’s board of directors and an assessment of market conditions. Our board of directors has established a special committee for the purpose of representing the best interests of us and our minority stockholders with respect to any proposed transaction.

If Viacom completes a divestiture, we will no longer be controlled by Viacom and will be a separate, stand-alone company. As result, you may be subject to, among others, the following risks:

•

Any divestiture might result in a large number of shares of our class B common stock currently held by Viacom, or additional shares of our class A common stock if shares of our class B common stock are converted at the time of the split-off, being publicly traded, which could put downward pressure on the market price of our class A common stock;

•	After a divestiture, if any, we would no longer have access to the resources of Viacom and would have to replace services previously provided by Viacom, and might not be able to obtain replacement services on similar terms; and

•	Our historical financial information may not necessarily reflect what our results of operations, financial condition and cash flows would have been as a separate, stand-alone company and therefore may not be indicative of future results.

As part of any divestiture, we anticipate that many of our existing intercompany arrangements with Viacom would be revisited and may change to our benefit or to our detriment. We might also enter into additional intercompany arrangements with Viacom regarding matters or services not currently covered, which might also be to our benefit or to our detriment.

We anticipate that our board of directors may consider issuing a special dividend, subject to acceptable financing and other considerations, to all stockholders including Viacom in connection with any divestiture. The Board may decide to authorize the borrowing of a significant amount of money to fund the dividend, which would require us to use a portion of our future cash flows to repay the indebtedness instead of investing in new initiatives.

There May Be an Adverse Effect on the Price of Our Class A Common Stock Due to Disparate Voting Rights of Our Class A Common Stock and Our Class B Common Stock and, Possibly, Differences in the Liquidity of the Two Classes.

The differential in the voting rights of the class A common stock and class B common stock could adversely affect the price of the class A common stock to the extent that investors or any potential future purchaser of our common stock ascribe value to the superior voting rights of the class B common stock. The holders of class A common stock and class B common stock generally have identical rights except that holders of class A common stock are entitled to one vote per share while holders of class B common stock are entitled to five votes per share on all matters to be voted on by stockholders. Holders of class A common stock and class B common stock are entitled to separate class votes on amendments to our certificate of incorporation that would alter or adversely affect the powers, preferences or special rights of the shares of their respective classes. In addition, it is possible that differences in the liquidity between the two classes may develop, which could result in price differences.

We Will Be Controlled by Viacom As Long as It Owns a Majority of the Combined Voting Power of Our Two Classes of Common Stock, and Our Other Stockholders Will Be Unable to Affect the Outcome of Stockholder Voting During This Time.

We are currently controlled by Viacom. We have two classes of common stock:

•	class A common stock, which entitles the holder to one vote per share; and

•	class B common stock, which entitles the holder to five votes per share,

on all matters submitted to our stockholders. As of March 1, 2004, Viacom owns about 95.6% of the combined voting power of our outstanding common stock. As a result, Viacom is able to determine the outcome of all corporate actions requiring stockholder approval. Because Viacom has the ability to control us, it has the power to act without taking the best interests of our other stockholders into consideration. For example, Viacom can control decisions with respect to:

•	the direction and policies of our company, including the election and removal of directors;

•	mergers or other business combinations involving us;

•	the acquisition or disposition of assets by us;

•	future issuances of our common stock or other securities;

•	the incurrence of debt by us;

•	the payment of dividends, if any, on our common stock; and

•	amendments to our certificate of incorporation and bylaws.

Any of these provisions could be used by Viacom for its own advantage to the detriment of our other stockholders. This in turn may have an adverse effect on the price of our class A common stock.

There Are Potential Conflicts of Interest With Respect to Our Relationship With Viacom Because Viacom Controls Us and Our Business Objectives May Differ.

Because Viacom controls us and our business objectives may differ, there are potential conflicts of interest between Viacom and us regarding, among other things:

•	our past and ongoing relationship with Viacom, including, but not limited to, the acquisition of movies from Paramount Pictures Corporation, an indirect subsidiary of Viacom, Viacom’s control of our tax matters for years in which we are consolidated with Viacom for tax purposes and the agreements between Viacom and us that would apply in the event we are split off from Viacom;

•	potential competitive business activities; and

•	sales or distributions by Viacom of all or part of its ownership interest in our company.

We cannot assure you that we will be able to resolve any potential conflicts or that, if resolved, we would not be able to receive a more favorable resolution if we were dealing with someone who was not controlling us.

Four of Our Directors May Have Conflicts of Interest Because They Are Also Directors or Executive Officers of Viacom.

Two members of our board of directors are directors and executive officers of Viacom, one member is an executive officer of Viacom, and one member is a director of Viacom. These directors have obligations to us as well as to Viacom and may have conflicts of interest with respect to matters potentially or actually involving or affecting us. These provisions do not, however, eliminate or limit the fiduciary duty of loyalty of our directors under applicable Delaware law. Subject to applicable Delaware law, stockholders in our company are deemed to have notice of and have consented to these provisions of our certificate of incorporation. Although these provisions are designed to resolve such conflicts between us and Viacom fairly, we cannot assure you that any conflicts will be so resolved.

Our Anti-takeover Provisions May Delay or Prevent a Change of Control of Our Company, Which Could Adversely Affect the Price of Our Common Stock.

The existence of some provisions in our corporate documents and Delaware law may delay or prevent a change in control of our company, which could adversely affect the price of our common stock. Our certificate of incorporation and bylaws contain some provisions that may make the acquisition of control of our company more difficult, including provisions relating to the nomination, election and removal of directors and limitations on actions by our stockholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Viacom, however, is generally exempted from these provisions and will have special rights so long as it owns at least a majority of the combined voting power of our two outstanding classes of common stock.

In addition, we have entered into a tax matters agreement with Viacom, which requires, among other things, that we cannot voluntarily enter into certain transactions, including any merger transaction or any transaction involving the sale of our capital stock, without the consent of Viacom.

Item 7.     Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Tabular Dollars in Millions)

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this document.

Overview

Blockbuster Inc. is a leading global provider of in-home rental and retail movie and game entertainment, with approximately 8,900 stores in the United States, its territories and 27 other countries as of December 31, 2003. During 2003, our business continued to improve financially as we worked to reposition our business. We achieved record revenues and gross profit for the year and made important progress towards new initiatives and opportunities that we believe will benefit Blockbuster going forward.

During 2003, the rental market slowed to some extent as a result of increased competition from retail DVD sales and other home video distribution channels. The impact of these changes was especially apparent during the latter half of 2003 when the industry saw slower traffic despite a favorable box office comparison. While the rental market slowed, retail demand for DVDs and games continued to increase and we capitalized on the consumer traffic generated by our rental business, as well as our expansive store base, to further enhance our presence in the retail market and increase revenues. This growth was especially strong during the first and second quarters of the year and slowed during the second half of 2003 as we began competing against strong same-store revenues growth in the same period of 2002.

In addition to growing revenues, in 2003, we accomplished our primary goal of improving the profitability of our rental and retail businesses. Our focus on profitability was implemented by (1) increasing rental gross margin through more efficient buying and inventory management; (2) improving retail gross margin through increases in the average selling price of retail product; (3) decreasing marketing expenditures by leveraging increased advertising and promotion of video titles by the studios and the greater use of cost effective direct marketing tools; (4) reducing low margin, traffic-driving transactions implemented during the second half of 2002 to enhance our presence in the retail market; and (5) improving labor productivity in our domestic stores. Our approach favorably impacted our gross profits and operating expenses during the year, and we believe that it allowed us to be flexible in our ability to drive bottom-line profitability under market conditions that were unfavorable to significantly growing revenues. This approach had some negative impact on our same-store revenues during 2003, due to reductions in areas such as advertising and rental product purchases. We believe, however, that our increases in profitability and cash flows are critical components of our strategy to participate in new opportunities and drive new initiatives going forward.

During the fourth quarter of 2003, as discussed below under “Critical Accounting Policies—Goodwill Impairment,” we recognized non-cash charges of $1.29 billion to impair goodwill in accordance with SFAS 142 and $18.5 million to impair other long-lived assets in accordance with SFAS 144. These charges are included in operating expenses.

During 2004, we expect to focus our strategy towards our participation in new opportunities and driving new initiatives, each of which is discussed below:

•	Expansion of our rental subscription programs. Our rental subscription programs for movies and games allow customers to purchase a rental pass that permits them to rent an unlimited number of titles for one price during the term of the pass, subject to certain limitations. We currently offer store-based movie subscription programs in about 25% of our U.S. locations and offer our Game Freedom Pass in substantially all our domestic stores. During 2004, we plan to expand our offering of store-based movie subscription programs to substantially all our remaining U.S. locations. In addition, a significant and growing market for online rental subscription services has developed, which has had and could continue to have a negative impact on our business. During 2004, we plan to launch an online subscription service, which will provide us with a significant opportunity for future growth.

•	Continued development of our games store-in-store concept. Our games store-in-store concept generally allows customers to rent, sell and buy new and used game software and hardware all within the convenience of one location. As of December 31, 2003, we had 177 games store-in-store locations. The recent increase in the number of specialty games retailers has had an impact on our game rental business. As such, we believe it is important for us to expand our presence with our games store-in-store concept both as an offensive measure, as a means to capitalize on growth opportunities, and defensively, in response to competition from specialty retailers.

•	Continued development of our movie and games trading model. Trading allows customers to trade their used DVDs and games in exchange for merchandise credit, discounts on other products and, in some stores, cash. We believe that expanding our offering of this service will significantly improve our selection of product and will drive sales of new, as well as used, DVDs and games.

To achieve these goals, during 2004, we plan on investing additional resources back into our business and implementing our growth opportunities and, as a result, we plan to incur incremental operating expenses and capital expenditures. Consequently, we are expecting that short-term profits will be negatively impacted by the incremental operating expense investments in our growth propositions. We believe our new initiatives will benefit Blockbuster going forward by replacing declining movie rental revenues and adding incremental revenue. In addition, we are expecting only moderate increases in total revenues for the year, due to continued softness in the rental industry caused by competition from retail DVD and other home video distribution channels and threats from piracy. While we do not believe that piracy has had a material impact on our consolidated revenues through 2003, we believe the increasing concern over piracy, particularly in our international markets, may adversely impact our future revenues.

On February 10, 2004, Viacom announced its intentions to pursue the divestiture of its approximately 81.5% interest in Blockbuster. Viacom also announced that it anticipates the divestiture will be achieved through a tax-free split-off, but has left open the opportunity to consider other alternatives. This transaction is subject to approval by the Viacom board of directors and an assessment of market conditions. Should the divestiture be completed during 2004, we anticipate that the re-negotiation of services or contracts currently provided through Viacom will result in increased operating expenses. (See additional discussion in “Related Party Transactions” below.) In addition, in the event of a split-off, the Company anticipates that the board of directors may consider issuing a special dividend, subject to acceptable financing, to all stockholders including Viacom. We believe that we can compete effectively as an independent company and that separation from Viacom would better position us to pursue our unique strategic vision and significant avenues for expansion.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to the revenues generated by customer programs and incentives, revenues generated by multiple-element transactions, useful lives and residual values of our rental library, accruals related to revenue sharing titles subject to performance guarantees, merchandise inventory reserves, income taxes, contingencies, impairment of our goodwill and impairment of our long-lived assets other than goodwill. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies require our more significant judgments and estimates and that changes in these estimates or the use of different estimates could have a material impact on our results of operations or financial position.

Revenue Recognition

Rental revenues are generally recognized at the time of rental or sale. Rental revenues are generated from the rental of VHS tapes, DVDs, video games and from any eventual sale of previously rented VHS tapes, DVDs and video games. Revenues generated from rental transactions include revenues received in connection with the initial rentals of product, as well as revenues associated with any continuations of such rentals past the initial rental period, as contemplated by our membership agreement. Under our convenience policy, which we implemented in February 2000, a customer pays for the initial rental at the time the product is rented and agrees to pay for any continuation of the rental beyond the initial rental period. Generally, when a customer elects to keep rental product beyond the initial rental period, the customer’s rental is successively continued for the same number of days and at the same price as the initial rental period, until such point as the product is purchased under the terms of the membership agreement or is returned. If we were to change our rental terms to respond to competitive alternatives that do not have extended viewing fees or to lower customer dissatisfaction with extended viewing fees, it could result in a material change in the amount and timing of rental revenues going forward.

Merchandise sales include the sales of new movies, game software and movie or game related merchandise, including confections. In addition, we purchase used movies and game software from consumers in exchange for merchandise credit, discounts on other products and, in some stores, cash (“trading”). Sales of traded products are also included in merchandise sales. Sales of merchandise are recognized at the time of sale and a provision for sales returns and allowances on our merchandise sales is estimated and recorded based on historical trends. Due to the nature of the products that we sell, sales returns and allowances are minimal.

We have agreements with certain companies that allow these companies to purchase free rental cards from us, which can then be awarded at their discretion. We analyze our historical redemption rates for similar award programs as a basis for the estimate of the rentals that will not be redeemed on a program-by-program basis. We defer revenue for the estimated number of free rental cards that will ultimately be redeemed and recognize the amount deferred as revenue upon redemption. Revenue for estimated non-redemptions, net of the estimated escheat liability, is generally recognized when the cards are issued. A 10% change in the estimate of non- redemptions would not have a material impact on our revenues for 2003. If the actual number of free rentals redeemed is significantly different than our estimate, an adjustment to the revenue recorded in a particular period may be required.

Rental Library Amortization

We amortize the cost of our rental library, which includes VHS tapes, DVDs and games, over periods ranging from three months to twelve months to an estimated residual value ranging from $2 to $5 per unit, according to the product category. We continually evaluate the estimates surrounding the useful lives and residual values used in amortizing our rental library. Changes to these estimates resulting from changes in consumer demand, changes in our customer propositions, including our subscription or trading initiatives, or the price or availability of retail video product may materially impact the carrying value of our rental library and our rental margins. For instance, during 2001, we changed our estimates regarding useful lives and residual values of rental VHS and game products to reflect increasing customer demand for DVDs and the release of popular new game platforms which replaced the existing technology. This change resulted in increased amortization expense during 2001, as discussed in Note 5 to our consolidated financial statements. In addition, we record adjustments to the value of previously rented product primarily for estimated obsolete or excess inventory based upon assumptions about future demand and market conditions. If future demand or actual market conditions are less favorable than those estimated by management, additional inventory adjustments, including possible adjustments to rental amortization periods or residual values, may be required.

Merchandise Inventory

Our merchandise inventory, which includes new and traded movies and games and other general merchandise, including confections, is stated at the lower of cost or market. We include an allocation of costs incurred in our distribution center to prepare new products for our stores in the cost of our merchandise inventory. We record adjustments to the value of inventory primarily for estimated obsolete or excess inventory equal to the difference between the carrying value of inventory and the estimated market value based upon assumptions about future demand and market conditions. If future demand or actual market conditions are less favorable than those projected by management, additional inventory adjustments may be required. Our accrual for shrink is based on the actual historical shrink results of our most recent physical inventories adjusted, if necessary, for current economic conditions. These estimates are compared with actual results as physical inventory counts are taken and reconciled to the general ledger. In late 2002 and early 2003, our shrink increased with the introduction and increased demand for DVD product and with our increased presence as a video game retailer. DVD and video game products are more susceptible to shrink due to their portability and popularity. We continue to design and implement controls at our stores and in our distribution center to lower our shrink results.

Tax Valuation Allowances

We record valuation allowances to reduce our deferred tax assets to amounts that are more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that our estimates regarding future taxable income or the results of our tax planning strategies differ from actual results, we would adjust our deferred tax assets with an offsetting amount recorded to our income tax provision in the period such determination was made. As noted below, and in Note 10 to our consolidated financial statements, during the third quarter of 2002, Viacom notified us that the conditions pursuant to which Viacom could require us to surrender tax loss carryovers were no longer applicable and, therefore, Viacom would not request us to surrender our United Kingdom tax loss carryovers. Accordingly, we reduced the valuation allowance by $8.7 million as it was more likely than not that these tax loss carryovers would be utilized in the future.

Impairment of Goodwill and Other Long-Lived Assets

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized to earnings, but instead be periodically tested for impairment. The impairment test is performed on an annual basis and between annual tests (an “interim impairment test”) if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. In addition, SFAS 142 requires that the impairment test be performed through the application of a two-step fair value test at the reporting unit level, as opposed to the enterprise-wide undiscounted cash flow approach used by us to evaluate impairment under the previous accounting standard.

Upon adoption of SFAS 142 we performed the two-step goodwill impairment test. The first step of the test compares the book value of our reporting units, domestic and international, to their estimated fair values. The estimated fair values of the reporting units are computed using the present value of estimated future cash flows. This analysis utilizes a five year forecast of estimated cash flows and a terminal value at the end of the cash flow period. The forecast period growth assumptions consist of internal projections that are based on our budget and long-range strategic plan. The discount rate used at the testing date is our weighted average cost of capital. If fair values of the reporting units do not exceed their carrying values then the second step must be performed to quantify the amount of the impairment.

The second step of the goodwill impairment test compares the implied fair value of goodwill to the book value of goodwill. To determine the implied fair value of goodwill, we allocate the estimated fair value of Blockbuster to the estimated fair value of our existing tangible assets and liabilities as well as existing identified intangible assets and previously unidentified intangible assets. The estimated implied fair value of goodwill and the estimated fair value of identified intangibles are compared to their respective carrying values and any excess carrying value is recorded as a charge to operating earnings.

As noted above, prior to adoption of SFAS 142, the Company tested impairment of goodwill on an enterprise-wide basis by comparing undiscounted cash flows to the carrying value of the goodwill. As a result of the change in methodology required by SFAS 142, we determined that the goodwill balance for our domestic reporting unit was impaired, resulting in a charge of $1.82 billion as of January 1, 2002. The impairment charge has been recorded as a cumulative effect of a change in accounting principle, net of tax, in our consolidated statements of operations for the year ended December 31, 2002.

Subsequently, we performed our annual impairment test on October 31, 2002, which resulted in the estimated fair values of each of our reporting units exceeding their book values.

In mid-December of 2002, we issued a press release stating that we would have lower than anticipated earnings for the quarter and the year due to softness in sales during the holiday season resulting from unanticipated competitive factors. In addition, we indicated that we had incurred higher rental product purchases and advertising expenditures associated with planned revenues which did not fully materialize. As a result of this information, our stock price declined sharply. We believed these events were indicators or factors that would require a company to perform an interim impairment test in accordance with SFAS 142. As a result, we performed an interim impairment test on our domestic and international goodwill balances as of December 31, 2002. This test resulted in estimated fair values for each of our reporting units in excess of their net book values. As a result, we did not have any additional impairment under the provisions of SFAS 142 for 2002.

In completing our analysis of the fair value of Blockbuster during the fourth quarter of 2003, several events converged which led us to conclude that our business had incremental risks that were required to be included in our evaluation of goodwill under SFAS 142. These events included our performance during the holiday selling season, which indicated that same-store revenues for our core rental business would be more unfavorable than we previously anticipated. We believe that these changes were caused by increased competition from retail DVD and discounted retail DVD pricing by mass merchants. These trends also indicated that the strength of rental revenues in the fourth quarter had been and will continue to be negatively affected, to some degree, by consumers purchasing DVDs during the holiday season. Additional risks included implementation risks associated with our new initiatives and risks associated with certain of our international operations, such as increased competition, two-tiered pricing and piracy. All of these factors adversely affected Viacom’s negotiations with third parties regarding their possible disposal of their investment in our Company. All of this information was considered in finalizing our estimate of fair value for our reporting units as of December 31, 2003. Accordingly, management determined that the goodwill balance was impaired and recorded an impairment charge for both the domestic and international reporting units during the fourth quarter of 2003 totaling $1.29 billion. This charge is included in “Impairment of goodwill and other long-lived assets” in the Consolidated Statements of Operations for the year ended December 31, 2003.

The Company will perform its annual impairment test for 2004 during the fourth quarter, and on an interim date in 2004 should factors or indicators become apparent that would require an interim test. A significant downward revision in the present value of estimated future cash flows or a fair value below book value at the date of our divestiture from Viacom, could result in a material impairment of goodwill under FAS 142.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we assess long-lived assets (primarily property and equipment) for impairment whenever there is an indication that the carrying amount of the assets may not be recoverable. Impairment review of long-lived assets associated with the Company’s stores is performed domestically on a market-by-market basis and internationally on a country-by-country basis. Recoverability is determined by comparing the estimated undiscounted cash flows generated by these assets to the assets’ net carrying value. If the sum of the estimated undiscounted cash flows is less than the assets’ net carrying value, then an impairment loss must be recognized. The amount of impairment loss, if any, is measured as the difference between the net book value of the assets and the present value of the discounted cash flows estimated to be generated by the assets.

During the fourth quarter of 2003, in conjunction with the goodwill impairment discussed above, we reviewed our long-lived assets for impairment in conjunction with SFAS 144. As a result, we determined that the carrying value of certain fixed assets in four international markets exceeded the estimated undiscounted future cash flows to be generated by those assets. As a result, we recorded an impairment charge of approximately $18.5 million. This charge is included in “Impairment of goodwill and other long-lived assets” in the Consolidated Statements of Operations for the year ended December 31, 2003.

Results of Operations

Consolidated Results

The following table sets forth consolidated results of operations and other financial data (in millions, except margin and worldwide same-store data).

	Year Ended December 31,
	1999	2000	2001	2002	2003
Statement of Operations Data:
Revenues	$4,463.5	$4,960.1	$5,156.7	$5,565.9	$5,911.7
Cost of sales	1,762.5	2,036.0	2,420.7	2,358.7	2,389.8

Gross profit	2,701.0	2,924.1	2,736.0	3,207.2	3,521.9
Operating expenses	2,579.3	2,848.4	2,955.6	2,870.1	4,367.1

Operating income (loss)	121.7	75.7	(219.6)	337.1	(845.2)
Interest expense	(119.3)	(116.5)	(78.2)	(49.5)	(33.1)
Interest income	3.2	7.3	6.1	4.1	3.1
Other items, net	(0.2)	1.7	(5.2)	2.9	(0.4)

Income (loss) before income taxes	5.4	(31.8)	(296.9)	294.6	(875.6)
Benefit (provision) for income taxes	(71.8)	(45.4)	56.1	(103.0)	(103.2)
Equity in income (loss) of affiliated companies, net of tax	(2.8)	1.3	0.5	(2.2)	(0.7)

Income (loss) before cumulative effect of change in accounting principle	(69.2)	(75.9)	(240.3)	189.4	(979.5)
Cumulative effect of change in accounting principle, net of tax	—	—	—	(1,817.0)	(4.4)

Net loss	$(69.2)	$(75.9)	$(240.3)	$(1,627.6)	$(983.9)

Cash Flow Data:
Cash flows provided by operating activities	$1,142.8	$1,320.8	$1,395.1	$1,451.2	$1,416.1
Cash flows used for investing activities	$(1,258.1)	$(1,056.8)	$(945.2)	$(1,303.5)	$(1,010.4)
Cash flows provided by/(used for) financing activities	$137.2	$(187.2)	$(441.2)	$(199.2)	$(335.5)

Other Data:
Depreciation	$220.5	$279.0	$246.6	$232.1	$255.5
Amortization of intangibles	$171.8	$180.1	$177.1	$1.7	$2.4
Impairment of goodwill and other long-lived assets	$—	$—	$—	$—	$1,304.9

Margins:
Rental margin(1)	66.0%	64.4%	57.7%	66.1%	70.0%
Merchandise margin(2)	21.0%	21.4%	18.9%	17.1%	19.8%
Gross margin(3)	60.5%	59.0%	53.1%	57.6%	59.6%

Worldwide Store Data:
Same-store revenues increase (decrease)(4)	8.3%	5.6%	2.5%	5.1%	(2.2)%
Company-operated stores at end of year	5,879	6,254	6,412	6,907	7,105
Franchised and joint venture stores at end of year	1,274	1,423	1,569	1,638	1,762
Total stores at end of year	7,153	7,677	7,981	8,545	8,867

(1)	Rental gross profit (rental revenues less cost of rental revenues) as a percentage of rental revenues.
(2)	Merchandise gross profit (merchandise sales less cost of merchandise sold) as a percentage of merchandise sales.
(3)	Gross profit as a percentage of total revenues.

(4)	A store is included in the same-store revenues calculation after it has been opened and operated by us for more than 52 weeks. An acquired store becomes part of the same-store base in the 53rd week after its acquisition and conversion. The percentage change is computed by comparing total net revenues for stores at the end of the applicable reporting period with total net revenues from these same stores for the comparable period in the prior year.

Comparison of 2003 to 2002

Revenues. Revenues increased $345.8 million, or 6.2%, from 2002 to 2003 as a result of growth in rental revenues and merchandise sales. The following is a summary of revenues by category:

	Year Ended December 31,
	2002		2003		Increase/(Decrease)
	Revenues	Percent of Total	Revenues	Percent of Total	Dollar	Percent
Rental revenues	$4,460.4	80.1%	$4,533.5	76.7%	$73.1	1.6%
Merchandise sales	1,019.7	18.3%	1,281.6	21.7%	261.9	25.7%
Other revenues	85.8	1.6%	96.6	1.6%	10.8	12.6%

Total revenues	$5,565.9	100.0%	$5,911.7	100.0%	$345.8	6.2%

	Same-Store Revenues Increase/(Decrease)
	Worldwide	Domestic	International(1)
Rental revenues	(3.6)%	(3.8)%	(2.9)%
Merchandise sales	3.7%	3.4%	4.4%
Total revenues	(2.2)%	(2.7)%	(0.7)%

(1)	International same-store revenues do not include the impact of foreign exchange.

The increase in overall revenues was primarily due to a net increase of 198 company-operated stores, favorable exchange rates and the acquisitions in the fourth quarter of 2002 of GameStation, Inc., a leading games retailer in the United Kingdom, and of the remaining 51% interest that we did not already own in our joint venture stores in Italy.

Overall worldwide same-store revenues decreased 2.2% as a result of a decrease in worldwide same-store rental revenues, which was partially offset by an increase in worldwide same-store merchandise sales. The decline in worldwide same-store rental revenues was primarily the result of a weaker rental market worldwide. While the rental market slowed during 2003, retail demand for DVDs and games continued to increase and we took advantage of this increased demand during the first and second quarters of the year to enhance our presence in this market. The strong growth in our same-store merchandise sales during the first and second quarters slowed during the second half of 2003 as we began competing against strong same-store sales growth in the same period of the prior year. During the third and fourth quarters of 2002, we implemented several low-margin, traffic-driving transactions to enhance our presence in the market. During 2003, we reduced our use of these types of programs in conjunction with our focus on improving profitability.

Rental Revenues. Rental revenues are generated from the rental of VHS tapes, DVDs, video games and from any eventual sale of previously rented VHS tapes, DVDs and video games. Revenues generated from rental transactions include revenues received in connection with the initial rental of the product, as well as revenues related to any continuations of such rentals past the initial rental period, as contemplated by our membership agreement. Under our standard domestic rental policy, at the time the product is rented, a customer pays for the initial rental and, pursuant to the terms of our membership agreement, agrees to pay for any continuation of the rental beyond the initial rental period. Generally, when a customer keeps rental product beyond the initial rental period, the customer’s rental is successively continued for the same number of days and at the same price as the initial rental period, until such time as the product is returned or purchased under the terms of the membership agreement.

In order to provide our customers with new and innovative rental programs, during 2003, we offered store-based subscription rental offers, or movie rental passes, in approximately 25% of our domestic stores. We also relaunched our Game Freedom Pass in substantially all of our domestic stores. These rental passes allow customers to rent an unlimited number of products during the term of the pass, subject to a limit of the number of items that can be taken at one time. Items can be returned at any time during the term of the pass. As contemplated by the terms and conditions of the passes, extended viewing fees do not accrue on pass rentals during the pass term; however, if a customer keeps an item beyond the pass term, the rental continues, beginning at noon on the day immediately following the last day of the pass term, for the same number of days and at the same price had the item been rented on that day under our standard rental terms and not under the pass. The rental is successively continued on such terms until such time as the item is returned or is purchased under the terms of our membership agreement. We continue to evaluate our store-based subscription offerings and anticipate expanding our offering of movie rental passes nationwide in 2004.

Rental revenues increased $73.1 million, or 1.6%, from 2002 to 2003, due primarily to an increase in movie rental revenues, which was offset slightly by a decrease in game rental revenues. The following is a summary of rental revenues by product category:

	Year Ended December 31,
	2002		2003		Increase/(Decrease)
	Revenues	Percent of Total	Revenues	Percent of Total	Dollar	Percent
Movie rental revenues:
VHS rental revenues	$2,190.1	49.1%	$1,435.7	31.7%	$(754.4)	(34.4)%
DVD rental revenues	1,741.0	39.0%	2,599.7	57.3%	858.7	49.3%

Total movie rental revenues	3,931.1	88.1%	4,035.4	89.0%	104.3	2.7%
Game rental revenues	529.3	11.9%	498.1	11.0%	(31.2)	(5.9)%

Total rental revenues	$4,460.4	100.0%	$4,533.5	100.0%	$73.1	1.6%

	Same-Store Revenues Increase/(Decrease)
	Worldwide	Domestic	International(1)
Movie rental revenues	(3.1)%	(3.4)%	(2.0)%
Game rental revenues	(7.7)%	(8.2)%	(4.7)%
Total rental revenues	(3.6)%	(3.8)%	(2.9)%

(1)	International same-store revenues do not include the impact of foreign exchange.

The increase in overall rental revenues was primarily due to a net increase of 198 company-operated stores, favorable exchange rates and the fourth quarter of 2002 acquisition of the remaining interest in our joint venture stores in Italy. These increases were partially offset by a 3.6% decrease in worldwide same-store rental revenues, reflecting decreases in both movies and games same-store rental revenues. The decrease in same-store rental revenues occurred both domestically and internationally and was the result of a generally weaker rental market as compared to prior years, our focus on profitability and increased competition from retail DVD sales and other home video distribution channels. Our domestic operations represented 78.6% of our rental revenues in 2003 as compared with 81.8% of our rental revenues in 2002.

Movie Rental Revenues. Movie rental revenues increased $104.3 million, or 2.7%, from 2002 to 2003 primarily driven by a net increase of 198 company-operated stores and favorable exchange rates, which was partially offset by a 3.1% decrease in worldwide same-store movie rental revenues. DVD rental revenues continued to increase as a percentage of total rental revenues, as DVD hardware penetration has continued to increase, while VHS rental revenues have continued to decline.

We believe the decline in our same-store rental revenues was in line with the overall industry, reflecting a soft movie rental industry in the last six months of the year and increased competition from retail DVD sales and other home video distribution channels during this period. Contributing to the decrease in same-store movie rental revenues was our focus on increasing profitability and cash flow by significantly lowering advertising and rental product purchases. In addition to these factors, unit sales of previously rented movies decreased 7.2% due to increased competition from retail DVD. This decrease was offset by an increase in the average selling price resulting from the continued shift from VHS to DVD. Previously rented DVDs generally have a higher average selling price than previously rented VHS tapes due to the popularity and durability of the format.

Based upon our belief that the size of the video rental market has contracted as a result of the simultaneous availability of rental and retail product, we expect the rental market to decline in the coming year. We believe, however, that the rental market will stabilize in 2005 and 2006.

Game Rental Revenues. Game rental revenues declined $31.2 million, or 5.9%, from 2002 to 2003 due primarily to a 7.7% decrease in worldwide same-store game rental revenues, which was partially offset by a net increase of 198 company-operated stores and favorable exchange rates. The decrease in worldwide same-store game rental revenues was primarily due to a growing retail offering of low-priced catalog, or “value,” games and increased games trading by us and our competitors, both of which compete with our rental and previously played game product. In addition, same-store game rental revenues were impacted by the discontinuation of certain low margin game hardware platforms in selected stores during 2003 in conjunction with our focus on profitability.

Merchandise Sales. Merchandise sales increased $261.9 million, or 25.7%, from 2002 to 2003, due to increases in movie, game and general merchandise sales. The following is a summary of merchandise sales by product category:

	Year Ended December 31,
	2002		2003		Increase/(Decrease)
	Revenues	Percent of Total	Revenues	Percent of Total	Dollar	Percent
Movie sales:
VHS sales	$128.8	12.6%	$65.2	5.1%	$(63.6)	(49.4)%
DVD sales	370.4	36.3%	516.4	40.3%	146.0	39.4%

Total movie sales	499.2	48.9%	581.6	45.4%	82.4	16.5%
Game sales	164.7	16.2%	305.0	23.8%	140.3	85.2%
General merchandise sales	355.8	34.9%	395.0	30.8%	39.2	11.0%

Total merchandise sales	$1,019.7	100.0%	$1,281.6	100.0%	$261.9	25.7%

	Same-Store Revenues Increase/(Decrease)
	Worldwide	Domestic	International(1)
Movie sales	6.4%	7.1%	3.9%
Game sales	1.8%	(7.2)%	9.5%
General merchandise sales	0.6%	0.0%	1.5%
Total merchandise sales	3.7%	3.4%	4.4%

(1)	International same-store revenues do not include the impact of foreign exchange.

Merchandise sales continued to grow as a percent of our business during 2003, representing 21.7% of total revenues in 2003, compared with 18.3% of total revenues in 2002. The increase in overall merchandise sales was primarily the result of sales by GameStation, Inc., a leading games retailer in the United Kingdom which we acquired during the fourth quarter of 2002, favorable exchange rates and a net increase of 198 company-operated stores. In addition, worldwide same-store merchandise sales increased 3.7%, driven by sales increases in all categories. Our domestic operations represented 56.1% of our merchandise sales in 2003 as compared with 66.1% of our merchandise sales in 2002. This change was driven by the acquisition of United Kingdom based GameStation, Inc.

Movie Sales. Movie sales, which include sales of both new and traded DVDs and VHS tapes, increased $82.4 million, or 16.5%, from 2002 to 2003. This increase was the result of our increased focus on the sale of new movies to complement our rental offering and to accommodate increased demand for retail movies, primarily DVDs. We took advantage of this increased demand during the first and second quarters of the year to enhance our presence in this market. The strong growth in merchandise sales during the first and second quarters slowed during the second half of 2003 as we began competing against strong same-store sales growth in the same period of the prior year. These factors and a net increase of 198 company-operated stores led to an overall 7.5% increase in retail movie transactions in 2003 as compared to 2002. Additionally, an improved pricing strategy, the increase in DVD sales as a percentage of total movie sales and favorable exchange rates led to a 8.4% increase in the average selling price of retail movies in 2003 as compared to 2002. Retail DVD sales generally have a higher average selling price than retail VHS sales. These factors led to an increase in worldwide same-store movie sales of 6.4%.

Game Sales. Game sales, including sales of new and traded game software, hardware consoles and accessories, increased $140.3 million, or 85.2%, from 2002 to 2003. This increase resulted primarily from sales by GameStation, Inc., which we acquired during the fourth quarter of 2002, a 1.8% increase in worldwide same-store games sales and favorable exchange rates. The increase in worldwide same-store games sales was driven by a substantial increase in domestic games transactions during the first six months of 2003 resulting from improved penetration of key game hardware platforms. These changes, and the addition of GameStation, Inc., contributed to a 145.7% increase in overall retail game transactions in 2003 as compared to 2002. The impact of increased retail game transactions was partially offset by a 24.7% decrease in the average selling price of retail games product due to a higher percentage of retail game sales from value retail game product and a reduction in the sale of game consoles. Value retail game product generally has a lower average selling price than new release game retail product, while game consoles have a significantly higher average selling price than game software.

General Merchandise Sales. General merchandise sales, which include sales of confections, other movie and game-related product and sales to franchisees, increased $39.2 million, or 11.0%, from 2002 to 2003. This increase was the result of a net increase of 198 company-operated stores, favorable exchange rates and a 0.6% increase in same-store general merchandise sales, which was offset by a $10.1 million decrease in sales to franchisees. The decrease in sales to franchisees was the result of the franchisees shifting some inventory purchases to outside distributors and suppliers.

Cost of Sales. Cost of sales of $2,389.8 million in 2003 increased $31.1 million, or 1.3%, from $2,358.7 million in 2002. The increase in our cost of sales was primarily due to an increase in revenues, which was partially offset by improved gross margins, as discussed below.

Gross Profit. Gross profit of $3,521.9 million in 2003 increased $314.7 million, or 9.8%, from $3,207.2 million in 2002. The increase in gross profit was primarily driven by improvements in both rental and retail margins, a net increase of 198 company-operated stores and the impact of favorable exchange rates. As we have enhanced our position in the retail market and continued to grow our rental business through the addition of new stores, we have heightened our focus on generating gross profit dollars. Total gross margin increased from 57.6% in 2002 to 59.6% in 2003.

Rental Gross Profit. Rental gross profit increased $224.8 million, or 7.6%, from 2002 to 2003. The increase in rental gross profit was primarily due to an improvement in our rental gross margin, which increased 390 basis points from 66.1% in 2002 to 70.0% in 2003, a net increase of 198 company-operated stores and the impact of favorable exchange rates. These increases were partially offset by a decrease in worldwide same-store rental revenues. The improvement in our rental gross margin was primarily due to the following:

•	As a result of improved product buying and inventory management, rental product purchases, in total and on an average store basis, were lower in 2003 as compared with 2002. This resulted in lower overall rental product costs per average store, thereby increasing rental gross margin.

•	During late 2003, we increased the proportion of rental product purchased under revenue-sharing arrangements. This provided flexibility in our rental copy depth, while providing the ability to maintain a favorable level of movie rental gross margin.

•	Game rental margins were favorably impacted by improved buying and inventory management, including the discontinuation of certain low margin game hardware platforms in selected stores during 2003 in conjunction with our focus on profitability.

•	DVD rental revenues increased as a percent of total rental revenues from 39.0% in 2002 to 57.3% in 2003. Historically, and during 2003, DVD rental product on average had a higher overall margin than other rental product. In the later months of 2003, the margin advantage between VHS and DVD rental product narrowed as a result of increasingly favorable revenue sharing arrangements and improved inventory management on the declining VHS platform. As a result, we do not expect the continued shift to DVD to provide a significantly favorable impact to our gross margin going forward.

As a result of our continued focus on profitability, we expect rental margins to stabilize at or around their current levels during 2004.

Merchandise Gross Profit. Merchandise gross profit increased $79.1 million, or 45.3%, from 2002 to 2003. This increase was primarily due to an improvement in merchandise gross margin, which increased 270 basis points from 17.1% in 2002 to 19.8% in 2003, increased merchandise sales and the impact of favorable exchange rates. The increase in merchandise gross margin was primarily driven by an increased focus on improving profitability. This focus has resulted in a reduction in low margin, traffic-driving transactions, such as promotional offers that combine movie rentals with sales of popular retail titles and game hardware consoles, which were used to enhance Blockbuster’s presence as a retail destination during the third quarter of 2002 and improved pricing strategies during 2003 that increased the average retail selling price of movies.

These improvements were partially offset by the increase in new release DVD and game software sales as a percentage of total merchandise sales. New release DVD and game software sales, on average, have a lower gross margin than other merchandise sales.

Operating Expenses. Total operating expenses include occupancy costs, selling and advertising expenses, compensation expenses, other corporate and store expenses, depreciation and amortization. These costs increased $1.5 billion, or 52.2%, from 2002 to 2003 primarily due to $1.3 billion in non-cash impairment charges for the impairment of goodwill and other long-lived assets. Total operating expenses as a percentage of total revenues increased to 73.9% in 2003 from 51.6% in 2002 primarily as a result of the non-cash impairment charges which totaled 22.1% of total revenues for 2003. The change in total operating expenses reflects the following:

Selling, General and Administrative Expense. Selling, general and administrative expense, which includes expenses incurred at the store, regional and corporate levels, increased $168.0 million, or 6.4%, from 2002 to 2003. Selling, general and administrative expense as a percentage of total revenues in 2003 remained flat compared with 2002 as a result of lower same-store revenues in the last six months of 2003. The change in selling, general and administrative expense in 2003 resulted from the following items:

•	Occupancy costs increased $62.7 million, primarily as a result of a net increase of 198 company-operated stores and the fourth quarter 2002 acquisitions of GameStation, Inc. and the remaining interest in our joint venture stores in Italy.

•	Compensation expense increased $129.5 million, primarily related to additional personnel needed to support our store growth and our acquisitions of GameStation, Inc. and the remaining interest in our joint venture stores in Italy. Additionally, during 2003 we increased our incentive compensation as a result of our improved financial performance excluding the impact of non-cash impairment charges. These increases were offset by improved labor productivity in our domestic stores.

•	Advertising expense decreased $69.8 million, reflecting our ability to take advantage of increased advertising and promotion of video titles by studios during 2003 and the greater use of cost effective direct marketing tools.

The decrease in advertising expense was offset by the adoption of EITF 02-16 Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. EITF 02-16 required us to record certain consideration received from vendors in connection with cooperative advertising programs and other vendor marketing programs entered into or modified during 2003 as a reduction of the cost of inventory and rental library rather than as an offset of advertising costs.

During 2004, we will continue to leverage studio advertising of new releases and use more cost effective direct marketing tools. Overall, however, we may increase advertising expenses in 2004, as needed to support our new initiatives. We will continue to adjust our core advertising spend as necessary depending on market opportunities.

•	Other corporate and store expenses increased $45.6 million, due primarily to a net increase of 198 company-operated stores and the fourth quarter 2002 acquisitions of GameStation, Inc. and the remaining interest in our joint ventures stores in Italy. Additionally, we incurred increased expenses related to in-store customer service initiatives and systems and infrastructure improvements.

In 2004, we expect to incur additional selling, general and administrative expenses of approximately $70 million to $90 million as we develop and launch new initiatives. These costs would include incremental advertising costs discussed above and costs to make incremental improvements in systems and infrastructure to support our new initiatives.

Depreciation Expense. Depreciation expense increased $23.4 million, or 10.1%, from 2002 to 2003. The increase was primarily a result of a net increase of 198 company-operated stores and the fourth quarter 2002 acquisitions of GameStation, Inc. and of the remaining interest in our joint ventures stores in Italy.

Impairment of Goodwill and Other Long-Lived Assets. During the fourth quarter of 2003, as described above and in Note 3 to our consolidated financial statements, we recognized non-cash charges of $1.29 billion to impair goodwill in accordance with SFAS 142, Goodwill and Other Intangible Assets, and $18.5 million to impair other long-lived assets in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Interest Expense. Interest expense of $33.1 million in 2003 decreased $16.4 million, or 33.1%, as compared with $49.5 million in 2002. The decrease in interest expense was primarily due to a decrease in our outstanding debt balance of over $320 million from December 2002 and lower average interest rates in 2003 as compared with 2002.

Provision for Income Taxes. We recognized a provision for income taxes of $103.2 million in 2003 on a pretax loss of $875.6 million. The provision was recognized against the pretax loss because of $1.3 billion in non-cash charges to impair goodwill and other long-lived assets, of which a large portion was non-deductible.

Cumulative Effect of Change in Accounting Principle, Net of Tax. Effective January 1, 2003, we adopted SFAS No. 143, Accounting for Asset Retirement Obligations, (“SFAS 143”) which requires us to provide for estimated long-lived asset retirement obligations that will be incurred upon future store closings. The initial adoption of SFAS 143 required us to record a cumulative effect of change in accounting principle, net of tax, of

$4.4 million in our income statement in the first quarter of 2003. The initial adoption of this statement did not affect operating income or cash flow.

We adopted SFAS 142, which eliminates the amortization of goodwill and intangible assets with indefinite lives and requires instead that those assets be tested for impairment at least annually, as of January 1, 2002. The application of the transition provisions of this new accounting standard required us to reduce our goodwill balance by $1.82 billion during the first quarter of 2002, which is reflected in the income statement as a cumulative effect of change in accounting principle, net of tax, and does not affect operating income or cash flow.

Net Loss. Net loss of $983.9 million in 2003 decreased $643.7 million from $1,627.6 million in 2002. The 2003 loss was primarily the result of non-cash impairment charges of $1.3 billion associated with the impairment of goodwill and other long-lived assets. The loss in 2002 was the result of the cumulative effect of change in accounting principle recorded in the first quarter of 2002, as discussed above. Net loss before the cumulative effect of change in accounting principle of $979.5 million in 2003 represents a decrease in net income of $1.2 billion from income before cumulative effect of change in accounting principle of $189.4 million in 2002. This decrease was due to the $1.3 billion in non-cash impairment charges recorded during 2003, which was offset by the improved profitability of our core operations and other changes discussed above.

Comparison of 2002 to 2001

Change in Accounting Estimates for Rental Library and Special Item Charges

During the third quarter of 2001, we began implementation of a strategic re-merchandising plan to allow for an expansion of store space for DVD and other strategic product offerings, which we completed by December 31, 2001. We initiated this plan with the goal of optimizing our stores’ revenues and gross profit based on an evaluation of our product mix and product offerings. This evaluation also included analyses of industry trends and projections, such as the accelerated consumer acceptance of the DVD format. Based on our evaluation, and in connection with the resulting plan, we disposed of approximately 30% of our VHS rental library in our stores, certain VHS merchandise inventory primarily located in our distribution center and certain games from our rental library in our stores. These activities resulted in non-cash charges of $184.1 million to cost of rental revenues and $11.8 million to cost of merchandise sold recorded in 2001, which reflected the estimated cost of the disposed library and inventory items, net of estimated proceeds. We also recorded a charge of $26.9 million in incremental selling, general and administrative expenses during 2001, primarily related to (i) labor incurred during 2001 to execute the plan, (ii) supply and disposal costs incurred to execute the plan and (iii) severance for certain employees terminated as a result of a reorganization of our marketing and new media operations. During 2002, we reduced our estimate of severance charges by $2.5 million. As of December 31, 2003, $0.5 million remained as an accrual for severance related to this special item charge.

Additionally, during 2001, we recorded charges of $2.6 million and $1.9 million ($1.1 million, net of tax) in depreciation expense for the write-off of fixed assets and equity in income (loss) of affiliated companies for the adoption of a similar re-merchandising plan at one of our joint venture operations, respectively. Additionally, in connection with the re-merchandising plan, and to address the impact of changes in the rental business, effective July 1, 2001, as detailed in Note 5 to the consolidated financial statements, we changed the accounting estimates related to our VHS and game rental libraries, including residual values and useful lives. As a result of the changes in estimates, cost of sales was $141.7 million higher for the year ended December 31, 2001 than it would have been under the previous method.

Also during 2001, we recorded $27.6 million in general and administrative expenses related to our wage and hour and extended viewing fee cases discussed in Note 11 to our consolidated financial statements. Our estimates of future costs are subject to change if and as circumstances change and additional information becomes available. In connection with the dismissal of our wage and hour case, we reduced the initial accrual by $3.4 million in 2002.

Revenues. Revenues increased $409.2 million, or 7.9% from 2001 to 2002 primarily as a result of growth in rental revenues and merchandise sales. The following is a summary of revenues by category:

	Year Ended December 31,
	2001		2002		Increase/(Decrease)
	Revenues	Percent of Total	Revenues	Percent of Total	Dollar	Percent
Rental revenues	$4,314.7	83.7%	$4,460.4	80.1%	$145.7	3.4%
Merchandise sales	735.2	14.3%	1,019.7	18.3%	284.5	38.7%
Other revenues	106.8	2.0%	85.8	1.6%	(21.0)	(19.7)%

Total revenues	$5,156.7	100.0%	$5,565.9	100.0%	$409.2	7.9%

	Same-Store Revenues Increase/(Decrease)
	Worldwide	Domestic	International(1)
Rental revenues	0.9%	0.4%	3.3%
Merchandise sales	32.6%	39.7%	15.4%
Total revenues	5.1%	4.9%	6.0%

(1)	International same-store revenues do not include the impact of foreign exchange.

The increase in total revenues from 2001 to 2002 primarily was a result of an increase in worldwide same-store revenues of 5.1% and the net increase of 495 company-operated stores. The increase in worldwide same-store revenues reflects growth in both rental and retail same-store revenues both domestically and internationally. The increase in domestic same-store revenues was primarily due to an increase in same-store merchandise sales. The increase in same-store revenues from our international operations was primarily due to the impact of copy depth programs in key international markets and the growth of DVD revenues. The increases in same-store revenues were partially offset by a $21.0 million decrease in other revenues, primarily attributable to a decrease in revenues associated with our DIRECTV initiative, reflecting a decrease in system sales.

Rental Revenues.    In June 2002, we increased the initial rental period for movies and games other than certain newly released movies from five days to one week. In addition, during 2002, we began offering store-based subscription rental offers, or movie rental passes, in selected markets. Our Game Freedom Pass was launched for the first time in the second quarter of 2002 and was available through the summer. The rental passes allow customers to rent an unlimited number of items during the term of the pass, subject to a limit of the number of items that could be taken at one time. Items can be returned at any time during the term of the pass. As contemplated by the terms and conditions of the passes, extended viewing fees do not accrue on pass rentals during the pass term; however, if a customer keeps an item beyond the pass term, the rental continues, beginning at noon on the day immediately following the last day of the pass term, for the same number of days and at the same price had the item been rented on that day under our standard rental terms and not under the pass. The rental is successively continued on such terms until such time as the item is returned or is purchased under the terms of our membership agreement.

Rental revenues increased $145.7 million, or 3.4%, from 2001 to 2002 due to slight growth in movie rentals and strong results of game rentals during 2002. The following is a summary of rental revenues by product category:

	Year Ended December 31,
	2001		2002		Increase/(Decrease)
	Revenues	Percent of Total	Revenues	Percent of Total	Dollar	Percent
Movie rental revenues:
VHS rental revenues	$3,057.8	70.9%	$2,190.1	49.1%	$(867.7)	(28.4)%
DVD rental revenues	799.1	18.5%	1,741.0	39.0%	941.9	117.9%

Total movie rental revenues	3,856.9	89.4%	3,931.1	88.1%	74.2	1.9%
Game rental revenues	457.8	10.6%	529.3	11.9%	71.5	15.6%

Total rental revenues	$4,314.7	100.0%	$4,460.4	100.0%	$145.7	3.4%

	Same-Store Revenues Increase/(Decrease)
	Worldwide	Domestic	International(1)
Movie rental revenues	(0.9)%	(1.4)%	1.6%
Game rental revenues	12.7%	11.4%	22.4%
Total rental revenues	0.9%	0.4%	3.3%

(1)	International same-store revenues do not include the impact of foreign exchange.

The increase in rental revenues was primarily due to a net increase of 495 company-operated stores and an increase in worldwide same-store rental revenues of 0.9%. The increase in worldwide same-store rental revenues reflects growth in rental revenues both domestically and internationally. Our domestic operations represented 81.8% of our rental revenues during the year ended December 31, 2002, compared with 82.0% of our rental revenues for the year ended December 31, 2001.

The 0.9% increase in worldwide same-store rental revenues was primarily due to a 29.7% increase in same-store rental revenues from the eventual sale of previously rented product. This 29.7% increase was driven by an increase in sales of previously rented DVDs and games, which was partially offset by a decrease in sales of previously rented VHS tapes. Overall, the additional transactions from the sale of previously rented DVDs more than offset the decrease in transactions from the sale of previously rented VHS tapes. The increase in previously rented DVD sales reflects the continued growth of DVDs as a percentage of our product mix, in response to increased consumer demand. The increase in previously rented DVD sales as a percentage of our product mix has also led to an increase in our average price on our previously rented movie sales, as previously rented DVD sales have a higher price on average than previously rented VHS sales because of the popularity and durability of the format. The sale of previously rented product represents the culmination of the rental cycle and allows us to maximize the revenue and gross profit from our investment in rental library product. The increase in domestic same-store rental revenues also reflects a box office advantage between titles that became available during 2002 versus titles that became available during 2001.

Movie Rental Revenues. Movie rental revenues increased $74.2 million, or 1.9%, from 2001 to 2002. DVD rental revenues grew as a percent of total rental for the second year, comprising 39.0% of our rental business for 2002, while VHS rental revenues continued to decrease.

The increase in overall movie rental revenues was primarily due to a 33.1% increase in previously rented movie sales, which are included in rental revenues, which reflects (i) consumer interest in the value that we, unlike traditional retailers, can offer by selling previously rented movies; and (ii) our resulting ability to maximize the revenues and gross profit from our investment in rental library. The increase in previously rented product sales also reflects the additional flexibility that we have under our more recent purchase arrangements to sell product earlier, which has resulted in increased sales volume and pricing for previously rented product. This increase was driven by a 175.6% increase in revenues generated by sales of previously rented DVDs, which was partially offset by an 8.4% decrease in revenues resulting from sales of previously rented VHS tapes. The selling price for previously rented DVDs is higher on average than the selling price for previously rented VHS tapes. Therefore, the increase in previously rented DVD sales as a percentage of total previously rented movie sales also resulted in a higher average selling price on a combined DVD/VHS basis.

Game Rental Revenues. Game rental revenues increased $71.5 million, or 15.6%, from 2001 to 2002 primarily as a result of (i) the increased availability of game software; (ii) increasing penetration of the Sony PlayStation 2, Nintendo GameCube and Microsoft Xbox hardware platforms; (iii) our games in-store re-merchandising; and (iv) our increased focus on marketing games, including the sales of the Game Freedom Pass, a store-based subscription game rental offer that we offered during the summer of 2002.

Merchandise Sales. Merchandise sales of $1,019.7 million in 2002 increased $284.5 million, or 38.7%, from $735.2 million in 2001. Following is a summary of merchandise sales by product category:

	Year Ended December 31,
	2001		2002		Increase/(Decrease)
	Revenues	Percent of Total	Revenues	Percent of Total	Dollar	Percent
Movie sales:
VHS sales	$167.9	22.9%	$128.8	12.6%	$(39.1)	(23.3)%
DVD sales	178.8	24.3%	370.4	36.3%	191.6	107.2%

Total movie sales	346.7	47.2%	499.2	48.9%	152.5	44.0%
Game sales	31.0	4.2%	164.7	16.2%	133.7	431.3%
General merchandise sales	357.5	48.6%	355.8	34.9%	(1.7)	(0.5)%

Total merchandise sales	$735.2	100.0%	$1,019.7	100.0%	$284.5	38.7%

As a percentage of total revenues, merchandise sales grew to 18.3% of total revenues for the year ended December 31, 2002, compared with 14.3% for the year ended December 31, 2001. The primary reasons for the increase in merchandise sales was a net increase of 495 company-operated stores and a 32.6% increase in worldwide same-store merchandise sales. The increase in worldwide same-store merchandise sales reflects strong growth both internationally and domestically, driven by increased demand of retail DVD and game sales.

Movie Sales. Movie sales increased $152.5 million, or 44.0%, from 2001 to 2002, primarily as the result of our increased focus on the sale of new movies to complement our rental offering and to accommodate increased demand for retail movies, primarily DVDs, in 2002. As a result of this new focus, we expanded the selection in our stores for DVD. We also sought to take advantage of our ability to offer promotions that combine movie rentals with sales of popular retail titles, thereby providing an alternative to the offerings provided by a traditional retailer. This new focus led to an overall 31.4% increase in retail movie transactions in 2002 as compared with 2001. Additionally, the increase in DVD merchandise sales as a percentage of total movie merchandise sales led to a 5.9% increase in the average selling price of retail movies, as retail DVD sales have a higher average selling price than retail VHS sales.

Game Merchandise Sales. Game merchandise sales, including game hardware and software revenues, increased $133.7 million, or 431.3%, from 2001 to 2002. During 2002, we increased our focus on the sale of new games hardware and software to complement our rental offering and to accommodate increased demand for retail games. As a result of this new focus, we expanded the selection in our stores for games hardware and software. The increase in game merchandise sales was primarily due to the increased availability of game software and increasing penetration of the Sony PlayStation 2, Nintendo GameCube and Microsoft Xbox hardware platforms. These increases were driven by a 215.2% increase in retail game transactions and a 68.8% increase in retail games pricing, primarily due to the impacts of the increasing penetration of the game hardware platforms.

Cost of Sales. Cost of sales of $2,358.7 million in 2002 decreased $62.0 million from $2,420.7 million in 2001. The decrease in cost of sales is primarily the result of the change in accounting estimates and special item charges of $337.6 million recorded during 2001. These charges were offset by increased cost of sales primarily due to a shift in our product mix and the net increase of 495 company-operated stores. Cost of sales as a percentage of total revenues decreased to 42.4% in 2002 from 46.9% in 2001. The decrease in cost of sales as a percent of total revenues is primarily the result of the change in accounting estimates and special item charges recorded during 2001 and an increase in our rental gross margin for the year ended December 31, 2002, as compared with the year ended December 31, 2001. Rental gross margin increased primarily due to the following:

•	VHS rental revenues generated through revenue sharing programs decreased and we obtained more favorable terms on revenue sharing programs in 2002 than in 2001. VHS rental revenues generated through revenue sharing programs on average have a lower gross margin than VHS rental revenues generated through product acquired apart from such programs. Therefore, the decrease in VHS rental revenues generated through revenue sharing programs and the more favorable revenue sharing terms resulted in a higher gross margin percentage from overall VHS rental revenues.

•	VHS and DVD rental revenues generated through sell-through pricing arrangements continued to increase as a percentage of total rental revenues. VHS and DVD rental product purchased through sell-through pricing arrangements on average has a lower overall cost than other rental product, resulting in higher rental margins.

The increases in our movie rental gross margin were partially offset by a decrease in our game rental margin, primarily related to additional product purchased to support our Game Freedom Pass. These decreases in cost of sales as a percent of total revenues were offset by the following:

•	Merchandise sales increased as a percentage of total revenues. Merchandise sales inherently have a lower gross margin than rental revenues and correspondingly higher cost of sales as a percentage of revenues.

•	Our merchandise gross margin has declined as we have grown our merchandise sales. Our merchandise gross margin decreased from the prior year due to strong growth in new release DVD and game software and hardware sales, which on average have a lower gross margin than other merchandise sales, primarily due to the current competitive environment for these products. In addition, our merchandise margin decreased due to an increase in shrink in 2002 related to the increased demand for DVD product and with our increased presence as a video game retailer. DVD and video game products are more susceptible to shrink due to their portability and popularity.

Gross Profit. Gross profit of $3,207.2 million in 2002 increased $471.2 million from $2,736.0 million in 2001. The increase in gross profit is primarily the result of the change in accounting estimates and special item charges of $337.6 million recorded during 2001. In addition, gross profit was favorably impacted by the growth in revenues as discussed above. For 2002, gross profit as a percentage of total revenues increased to 57.6% from 53.1% in 2001. The increase in gross margin was due to the change in accounting estimates and special item charges recorded during 2001 and other changes to cost of sales as a percentage of revenues described above.

Operating Expenses. Total operating expenses, which include occupancy costs, selling and advertising expenses, compensation expenses, other corporate and store expenses, depreciation and amortization, were $2,870.1 million in 2002, a decrease of $85.5 million from $2,955.6 million in 2001. The decrease in operating expenses can be attributed to the discontinuation of $175.4 million in amortization in 2002 associated with the adoption of SFAS 142 and the impact of special item charges of $57.1 million in 2001. Total operating expenses decreased as a percentage of total revenues to 54.7% in 2002 from 57.3% in 2001. The change in total operating expenses includes the impact of the special item charges in 2001 and excludes the impact of discontinued amortization expense, as discussed above, and the following:

Selling, General and Administrative Expense. Selling, general and administrative expense, which includes expenses incurred at the store, regional and corporate levels, of $2,636.3 million in 2002 increased $104.4 million, or 4.1%, from $2,531.9 million for the year ended December 31, 2001. Selling, general and administrative expense as a percentage of total revenues decreased to 47.4% in 2002 as compared with 49.1% in 2001. The changes from 2001 to 2002 reflect the special item charges of $54.5 million recorded during 2001 and the following other items:

•	Occupancy costs increased $65.5 million, primarily as a result of an increase in the number of company-operated stores and the recognition of an $18.7 million expense in the fourth quarter of 2002 to establish a reserve for guarantees of lease obligations associated with the sale of Blockbuster Music stores to Wherehouse Entertainment, Inc., in 1998, as Wherehouse filed for Chapter 11 bankruptcy protection in January of 2003.

•	Compensation expense increased $31.6 million, primarily related to additional personnel needed to support our store growth, which was partially offset by a reduction in our incentive compensation in 2002 and a $35.1 million special item charge recorded during 2001.

•	Selling and advertising expense increased $28.8 million, primarily due to our marketing efforts associated with key rental and retail promotions, offset by a $3.2 million special item charge recorded during 2001.

•	Other corporate and store expenses decreased $21.5 million, due primarily to a reduction in our bad debt expenses as a result of improved focus on bad debt collection and a $16.2 million special item charge recorded during 2001.

Depreciation Expense. Depreciation expense of $232.1 million in 2002 decreased $14.5 million, or 5.9%, as compared with $246.6 million in 2001. The decrease was primarily a result of $2.6 million of special item charges in 2001 and a lower depreciable asset base in 2002, as compared with 2001. Over the past year, the amount of capitalized assets becoming fully depreciated exceeded the amount of capital additions and approximately 80% of the capital expenditures during 2002 occurred during the third and fourth quarter of 2002.

Interest Expense. Interest expense of $49.5 million in 2002 decreased $28.7 million, or 36.7%, as compared with $78.2 million in 2001. The decrease in interest expense was primarily due to a reduction of $186.3 million in total debt, including capital lease obligations, since 2001 as our significant free cash flow was used to reduce debt. The decrease was also attributable to lower average interest rates.

Other Items, Net. Other items, net increased $8.1 million to income of $2.9 million in 2002 from a loss of $5.2 million in 2001. The primary reason for the increase was a write-off related to three investments in the fourth quarter of 2001 totaling $4.2 million and a foreign currency transaction gain in 2002 as, overall, the functional currencies in our international operations have strengthened versus the U.S. dollar, as compared with 2001, partially offset by a write down of an investment during 2002.

Benefit (Provision) for Income Taxes. We recognized a provision for income taxes of $103.0 million for the twelve months ended December 31, 2002, as compared with a benefit of $56.1 million for the twelve months ended December 31, 2001. The benefit for the twelve months ended December 31, 2001 included a benefit of $143.8 million related to the impacts of the change in accounting estimates for rental library and special item charges. The 2001 provision reflects the non-deductibility of goodwill amortization associated with Viacom’s acquisition of us in 1994. The tax matters agreement dated August 16, 1999 between us and Viacom requires us to surrender all or a portion of our United Kingdom tax loss carryovers generated by us to Viacom upon request without compensation. During the third quarter of 2002, Viacom notified us that the conditions pursuant to which Viacom would require us to surrender the losses were no longer applicable and, therefore, Viacom would not request us to surrender our United Kingdom tax loss carryovers. Accordingly, we reduced the valuation allowance by $8.7 million as it was more likely than not that these tax loss carryovers would be utilized in the future. In 2001, we determined because of our continued and projected profitability in Mexico that our net operating losses generated in the past in Mexico would more likely than not be utilized. Accordingly, during the fourth quarter of 2001, we reduced the valuation allowance related to our net operating loss carryforwards attributed to Mexico by $10.6 million. The provision for income taxes increased primarily due to higher earnings before taxes for both foreign and domestic operations, which was partially offset as we reduced the valuation allowance related to net operating loss carryforwards attributed to the United Kingdom during the third quarter of 2002.

Cumulative Effect of Change in Accounting Principle, Net of Tax. As of January 1, 2002, we adopted SFAS 142, Goodwill and Other Intangible Assets, which eliminates the amortization of goodwill and intangible assets with indefinite lives and requires instead that those assets be tested for impairment annually. The application of the transition provisions of this new accounting standard required us to reduce our goodwill balance by $1.82 billion during the first quarter of 2002, which was reflected in the income statement as a cumulative effect of change in accounting principle, net of tax and does not affect operating income or cash flow.

Net Loss. The net loss of $1,627.6 million in 2002 represents an increase of net loss of $1,387.3 million from the net loss of $240.3 million in 2001. The increase in net loss was attributable to the cumulative effect of change in accounting principle discussed above, which was offset by the impacts of the change in accounting estimates for our rental library and special items charges in 2001. Income before the cumulative effect of change in accounting principle of $189.4 million in 2002 represents an increase in net income of $429.7 million from the net loss of $240.3 million in 2001. This increase in income before the cumulative effect of change in accounting principle, net of tax was due to the impacts of the change in accounting estimates for our rental library and special items charges in 2001 and changes discussed above.

Liquidity and Capital Resources

Liquidity and Capital Resources

We generate cash from operations primarily from the rental and retail sale of movies and video games, and we have positive operating cash flow because most of our revenue is received in cash and cash equivalents. We expect to fund our future anticipated cash requirements, including the anticipated cash requirements for capital expenditures, commitments and payments of principal and interest on any borrowings, with internally generated funds, as well as with funds available under our credit facility. Our credit facility expires on July 1, 2004, and we expect to extend that facility or enter into a new bank credit facility prior to its expiration. In connection with our possible divestiture from Viacom and possible special dividend, we may seek to enter into a larger bank credit facility, issue public or private debt securities, or some combination of the foregoing, depending on our assessment of financial market conditions and the appropriate capital structure for our company.

On February 10, 2004, Viacom announced its intentions to pursue the divestiture of its approximately 81.5% interest in Blockbuster. Viacom also announced that it anticipates the divestiture will be achieved through a tax-free split-off, but has left open the opportunity to consider other alternatives. This transaction is subject to approval by the Viacom board of directors and an assessment of market conditions. In the event of a split-off, we anticipate that the board of directors may consider issuing a special dividend, subject to acceptable financing, to all stockholders, including Viacom. If this dividend were to be declared it could result in increased outstanding debt and increased interest expense going forward. However, we believe that we can compete effectively as an independent company and that separation from Viacom would better position us to pursue our unique strategic vision and significant avenues for expansion.

As described more fully in Notes 9 and 11 to the consolidated financial statements, at December 31, 2003 our contractual obligations, were as follows:

Contractual Obligations	< 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
Operating leases	$559.3	$856.8	$475.1	$646.5	$2,537.7
Capital lease obligations(1)	29.0	43.4	24.4	29.9	126.7
Purchase obligations(2)	486.6	68.4	26.1	43.3	624.4
Revenue sharing obligations(3)	51.1	—	—	—	51.1
Long-term debt	124.1	0.7	—	—	124.8
Wherehouse lease guaranty obligation(4)	7.9	—	—	—	7.9

Total Contractual Obligations	$1,258.0	$969.3	$525.6	$719.7	$3,472.6

(1)	Includes both principal and interest.
(2)	Purchase obligations include agreements to purchase goods or services as of December 31, 2003 that are legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations that can be cancelled without penalty have been excluded. In addition, these amounts exclude revenue sharing obligations, which are included on the “Revenue Sharing Obligations” above, and outstanding accounts payable or accrued liabilities. For information about outstanding accounts payable and accrued liabilities, see the Consolidated Balance Sheet and Note 7 to the Consolidated Financial Statements.
(3)	As of December 31, 2003 we were a party to revenue-sharing arrangements with various studios which expire between January 2004 and September 2005. These contracts include minimum purchase requirements, based upon the box office results of the title, at a lower initial product cost as compared to traditional purchases. In addition, these contracts require net rental revenues to be shared with the studios over an agreed period of time. We have included an estimate of our contractual obligation under these agreements for minimum purchase requirements and performance guarantees for the period in which they can reasonably be estimated, which is usually two to four months in the future. Although these contracts may extend beyond the estimated two to four month period, we cannot reasonably estimate these amounts due to the uncertainty of purchases that will be made under these agreements. The amounts presented above do not include revenue sharing accruals for rental revenues recorded during 2003. For information on revenue sharing accruals as of December 31, 2003, see Note 7 to the Consolidated Financial Statements.
(4)	In October 1998, about 380 Blockbuster Music stores were sold to Wherehouse Entertainment, Inc. (“Wherehouse”). Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. In connection with our initial public offering, we entered into an Initial Public Offering and Split-Off Agreement with Viacom, pursuant to which we agreed to indemnify Viacom with respect to any amount paid under these guarantees. On January 21, 2003, Wherehouse filed a petition for protection under Chapter 11 of the U.S. bankruptcy law. Based on information regarding lease and guaranty expirations, we estimate that we are contingently liable for approximately $12.6 million as of December 31, 2003 and, of this amount, we have reserved $7.9 million as of December 31, 2003. We will continue to monitor these proceedings and make adjustments to our reserves as required by new information or changes to existing information.

Capital Structure

On June 21, 1999, we entered into a $1.9 billion unsecured credit agreement with a syndicate of banks. The credit agreement was initially comprised of a $700.0 million long-term revolver due July 1, 2004; a $600.0 million term loan due in quarterly installments beginning April 1, 2002 and ending July 1, 2004; and a $600.0 million short-term revolver, which was fully paid down during 2000. The repayment of the short-term revolver permanently reduced the borrowing capacity under the credit agreement from $1.9 billion to $1.3 billion. Effective May 7, 2002, we permanently reduced the banks’ commitment under the long-term revolver from $700.0 million to $600.0 million. During 2003, we paid down $310.0 million under the term loan, leaving an outstanding balance of $100.0 million at December 31, 2003. The reduction of the banks’ aggregate commitment under the long-term revolver and the payments made under the term loan effectively reduced the total borrowing capacity under the credit agreement to $700.0 million.

During 2003, we borrowed and repaid $140.0 million under the long-term revolver. At December 31, 2003 the available borrowing capacity under the long-term revolver totaled $600.0 million.

Interest rates under the credit agreement are based on the prime rate in the United States or LIBOR (plus a margin, or “LIBOR spread,” based on leverage ratios, which is currently 1.25%), at our option at the time of borrowing. The weighted-average interest rate at December 31, 2003 for borrowings under the credit agreement, was 2.4%. A variable commitment fee based on the total leverage ratio is charged on the unused amount of the revolver (0.25% at December 31, 2003).

The credit agreement contains certain restrictive covenants, which, among other things, relate to the payment of dividends, repurchase of our common stock or other distributions and also require compliance with certain financial covenants with respect to a maximum leverage ratio and a minimum fixed charge coverage ratio. At December 31, 2003, we were in compliance with all covenants under the credit agreement. In the event that the Company issues a special dividend in connection with Viacom’s divestiture of Blockbuster, we would be required to seek approval of the dividend under the terms of our credit agreement.

In March 2001, we entered into two interest rate swaps with Viacom in order to obtain a fixed interest rate with respect to $400.0 million of our outstanding floating rate debt under the credit agreement, and thereby reduced our exposure to interest rate volatility. The swaps fixed $200.0 million of our outstanding debt at an interest rate of 5.01% for two years and the other $200.0 million at an interest rate of 5.12% for two and one-half years. The first and second interest rate swaps matured in the first and third quarters of 2003, respectively. Our effective interest rate also included the LIBOR spread payable under our credit facility. Including the effect of the LIBOR spread, the effective interest rates of the swaps were approximately 6.26% and 6.37%, respectively, during 2003. The interest rate swaps qualified as fully effective cash-flow hedging instruments under SFAS No. 133, Accounting For Derivative Instruments and Hedging Activities. Therefore, the gains or losses of the qualifying cash flow hedges were reported in other comprehensive income (loss) and reclassified into earnings in the same period in which the hedged transactions affected earnings.

Consolidated Cash Flows

Operating Activities. Net cash flow provided by operating activities decreased $35.1 million, or 2.4%, from $1,451.2 million for 2002 to $1,416.1 million for 2003. The decrease in operating cash flows was primarily driven by changes in working capital. Changes in working capital used $10.5 million during 2002 as compared with $45.2 million during 2003, primarily as a result of changes in accounts payable and merchandise inventories. During late 2002, in conjunction with our plans to enter the retail market we increased our levels of merchandise inventory and, as a result, increased our level of payables. Both merchandise inventories and accounts payable have decreased during 2003.

Investing Activities. Net cash flow used for investing activities decreased $293.1 million from $1,303.5 million for 2002 to $1,010.4 million for 2003. This decrease was primarily due to a $224.3 million decrease in cash used for rental library purchases and a $102.6 million decrease in the cash used for acquisitions. We used cash to purchase both GameStation, Inc. and the remaining interest in our joint venture stores in Italy during the fourth quarter of 2002. These decreases were offset by a $36.2 million increase in capital expenditures from 2002 to 2003. We expect to increase our capital expenditures over our current level during 2004 and 2005 to support various revenue and profitability growth initiatives, as well as systems and infrastructure improvements. We expect total capital expenditures for 2004 to range between $250.0 million and $280.0 million.

Financing Activities. Net cash flow used for financing activities increased $136.3 million from $199.2 million in 2002 to $335.5 million in 2003. This increase was primarily due to net repayments of long-term debt under our credit facility of $190.0 million for 2002, as compared with net repayments of $310.0 million for 2003.

Also contributing to the increase was a $21.2 million decrease in proceeds received from the exercise of stock options in 2003 compared with 2002.

Other Financial Measurements: Working Capital

At December 31, 2003, we had cash and cash equivalents of $233.4 million. Working capital, however, reflected a deficit of $367.5 million primarily due to the accounting treatment of our rental library. Our rental library is accounted for as a non-current asset and, as a result, is excluded from the computation of working capital. Liabilities associated with the acquisition costs of rental product, however, are reported as current liabilities and, accordingly, are included in the computation of working capital. Consequently, we believe working capital is not as relevant of a measure of financial condition for companies in the home video industry as it is for companies in some other industries. Because of this accounting treatment, we may, from time to time, operate with a working capital deficit.

Availability of Foreign Net Operating Losses

As more fully discussed in Note 10 to the consolidated financial statements, we were required, if so requested by Viacom, to surrender certain tax losses of our United Kingdom subsidiaries for 1999 and earlier years to Viacom without any compensation. During the third quarter of 2002, Viacom notified us that the conditions pursuant to which Viacom would require us to surrender the losses were no longer applicable and, therefore, Viacom would not request us to surrender our United Kingdom tax loss carryovers. Accordingly, we reduced the valuation allowance by $8.7 million as it was more likely than not that these tax loss carryovers would be utilized by us in the future. At December 31, 2003, our tax effected foreign net operating loss tax assets are $29.2 million, of which $19.7 million is reserved.

Related Party Transactions

Effective with our initial public offering in 1999, we entered into a transition services agreement with Viacom whereby Viacom is providing us with accounting, management information systems, legal, financial, tax and other services. These services may change upon agreement between Viacom and us. The fee for these services approximates Viacom’s cost and could be subject to adjustment. We have agreed to pay or reimburse Viacom for any out-of-pocket payments, costs and expenses associated with these services. The services agreement expires upon the closing of a split-off or similar transaction. The charges for services were $1.8 million for each of the years ended December 31, 2001, 2002 and 2003.

Viacom paid insurance premiums for a limited number of our property, life and directors’ and officers’ insurance policies for us. Insurance expense related to our reimbursements to Viacom for these policies was $2.6 million, $4.2 million, and $5.4 million for the years ended December 31, 2001, 2002 and 2003, respectively, and is reflected as a component of our total expense for worker’s compensation, property, general liability and group insurance policy expense within general and administrative expenses in the Consolidated Statements of Operations. In addition, Viacom paid audit fees on our behalf in 2001, 2002 and 2003 and began paying certain legal expenses on our behalf in 2003. Total expenses related to our reimbursement to Viacom for these amounts was $1.1 million for the years ended December 31, 2001 and 2002, respectively, and $5.7 million for the year ended December 31, 2003, and are reflected as a component of our general and administrative expenses in the Consolidated Statements of Operations. Other reimbursements between Blockbuster and Viacom were immaterial in nature.

On February 10, 2004, Viacom announced its intentions to pursue the divestiture of its approximately 81.5% interest in Blockbuster. Viacom also announced that it anticipates the divestiture will be achieved through a tax-free split-off, but has left open the opportunity to consider other alternatives. This transaction is subject to approval by the Viacom board of directors and an assessment of market conditions. Should the divestiture be completed during 2004, we anticipate that the re-negotiation of services or contracts currently provided through Viacom will result in increased operating expenses.

Through the normal course of business, we are involved in transactions with companies owned by or affiliated with Viacom. We purchase certain VHS tapes and DVDs for rental and sale directly from Paramount Pictures Corporation and Showtime Networks, Inc., subsidiaries of Viacom. Total purchases from Paramount were $127.2 million, $139.5 million and $103.8 million for the years ended December 31, 2001, 2002 and 2003, respectively. Total purchases from Showtime were $4.1 million, $3.6 million and $2.3 million for the years ended December 31, 2001, 2002 and 2003, respectively. We also purchased certain home video games from Midway Games, Inc., a related party of Viacom. Total amounts paid for purchases from Midway were $3.8 million, $12.2 million and $4.7 million for the years ended December 31, 2001, 2002 and 2003, respectively.

In addition, some of the studios allow us to direct a portion of their home video advertising expenditures. We received $8.8 million, $4.1 million and $2.2 million from Paramount in 2001, 2002 and 2003, respectively, related to this arrangement. During 2001 and 2002, these amounts were recorded as reductions to our advertising expenses as they reflect reimbursements of costs actually incurred. During 2003, these amounts were recognized as either a reduction of actual costs incurred or a reduction to cost of sales when the related product is sold pursuant to EITF 02-16. See Note 1 to the Consolidated Financial Statements.

We use a third-party agency to allocate our media placement and spending, based on specifications determined by us in accordance with independent market studies. The third-party agency conducts a competitive negotiation process with media outlets including Viacom affiliates, which are generally offered an opportunity of first refusal. During the years ended December 31, 2001, 2002 and 2003 about $75.9 million, $68.7 million and $17.6 million, respectively, of our aggregate advertising expenditures were spent with Viacom affiliates. Advertising expenditures spent with Viacom affiliates as a percent of our total advertising expenses were approximately 34%, 28% and 10% for 2001, 2002 and 2003, respectively.

In conjunction with the sale by Viacom of Blockbuster Music (“Music”) to Wherehouse Entertainment, Inc. (“Wherehouse”), we assumed certain liabilities as a result of the disposition of Music with a corresponding reduction to Viacom’s net equity investment. The nature of these liabilities was predominantly for lease obligations associated with closed Music stores excluded from the sale and, to a lesser extent, certain transaction costs and various costs to complete the transition of operations from Music to Wherehouse. These total liabilities at the date of assignment aggregated approximately $67.0 million, of which $8.6 million remained in current liabilities at December 31, 2003.

In March 2001, we entered into two interest rate swaps with Viacom in order to obtain a fixed interest rate with respect to $400.0 million of our outstanding floating rate debt under the Blockbuster Credit Agreement. These interest rate swaps expired during 2003. See the “Capital Structure” section above for further discussion on the interest rate swap.

We entered into a tax matters agreement with Viacom which provides that subsequent to the closing of our initial public offering on August 16, 1999 we will continue to be included in the Viacom federal consolidated income tax return and certain consolidated, combined and unitary state tax returns, as long as Viacom’s ownership is at least 80% of the total voting power of the stock, and 80% of the total value of the stock. As of December 31, 2003 Viacom’s owned common stock represented 81.5% of our equity value and 95.6% of the combined voting power of our outstanding common stock. The agreement requires us to make payments to Viacom equal to the amount of the income taxes which would be paid by us, subject to certain adjustments, if we had filed a stand-alone return for any taxable year or portion thereof beginning after August 16, 1999 in which we are included in the Viacom group. The current income tax liabilities for the periods presented prior to our offering were paid by Viacom. Any tax losses we generated have been utilized by Viacom to reduce its consolidated taxable income. Accordingly, these amounts were reflected in Viacom’s net equity investment in the Consolidated Balance Sheets. The agreement also specifies that Viacom will indemnify us against any and all tax adjustments to Viacom’s consolidated federal and consolidated, combined and unitary state tax returns from September 29, 1994 through August 16, 1999. Subsequent to August 16, 1999, we became solely responsible for all tax adjustments to our federal and state returns. Additionally, all periods subsequent to August 1999 are open for audit. Currently, the Internal Revenue Service is in the process of completing audits for the tax years ending December 31, 1997 through May 4, 2000.

With respect to tax attributes such as net operating losses, tax credits and capital losses, we will have the right of reimbursement or offset, which is determined based on the extent such tax attributes could be utilized by us if not in the Viacom group. Included in the “Receivable from Viacom” balance in the accompanying Consolidated Balance Sheets are income tax receivables of $23.0 million and $7.9 million as of December 31, 2002 and 2003, respectively. The right to reimbursement or offset will arise regardless of whether we are a member of the Viacom group at the time the attributes could have been used by us.

All other transactions with companies owned or affiliated with Viacom did not have a material impact on the financial position or results of operations presented herein.

General Economic Trends, Quarterly Results of Operations and Seasonality

We anticipate that our business will be affected by general economic and other consumer trends. Our business is subject to fluctuations in future operating results due to a variety of factors, many of which are outside of our control. These fluctuations may be caused by, among other things, a distinct seasonal pattern to the home video and video games business, particularly weaker business in April and May, due in part to improved weather and Daylight Saving Time, and in September and October, due in part to the start of school and the introduction of new television programs, and those factors set forth above under “Cautionary Statements.” The months of November and December have historically been our highest revenue months. While we expect these months to continue to make the largest contributions to our rental revenues, we believe the strength of rental revenues in these months has been and will continue to be negatively affected, to some degree, by consumers purchasing DVDs during the holiday season.

Market Risk

We are exposed to various market risks including interest rates on our debt and foreign exchange rates. In the normal course of business, we employ established policies and procedures to manage these risks.

Interest Rate Risk

Total outstanding borrowings under our credit agreement at December 31, 2003 were $100.0 million. Interest rates for the credit agreement are based on the prime rate in the United States or LIBOR (plus a margin, or “LIBOR spread,” based on leverage ratios, which is currently 1.25%) at our option at the time of borrowing. The weighted-average interest rate at December 31, 2003 for these borrowings, was 2.4%. We are primarily vulnerable to changes in LIBOR; however, we do not believe this exposure to be material. A one percentage point increase or decrease in LIBOR would not have a material impact on our interest expense.

In March 2001, we entered into two interest rate swaps with Viacom in order to obtain a fixed interest rate with respect to $400.0 million of our outstanding floating rate debt under our credit agreement, and thereby reduce our exposure to interest rate volatility. The swaps fixed $200.0 million of our outstanding debt at an interest rate of 5.01% for two years and the other $200.0 million at an interest rate of 5.12% for two and one-half years. The swaps matured during the first and third quarters of 2003. Our effective interest rate also included the LIBOR spread payable under our credit facility. Including the effect of the LIBOR spread, the effective interest rates of the swaps were approximately 6.26% and 6.37%, respectively.

Foreign Exchange Risk

Operating in international markets involves exposure to movements in currency exchange rates. Currency exchange rate movements typically also reflect economic growth, inflation, interest rates, government actions and other factors. As currency exchange rates fluctuate, translation of the statements of operations of our international businesses into U.S. dollars may affect year-over-year comparability and could cause us to adjust our financing and operating strategies. Revenue and operating income would have decreased by $140.8 million and $5.3 million, respectively, if foreign exchange rates in 2003 were consistent with 2002.

On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing, or local, currencies and one common currency, the Euro. The transition period for the introduction of the Euro took place between January 1, 1999 and June 30, 2002. The Euro trades on currency exchanges and may be used in business transactions. Conversion to the Euro eliminates currency exchange risk between the participating member countries.

Our Euro transition was complete during 2002 and our transition to the Euro currency has not had a significant impact on the manner in which we conduct our business affairs and process our business and accounting records. Accordingly, conversion to the Euro has not had a material effect on our financial condition or results of operations.

Our operations outside the United States constituted approximately 20%, 21% and 26% of our total revenues in 2001, 2002 and 2003, respectively. Our operations in Europe constituted approximately 10%, 12% and 16% of our total revenues in 2001, 2002 and 2003, respectively. The majority of the European revenues are from Great Britain, which has not adopted the Euro.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued a revised interpretation (“FIN 46-R”). The provisions of FIN 46 must be applied for the first interim or annual period ending after December 15, 2003 for all entities created after January 31, 2003 and the provisions of FIN 46-R must be adopted for the first interim or annual period ending after March 15, 2004 for all entities. While we do not have any equity investment in any of our franchisees, FIN 46 and FIN 46-R introduce new accounting concepts surrounding variable interests, expected losses, expected residual returns and subordinated financial support. We have adopted the provisions of FIN 46 for entities created after January 31, 2003 with no resulting impact to our results of operations or financial position. We are currently evaluating the impact of FIN 46-R with respect to certain of our franchisee entities and have not determined the impact, if any, that FIN 46-R may have on our consolidated financial position or results of operations or cash flows.

Item 7A.    Quantitative and Qualitative Disclosures About Market Risk

Response to this item is included in “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk.”

Item 8.    Financial Statements and Supplementary Data

BLOCKBUSTER INC.

Some supplementary financial statement schedules have been omitted because the information required to be set forth therein is either not applicable or is shown in the consolidated financial statements or notes thereto.

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

Management has prepared and is responsible for the consolidated financial statements and related notes of Blockbuster Inc. They have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management. All financial information is this Annual Report on Form 10-K is consistent with the consolidated financial statements.

The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management’s authorization and properly recorded, and that accounting records may be relied upon for the preparation of consolidated financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management’s judgment with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal audit function, which evaluates and reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

Blockbuster Inc.’s consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent auditors, who have expressed their opinion with respect to the presentation of these statements.

The Audit Committee of the Board of Directors, which is comprised solely of independent directors within the meaning of the NYSE rules, meets periodically with the independent auditors, with our internal auditors, with our general counsel, as well as with management, to review accounting, auditing, internal accounting controls and financial reporting matters. The Audit Committee is also responsible for retaining the independent accounting firm for the coming year, subject to stockholder approval. The independent auditors, the internal auditors and the general counsel have full and free access to the Audit Committee with and without management’s presence.

BLOCKBUSTER INC.

By:	/s/ JOHN F. ANTIOCO
John F. Antioco
Chairman of the Board of Directors and Chief Executive Officer

By:	/s/ LARRY J. ZINE
Larry J. Zine
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Blockbuster Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity and comprehensive loss, and of cash flows present fairly, in all material respects, the financial position of Blockbuster Inc. (the “Company”) at December 31, 2002 and December 31, 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of January 1, 2003 and changed the manner in which it accounts for asset retirement costs. As discussed in Notes 1 and 3 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002 and changed the manner in which it accounts for goodwill and other intangible assets.

PricewaterhouseCoopers LLP
Dallas, Texas

February 9, 2004, except as to the 6th, 7th,

8th, and 10th paragraphs of Note 11 which are

as of March 1, 2004

BLOCKBUSTER INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

	Year Ended December 31,
	2001	2002	2003
Revenues:
Rental revenues	$4,314.7	$4,460.4	$4,533.5
Merchandise sales	735.2	1,019.7	1,281.6
Other revenues	106.8	85.8	96.6

	5,156.7	5,565.9	5,911.7

Cost of sales:
Cost of rental revenues	1,824.5	1,513.8	1,362.1
Cost of merchandise sold	596.2	844.9	1,027.7

	2,420.7	2,358.7	2,389.8

Gross profit	2,736.0	3,207.2	3,521.9

Operating expenses:
General and administrative	2,311.5	2,387.1	2,624.9
Advertising	220.4	249.2	179.4
Depreciation	246.6	232.1	255.5
Impairment of goodwill and other long-lived assets	—	—	1,304.9
Amortization of intangibles	177.1	1.7	2.4

	2,955.6	2,870.1	4,367.1

Operating income (loss)	(219.6)	337.1	(845.2)
Interest expense	(78.2)	(49.5)	(33.1)
Interest income	6.1	4.1	3.1
Other items, net	(5.2)	2.9	(0.4)

Income (loss) before income taxes	(296.9)	294.6	(875.6)
Benefit (provision) for income taxes	56.1	(103.0)	(103.2)
Equity in income (loss) of affiliated companies, net of tax	0.5	(2.2)	(0.7)

Income (loss) before cumulative effect of change in accounting principle	(240.3)	189.4	(979.5)
Cumulative effect of change in accounting principle, net of tax	—	(1,817.0)	(4.4)

Net loss	$(240.3)	$(1,627.6)	$(983.9)

Income (loss) per share before cumulative effect of change in accounting principle:
Basic	$(1.37)	$1.06	$(5.44)

Diluted	$(1.37)	$1.04	$(5.44)

Cumulative effect of change in accounting principle per share:
Basic	$—	$(10.17)	$(0.02)

Diluted	$—	$(10.01)	$(0.02)

Net loss per share:
Basic	$(1.37)	$(9.11)	$(5.46)

Diluted	$(1.37)	$(8.96)	$(5.46)

Weighted average shares outstanding:
Basic	175.6	178.6	180.1

Diluted	175.6	181.6	180.1

Cash dividends per common share	$0.08	$0.08	$0.08

The accompanying notes are an integral

part of these consolidated financial statements.

BLOCKBUSTER INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except per share amounts)

	December 31,
	2002	2003
Assets
Current assets:
Cash and cash equivalents	$152.5	$233.4
Receivables, less allowances of $7.4 and $13.0 for 2002 and 2003, respectively	184.8	183.7
Merchandise inventories	452.1	415.1
Prepaid rent	50.3	—
Other prepaid assets and other current assets	119.2	128.1

Total current assets	958.9	960.3
Rental library	423.1	354.4
Receivable from Viacom	23.0	7.9
Property and equipment, net	874.9	815.8
Intangibles, net	27.4	34.4
Goodwill	3,883.5	2,627.7
Other assets	53.0	54.4

	$6,243.8	$4,854.9

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$757.0	$565.1
Accrued expenses	582.6	614.6
Current portion of long-term debt	109.8	124.1
Current portion of capital lease obligations	23.0	20.7
Deferred taxes	5.2	3.3

Total current liabilities	1,477.6	1,327.8
Long-term debt, less current portion	328.9	0.7
Capital lease obligations, less current portion	79.8	74.4
Deferred taxes	116.0	48.0
Other liabilities	74.5	154.7

	2,076.8	1,605.6

Commitments and contingencies (Note 11)
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100.0 shares authorized; no shares issued or outstanding	—	—
Class A common stock, par value $0.01 per share; 400.0 shares authorized; 35.6 and 36.9 shares issued and outstanding for 2002 and 2003, respectively	0.4	0.4
Class B common stock, par value $0.01 per share; 500.0 shares authorized; 144.0 shares issued and outstanding	1.4	1.4
Additional paid-in capital	6,220.8	6,227.3
Retained deficit	(1,954.7)	(2,938.6)
Accumulated other comprehensive loss	(100.9)	(41.2)

Total stockholders’ equity	4,167.0	3,249.3

	$6,243.8	$4,854.9

The accompanying notes are an integral

part of these consolidated financial statements.

BLOCKBUSTER INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

(In millions)

	Year Ended December 31,
	2001		2002		2003
	Shares	Amount	Shares	Amount	Shares	Amount
Class A common stock:
Balance, beginning of year	31.0	$0.3	32.8	$0.3	35.6	$0.4
Exercise of stock options	1.8	—	2.8	0.1	1.3	—

Balance, end of year	32.8	$0.3	35.6	$0.4	36.9	$0.4

Class B common stock:
Balance, beginning and end of year	144.0	$1.4	144.0	$1.4	144.0	$1.4

Additional paid-in capital:
Balance, beginning of year		$6,166.4		$6,181.1		$6,220.8
Issuance of class A common stock		0.1		0.1		0.1
Exercise of stock options		28.6		53.9		20.8
Cash dividends		(14.0)		(14.3)		(14.4)

Balance, end of year		$6,181.1		$6,220.8		$6,227.3

Accumulated other comprehensive loss:
Balance, beginning of year		$(72.9)		$(107.0)		$(100.9)
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes		(8.3)		2.0		6.3
Foreign currency translation		(25.8)		4.1		53.4

Balance, end of year		$(107.0)		$(100.9)		$(41.2)

Retained deficit:
Balance, beginning of year		$(86.8)		$(327.1)		$(1,954.7)
Net loss		(240.3)		(1,627.6)		(983.9)

Balance, end of year		$(327.1)		$(1,954.7)		$(2,938.6)

Total stockholders’ equity		$5,748.7		$4,167.0		$3,249.3

Comprehensive loss:
Net loss		$(240.3)		$(1,627.6)		$(983.9)
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes		(8.3)		2.0		6.3
Foreign currency translation		(25.8)		4.1		53.4

Total comprehensive loss		$(274.4)		$(1,621.5)		$(924.2)

The accompanying notes are an integral

part of these consolidated financial statements.

BLOCKBUSTER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net loss	$(240.3)	$(1,627.6)	$(983.9)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation and amortization	421.1	233.8	257.9
Impairment of goodwill and other long-lived assets	—	—	1,304.9
Rental amortization	878.3	1,024.3	954.8
Non-cash portion of special item charges and change in accounting estimates	345.4	—	—
Cumulative effect of change in accounting principle, net of tax	—	1,817.0	4.4
Deferred taxes	(107.8)	11.8	(78.2)
Other	3.3	2.4	1.4
Change in operating assets and liabilities:
(Increase) decrease in receivables	34.5	(27.8)	5.9
Decrease in receivable from Viacom	40.4	82.9	17.8
(Increase) decrease in merchandise inventories	24.7	(221.8)	55.1
Increase in prepaid and other assets	(17.4)	(38.7)	(4.8)
Increase (decrease) in accounts payable	(58.8)	187.6	(221.9)
Increase in accrued expenses and other liabilities	71.7	7.3	102.7

Net cash flow provided by operating activities	1,395.1	1,451.2	1,416.1

Cash flows from investing activities:
Rental library purchases	(859.4)	(1,060.9)	(836.6)
Capital expenditures	(93.3)	(140.6)	(176.8)
Cash used for acquisitions	—	(106.0)	(3.4)
Proceeds from notes receivable	8.1	3.6	3.3
Other investing activities	(0.6)	0.4	3.1

Net cash flow used for investing activities	(945.2)	(1,303.5)	(1,010.4)

Cash flows from financing activities:
Proceeds from credit agreement	115.0	170.0	140.0
Repayments on credit agreement	(537.0)	(360.0)	(450.0)
Net borrowings from lines of credit	—	(1.4)	(1.9)
Repayments on other notes	(8.8)	(8.7)	(3.9)
Net proceeds from the exercise of stock options	28.6	39.3	18.1
Cash dividends	(14.0)	(14.3)	(14.4)
Capital lease payments	(25.0)	(24.1)	(23.4)

Net cash flow used for financing activities	(441.2)	(199.2)	(335.5)

Effect of exchange rate changes on cash	(2.7)	3.8	10.7

Net increase (decrease) in cash and cash equivalents	6.0	(47.7)	80.9
Cash and cash equivalents at beginning of year	194.2	200.2	152.5

Cash and cash equivalents at end of year	$200.2	$152.5	$233.4

The accompanying notes are an integral

part of these consolidated financial statements.

BLOCKBUSTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollars in millions except per share amounts)

Note 1—Description of Business and Summary of Significant Accounting Policies

Basis of Presentation

Blockbuster Inc. and its subsidiaries (the “Company” or “Blockbuster”) operate and franchise entertainment-related stores in the United States and a number of other countries. The Company offers pre-recorded videos, as well as video games, for rental and sale and also sells other entertainment-related merchandise.

Use of Estimates

The preparation of Blockbuster’s consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to the useful lives and residual values surrounding the Company’s rental library, estimated accruals related to revenue sharing titles subject to performance guarantees, merchandise inventory reserves, revenues generated by customer programs and incentives, income taxes, impairment of its long-lived assets, including goodwill, and contingencies. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and investments of more than 50.0% in subsidiaries and other entities. Investments in affiliated companies over which the Company has a significant influence or ownership of more than 20.0% but less than or equal to 50.0% are accounted for using the equity method. Investments of 20.0% or less are accounted for using the cost method. All significant intercompany transactions have been eliminated. Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”) was effective for all enterprises with variable interest entities created after January 31, 2003. If an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns or both.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short-term (original maturity of three months or less) highly liquid investments.

Merchandise Inventories

Merchandise inventories consist primarily of pre-recorded retail inventory, including VHS tapes and DVDs, video games, licensed merchandise, DVD and game hardware, and confectionery items and are stated at the lower of cost or market. The Company includes an allocation of costs incurred in its distribution center to prepare products for its stores in the cost of its merchandise inventory. Merchandise inventory costs are determined using the weighted average method, the use of which approximates the first-in, first-out basis. The Company accrues

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

for shrink based on the actual historical shrink results of the Company’s most recent physical inventories adjusted, if necessary, for current economic conditions. These estimates are compared with actual results as physical inventory counts are taken and reconciled to the general ledger. From time to time, Blockbuster receives rebates and/or slotting fees related to certain products. Rebates primarily relate to volume rebates and are recognized as a reduction in the cost of the related inventory. Slotting fees represent payments from vendors for placement of product in preferred areas within stores for a contractual period of time. Prior to January 1, 2003, the Company recognized these payments as a reduction of cost of sales over the related contractual period.

In November of 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (“EITF 02-16”), which addresses the accounting for cash consideration given to a reseller of a vendor’s products from the vendor. The Company and its vendors participate in a variety of cooperative advertising programs and other promotional programs in which the vendors provide the Company with cash consideration in exchange for marketing and advertising of the vendor’s products. Upon adopting EITF 02-16 in January 2003, the Company prospectively modified its accounting policy surrounding these arrangements to conform to the guidance outlined in EITF 02-16. For all contracts entered into or modified after December 31, 2002, vendor allowances are recorded as a reduction in the cost of the applicable vendor’s products and recognized in cost of sales when the related product is sold unless the allowances represent reimbursement of a specific incremental and identifiable cost incurred to promote the vendor’s product. If the allowance represents a reimbursement of cost, it is recorded as an offset to the associated expense incurred. Any reimbursement greater than the costs incurred is recognized as a reduction in the cost of the product. This change in policy results in a reclassification of certain vendor funds between advertising expense, costs of sales, inventory and rental library. This reclassification decreased cost of sales for the year ended December 31, 2003 by $11.3 million and increased net advertising expenses by $12.8 million. In addition, $1.5 million of the consideration was recorded as a reduction to inventory and rental library at December 31, 2003. Prior periods have not been restated.

Rental Library

Beginning July 1, 2001, the cost of non-base stock (or “new release”) VHS tapes is amortized on an accelerated basis over three months to an estimated $2 residual value. The cost of base stock (or “catalog”) VHS tapes is amortized on an accelerated basis over three months and then on a straight-line basis over six months to an estimated $2 residual value. The cost of a non-base stock DVD is amortized on an accelerated basis over six months to an estimated $4 residual value. The cost of video games and base stock DVDs is amortized on an accelerated basis over a twelve-month period to an estimated $5 and $4 residual value, respectively. Adjustments to the value of previously rented product are recorded primarily for estimated obsolete or excess inventory based upon assumptions about future demand and market conditions.

Prior to July 1, 2001, the cost of new release or non-base stock VHS tapes was amortized on an accelerated basis over three months to an estimated $4 residual value. The cost of base stock VHS tapes, defined as catalog product, was amortized on an accelerated basis over three months and then on a straight-line basis over thirty-three months to an estimated $4 residual value. The cost of new release, or non-base stock DVDs, was amortized on an accelerated basis over six months to an estimated $4 residual value. The cost of video games and base stock DVDs was amortized on an accelerated basis over a twelve-month period to an estimated $10 and $4 residual value, respectively.

The impact of the changes in accounting estimates for the rental library in 2001 is discussed in Note 5.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

The costs of rental product purchased pursuant to revenue sharing arrangements typically include a lower initial product cost and a percentage of the net rental revenues to be shared with the studios over an agreed period of time. Additionally, certain titles have performance guarantees. The up-front costs are amortized on an accelerated basis and revenue sharing payments pursuant to the applicable arrangement are expensed as the related revenue is earned. The Company analyzes titles that are subject to performance guarantees and recognizes an estimated expense for under-performing titles throughout the applicable period based upon the Company’s analysis of the estimated shortfall. The Company revises these estimates on a monthly basis, according to actual results.

Property and Equipment

Property and equipment is stated at cost. Depreciation expense is computed by the straight-line method over the estimated useful lives of the respective assets as follows:

Building	19 to 31.5 years
Building improvements	10 years
Leasehold improvements	4 to 10 years
Equipment and other	3 to 10 years
Furniture and fixtures	3 to 10 years

Balances of major classes of assets and accumulated depreciation are as follows:

	At December 31,
	2002	2003
Land, building and building improvements	$35.3	$31.2
Leasehold improvements	882.7	970.6
Equipment and other	644.4	706.3
Furniture and fixtures	392.4	461.2
Buildings under capital leases	200.4	190.9

Total	2,155.2	2,360.2
Accumulated depreciation	(1,280.3)	(1,544.4)

Property and equipment, net	$874.9	$815.8

Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful life of the assets are capitalized. Depreciation expense related to capital leases was $25.6 million, $23.8 million and $23.1 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Sales of store assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts. The Company did not recognize any material gains or losses from such sales in 2001, 2002 or 2003. Retirements and disposals are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any remaining net book value reflected as increased depreciation expense.

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS 143 requires the capitalization of any retirement costs as part of the total cost of the related long-lived asset and the subsequent allocation of the

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

total expense to future periods using a systematic and rational method. SFAS 143 also requires the recognition of an estimated liability for the retirement costs.

The initial adoption of SFAS 143 required the Company to record a discounted liability of $10.1 million and increase net property and equipment by $2.9 million in the Company’s consolidated balance sheet as of January 1, 2003 related to estimated costs to remove equipment and fixtures from its stores upon their future closure. A discounted liability, adjusted for the 2003 allocation of total retirement cost expense, offset by the settlement of asset retirement obligations, of $10.1 million is included in other long-term liabilities and capitalized retirement costs of $2.2 million is included in property and equipment in the Company’s consolidated balance sheet as of December 31, 2003.

The initial adoption of SFAS 143 also required the Company to recognize a cumulative effect of change in accounting principle, net of tax, of $4.4 million in the Company’s consolidated statement of operations for the year ended December 31, 2003. Pro forma effects on income before cumulative effect of change in accounting principle in 2001, 2002 or 2003 were not material to net income or EPS.

Store Closures

Reserves for store closures are established by calculating the present value of the remaining lease obligation, adjusted for estimated subtenant rental income and any contractual lease buyouts. Expenses associated with the establishment of these reserves are reflected in general and administrative expense. The future lease obligation is inclusive of the net future minimum lease payments plus estimated common area maintenance charges, less any remaining accrual for straight-line average rent. Store furniture and equipment are either transferred at historical cost to another location or written down to their net realizable value and sold.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this new standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

Goodwill and Intangible Assets

Through December 31, 2001, Blockbuster’s goodwill and intangible assets are stated at historical cost less accumulated amortization. Blockbuster amortized goodwill on a straight-line basis over the estimated useful life of the goodwill, not exceeding 40 years; and for identifiable intangibles, over the estimated life of the asset, not exceeding 20 years. Intangible assets with finite lives will continue to be amortized over their estimated useful lives and are also reviewed for impairment.

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), which requires that goodwill and intangible assets with indefinite lives, including such assets recorded in past business combinations, no longer be amortized to earnings, but instead be tested for impairment at the reporting unit level on an annual basis and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount (an “interim impairment test”). In addition, SFAS 142 requires that the impairment test be performed through the application of a two-step fair value test, as opposed to the enterprise-wide undiscounted cash flow approach used by the Company to evaluate

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

impairment under the previous accounting standard. The first step of the test compares the book value of the Company’s reporting units, domestic and international, to their estimated fair values at the respective test dates. The estimated fair values of the reporting units are computed using the present value of estimated future cash flows. If fair value does not exceed carrying value then the second step must be performed to quantify the amount of the impairment. The second step of the goodwill impairment test compares the implied fair value of goodwill to the book value of goodwill. To determine the implied fair value of goodwill, the estimated fair value of the Company is allocated to the estimated fair value of its existing tangible assets and liabilities as well as existing identified intangible assets and previously unidentified intangible assets. The estimated implied fair value of goodwill and the estimated fair value of identified intangibles are compared to their respective carrying values and any excess carrying value is recorded as a charge to operating earnings.

See Note 3 below for a discussion of impairment charges.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company assesses long-lived assets (primarily property and equipment) for impairment whenever there is an indication that the carrying amount of the assets may not be recoverable. Recoverability is determined by comparing the estimated undiscounted cash flows generated by these assets to the assets’ net carrying value. The amount of impairment loss, if any, is measured as the difference between the net book value of the assets and their estimated fair value. Impairment review of long-lived assets associated with the Company’s stores is performed domestically on a market-by-market basis and internationally on a country-by-country basis.

See Note 3 below for a discussion of impairment charges.

Fair Value of Financial Instruments

At December 31, 2002 and 2003, the Company’s carrying value of financial instruments approximated fair value due to the short-term maturities of these instruments or variable rates of interest. During 2002 and 2003, no financial instruments were held or issued for trading purposes.

The Company’s receivables do not represent significant concentrations of credit risk at December 31, 2002 or 2003, due to the wide variety of customers, markets and geographic areas to which the Company’s products and services are sold.

Foreign Currency Translation and Transactions

The financial statements of the Company’s foreign operations were prepared in their respective local currencies and translated into U.S. dollars for reporting purposes. The assets and liabilities are translated at exchange rates in effect at the balance sheet date, while results of operations are translated at average exchange rates for the respective periods. The cumulative effects of exchange rate changes on net assets are included as a part of accumulated other comprehensive loss in 2001, 2002 and 2003. Net foreign currency transaction gains and losses were not significant for any of the years presented.

Revenue Recognition

Rental revenues are generally recognized at the time of rental or sale. Rental revenues are generated from the rental of VHS tapes, DVDs and video games and from any eventual sale of previously rented VHS tapes, DVDs and video games. Revenues generated from rental transactions include revenue received in connection with the initial rental of the product, as well as revenues associated with any continuations of such rentals past

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

the initial rental period, as contemplated by the Company’s membership agreement. Under the Company’s convenience policy a customer pays for the initial rental at the time the product is rented and agrees to pay for any continuation of the rental beyond the initial rental period. Generally, when a customer elects to keep rental product beyond the initial rental period, the customer’s rental is successively continued for the same number of days and at the same price as the initial rental period, until such point as the product is purchased under the terms of the membership agreement or is returned.

The Company offers various rental passes, which allow customers to rent an unlimited number of specified items during the term of the pass, subject to a limit of the number of items that could be taken at one time. Items can be returned at any time during the term of the pass. The Company recognizes the rental revenues for these passes over the term of the pass. As contemplated by the terms and conditions of the passes, extended viewing fees do not accrue on pass rentals during the pass term; however, if a customer keeps an item beyond the pass term, the rental continues, beginning at noon on the day immediately following the last day of the pass term, for the same number of days and at the same price had the item been rented on that day under Blockbuster’s standard rental terms and not under the pass. The rental is successively continued on such terms until such time as the item is returned or is purchased under the terms of Blockbuster’s membership agreement.

Merchandise sales include the sales of new movies, game software and movie or game related products, including confections. In addition, Blockbuster purchases used movies and game software from its customers in exchange for merchandise credit, discounts on other products and, in some stores, cash (“trading”). The sale of traded products are also included in merchandise sales. Sales of merchandise are recognized at the time of sale and a provision for sales returns and allowances on merchandise sales is estimated and recorded based on historical trends. Due to the nature of the products sold by the Company, sales returns and allowances are minimal.

Blockbuster has agreements with certain companies that allow these companies to purchase free rental cards from Blockbuster, which can then be awarded at their discretion. Blockbuster defers revenue for the estimated number of free rental cards that will ultimately be redeemed and recognizes the amounts deferred as revenue upon redemption. Revenue for estimated non-redemptions, net of the estimated escheat liability, is generally recognized when the cards are issued. Gift card liabilities are recorded at the time of sale and the costs of designing, printing and distributing the cards are recorded as expense at the time of sale. The liability is relieved and revenue is recognized upon redemption of the gift cards at any Blockbuster store.

Blockbuster’s premium membership program is designed to enhance customer loyalty by encouraging customers to rent movies only from Blockbuster. For an annual fee, a customer can join the BLOCKBUSTER REWARDS® program and earn free movie or video game rentals. The fee, less direct costs, is recognized ratably as revenue over the membership period.

From time to time, the Company sells multiple goods and or services as a bundled package. The Company allocates revenue under such arrangements based on the fair value of each element, to the extent objectively determinable, and recognizes revenue upon delivery or consummation of the separable earnings process attributable to each element.

Franchise Fees

The Company executes franchise agreements covering retail locations, which provide the terms of the arrangement with the franchisee. The franchise agreements generally require an initial fee, an area development fee for each store opened and continuing fees based upon a percentage of sales which are negotiated with each franchisee.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

The Company recognizes initial fees as revenue when all initial services, as required by the franchise agreement, have been substantially performed. Area development fees are deferred when received and recognized upon the opening of the applicable franchise store and when all services related to such store as required by the franchise agreement have been substantially performed. Continuing fees based upon a percentage of sales are recognized when earned. These amounts are included in “Other revenues” on the Consolidated Statements of Operations.

Direct costs of sales and servicing of franchise agreements are charged to the applicable expense category as incurred.

Advertising Expenses

Advertising costs are expensed the first time the advertising takes place. Media (television and print) placement costs are expensed in the month the advertising appears.

During 2003, the Company modified its accounting policies surrounding cooperative advertising programs to conform to the guidance provided by EITF 02-16. EITF 02-16 required companies to record certain consideration received from vendors in connection with cooperative advertising programs and other vendor marketing programs entered into or modified during 2003 as a reduction of the cost of inventory and rental library rather than as an offset of advertising costs. See additional discussion in “Merchandise Inventories” above.

Refranchising Gains (Losses)

Refranchising gains (losses) include gains or losses on sales of company-operated stores to franchisees. The Company includes direct administrative costs of refranchising in the gain or loss calculation. Gains (losses) are recognized on store refranchising as a component of general and administrative expense. Gains are recognized when the sale transaction closes, the franchisee has a minimum amount of the purchase price in at-risk equity and when the Company is satisfied that the franchisee can meet its current obligations. There were no material refranchising gains or losses recognized during 2001, 2002 or 2003.

Income Taxes

Income taxes are provided based on the liability method of accounting. Deferred taxes are recorded to reflect the tax benefit and consequences of future years’ differences between the tax basis of assets and liabilities and their financial reporting basis. The Company records a valuation allowance to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Net Income (Loss) Per Share

Basic income (loss) per share (“EPS”) is computed by dividing the net income (loss) applicable to common shares by the weighted average number of common shares outstanding during the period. Diluted EPS adjusts the basic weighted average number of common shares outstanding by the assumed conversion of convertible securities and exercise of Blockbuster stock options only in periods in which such effect would have been dilutive on income before cumulative effect of change in accounting principle. Options to purchase approximately 15.4 million, 16.5 million and 17.8 million shares of Class A common stock were outstanding as of December 31, 2001, 2002 and 2003, respectively. Because their inclusion would be anti-dilutive, 15.4 million, 0.8 million and 17.8 million options for the years ended December 31, 2001, 2002 and 2003, respectively, were

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

excluded from the computation of the weighted average shares for diluted EPS. The table below presents a reconciliation of weighted average shares, in millions, used in the calculation of basic and diluted EPS:

	Year Ended December 31,
	2001	2002	2003
Weighted average shares for basic EPS	175.6	178.6	180.1
Incremental shares for stock options	—	3.0	—

Weighted average shares for diluted EPS	175.6	181.6	180.1

Stock Option Plans

The Company has adopted the disclosure-only provisions of SFAS 123, Accounting for Stock-Based Compensation (“SFAS 123”). In accordance with the provisions of SFAS 123, the Company applies APB 25, Accounting for Stock Issued to Employees and related interpretations in accounting for the plans and, accordingly, does not recognize compensation expense for stock option plans because Blockbuster and Viacom issue options at exercise prices equal to the market value at date of grant.

The following table shows Blockbuster’s net loss for the years ended December 31, 2001, 2002 and 2003, had compensation expense for Viacom’s and Blockbuster’s stock option plans applicable to the Company’s employees been determined based upon the fair value at the grant date for awards consistent with the methodology prescribed by SFAS 123 (these pro forma effects may not be representative of expense in future periods since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period, and additional options may be granted in future years):

	2001	2002	2003
Pro forma net loss:
Reported net loss	$(240.3)	$(1,627.6)	$(983.9)
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(18.7)	(22.2)	(22.2)

Pro forma net loss	$(259.0)	$(1,649.8)	$(1,006.1)

Net loss per share:
Basic	$(1.37)	$(9.11)	$(5.46)

Basic—pro forma	$(1.47)	$(9.24)	$(5.59)

Diluted	$(1.37)	$(8.96)	$(5.46)

Diluted—pro forma	$(1.47)	$(9.08)	$(5.59)

Comprehensive Loss

Comprehensive loss is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It consists of net loss and other gains and losses affecting stockholders’ equity that, under accounting principles generally accepted in the United States, are excluded from net loss, such as foreign currency translation gains. Currency translation and the change in the fair values of items designated as a cash flow hedge are the only items of other comprehensive income (loss) impacting the Company.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued a revised interpretation (“FIN 46-R”). The provisions of FIN 46 must be applied for the first interim or annual period ending after December 15, 2003 for all entities created after January 31, 2003 and the provisions of FIN 46-R must be adopted for the first interim or annual period ending after March 15, 2004 for all entities. While Blockbuster does not have any equity investment in any of its franchisees, FIN 46 and FIN 46-R introduce new accounting concepts surrounding variable interests, expected losses, expected residual returns and subordinated financial support. The Company adopted the provisions of FIN 46 for entities created after January 31, 2003 with no resulting impact to its results of operations or financial position. The Company is currently evaluating the impact of FIN 46-R with respect to certain of its franchisee entities and has not determined the impact, if any, that FIN 46-R may have on its consolidated financial position, results of operations or cash flows.

Note 2—Subsequent Event

On February 10, 2004, Viacom announced its intentions to pursue the divestiture of its approximately 81.5% interest in Blockbuster. Viacom also announced that it anticipates that the divestiture will be achieved through a tax-free split-off, but that it will also continue to consider other alternatives. This transaction is subject to approval by the Viacom board of directors and an assessment of market conditions. In the event of a split-off, the Company anticipates that the board of directors may consider issuing a special dividend, subject to acceptable financing, to all stockholders including Viacom.

Note 3—Impairment of Goodwill and Other Long-Lived Assets

Effective January 1, 2002, the Company adopted SFAS 142. The initial adoption of SFAS 142 required the Company to perform a two-step fair value based goodwill impairment test. Prior to adoption of SFAS 142, the Company tested impairment of goodwill on an enterprise-wide basis by comparing undiscounted cash flows to the carrying value of the goodwill. As a result of the required change in methodology used to evaluate the Company’s goodwill for impairment and performing the two-step test required by SFAS 142, the Company determined that its goodwill balance for the domestic reporting unit was impaired, resulting in a charge of $1.82 billion during the first quarter of 2002. The impairment charge has been recorded as a cumulative effect of a change in accounting principle, net of tax, in the Company’s consolidated statements of operations for the year ended December 31, 2002.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

The following table provides a reconciliation of reported net loss to net loss that would have been reported had SFAS 142 been applied as of January 1, 2001, for the year ended December 31:

	2001	2002	2003
Reported net loss	$(240.3)	$(1,627.6)	$(983.9)
Add goodwill amortization, net of tax	166.6	—	—

Adjusted net loss	$(73.7)	$(1,627.6)	$(983.9)

Basic earnings per share:
Reported net loss per share	$(1.37)	$(9.11)	$(5.46)
Add goodwill amortization, net of tax per share	0.95	—	—

Adjusted net loss per share	$(0.42)	$(9.11)	$(5.46)

Diluted earnings per share:
Reported net loss per share	$(1.37)	$(8.96)	$(5.46)
Add goodwill amortization, net of tax per share	0.95	—	—

Adjusted net loss per share	$(0.42)	$(8.96)	$(5.46)

Subsequently, the Company performed its annual impairment test on October 31, 2002, which resulted in the estimated fair values of each of its reporting units exceeding their book values.

In mid-December of 2002, the Company issued a press release stating that it would have lower than anticipated earnings for the quarter and the year due to softness in sales during the holiday season resulting from unanticipated competitive factors. In addition, the Company indicated that it had incurred higher rental product purchases and advertising expenditures associated with planned revenues which did not fully materialize. As a result of this information, the Company’s stock price declined sharply. Management believes these events were indicators or factors that would require a company to perform an interim impairment test in accordance with SFAS 142. As a result, the Company performed an interim impairment test on its domestic and international goodwill balances as of December 31, 2002. This test resulted in estimated fair values of each of the Company’s reporting units in excess of their net book values. As a result, the Company did not have any additional impairment under the provisions of SFAS 142 for 2002.

In completing the analysis of the fair value of Blockbuster during the fourth quarter of 2003, several events converged which led the Company to conclude that the business had incremental risks that were required to be included in the evaluation of goodwill under SFAS 142. These events included the Company’s performance during the holiday selling season, which indicated that same-store revenues for the Company’s core rental business would be more unfavorable than previously anticipated. Management believes that these changes were caused by increased competition from retail DVD and discounted retail DVD pricing by mass merchants. These trends also indicated that the strength of rental revenues in the fourth quarter had been and will continue to be negatively affected, to some degree, by consumers purchasing DVDs during the holiday season. Additional risks included implementation risks associated with the Company’s new initiatives and risks associated with certain of the Company’s international operations, such as increased competition, two-tiered pricing and piracy. All of these factors adversely affected Viacom’s negotiations with third parties regarding their possible disposal of their investment in the Company. All of this information was considered in finalizing the Company’s estimate of fair value for its reporting units as of December 31, 2003. Accordingly, management determined that the goodwill

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

balance was impaired and recorded an impairment charge for both the domestic and international reporting units during the fourth quarter of 2003 totaling $1.29 billion. This charge is included in “Impairment of goodwill and other long-lived assets” in the Consolidated Statements of Operations for the year ended December 31, 2003.

The Company will perform its annual impairment test for 2004 during the fourth quarter, and on an interim date in 2004 should factors or indicators become apparent that would require an interim test. A significant downward revision in the present value of estimated future cash flows or a fair value below book value at the date of the Company’s divestiture from Viacom, could result in a material impairment of goodwill under SFAS 142.

In conjunction with the changes in revenue and risk assessments discussed above, during the fourth quarter of 2003, the Company reviewed its long-lived assets for impairment in conjunction with SFAS 144. As a result, the Company determined that the carrying value of certain fixed assets in four international markets exceeded the estimated undiscounted future cash flows to be generated by those assets. As a result, the Company recorded an impairment charge of approximately $18.5 million. This charge is included in “Impairment of goodwill and other long-lived assets” in the Consolidated Statements of Operations for the year ended December 31, 2003.

Note 4—Goodwill and Other Intangible Assets

The following table summarizes changes in the Company’s goodwill during:

	2002	2003
Balance as of January 1	$5,614.1	$3,883.5
Impairments	(1,817.0)	(1,286.4)
Acquisitions and other purchase price adjustments	75.8	6.9
Foreign currency translation adjustment	10.6	23.7

Balance as of December 31	$3,883.5	$2,627.7

Intangible assets at December 31, 2003 included intangible assets subject to amortization and intangible assets with indefinite lives, which are not amortized. Intangible assets subject to amortization at December 31, 2003 consisted of reacquired franchise rights that are amortized on a straight-line basis over three to 20 years and selected tradenames which are amortized on a straight-line basis over five to 20 years. Amortization expense for the year ended December 31, 2002 and 2003 was $1.7 million and $2.4 million, respectively. Based on the current amount of intangible assets subject to amortization, the amortization expense for the years ended December 31, 2004 through December 31, 2007 is estimated to be approximately $2.2 million per year. Amortization expense for the year ended December 31, 2008 is estimated to be $1.8 million. As acquisitions and dispositions occur in the future, these amounts may vary.

Following are the Company’s intangible assets at December 31:

	2002	2003
Gross value of intangible assets subject to amortization	$29.0	$36.8
Accumulated amortization	(1.6)	(4.0)

Intangible assets subject to amortization, net	27.4	32.8

Intangible assets with indefinite lives and not amortized	—	1.6

Total intangible assets, net	$27.4	$34.4

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

Note 5—2001 Special Item Charges and Change in Accounting Estimates for Rental Library

During the third quarter of 2001, Blockbuster began implementation of a strategic re-merchandising plan to allow for an expansion of store space for DVD and other strategic product offerings, which it completed by December 31, 2001. The Company initiated this plan with the goal of optimizing its stores’ revenues and gross profit based on an evaluation of the Company’s product mix and product offerings. This evaluation also included analyses of industry trends and projections, such as the accelerated consumer acceptance of the DVD format. Based on the Company’s evaluation, and in connection with the resulting plan, the Company disposed of approximately 30% of its VHS rental library in its stores, certain VHS merchandise inventory primarily located in its distribution center, and certain games from its rental library in its stores. These activities resulted in non-cash charges of $184.1 million to cost of rental revenues and $11.8 million to cost of merchandise sold recorded in 2001, which reflected the net book value of the disposed library and inventory items, net of proceeds. The Company also recorded a charge of $26.9 million in incremental selling, general and administrative expenses during 2001, primarily related to (i) labor incurred during 2001 to execute the plan, (ii) supply and disposal costs incurred to execute the plan and (iii) severance for certain employees terminated as a result of a reorganization of the Company’s marketing and new media operations. During 2002, the Company reduced its estimate of severance charges by $2.5 million. As of December 31, 2003, $0.5 million remained as an accrual for severance related to this special item charge. Additionally, during 2001, the Company recorded charges of $2.6 million and $1.9 million ($1.1 million, net of tax) in depreciation expense for the write-off of fixed assets and equity in income (loss) of affiliated companies for the adoption of a similar re-merchandising plan at one of the Company’s joint venture operations, respectively, related to the plan.

Also during 2001, in connection with the strategic re-merchandising plan discussed above, and as discussed in Note 1, Blockbuster re-evaluated and changed the accounting estimates related to its rental library, including residual values and useful lives. These changes in estimates reflected the impact of changes in the Company’s rental business, such as an increase in DVD rental revenues, a decrease in VHS rental revenues and trends affecting games, which led to a reduction in the average selling value of the Company’s previously rented VHS and game products and a reduction in the average life of VHS rental products. As a result of these changes in estimates, cost of rental revenues was $141.7 million higher, net loss was $90.1 million higher and net loss per share was $0.51 higher for the year ended December 31, 2001.

Note 6—Stock and Stock Option Plans

The Company has one class of preferred stock and two classes of common stock. There are currently no shares of the Company’s preferred stock issued or outstanding. Class A common stock, which is currently owned by a combination of Viacom and other stockholders, entitles the holder to one vote per share and has a par value $0.01 per share. Class B common stock, which is currently held by Viacom, entitles the holder to five votes per share and also has a par value of $0.01 per share.

On July 15, 1999, Blockbuster’s Board of Directors adopted the Blockbuster Inc. 1999 Long-Term Management Incentive Plan (the “Plan”) for the benefit of its employees and directors. An aggregate of 25.0 million shares of class A common stock was reserved for issuance under the Plan, which provides for the issuance of stock-based incentive awards, including stock options to purchase shares of class A common stock, stock appreciation rights, restricted shares of class A common stock, restricted share units and phantom shares. The purpose of the Plan is to benefit and advance the interests of Blockbuster by rewarding certain key employees and non-employee directors for their contributions to the financial success of Blockbuster and thereby motivating them to continue to make such contributions in the future. Outstanding stock options granted in 1999

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

generally vest over a five-year period from the date of grant and generally expire ten years after the date of grant, and outstanding stock options granted subsequent to 1999 generally vest over a four-year period from the date of grant and generally expire ten years after the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2002	2003
Expected dividend yield (a)	0.3%	0.4%	0.5%
Expected stock price volatility	52.0%	60.0%	60.0%
Risk-free interest rate	5.0%	4.4%	3.9%
Expected life of options (years)	7.0	7.0	7.0

(a)	Management’s current intention is to pay dividends of $0.02 per share each quarter on both class A common stock and class B common stock.

The weighted-average fair value of each option as of the grant date was $10.00, $12.13 and $9.44 in 2001, 2002 and 2003, respectively.

The following table summarizes stock option activity pursuant to Blockbuster’s stock option plan:

	Options Outstanding	Weighted- Average Exercise Price
Balance at December 31, 2000	13,695,541	$13.72
Granted	5,274,808	17.43
Exercised	(1,833,057)	14.18
Cancelled	(1,725,648)	14.07

Balance at December 31, 2001	15,411,644	$14.90
Granted	5,135,379	19.81
Exercised	(2,790,719)	14.06
Cancelled	(1,208,050)	15.39

Balance at December 31, 2002	16,548,254	$16.53
Granted	4,122,840	15.69
Exercised	(1,260,297)	14.34
Cancelled	(1,563,288)	16.74

Balance at December 31, 2003	17,847,509	$16.47

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

The following table summarizes information concerning currently outstanding and exercisable Blockbuster stock options issued to Blockbuster employees and directors at December 31, 2003:

	Outstanding			Exercisable
Range of Exercise Price	Options	Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
$11.00 to 14.99	2,261,183	6.8	$11.25	1,319,918	$11.04
15.00 to 19.99	14,761,126	7.8	16.79	4,553,906	15.90
20.00 to 24.99	425,200	8.4	23.79	112,600	23.81
25.00 to 29.99	400,000	8.2	26.47	100,000	26.47

	17,847,509			6,086,424

Viacom’s Long-Term Incentive Plan

Certain of the Company’s employees have been granted Viacom stock options under Viacom’s Long-Term Incentive Plans (the “Viacom Plans”). The purpose of the Viacom Plans is to benefit and advance the interests of Viacom by rewarding certain key employees for their contributions to the financial success of Viacom and thereby motivating them to continue to make such contributions in the future. The Viacom Plans provide for fixed grants of equity-based interests pursuant to awards of phantom shares, stock options, stock appreciation rights, restricted shares or other equity-based interests and for subsequent payments of cash with respect to phantom shares or stock appreciation rights based, subject to certain limits, on their appreciation in value over stated periods of time. The stock options generally vest over a three to six-year period from the date of grant and expire ten years after the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2002	2003
Expected dividend yield (b)	—	—	—
Expected stock price volatility	33.7%	36.9%	39.6%
Risk-free interest rate	5.0%	4.9%	3.6%
Expected life of options (years)	6.1	6.7	6.7

(b)	Viacom declared cash dividends on its common stock during the third and fourth quarters of 2003, however, this was subsequent to the grant of options to the Company’s employees, which occurred in January 2003 and, therefore, was not considered in the valuation of stock options. Viacom did not declare any cash dividends on common stock for 2001 or 2002.

The weighted-average fair value of each option as of the grant date was $23.71, $18.62 and $18.32 in 2001, 2002 and 2003, respectively.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

The following table summarizes stock option activity under Viacom’s various plans as it relates to Blockbuster’s employees:

	Options Outstanding	Weighted-Average Exercise Price
Balance at December 31, 2000	1,945,234	$19.24
Granted	755,000	44.71
Exercised	(223,331)	16.61
Cancelled	(142,514)	28.34

Balance at December 31, 2001	2,334,389	$27.17
Granted	135,000	39.50
Exercised	(502,583)	16.29
Cancelled	(61,122)	35.25

Balance at December 31, 2002	1,905,684	$30.66
Granted	140,000	39.33
Exercised	(331,176)	17.92
Cancelled	(20,252)	25.05

Balance at December 31, 2003	1,694,256	$33.93

The following table summarizes information concerning currently outstanding and exercisable Viacom stock options held by Blockbuster employees at December 31, 2003:

	Outstanding			Exercisable
Range of Exercise Price	Options	Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
$10.00 to 14.99	15,000	3.6	$14.94	15,000	$14.94
15.00 to 19.99	398,102	3.4	15.48	398,102	15.48
30.00 to 34.99	291,154	4.6	30.56	291,154	30.56
35.00 to 39.99	255,000	8.0	39.41	43,750	39.50
40.00 to 44.99	640,000	7.8	42.04	180,000	41.11
55.00 to 59.99	95,000	7.1	55.20	57,500	55.20

	1,694,256			985,506

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

Note 7—Accrued Expenses

The Company’s accrued expenses consist of the following:

	At December 31,
	2002	2003
Accrued compensation	$106.6	$141.6
Accrued revenue sharing	115.2	87.8
Accrued gift card liability	123.8	146.8
Accrued taxes other than income taxes	67.5	63.5
Store closure reserves	10.6	6.1
Accrued Music liabilities (see Note 8)	9.5	8.6
Accrued Wherehouse lease guarantee obligations (see Note 11)	18.7	7.9
Deferred revenue	44.8	62.3
Fair value of interest rate swaps payable to Viacom (see Note 9)	10.3	—
Accrued legal	13.3	13.5
Accrued insurance	3.5	12.2
Film rights	13.5	11.5
Other	45.3	52.8

	$582.6	$614.6

Note 8—Related Party Transactions

Effective with Blockbuster’s initial public offering in 1999, Blockbuster and Viacom entered into a transition services agreement whereby Viacom is providing the Company with accounting, management information systems, legal, financial, tax and other services. These services may change upon agreement between Viacom and the Company and the fee for these services could be subject to adjustment. The Company has agreed to pay or reimburse Viacom for any out-of-pocket payments, costs and expenses associated with these services. The services agreement expires upon the closing of a split-off or similar transaction. The charges for services were $1.8 million for each of the years ended December 31, 2001, 2002 and 2003.

Viacom paid insurance premiums on behalf of the Company for a limited number of the Company’s property, life and directors’ and officers’ insurance policies. Insurance expense related to the Company’s reimbursements to Viacom for these policies was $2.6 million, $4.2 million and $5.4 million for the years ended December 31, 2001, 2002 and 2003, respectively, and is reflected as a component of the Company’s total expense for worker’s compensation, property, general liability and group insurance policy expense within general and administrative expenses in the Consolidated Statements of Operations. In addition, Viacom paid audit fees on the Company’s behalf in 2001, 2002 and 2003 and began paying certain legal expenses on the Company’s behalf in 2003. Total expenses related to the Company’s reimbursements to Viacom for these amounts was $1.1 million for the years ended December 31, 2001 and 2002, respectively, and $5.7 million for the year ended December 31, 2003, and are reflected as a component of the Company’s general and administrative expenses in the Consolidated Statements of Operations.

The Company, through the normal course of business, is involved in transactions with companies owned by or affiliated with Viacom. The Company purchases certain VHS tapes and DVDs for rental and sale directly from Paramount Pictures Corporation (“Paramount”) and Showtime Networks, Inc. (“Showtime”), subsidiaries of

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

Viacom. Total purchases from Paramount were $127.2 million, $139.5 million and $103.8 million for the years ended December 31, 2001, 2002 and 2003, respectively. Total purchases from Showtime were $4.1 million, $3.6 million and $2.3 million for the years ended December 31, 2001, 2002 and 2003, respectively. The Company also purchases certain home video games from Midway Games, Inc. (“Midway”), a related party of Viacom. Total amounts paid for purchases from Midway were $3.8 million, $12.2 million and $4.7 million for the years ended December 31, 2001, 2002 and 2003, respectively.

In addition, some studios allow the Company to direct a some portion of their home video advertising expenditures. The Company received $8.8 million, $4.1 million and $2.2 million from Paramount in 2001, 2002 and 2003, respectively, related to this arrangement. During 2001 and 2002, these amounts were recorded as reductions to the Company’s advertising expenses during the periods presented as they reflected reimbursements of costs actually incurred. During 2003, these amounts were recognized as either a reduction of actual costs incurred or a reduction to cost of sales pursuant to EITF 02-16. See Note 1.

The Company uses a third-party agency to allocate its media placement and spending, based on specifications determined by the Company in accordance with independent market studies. The third-party agency conducts a competitive negotiation process with media outlets including Viacom affiliates, which are generally offered an opportunity of first refusal. During the years ended December 31, 2001, 2002 and 2003 about $75.9 million, $68.7 million and $17.6 million, respectively, of Blockbuster’s aggregate advertising expenditures were spent with Viacom affiliates. Advertising expenditures spent with Viacom affiliates as a percent of our total advertising expenses were approximately 34%, 28% and 10% for 2001, 2002 and 2003, respectively.

In conjunction with the sale by Viacom of Blockbuster Music (“Music”) to Wherehouse Entertainment, Inc. (“Wherehouse”), the Company assumed certain liabilities as a result of the disposition of Music with a corresponding reduction to Viacom’s net equity investment. The nature of these liabilities was predominantly for lease obligations associated with closed Music stores excluded from the sale and, to a lesser extent, certain transaction costs and various costs to complete the transition of operations from Music to Wherehouse. These total liabilities at the date of assignment aggregated approximately $67.0 million, of which $8.6 million remains in current liabilities at December 31, 2003.

In March 2001, the Company entered into two interest rate swaps with Viacom in order to obtain a fixed interest rate with respect to $400.0 million of the Company’s outstanding floating rate debt under the Blockbuster Credit Agreement. The interest rate swaps with Viacom matured during the first and third quarters of 2003. See Note 9 for further details on these interest rate swaps.

The Company and Viacom entered into a tax matters agreement which provided that subsequent to the closing of the Company’s initial public offering on August 16, 1999 the Company will continue to be included in the Viacom federal consolidated income tax return and certain consolidated, combined and unitary state tax returns, until such time in which Viacom no longer owns at least 80% of the total voting power of the Company’s stock, and 80% of the total value of the Company’s stock. See Note 10 for further details on the tax matters agreement.

All other transactions with companies owned by or affiliated with Viacom did not have a material impact on the financial position or results of operations presented herein.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

Note 9—Credit Agreement and Other Debt

On June 21, 1999, the Company entered into a $1.9 billion unsecured credit agreement (the “Blockbuster Credit Agreement”) with a syndicate of banks. The Blockbuster Credit Agreement was initially comprised of a $700.0 million long-term revolver due July 1, 2004; a $600.0 million term loan due in quarterly installments beginning April 1, 2002 and ending July 1, 2004; and a $600.0 million short-term revolver, which was fully paid down during 2000. The repayment of the short-term revolver permanently reduced the borrowing capacity under the Blockbuster Credit Agreement from $1.9 billion to $1.3 billion. Effective May 7, 2002, the Company permanently reduced the banks’ commitment under the long-term revolver from $700.0 million to $600.0 million. During 2003, the Company paid down $310.0 million under the term loan, leaving an outstanding balance of $100.0 million at December 31, 2003. The reduction of the banks’ aggregate commitment under the long-term revolver and the payments made under the term loan effectively reduced the total borrowing capacity under the credit agreement to $700.0 million.

During 2003, the Company borrowed and repaid $140.0 million under the long-term revolver. At December 31, 2003 the available borrowing capacity under the long-term revolver totaled $600.0 million.

Interest rates under the credit agreement are based on the prime rate in the United States or LIBOR (plus a margin, or “LIBOR spread,” based on leverage ratios, which is currently 1.25%), at the Company’s option at the time of borrowing. The weighted-average interest rate at December 31, 2003 for borrowings under the Blockbuster Credit Agreement was 2.4%. A variable commitment fee based on the total leverage ratio is charged on the unused amount of the revolver (0.25% at December 31, 2003).

The Blockbuster Credit Agreement contains certain restrictive covenants, which among other things, relate to the payment of dividends, repurchase of the Company’s common stock or other distributions and also require compliance with certain financial covenants with respect to a maximum leverage ratio and a minimum fixed charge coverage ratio. At December 31, 2003, the Company was in compliance with all covenants under the Blockbuster Credit Agreement. In the event that the Company issues a special dividend in connection with Viacom’s divestiture of the Company, the Company would be required to seek approval of the dividend under the terms of the Blockbuster credit agreement.

In March 2001, the Company entered into two interest rate swaps with Viacom in order to obtain a fixed interest rate with respect to $400.0 million of the Company’s outstanding floating rate debt under the Blockbuster Credit Agreement, and thereby reduced the Company’s exposure to interest rate volatility. The swaps fixed $200.0 million of the Company’s outstanding debt at an interest rate of 5.01% for two years and the other $200.0 million at an interest rate of 5.12% for two and one-half years. The first and second interest rate swaps matured in the first and third quarters of 2003, respectively. The Company’s effective interest rate also included the LIBOR spread payable under its credit facility. Including the effect of the LIBOR spread, the effective interest rates of the swaps were approximately 6.26% and 6.37%, respectively, during 2003. The interest rate swaps qualified as fully effective cash-flow hedging instruments under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Therefore, the gains or losses of the qualifying cash flow hedges were reported in other comprehensive income (loss) and reclassified into earnings in the same period in which the hedged transactions affected earnings.

Blockbuster entered into two additional lines of credit with banks for an aggregate of $75.0 million in the fourth quarter of 1999. The borrowing capacity under these lines was reduced to $45.0 million in 2002. One of these lines expires in October 2004. Blockbuster also has additional lines of credit that were previously held by its joint venture in Italy, which Blockbuster purchased in the fourth quarter of 2002 (see Note 13). These lines of credit carry interest rates ranging from 0.5% to 1.1% over EURIBOR and an aggregate borrowing capacity of

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

approximately 19.0 million Euro (or approximately $23.9 million as of December 31, 2003). There was $21.2 million outstanding under these lines of credit at both December 31, 2002 and 2003.

In April 2000, the Company borrowed $26.5 million in order to finance the purchase of certain equipment. The financing bears interest at 8.0%, is payable in monthly installments through April 2005, and is secured by a lien on the equipment. The Company had $7.5 million and $3.6 million outstanding under this financing at December 31, 2002 and 2003, respectively.

Short-term debt consists of the following:

	At December 31,
	2002	2003
Current maturities of term loan, interest rate of 6.2% and 2.4% at December 31, 2002 and December 31, 2003, respectively, due in quarterly installments beginning April 2003 through July 2004	$85.0	$100.0
Current maturities of equipment term loan, fixed interest rate of 8.0%, payable monthly through April 2005, secured by certain equipment	3.6	2.9
Current maturities of all other obligations	21.2	21.2

Current portion of long-term debt	109.8	124.1
Current portion of capital lease obligations	23.0	20.7

	$132.8	$144.8

The following table sets forth the Company’s long-term debt and capital lease obligations, less current portion:

	At December 31,
	2002	2003
Term loan, interest rate of 6.2% at December 31, 2003 due in quarterly installments beginning April 2002 through July 2004	$325.0	$—
Equipment term loan, fixed interest rate of 8.0%, payable monthly through April 2005, secured by certain equipment	3.9	0.7

Long-term debt, less current portion	328.9	0.7
Capital lease obligations, less current portion	79.8	74.4

	$408.7	$75.1

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

Maturities on debt are as follows:

2004	$124.1
2005	0.7
2006	—
2007	—
2008	—
2009	—

Total	$124.8

Interest expense related to capital leases was $12.5 million, $11.3 million and $10.3 million for the years ended December 31, 2001, 2002 and 2003, respectively. See Note 11 for further information regarding capital lease obligations.

Note 10—Income Taxes

The Company is included in consolidated federal, state and local income tax returns filed by Viacom. However, the tax benefit (provision) reflected in the Consolidated Statements of Operations and deferred tax assets and liabilities reflected in the Consolidated Balance Sheets have been prepared as if such benefit (provision) were computed on a separate return basis.

The Company and Viacom have entered into a tax matters agreement which provides that subsequent to the closing of the Company’s initial public offering on August 16, 1999 the Company will continue to be included in the Viacom federal consolidated income tax return and certain consolidated, combined and unitary state tax returns, as long as Viacom’s ownership is at least 80% of the total voting power of the stock, and 80% of the total value of the stock. As of December 31, 2003 Viacom’s owned common stock representing 81.5% of the Company’s equity value and 95.6% of the combined voting power of the Company’s outstanding common stock. The tax matters agreement requires the Company to make payments to Viacom equal to the amount of income taxes which would be paid by the Company, subject to certain adjustments, if the Company had filed a stand-alone return for any taxable year or portion thereof beginning after August 16, 1999 in which the Company is included in the Viacom group. The current income tax liabilities for the periods presented prior to the Company’s initial public offering were paid by Viacom. Any tax losses generated by the Company have been utilized by Viacom to reduce its consolidated taxable income. Accordingly, these amounts were reflected in stockholders’ equity in the Consolidated Balance Sheets. The tax matters agreement also specifies that Viacom will indemnify the Company against any and all tax adjustments to Viacom’s consolidated federal and consolidated, combined and unitary state tax returns from September 29, 1994 through August 16, 1999. Subsequent to August 16, 1999, the Company is solely responsible for all tax adjustments to the Company’s federal and state returns. All periods subsequent to August 1999 are open for audit. Currently, the Internal Revenue Service is in the process of completing audits for the tax years ending December 31, 1997 through May 4, 2000.

With respect to tax attributes such as net operating losses, tax credits and capital losses, the Company will have the right of reimbursement or offset, which will be determined based on the extent such tax attributes could be utilized by the Company if it had not been included in the Viacom group. The right to reimbursement or offset will arise regardless of whether the Company is a member of the Viacom group at the time the attributes could have been used by the Company. Included in the “Receivable from Viacom” balance in the accompanying Consolidated Balance Sheets are income tax receivables of $23.0 million and $7.9 million as of December 31, 2002 and 2003, respectively.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

The Company’s tax effected net operating loss carryforwards of $40.0 million at December 31, 2003 are primarily attributable to $29.2 million of net operating loss carryforwards for foreign subsidiaries. These losses are subject to certain restrictions and limitations in accordance with domestic and foreign tax laws. The tax matters agreement dated August 16, 1999 between the Company and Viacom required the Company to surrender all or a portion of its United Kingdom tax loss carryovers generated by the Company to Viacom upon request without compensation. During the third quarter of 2002, Viacom notified the Company that the conditions pursuant to which Viacom would require the Company to surrender the losses were no longer applicable and, therefore, Viacom would not request the Company to surrender its United Kingdom tax loss carryovers. Accordingly, during 2002, the Company reduced the valuation allowance by $8.7 million as it was more likely than not that these tax loss carryovers would be utilized by the Company in the future. In 2001, the Company determined because of its continued and projected profitability in Mexico that its net operating losses generated in the past in Mexico would more likely than not be utilized. Accordingly, during the fourth quarter of 2001, the Company reduced the valuation allowance related to its net operating loss carryforwards attributed to Mexico by $10.6 million. For other foreign jurisdictions, the Company maintains a valuation allowance as the Company believes that it is more likely than not that these tax benefits will not be realized. In addition, the Company has provided a valuation allowance for the full amount of losses recognized in certain foreign jurisdictions in the Company’s 2001, 2002 and 2003 tax provisions as it is currently more likely than not that the benefit will not be realized. Of the total tax effected foreign net operating loss carryforwards, $21.4 million will expire between 2003 and 2011, and $7.8 million has no expiration.

Income (loss) before income taxes are attributable to the following jurisdictions:

	Year Ended December 31,
	2001	2002	2003
United States	$(251.6)	$254.5	$(530.8)
Foreign	(45.3)	40.1	(344.8)

Total	$(296.9)	$294.6	$(875.6)

Components of the income tax benefit (provision) are as follows:

	Year Ended December 31,
	2001	2002	2003
Current:
Federal	$(28.5)	$(75.4)	$(109.1)
State and local	(16.6)	(11.8)	(23.2)
Foreign	(6.6)	(4.0)	(10.6)

	(51.7)	(91.2)	(142.9)
Deferred	107.8	(11.8)	39.7

Total	$56.1	$(103.0)	$(103.2)

In 2002 and 2003, $11.5 million and $2.7 million, respectively, of income tax benefit was recorded as a component of stockholders’ equity as a result of exercised stock options.

Income (loss) accounted for under the equity method of accounting is shown net of tax in the Consolidated Statements of Operations. Included in equity in income (loss) of affiliated companies, net of tax of $0.5 million

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

in 2001, $(2.2) million in 2002 and $(0.7) million in 2003, are a tax provision of $0.4 million for 2001, a tax benefit of $1.6 million for 2002 and a tax benefit of $0.3 million for 2003.

A reconciliation of the statutory U.S. federal tax rate to the Company’s effective tax rate on income (loss) before income taxes are as follows:

	Year Ended December 31,
	2001	2002	2003
Statutory U.S. tax benefit (provision)	35.0%	(35.0)%	35.0%
Non-deductible portion of goodwill amortization/impairment	(20.2)	—	(50.6)
State and local taxes, net of federal tax benefit	4.1	(4.9)	3.8
Effect of foreign operations	(1.8)	2.4	0.4
Foreign valuation allowance (increase) decrease	3.6	3.0	(0.9)
Other, net	(1.8)	(0.5)	0.5

Tax benefit (provision)	18.9%	(35.0)%	(11.8)%

The following is a summary of the deferred tax accounts in accordance with SFAS No. 109, Accounting for Income Taxes:

	At December 31,
	2002	2003
Deferred tax assets:
Reserves and accrued liabilities	$51.6	$15.4
Book-tax basis differences in long-lived assets	21.8	14.3
Net operating loss carryforwards	64.2	40.0

Total deferred tax assets	137.6	69.7
Less valuation allowance	(66.4)	(29.7)

Net deferred tax assets	71.2	40.0

Deferred tax liabilities:
Deferred expenses	(5.2)	(3.3)
Book-tax basis differences in rental library and other assets	(187.2)	(88.0)

Total deferred tax liabilities	(192.4)	(91.3)

Total net deferred tax liability	$(121.2)	$(51.3)

Note 11—Commitments and Contingencies

The Company has long-term non-cancelable lease commitments for various real and personal property and office space which expire at various dates. Certain leases contain renewal and escalation clauses. Generally, leases are five to ten years with extended renewal options.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

At December 31, 2003, minimum rental payments under non-cancelable leases are as follows:

	Operating	Capital
2004	$559.3	$29.0
2005	475.2	24.6
2006	381.6	18.8
2007	279.4	13.2
2008	195.7	11.2
2009 and thereafter	646.5	29.9

Total minimum lease payments	$2,537.7	126.7

Less amount representing interest		31.6

Present value of net minimum payments		$95.1

Rent expense was $498.1 million, $540.0 million and $571.1 million for the years ended December 31, 2001, 2002 and 2003, respectively. Subtenant rental income was $12.6 million, $12.1 million and $12.7 million for the years ended December 31, 2001, 2002 and 2003, respectively. Future minimum lease payments have not been reduced by future minimum subtenant rental income of $65.5 million.

The Company has contracted a third party to provide information system services, including selected support and maintenance. This contract is provided through the Company’s relationship with Viacom and can be cancelled by the Company upon Viacom’s divestiture of Blockbuster or upon written notice and with penalty to the Company. As of December 31, 2003, the aggregate commitment under this agreement totaled $75.1 million. These amounts are incurred upon the rendering of services over several years and, accordingly, they are not reflected in the consolidated balance sheet. The contract expires in July 2012 and is payable as follows: $9.1 million in 2004, $9.3 million in 2005, $9.3 million in 2006, $9.2 million in 2007, $9.2 million in 2008 and $29.0 million in 2009 and thereafter.

In October 1998, about 380 BLOCKBUSTER MUSIC stores were sold to Wherehouse Entertainment, Inc. (“Wherehouse”). Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. In connection with its initial public offering, the Company entered into an Initial Public Offering and Split-Off Agreement with Viacom, pursuant to which Blockbuster agreed to indemnify Viacom with respect to any amount paid under these guarantees. On January 21, 2003, Wherehouse filed a petition for protection under Chapter 11 of U.S. bankruptcy law. Based on information regarding lease and guaranty expirations originally available in connection with the Wherehouse bankruptcy, the Company estimated that it was contingently liable for approximately $36.0 million. Of this amount, the Company recorded a reserve of $18.7 million during the fourth quarter of 2002 in occupancy expense, which represented its estimate of the lease guarantee obligation at that time. During 2003, the Company paid approximately $8.2 million associated with the lease guarantee obligation. In addition, during the fourth quarter of 2003, based upon an estimated remaining contingent liability of $12.6 million, Blockbuster reduced its reserve by $2.6 million, resulting in a remaining reserve balance of $7.9 million at December 31, 2003. The Company will continue to monitor these proceedings and make adjustments to its reserves as required by new information or changes to existing information.

Pursuant to a tax matters agreement entered into between the Company and Viacom effective as of the consummation of the initial public offering, the Company is generally responsible for, among other things, any taxes imposed on Viacom or its subsidiaries as a result of a split-off or other similar transaction failing to qualify

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

as a tax-free transaction on account of any breach of the Company’s representations or agreements or any action or failure to act by the Company or any transactions involving the Company’s assets, stock or business (regardless of whether such transaction is within its control) following a split-off or similar transaction.

In March 2001, after a series of judicial rulings, three individuals remained as plaintiffs in a complaint filed in the United States District Court for the Western District of Texas against Blockbuster, Viacom, and major motion picture studios and their home video subsidiaries. They asserted, among other things, that Blockbuster, Viacom and the studios conspired to fix the prices of videos to retailers and distributors, engaged in discriminatory pricing and conspired to restrain competition. They were seeking treble damages for themselves and injunctive relief under both federal and California state law. In July 2002, judgment was entered in favor of Blockbuster and the other defendants. Plaintiffs appealed the judgment to the Fifth Circuit Court of Appeals. In August 2003, the Fifth Circuit Court of Appeals affirmed the federal court judgment. The Supreme Court of the United States refused plaintiffs’ petition for writ of certiorari in March 2004. In January 2001, a similar complaint was filed in California in a Los Angeles County Superior Court by over 200 individual plaintiffs seeking class certification and monetary damages against Blockbuster and the same defendants. In January 2002, the California court denied the plaintiffs’ request for class certification. By Order dated February 20, 2003, the California state court judge dismissed with prejudice all claims against Blockbuster and the other defendants. The plaintiffs have appealed the California state court denial of class certification, as well as the dismissal of all claims. In addition to any damage award to which Blockbuster might be directly subject, if Viacom is required to pay any damage award as a result of the federal or state court action, Viacom may seek indemnification for its losses from Blockbuster under the release and indemnification agreement entered into between Viacom and Blockbuster in connection with Blockbuster’s initial public offering. Blockbuster believes the plaintiffs’ positions in both actions are without merit and intends to continue to vigorously defend itself in each litigation.

Blockbuster currently is a defendant in 18 lawsuits filed by customers in 11 states and the District of Columbia between February 1999 and August 2001. These cases, 17 of which are putative class action lawsuits, allege common law and statutory claims for fraud and deceptive practices and/or unlawful business practices regarding Blockbuster’s extended viewing fee policies for customers who choose to keep rental product beyond the initial rental term. Some of the cases also allege that these policies impose unlawful penalties and result in unjust enrichment. Blockbuster currently is also a defendant in three similar lawsuits filed by customers in Canada between July 2001 and July 2002. In January 2002, a Texas court entered a final judgment approving a national class settlement, which included settlements in 12 of the 17 pending putative class action lawsuits. Under the approved settlement, Blockbuster would make certificates available to class members for rentals and discounts and would pay up to $9.25 million in plaintiffs’ attorneys’ fees in connection with the settlement. In December 2002, the Texas court granted Blockbuster’s application for a permanent injunction and motion for declaratory relief and entered orders (i) confirming a broad scope of release, (ii) barring the settlement class members from challenging Blockbuster’s past and present extended viewing fee policies in any other litigation, and (iii) enjoining the settlement class members and anyone acting on their behalf, including their lawyers, from prosecuting claims on their behalf in the Illinois litigation discussed below. Two parties appealed to the Beaumont Court of Appeals objecting to the settlement and, in July 2003, the Beaumont Court of Appeals approved the settlement and remanded one issue back to the trial court to address the language in the settlement agreement as to a segment of the class and to determine if the appealing attorneys are entitled to any attorney’s fees with respect to that one issue. One objecting party appealed the Texas court orders barring further litigation and confirming the broad scope of release and, in February 2004, the Beaumont Court of Appeals affirmed the trial court’s December 2002 orders confirming the broad scope of release and enjoining class members from prosecuting claims in Illinois. In February 2002, on the basis of the Texas settlement, Blockbuster filed a motion to dismiss the pending Illinois litigation in which a provisional order had been entered in April 2001 certifying plaintiff and defendant classes,

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

subject to further review and final determination. Blockbuster also filed a motion to compel arbitration as to some of the putative class members in the Illinois litigation. In September 2002, the Illinois state court judge denied the motion to dismiss and in August 2003 refused to compel arbitration. Blockbuster filed an interlocutory appeal in Illinois of the trial court’s denial of the motion to compel arbitration. In June 2002, in another Illinois case, a federal judge dismissed litigation because of the Texas settlement, and in July 2002, a California state court judge also ruled that the class claim allegations should be dismissed because of the Texas settlement. In March 2003, a California state court judge ruled in favor of Blockbuster on the merits and granted summary judgment on all claims in a case that is not a putative class action, and the California Court of Appeals affirmed the summary judgment in February 2004, and (i) determined that neither the past or present extended viewing fee policies were unconscionable as a matter of law, (ii) found no breach and no penalty as a matter of law, and (iii) declined to “engage in judicial price regulation.” Blockbuster believes the plaintiffs’ positions in these cases are without merit and, if the settlement reached in Texas is not finally approved, Blockbuster intends to vigorously defend itself in any litigation. In February 2003, in another Canadian case, the Ontario Court of Superior Justice denied the plaintiff’s request for class certification. The case was subsequently settled with plaintiff releasing all claims against the Company and neither party seeking costs relating to the certification hearing. In March 2003, the Quebec Superior Court certified a class of customers in Quebec who paid extended viewing fees during the period January 1, 1992 to the present. The remaining two cases are putative class action lawsuits. Blockbuster believes the plaintiffs’ positions in all of these cases are without merit and, if necessary, intends to vigorously defend itself.

On December 31, 2002, Buena Vista Home Entertainment, Inc. filed a complaint in United States District Court for the Central District of California claiming that Blockbuster had breached the revenue sharing agreement between the two parties. Buena Vista claims damages in excess of $120 million. Blockbuster has answered and asserted counterclaims for reformation and breach of contract. In July 2003, the California federal court granted Buena Vista’s motion for partial summary adjudication stating in its ruling that a liquidated damages provision in the contract is enforceable. The Court reaffirmed its ruling when it denied Blockbuster’s motion for reconsideration in February 2004. The California federal court’s ruling did not adjudicate the merits of Buena Vista Home Entertainment’s claims. Rather, the ruling granted summary adjudication concerning one of the affirmative defenses pled by Blockbuster in response to the claims asserted by Buena Vista.

In February and March 2003, John Reynolds, Eva Crescente and James D. Connors each filed a putative class action complaint in the United States District Court for the Northern District of Texas claiming violations of the Securities Exchange Act of 1934 and seeking a class determination for purchasers of Blockbuster stock between April 24, 2002 and December 17, 2002. In April 2003, Eva Crescente dismissed her case. The remaining two putative class actions have been consolidated into one action styled In re Blockbuster Inc. Securities Litigation, which is pending in the United States District Court for the Northern District of Texas, Dallas Division. Lead plaintiffs are City of Westland Police and Fire Retirement System and the Dearborn Heights General Government Employees Retirement System. Blockbuster, John Antioco, Nigel Travis and Larry Zine are named as defendants. The consolidated amended complaint, filed July 21, 2003, claims violations of Section 10(b), Section 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934 for the time period between February 12, 2002 and December 17, 2002. The consolidated amended complaint generally alleges that the defendants made untrue statements of material fact and/or omitted to disclose material facts about the business and operations of the Company. The consolidated amended complaint also alleges that the value of the Company’s common stock was therefore artificially inflated and that certain of the individual defendants sold shares of the Company’s common stock at inflated prices. The plaintiffs seek unspecified compensatory damages. Blockbuster has moved to dismiss the claims in the consolidated amended complaint. In February 2003, Ronald A. Young filed a stockholder derivative action in the United States District Court for the Northern District of Texas naming John Antioco, Dean Wilson, Nigel Travis, Jim Notarnicola, Edward Stead, Mike

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

Roemer, Nick Shepherd, Chris Wyatt, Larry Zine and Blockbuster’s directors who are also directors and/or officers of Viacom as individual defendants and Blockbuster as a nominal defendant. In this derivative action, the plaintiff also claims violations of the securities laws for the time period between February 12, 2002 and December 17, 2002 and adds common law breach of fiduciary duties against the individual defendants. In March 2003, Elizabeth French filed a stockholder derivative action in the 160th Judicial District Court for Dallas County, Texas naming John Antioco, Ed Stead, Larry Zine and one other Blockbuster director who is also a director of Viacom as individual defendants and Blockbuster as a nominal defendant. In this derivative action, the claim is for breach of fiduciary duties and identifies the relevant time period as April 26, 2002 to May 17, 2002. In April 2003, Mark Rabin filed a stockholder derivative action in the 160th Judicial District Court for Dallas County, Texas, naming John Antioco, Nigel Travis, James Notarnicola, Edward B. Stead, Dean M. Wilson, Larry J. Zine, Linda Griego, John L. Muething and Blockbuster’s directors who are also directors and/or officers of Viacom as individual defendants and Blockbuster as a nominal defendant. In this derivative action, the plaintiff makes substantially similar claims as made in the French action, and the relevant time period is identified as April 2002 to the present. The French and Rabin cases have been consolidated into one action in Texas state court. Blockbuster believes the plaintiffs’ positions are without merit and intends to vigorously defend itself.

On February 10, 2004, Howard Vogel filed a lawsuit in the Newcastle County Chancery Court, Delaware naming John Muething, Linda Griego, John Antioco, Jackie Clegg, Blockbuster, Viacom and Blockbuster’s directors who are also directors and/or officers of Viacom as defendants. Vogel alleges that a stock swap mechanism anticipated to be announced by Viacom would be a breach of fiduciary duty to minority stockholders and that the defendants engaged in unfair dealing and coercive conduct. The stockholder class action complaint asks the court to certify a class and to enjoin the anticipated transaction. As of yet, no definitive transaction has been identified by Blockbuster. Blockbuster believes the plaintiffs’ positions are without merit. Plaintiff has confirmed that Blockbuster and the other defendants are not required to respond to the pending complaint. Should it become necessary, Blockbuster intends to vigorously defend the litigation.

In December 2002, Blockbuster entered into an agreement with the California Department of Industrial Relations relating to time and attendance records. In accordance with the agreement, Blockbuster completed a self-audit and made compensatory payments of approximately $13.6 million during 2003. As a result, Blockbuster increased its initial accrual by $3.5 million during 2003.

During the third quarter of 2001 and fourth quarter of 2002, the Company recorded $32.9 million and $10.8 million, respectively, in operating expenses related to certain of the litigation items described above. In connection with the dismissal of a California wage and hour lawsuit, the Company reduced its initial accrual, recorded as a special item charge in the third quarter of 2001, by $3.4 million in 2002. The Company’s estimates of future costs are subject to change if and as circumstances change and additional information becomes available.

The Company is a defendant from time to time in other lawsuits incidental to its business. Based on currently available information, the Company believes that resolution of these known contingencies, including the items discussed above, would not have a material adverse impact on the Company’s consolidated financial statements or liquidity. However, there can be no assurances that future costs would not be material to results of operations or liquidity of the Company for a particular period.

During the fourth quarter of 2001, one of the Company’s franchisees paid off a note to the Company related to their purchase of stores from the Company. At the same time, that franchisee financed a note for $7.7 million with a third party, which the Company guaranteed. As of December 31, 2002 and 2003, respectively, the franchisee had $7.0 million and $6.4 million outstanding under this note.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

Note 12—401 (k) Savings Plan

Effective May 1, 1999, the Company established the Blockbuster Investment Plan (the “Plan”), a defined contribution 401(k) plan for the benefit of employees meeting certain eligibility requirements. Under the Plan, participants may contribute a portion of their earnings on a pre-tax, after-tax or combination basis, with the Company matching some portion of those contributions based upon the employee’s compensation status in accordance with the United States Internal Revenue Code. Employee contributions are paid to a corporate trustee and invested in various mutual funds or the Company’s common stock at the discretion of the employee. Company matching contributions are initially invested in Blockbuster’s class A common stock and can be reallocated at the sole discretion of the employee. The Company incurred 401(k) savings plan expenses of $2.9 million, $4.4 million and $5.3 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Note 13—Acquisitions

During 2002, the Company acquired several businesses in the United States and selected international markets that own and operate entertainment related stores and primarily offer pre-recorded home video, as well as video games, for rental and sale. The Company also acquired the second largest games retailer in the United Kingdom and the 51% interest that the Company did not already own in the Company’s joint venture based in Italy and related stockholder loans. The aggregate cost, consisting primarily of cash consideration, for these businesses approximated $106.0 million for the year ended December 31, 2002. Of these amounts, $80.5 million and $26.7 million were allocated to goodwill and intangible assets, respectively.

All acquisitions were accounted for under the purchase method and, accordingly, the operating results of the acquired businesses are included in the consolidated results of operations of the Company since their respective date of acquisition. Pro forma results of operations have not been presented due to the immateriality of the acquisitions.

Note 14—Supplemental Cash Flow Information

Cash flows from operating activities included cash payments as follows:

	Year Ended December 31,
	2001	2002	2003
Cash payments for interest	$79.4	$45.8	$34.3
Cash payments for taxes	9.1	12.6	98.1
Supplemental schedule of non-cash financing and investing activities:
Retail stores acquired under capital leases	14.3	15.3	15.4

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

Note 15—Geographic Area

Information regarding the Company’s operations by geographic area is presented below. The principal geographic areas of the Company’s operations are the United States and Europe. Operations in Latin America, Australia, Canada and Asia are classified in “International-all other.” Intercompany transfers between geographic areas are not significant.

	Year Ended or at December 31,
	2001	2002	2003
Revenues:
United States	$4,123.2	$4,393.2	$4,364.4
Europe	522.1	643.3	951.7
International-all other	511.4	529.4	595.6

Total revenues	$5,156.7	$5,565.9	$5,911.7

Long-lived assets(1):
United States	$1,421.1	$1,429.0	$1,128.3
Europe	134.9	253.0	212.4
International-all other	213.9	216.8	148.1
Corporate goodwill (2)	5,171.6	3,363.1	2,397.9

Total long-lived assets	$6,941.5	$5,261.9	$3,886.7

(1)	Includes all non-current assets, except the Viacom receivable.
(2)	Includes goodwill from the acquisition of Blockbuster by Viacom.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

Note 16—Quarterly Financial Data (unaudited, except total year)

Summarized quarterly financial data for 2002 and 2003 appears below:

	First Quarter(1)(3)	Second Quarter	Third Quarter	Fourth Quarter(2)(4)	Total Year (1)(2)(3)(4)
2002
Revenue	$1,326.0	$1,271.0	$1,386.5	$1,582.4	$5,565.9
Gross profit	$798.5	$753.6	$801.7	$853.4	$3,207.2
Income before cumulative effect of change in accounting principle	$66.0	$41.7	$51.0	$30.7	$189.4
Net income (loss)	$(1,751.0)	$41.7	$51.0	$30.7	$(1,627.6)
Income before cumulative effect of change in accounting principle per share: basic	$0.37	$0.23	$0.28	$0.17	$1.06
Income before cumulative effect of change in accounting principle per share: diluted	$0.37	$0.23	$0.28	$0.17	$1.04
Net income (loss) per share—basic	$(9.88)	$0.23	$0.28	$0.17	$(9.11)
Net income (loss) per share—diluted	$(9.72)	$0.23	$0.28	$0.17	$(8.96)

2003
Revenue	$1,517.8	$1,392.2	$1,384.5	$1,617.2	$5,911.7
Gross profit	$886.1	$843.2	$869.6	$923.0	$3,521.9
Income (loss) before cumulative effect of change in accounting principle	$84.9	$61.2	$63.7	$(1,189.3)	$(979.5)
Net income (loss)	$80.5	$61.2	$63.7	$(1,189.3)	$(983.9)
Income (loss) before cumulative effect of change in accounting principle per share: basic	$0.47	$0.34	$0.35	$(6.57)	$(5.44)
Income (loss) before cumulative effect of change in accounting principle per share: diluted	$0.47	$0.34	$0.35	$(6.57)	$(5.44)
Net income (loss) per share—basic	$0.45	$0.34	$0.35	$(6.57)	$(5.46)
Net income (loss) per share—diluted	$0.45	$0.34	$0.35	$(6.57)	$(5.46)

(1)	During the first quarter of 2002, the Company adopted SFAS 142, which eliminates the amortization of goodwill and intangible assets with indefinite lives and requires instead that those assets be tested for impairment annually. The application of the transition provisions of this new accounting standard required reduction of the Company’s goodwill by $1.82 billion.
(2)	As described in Note 11, the Company recorded a reserve of $18.7 million during the fourth quarter of 2002 which represents its estimate of the lease guaranty obligation associated with the stores that Wherehouse has indicated that it will vacate. This charge is reflected in general and administrative expense.
(3)	During the first quarter of 2003, the Company adopted SFAS 143 which requires the capitalization of any retirement costs as part of the total cost of the related long-lived asset and the subsequent allocation of the total expense to future periods. The application of this new accounting standard required us to record a $4.4 million cumulative effect of a change in accounting principle, as described in Note 1 to the consolidated financial statements.
(4)	During the fourth quarter of 2003, as described in Note 3 to the consolidated financial statements, the Company recognized non-cash charges of $1.3 billion to impair goodwill and other long-lived assets, in accordance with SFAS 142 and SFAS 144. This charge is reflected as a separate item on the Consolidated Statement of Operations.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in millions except per share amounts)

Item 9.     Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.    Controls and Procedures.

The Company’s chief executive officer and chief financial officer have concluded that, as of end of the period covered by this report, the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended) were effective, based on the evaluation of these controls and procedures required by Rule 13a-15(b) or 15d-15(b) of the Securities Exchange Act of 1934, as amended.

No changes in the Company’s internal control over financial reporting occurred during the Company’s last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART III

Item 10.    Directors and Executive Officers of the Registrant.

Identification of Directors

The following information regarding our executive officers is as of March 1, 2004.

Class I Directors—Terms Expiring in 2006

Name	Age	Current Position
Richard J. Bressler	46	Director
Jackie M. Clegg	41	Director
Philippe P. Dauman	50	Director

Class II Directors—Terms Expiring in 2004

Name	Age	Current Position
Mel Karmazin	60	Director
John L. Muething	82	Director
Sumner M. Redstone	80	Director

Class III Directors—Terms Expiring in 2005

Name	Age	Current Position
John F. Antioco	54	Chairman of the Board and Chief Executive Officer
Linda Griego	56	Director

The Company’s current slate of directors is likely to change if there is a divestiture from Viacom.

Set forth below is a description of the background of each of the directors of the Company.

John F. Antioco has served as the Company’s Chairman of the Board of Directors and Chief Executive Officer since 1997 and served as its President from 1997 until 2001. From 1996 until 1997, Mr. Antioco served as President and Chief Executive Officer for Taco Bell Corporation. Mr. Antioco serves as Chairman of the Board of Directors of Main Street and Main Incorporated and is a member of the Board of Governors of the Boys & Girls Clubs of America.

Richard J. Bressler was elected as a director of the Company in May 2001. Mr. Bressler has served as Senior Executive Vice President and Chief Financial Officer of Viacom Inc. since 2001. Prior to joining Viacom Inc., Mr. Bressler served as Executive Vice President of AOL Time Warner Inc. and Chief Executive Officer of AOL Time Warner Investments. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including Chairman and Chief Executive Officer of Time Warner Digital Media. He also served as Executive Vice President and Chief Financial Officer of Time Warner Inc. from 1995 until 1999. Mr. Bressler serves on the National Advisory Committee of JPMorgan Chase.

Jackie M. Clegg was appointed as a director of the Company in July 2003. In September 2001, she formed the international strategic consulting firm Clegg International Consultants, LLC specializing in emerging markets. In July 2001, Ms. Clegg stepped down as Vice Chairman and First Vice President of the Export-Import Bank of the United States, after serving in that role since June 1997. She also served as its Chief Operating Officer from January 1999 through fiscal year 2000. Ms. Clegg serves on the Board of Directors of the Chicago Board of Trade.

Philippe P. Dauman was elected as a director of the Company in January 1995. Mr. Dauman has served as a director of Viacom Inc. since 1987 and has been Co-Chairman and Chief Executive Officer of DND Capital Partners, L.L.C., a private equity firm, since 2000. Mr. Dauman served as Deputy Chairman of Viacom Inc. from 1996 until 2000 and as its Executive Vice President from 1994 until 2000. From 1993 until 1998, Mr. Dauman also served as General Counsel and Secretary of Viacom Inc. Mr. Dauman is a director of Lafarge North America Inc. and National Amusements, Inc.

Linda Griego was elected as a director of the Company in July 1999. Ms. Griego has served as President of Zapgo Entertainment Group, LLC, a television programming production company, since 1997 and is the Managing General Partner of Engine Co. No. 28, a restaurant that she founded in 1988. From July 1999 until January 2000, Ms. Griego served as the interim President and Chief Executive Officer of the Los Angeles Community Development Bank, a $430 million federally funded community bank. From 1994 until 1997, Ms. Griego served as President and Chief Executive Officer of Rebuild LA, Inc., an economic development corporation. Ms. Griego is a director of Granite Construction Incorporated and Southwest Water Company and also serves as a Los Angeles director of the Federal Reserve Bank of San Francisco.

Mel Karmazin was elected as a director of the Company in May 2000. Mr. Karmazin has served as a director and as President and Chief Operating Officer of Viacom Inc. since 2000. From 1999 until 2000, Mr. Karmazin served as President and Chief Executive Officer of CBS Corporation. Mr. Karmazin was President and Chief Operating Officer of CBS Corporation from April 1998 through December 1998. Mr. Karmazin joined CBS Corporation in December 1996 as Chairman and Chief Executive Officer of CBS Radio and served as Chairman and Chief Executive Officer of the CBS Station Group (Radio and Television) from 1997 until 1998. Mr. Karmazin served as Chairman, President and Chief Executive Officer of Infinity Broadcasting Corporation from December 1998 until its public shares were acquired by Viacom Inc. Mr. Karmazin is Vice Chairman of the Board of Trustees for The Museum of Television and Radio and is a member of the Board of Executives of the New York Stock Exchange, Inc. and is a director of Westwood One, Inc.

John L. Muething was elected as a director of the Company in July 1999. Mr. Muething has been Of Counsel to the Cincinnati, Ohio law firm of Keating, Muething & Klekamp since 1986. He also served as a director of Spelling Entertainment Group Inc. from 1992 until 1999.

Sumner M. Redstone was elected as a director of the Company in May 1999. Mr. Redstone has been a director of Viacom Inc. since 1986 and Chairman of the Board of Viacom Inc. since 1987 and acquired the title of Chief Executive Officer of Viacom Inc. in 1996. Mr. Redstone has served as Chairman of the Board of National Amusements, Inc. since 1986 and as its Chief Executive Officer since 1967. He also served as President of National Amusements, Inc. from 1967 through 1999. Mr. Redstone is a member of the Advisory Council for the Academy of Television Arts and Sciences Foundation and is on the Board of Trustees for The Museum of Television and Radio. Mr. Redstone served as the first Chairman of the Board of the National Association of Theatre Owners and is currently a member of its Executive Committee. Since 1982, Mr. Redstone has been a member of the faculty of Boston University Law School, where he has lectured on entertainment law, and since 1994, he has been a Visiting Professor at Brandeis University. He has also been a frequent lecturer at colleges, including Harvard Law School. Mr. Redstone graduated from Harvard University in 1944 and received an LL.B. from Harvard University School of Law in 1947. Upon graduation, Mr. Redstone served as Law Secretary with the U.S. Court of Appeals, and then as a Special Assistant to the U.S. Attorney General.

Identification of Executive Officers

The information required by this item regarding the Company’s executive officers is set forth under the heading “Executive Officers of the Registrant” in Part I of this Form 10-K, which information is incorporated herein by reference.

Identification of the Audit Committee

The Company’s Board of Directors has established a standing Audit Committee that consists of three directors. The current members of the Audit Committee are Ms. Griego (Chair), Ms. Clegg, and Mr. Muething. The Board of Directors has determined that each of these directors is “independent” as defined by the applicable rules of the New York Stock Exchange and the Securities and Exchange Commission. The Board of Directors has also determined that each of these directors is financially literate as such term is defined by the applicable rules of the New York Stock Exchange and that Ms. Clegg further qualifies as an “audit committee financial expert” as such term is defined in the applicable rules of the Securities and Exchange Commission.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Such persons are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) reports that they file. To the Company’s knowledge, based solely on its review of the copies of such reports received by it with respect to fiscal 2003, or written representations from certain reporting persons, the Company believes that all filing requirements applicable to its directors, officers and persons who own more than 10% of a registered class of the Company’s equity securities have been satisfied.

Supplemental Code of Ethics

The Company’s Board of Directors has adopted a Business Conduct Statement and a Supplemental Code of Ethics that applies to the Company’s Chief Executive Officer, Chief Financial Officer and Controller (the “Senior Financial Officers”). The Company has posted the Business Conduct Statement and the Supplemental Code of Ethics on its website at http://investor.blockbuster.com. The Company intends to disclose any amendment to or waiver from the Supplemental Code of Ethics applicable to any Senior Financial Officer on a Form 8-K or on its website at http://investor.blockbuster.com.

Item 11.    Executive Compensation.

Summary Compensation Table

The following table sets forth certain information concerning the compensation of the Company’s Chief Executive Officer and each of the Company’s four other most highly compensated executive officers who were serving as such on December 31, 2003 (based on salary and bonus earned during fiscal 2003), who will be referred to in this Annual Report on Form 10-K as the “named executive officers,” for each of the Company’s last three fiscal years.

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus ($)(1)	Other Annual Compensation ($)(2)		Securities Underlying Options(#)(3)		All Other Compensation ($)
John F. Antioco Chairman of the Board and Chief Executive Officer	2003 2002 2001	1,750,000 1,600,000 1,455,000	5,305,125 — 2,500,000	99,394 13,562 69,178	(4) (6) (7)	200,000 600,000 544,828 600,000	(9)	16,462 21,750 2,550	(5) (5) (8)

Nicholas P. Shepherd Executive Vice President, Chief Marketing and Merchandising Officer	2003 2002 2001	445,200 400,577 357,212	502,780 — 164,706	— 2,581 90	(6) (6)	45,000 20,000 45,000 40,000	(9)	70,612 65,418 49,600	(10) (10) (10)

Edward B. Stead Executive Vice President and General Counsel	2003 2002 2001	498,500 484,039 449,615	560,040 — 245,725	9,482 1,412 1,235	(6) (6) (6)	150,000 25,000 125,000 25,000 125,000 25,000	(9) (9) (9)	12,463 12,101 11,240	(5) (5) (5)

Nigel Travis President and Chief Operating Officer	2003 2002 2001	697,500 671,154 569,231	827,056 — 332,156	4,988 794 —	(11) (13) (14)	175,000 30,000 175,000 25,000 150,000 25,000	(9) (9) (9)	111,019 100,507 65,324	(12) (12) (12)

Larry J. Zine Executive Vice President, Chief Financial Officer and Chief Administrative Officer	2003 2002 2001	568,000 547,885 489,288	673,946 — 284,856	11,450 185,358 204,801	(6) (15) (16)	150,000 25,000 150,000 25,000 125,000 25,000	(9) (9) (9)	14,200 20,819 19,701	(5) (5) (5)

(1)	This reflects bonuses earned during fiscal 2003, 2002 and 2001, respectively. Bonuses were paid during the next fiscal year.
(2)	In accordance with the rules of the Securities and Exchange Commission, other annual compensation does not include perquisites for an individual if the aggregate amount of such perquisites for that individual was less than $50,000.
(3)	Except where noted otherwise, this reflects options to acquire shares of Blockbuster class A common stock.
(4)	This includes (i) $26,793 for personal use of the Company’s plane; (ii) $21,581 for an incentive-based trip; (iii) other executive perquisites, none of which exceeds 25% of the total perquisites reported as other annual compensation; and (iv) $31,970 of reimbursement for taxes.

(5)	This consists of employer matching contributions to the Company’s 401(k) and excess 401(k) plans.
(6)	This consists of reimbursement for taxes.
(7)	This includes (i) $51,781 for personal use of the Company’s plane; (ii) other executive perquisites, none of which exceeds 25% of the total perquisites reported as other annual compensation; and (iii) $1,215 of reimbursement for taxes.
(8)	This consists of employer matching contributions to the Company’s 401(k) plan.
(9)	This reflects options to acquire shares of Viacom Inc. class B common stock.
(10)	This consists of employer contributions to Blockbuster’s U.K. defined contribution plan. The amounts disclosed for 2003, 2002 and 2001 reflect a conversion from British pounds to U.S. dollars at average conversion rates of 1.63330, 1.50195 and 1.440368, respectively.
(11)	This consists of reimbursement for taxes. This number does not reflect an estimated $180,694 in reimbursement for taxes that had accrued, but had not been paid, as of December 31, 2003 for Mr. Travis’ benefit in connection with employer contributions under Blockbuster’s U.K. supplemental defined contribution plan, based on an average conversion rate for 2003 of 1.63330 U.S. dollars to 1.00 British pound. The accrued amount includes amounts accrued as of the end of 2002 and 2001, as disclosed in footnotes (13) and (14).
(12)	This consists of employer contributions to Blockbuster’s U.K. defined contribution and supplemental defined contribution plans. The amount disclosed for 2003 reflects a conversion from British pounds to U.S. dollars at an average conversion rate for 2003 of 1.63330. The amount disclosed for 2002 reflects a conversion from British pounds to U.S. dollars at an average conversion rate for 2002 of 1.50195 and includes approximately $4,000 that had accrued but had not been paid, during prior years. The amount disclosed for 2001 reflects a conversion from British pounds to U.S. dollars at an average conversion rate for 2001 of 1.440368 and does not include approximately $4,000 that had accrued, but had not been paid, during prior years.
(13)	This consists of reimbursement for taxes. This number does not reflect an estimated $139,369 in reimbursement for taxes that had accrued, but had not been paid, as of December 31, 2002 for Mr. Travis’ benefit in connection with employer contributions under Blockbuster’s U.K. supplemental defined contribution plan, based on an average conversion rate for 2002 of 1.50195 U.S. dollars to 1.00 British pound. The accrued amount includes the amounts accrued as of the end of 2001, as disclosed in footnote (14).
(14)	This does not reflect an estimated $112,901 in reimbursement for taxes that had accrued, but had not been paid, as of December 31, 2001 for Mr. Travis’ benefit in connection with employer contributions under Blockbuster’s U.K. supplemental defined contribution plan, based on an average conversion rate for 2001 of 1.440368 U.S. dollars to 1.00 British pound.
(15)	This includes (i) $98,685 of forgiveness of principal and interest on a loan by the Company to Mr. Zine relating to income taxes payable in connection with his sign-on bonus, which loan was fully forgiven in April 2002; and (ii) $72,196 of reimbursements for taxes, including reimbursements made in connection with the forgiveness of principal and interest on such loan. This also includes other executive perquisites, none of which exceeds 25% of the total perquisites reported as other annual compensation.
(16)	This includes (i) $103,670 of forgiveness of principal and interest on a loan by the Company to Mr. Zine relating to income taxes payable in connection with his sign-on bonus, which loan was fully forgiven in April 2002; and (ii) $87,194 of reimbursements for taxes, including reimbursements made in connection with the forgiveness of principal and interest on such loan. This also includes other executive perquisites, none of which exceeds 25% of the total perquisites reported as other annual compensation.

Option Grants During 2003 Fiscal Year

The following table provides information related to options granted to the named executive officers during fiscal 2003.

	Individual Grants						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Shares of Common Stock Underlying Options Granted (#)(1)		% of Total Options Granted to Employees in Fiscal 2003		Exercise or Base Price ($/Sh)	Expiration Date	5%($)	10%($)
John F. Antioco	200,000	(2)	4.85		15.84	July 22, 2013	1,992,338	5,048,976
Nicholas P. Shepherd	45,000 20,000	(2) (3)	1.09 0.08	(4)	15.84 39.33	July 22, 2013 Jan 29, 2013	448,276 494,689	1,136,020 1,253,638
Edward B. Stead	150,000 25,000	(2) (3)	3.64 0.11	(4)	15.84 39.33	July 22, 2013 Jan 29, 2013	1,494,254 618,361	3,786,732 1,567,047
Nigel Travis	175,000 30,000	(2) (3)	4.24 0.13	(4)	15.84 39.33	July 22, 2013 Jan 29, 2013	1,743,296 742,033	4,417,854 1,880,457
Larry J. Zine	150,000 25,000	(2) (3)	3.64 0.11	(4)	15.84 39.33	July 22, 2013 Jan 29, 2013	1,494,254 618,361	3,786,732 1,567,047

(1)	Except where noted otherwise, this reflects options to acquire shares of Blockbuster class A common stock.
(2)	The options become exercisable with respect to one-third of the shares covered thereby on each of July 22, 2005, 2006 and 2007.
(3)	This reflects options to acquire shares of Viacom Inc. class B common stock. The options become exercisable with respect to 25% of the shares covered thereby on each of January 29, 2004, 2005, 2006 and 2007.
(4)	This reflects the percentage of total options granted to all Viacom Inc. and Blockbuster employees. The percentage of total options granted to all Blockbuster employees was 21.43% for Mr. Travis, 17.86% for each of Messrs. Stead and Zine and 14.28% for Mr. Shepherd.

Aggregated Option Exercises During 2003 Fiscal Year and Fiscal Year-End Option Values

The following table provides information related to options exercised by the named executive officers during the 2003 fiscal year and the number and value of options held at fiscal year end. The Company does not have any outstanding stock appreciation rights.

				Number of Securities Underlying Unexercised Options as of December 31, 2003				Value of In-the-Money Options as of December 31, 2003($)(2)
Name	Shares Acquired on Exercise(#)		Value Realized($)(1)	Exercisable		Unexercisable		Exercisable		Unexercisable
John F. Antioco	— 171,200	(3) (4)	— 4,512,556	1,351,330 588,320	(5) (6)	1,335,445 450,000	(5) (6)	4,073,542 10,119,112	(5) (6)	2,133,225 1,071,000	(5) (6)
Nicholas P. Shepherd	— 9,000	(3) (4)	— 249,820	133,000 4,000	(5) (6)	142,000 20,000	(5) (6)	404,350 55,270	(5) (6)	230,350 101,000	(5) (6)
Edward B. Stead	— —	(3) (4)	— —	242,100 18,750	(5) (6)	427,300 56,250	(5) (6)	764,195 30,500	(5) (6)	715,785 217,750	(5) (6)
Nigel Travis	— 15,500	(3) (4)	— 385,780	385,815 83,750	(5) (6)	534,517 61,250	(5) (6)	1,173,154 1,775,513	(5) (6)	858,575 243,000	(5) (6)
Larry J. Zine	— —	(3) (4)	— —	409,832 48,750	(5) (6)	471,834 66,250	(5) (6)	1,259,004 81,275	(5) (6)	773,410 234,675	(5) (6)

(1)	Calculated based on the difference between the fair market value of the securities underlying the options and the exercise price of the options at the exercise date.
(2)	Calculated based on the difference between the fair market value of the securities underlying the options and the exercise price of the options at December 31, 2003.
(3)	Represents shares of Blockbuster class A common stock acquired on exercise.
(4)	Represents shares of Viacom Inc. class B common stock acquired on exercise.
(5)	Represents securities underlying options to purchase Blockbuster class A common stock.
(6)	Represents securities underlying options to purchase Viacom Inc. class B common stock.

Defined Benefit Pension Plans

Through December 31, 1999, the Company participated in a non-contributory qualified defined benefit pension plan and, for some of the Company’s highly compensated employees, a non-qualified excess defined benefit pension plan. Both plans are sponsored by Viacom Inc. The Company’s employees became eligible to participate in these plans effective January 1, 1996, with credit for past service on and after September 29, 1994 for eligibility and vesting purposes. Benefits under both plans are determined by a formula that uses final average compensation (salary and bonus) and years of benefit service. The benefits under Viacom Inc.’s excess pension plan are not subject to the provisions of the Internal Revenue Code of 1986, as amended, that limit the compensation used to determine benefits and the amount of annual benefits payable under Viacom Inc.’s qualified pension plan.

The Company’s employees ceased to participate in Viacom Inc.’s pension plans at December 31, 1999. Viacom Inc. retained the accrued liability for benefits under these plans for the Company’s employees. All of the Company’s employees who were actively employed by the Company and participating in the qualified defined benefit pension plan or the excess defined benefit pension plan on December 31, 1999 were fully vested in their accrued benefits in these plans on that date. The factors used to determine benefits payable under these plans, compensation and years of service, were also frozen on that date, with Mr. Antioco’s and Mr. Stead’s (i) compensation frozen at $160,000 each for the qualified defined benefit pension plan and $590,000 and $415,682, respectively, for the excess defined benefit pension plan and (ii) years of service frozen at 1.5 and 1.25, respectively.

The aggregate accrued annual retirement benefit payable under the qualified defined benefit pension plan and the excess defined benefit pension plan, assuming payment as a single life annuity at age 65 and not subject to deduction or offset, is approximately $19,200 for Mr. Antioco and approximately $12,200 for Mr. Stead. Messrs. Shepherd, Travis and Zine were not participants in the Viacom Inc. pension plan or excess pension plan.

Compensation of Directors

Retainer Fee

Directors who do not serve as officers or employees of Viacom Inc. or Blockbuster receive an annual retainer fee of $50,000 for membership on Blockbuster’s Board of Directors. Of this amount, $25,000 is paid in the Company’s class A common stock that is non-transferable for one year after it is paid. The other $25,000 is paid in cash. In addition, the Chair of the Audit Committee receives an annual retainer fee of $7,500, and the Chair of the Senior Executive Compensation Committee receives an annual retainer fee of $5,000. Jackie M. Clegg joined the Board of Directors on July 22, 2003 and was paid a retainer fee of $25,000 for membership on Blockbuster’s Board of Directors from such date through December 31, 2003. Ms. Clegg’s retainer fee was paid half in cash and half in the Company’s class A common stock that was non-transferable for one year after it was paid.

Attendance Fees

From January 1, 2003 through March 24, 2003, directors were paid an attendance fee of $1,000 for each Board meeting attended and $1,000 for each committee meeting attended if such meeting was held on a different day from the day of a Board meeting and the committee member had to travel to participate in the committee meeting. On March 25, 2003, the Board of Directors increased attendance fees to $2,000 for participation in a Board meeting and $1,000 for participation in a committee meeting for meetings held on a different day from the day of a Board meeting. Directors were also reimbursed for their expenses incurred in connection with their service on the Board of Directors or any committee of the Board of Directors.

Special Committee Fees

In December 2003, the Board of Directors approved fees for a non-standing Special Committee of the Board. These fees consist of a $30,000 cash payment to each member of the Special Committee, with the Chairperson receiving an additional $10,000 for serving in that capacity. The Special Committee members also receive an attendance fee of $2,000 per meeting if attended in person and $1,000 per meeting for participation by telephone.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Mr. Antioco’s employment agreement with the Company provides that he will be employed as Chairman and Chief Executive Officer of Blockbuster until December 31, 2006 at an annual salary of $1,000,000. Mr. Antioco’s employment agreement also provides for deferred compensation in the amount of $455,000, $600,000, $750,000, $900,000, $1,050,000, and $1,200,000 for the calendar years 2001 through 2006, respectively. The deferred compensation will be payable the year after he ceases to be an executive officer of Blockbuster. In addition, Mr. Antioco is eligible to receive an annual bonus pursuant to the Company’s Senior Executive Short-Term Incentive Plan. Mr. Antioco’s employment agreement provides for a target bonus of 125% of his base salary and deferred compensation through the calendar year 2001 and 150% of his base salary and deferred compensation beginning with the calendar year 2002. Mr. Antioco’s bonus is payable upon satisfaction of performance objectives determined each year in accordance with the Senior Executive Short-Term Incentive Plan. In accordance with his employment agreement, (i) upon completion of the Company’s initial public offering, Mr. Antioco received options to purchase 1,000,000 shares of the Company’s class A common stock at a price per share of $15.00; (ii) in 2000, Mr. Antioco received options to purchase 545,455 shares of the Company’s class A common stock at a price per share of $11.00; and (iii) in 2001, Mr. Antioco received options to purchase 344,828 shares of the Company’s class A common stock at a price per share of $17.40. These options vest at a rate of 20% per year for the initial grant and 25% per year for the two subsequent grants, beginning on the first anniversary of the date of grant. Mr. Antioco’s employment agreement provides for additional grants of options to purchase an aggregate of 800,000 shares of the Company’s class A common stock, which grants were awarded in increments of 200,000 shares on December 12, 2001, March 12, 2002, June 12, 2002 and September 12, 2002 at a price per share of $25.55, $24.07, $27.38 and $23.48, respectively. Each of such grants vest at a rate of 25% per year, which vesting began on January 1, 2003. Mr. Antioco also received options to purchase 600,000 shares of Viacom Inc. class B common stock on December 13, 2001 at a price per share of $42.00 in accordance with his employment agreement. These options vest at a rate of 25% per year, which vesting began on January 1, 2003. In the event of the termination of Mr. Antioco’s employment without cause (as defined in his employment agreement) or his voluntary termination for good reason (as defined in his employment agreement) during the employment term, he will be entitled to receive his salary, target bonus, deferred compensation and agreed-upon benefits for the balance of the employment term, subject to mitigation after the earlier of (i) the first 24 months, or (ii) the last day of the employment term. In addition, his stock options, including options that have not vested by the date of termination, will be exercisable for at least six months after the date of termination, but not beyond the expiration date of such stock options. Mr. Antioco’s employment agreement with Viacom Inc. continues to apply with respect to his options to purchase Viacom class B common stock. The agreement provides that, in the event of the termination of Mr. Antioco’s employment without cause (as defined in the agreement) or his voluntary termination for good reason (as defined in the agreement) during the employment term, his Viacom Inc. stock options, including options that have not vested on or prior to such date, will be exercisable for at least six months after the date of termination, but not beyond the expiration date of such stock options.

The Company’s employment agreements with each of Messrs. Stead, Travis and Zine are substantially similar. Each of these agreements provides for automatic renewal on March 1 of each year for a term of three years unless terminated by Blockbuster for any reason. Mr. Stead’s, Mr. Travis’ and Mr. Zine’s agreements provide that they will be employed at a monthly salary of $31,250, $45,833 and $37,500, respectively, subject to increase pursuant to the authority of the Senior Executive Compensation Committee to make individual compensation recommendations for such officers. Actual annual salary earned by each of the named executive officers for each of the last three fiscal years is set forth above under “Item 11. Executive Compensation—Summary Compensation Table.” Additionally, each of the executives’ agreements provides that they will be eligible to receive an annual bonus pursuant to Blockbuster’s Senior Executive Short-Term Incentive Plan at a target amount of 50% of their respective Salary, as defined in the plan. Beginning with the 2002 calendar year, the Senior Executive Compensation Committee increased the target bonus for Messrs. Stead, Travis and Zine to 60% of their respective Salaries. Bonuses are payable upon satisfaction of performance objectives determined each year in accordance with the plan. In addition, pursuant to an addendum to Mr. Travis’ employment agreement, Mr. Travis receives additional perquisites relating to his international assignment. During 2002, Mr. Travis’ employment agreement was amended to provide for a deferred compensation arrangement, pursuant to which he has the ability to defer up to 15% of his salary and bonus. In the event of the termination of an executive’s employment without cause (as defined in the agreement) during the employment term, he will be entitled to receive his salary for 36 months after the date of termination, subject to mitigation after the first twelve months. In addition, he will be entitled to receive bonus compensation and certain benefits for the balance of the employment term, subject to mitigation after the first twelve months, and his Blockbuster stock options, including options that would have vested during the employment term, will be exercisable for six months after the date of termination, but not beyond the original expiration date of such stock options.

The Company’s employment agreement with Mr. Shepherd provides for automatic renewal on March 1 of each year for a term of two years unless terminated by Blockbuster for any reason. Mr. Shepherd’s agreement provides that he will be employed at a monthly salary of $33,500 and that he will be eligible to receive an annual bonus pursuant to Blockbuster’s Senior Executive Short-Term Incentive Plan, at a target amount of 50% of his Salary, as defined in such plan. Mr. Shepherd’s salary and bonus target amount are subject to increase pursuant to the same authority as was discussed above for Messrs. Stead, Travis and Zine. In addition, pursuant to an addendum to Mr. Shepherd’s employment agreement, Mr. Shepherd receives additional perquisites relating to his international assignment. In the event of the termination of Mr. Shepherd’s employment without cause (as defined in the agreement) during the employment term, he will be entitled to receive his salary for 24 months after the date of termination. In addition, he will be entitled to receive bonus compensation and certain benefits for the balance of the employment term, subject to mitigation after the first 12 months, and his Blockbuster stock options, including options that would have vested during the employment term, will be exercisable for 6 months after the date of termination, but not beyond the original expiration date of such stock options.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth information with respect to the number of shares of Viacom Inc. and Blockbuster class A and class B common stock beneficially owned by (i) the named executive officers; (ii) each director and nominee for director of the Company; and (iii) all directors and current executive officers of the Company as a group. The following table also sets forth information with respect to the number of shares of Blockbuster common stock beneficially owned by each person known by the Company to beneficially own more than five percent (5%) of the outstanding shares of its common stock. Except as otherwise noted, (i) the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, and (ii) ownership is as of February 17, 2004.

Beneficial Ownership of Equity Securities
Name	Title of Equity Securities	Number of Outstanding Shares		Number of Shares Underlying Options or Conversion Rights(1)	Percent of Class
John F. Antioco	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	— 5,112 33,920 —	(2) (2)	— 728,220 1,551,330 —	* * 4.1 *	%

Richard J. Bressler	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	— 148 — —	(3)	— 950,000 — —	* * * *

Jackie M. Clegg	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	— — 1,499 —		— — — —	* * * *

Philippe P. Dauman	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	2,121 17,560 3,704 —	(3)(4) (3)(5)	— 22,000 — —	* * * *

Linda Griego	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	— — 6,887 —		— — 13,200 —	* * * *

Mel Karmazin	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	— 4,056,974 — —	(3)(6)	— 7,171,404 — —	* * * *

John L. Muething	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	— — 10,387 —		— — 14,000 —	* * * *

		Beneficial Ownership of Equity Securities
Name	Title of Equity Securities	Number of Outstanding Shares		Number of Shares Underlying Options or Conversion Rights(1)		Percent of Class
Sumner M. Redstone(7)	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	93,658,908 104,345,072 3,491,816 144,000,000	(8) (8) (9) (9)	— 10,025,000 144,000,000 —	(9)	70.8 7.1 81.5 100.0	% % % %

Nicholas P. Shepherd	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	— — 1,250 —		— 9,000 133,000 —		* * * *

Edward B. Stead	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	— 487 799 —	(2) (2)	— 37,500 242,100 —		* * * *

Nigel Travis	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	80 748 1,710 —		— 103,750 385,815 —		* * * *

Larry J. Zine	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	— 2,017 885 —	(2) (2)	— 77,500 409,832 —		* * * *

American Century Investment Management, Inc.(10) American Century Companies, Inc.(10) American Century Mutual Funds, Inc.(10)	Blockbuster Class A Common	6,648,973	(11)	—		18.0%

Goldman Sachs Asset Management, L.P.(12)	Blockbuster Class A Common	3,476,043	(13)	—		9.4%

Husic Capital Management(14) Frank J. Husic & Co.(14) Frank J. Husic(14)	Blockbuster Class A Common	1,857,600	(15)	—		5.0%

LSV Asset Management(16)	Blockbuster Class A Common	3,874,564	(17)	—		10.5%

Mellon Financial Corporation(18) Mellon Trust of New England, National Association(18)	Blockbuster Class A Common	2,567,162	(19)	—		7.0%

Viacom Inc.(20) Viacom International Inc.(20) NAIRI, Inc.(21) National Amusements, Inc.(21)	Blockbuster Class A Common Blockbuster Class B Common	3,491,816 144,000,000	(9) (9)	144,000,000 —	(9)	81.5 100.0	% %

Directors and current executive officers as a group other than Mr. Redstone (14 persons) (22)	Viacom Class A Common Viacom Class B Common Blockbuster Class A Common Blockbuster Class B Common	2,259 4,083,187 62,354 —	(23) (24) (25)	— 13,246,561 3,109,477 —		* * 81.8 *	%

*	Less than 1%.

(1)	Amounts indicated reflect shares subject to stock options that, on February 17, 2004, were unexercised but were exercisable within a period of 60 days from that date; except that amounts of Blockbuster class A common stock indicated in this column as beneficially owned by Sumner M. Redstone and Viacom International Inc. reflect shares subject to the conversion rights described in footnote (9) below. These shares are excluded from the column headed “Number of Outstanding Shares.”
(2)	This includes shares held through Blockbuster’s 401(k) plan as of December 31, 2003.
(3)	This includes shares held through Viacom Inc.’s 401(k) plan as of December 31, 2003.
(4)	This includes 2,000 shares that are held by a family member of Mr. Dauman.
(5)	This includes 4,000 shares that are held by a family member of Mr. Dauman.
(6)	This includes (i) 1,784,773 shares of Viacom class B common stock as to which Mr. Karmazin has sole voting power, but no investment power; and (ii) 109,418 shares of Viacom class B common stock held by the Karmazin Foundation as to which Mr. Karmazin has sole voting and shared investment power, and 427,525 shares of Viacom class B common stock held by the Karmazin Charitable Lead Annuity Trusts I and II. Mr. Karmazin disclaims beneficial ownership of the shares reported in (ii), except, in the case of the trusts, to the extent of his pecuniary interest. This also includes 271,547 shares of Viacom class B common stock owned by a family member of Mr. Karmazin, as to which he disclaims beneficial ownership.
(7)	The address for Mr. Redstone is c/o 1515 Broadway, New York, New York 10036.
(8)	Except for 80 shares of Viacom class A common stock and 10,244 shares of Viacom class B common stock owned directly by Mr. Redstone (including 164 through Viacom Inc.’s 401(k) plan), all shares are beneficially owned through National Amusements, Inc. Mr. Redstone is the Chairman and Chief Executive Officer of, and the beneficial owner of the controlling interest in, National Amusements, Inc.
(9)	This is based in part on an amendment to Schedule 13G filed with the Securities and Exchange Commission on February 6, 2004, which was jointly filed by Viacom Inc. (“VI”), Viacom International Inc. (“VII”), NAIRI, Inc. (“NAIRI”), National Amusements, Inc. (“NAI”) and Sumner M. Redstone. VI beneficially owns 3,491,816 shares of class A common stock, of which shares 1,621,100 are held directly by VII, a wholly-owned subsidiary of VI. Approximately 70% of VI’s voting stock is owned by NAIRI, which in turn is a wholly-owned subsidiary of NAI. Beneficial ownership is attributed to Mr. Redstone due to his beneficial ownership and control of NAI, as disclosed in footnote (8) above, and NAIRI. Pursuant to the Company’s Amended and Restated Certificate of Incorporation, each share of the Company’s class B common stock is convertible at the option of the holder thereof into one share of the Company’s class A common stock. As a result, VI, VII, NAIRI, NAI and Mr. Redstone are deemed to beneficially own 144,000,000 shares of the Company’s class A common stock through VII’s ownership of 144,000,000 shares of the Company’s class B common stock.
(10)	The address for American Century Investment Management, Inc., American Century Companies, Inc. and American Century Mutual Funds, Inc. is 4500 Main Street, 9th Floor, Kansas City, Missouri 64111.
(11)	This is based in part on an amendment to Schedule 13G filed with the Securities and Exchange Commission on February 20, 2004, which was jointly filed by American Century Investment Management, Inc. (“ACIM”), American Century Companies, Inc. (“ACC”) and American Century Mutual Funds, Inc. (“ACMF”). According to the Schedule 13G, ACC beneficially owns all of the reported shares through its wholly-owned subsidiary ACIM, as a result of ACIM’s acting as investment adviser to various persons, including investment companies and separate institutional investor accounts, including ACMF, which owns 4,740,735 of such shares.
(12)	The address for Goldman Sachs Asset Management, L.P. is 32 Old Slip, New York, New York 10005.
(13)	This is based in part on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2004 by Goldman Sachs Asset Management, L.P. (“GSAM”). According to the Schedule 13G, GSAM beneficially owns all of the shares reported but disclaims beneficial ownership of any securities managed by third parties on GSAM’s behalf.
(14)	The address for Husic Capital Management, Frank J. Husic & Co. and Frank J. Husic is 555 California Street, Suite 2900, San Francisco, California 94104.
(15)	This is based in part on an amendment to Schedule 13G filed with the Securities and Exchange Commission on March 16, 2001, which was jointly filed by Husic Capital Management, Frank J. Husic &

Co. and Frank J. Husic. According to the Schedule 13G, the shares are indirectly held by Frank J. Husic & Co. as the sole general partner of Husic Capital Management and by Frank J. Husic as the sole stockholder of Frank J. Husic & Co.

(16)	The address for LSV Asset Management is 1 North Wacker Drive, Suite 4000, Chicago, Illinois 60606.
(17)	This is based in part on a Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004 by LSV Asset Management. According to the Schedule 13G, LSV Asset Management has sole voting power with respect to 2,780,964 of such shares and sole investment power with respect to 3,767,064 of such shares.
(18)	The address for Mellon Financial Corporation and Mellon Trust of New England, National Association is One Mellon Center, Pittsburgh, Pennsylvania 15258.
(19)	This is based in part on an amendment to Schedule 13G filed with the Securities and Exchange Commission on February 5, 2004, which was filed by Mellon Bank, N.A. on behalf of its parent holding company, Mellon Financial Corporation (“MFC”) and MFC’s subsidiary, Mellon Trust of New England, National Association (“MTNE”). According to the Schedule 13G, (i) all of the shares reported are beneficially owned by MFC and its direct or indirect subsidiaries in their various fiduciary capacities, including MTNE, which beneficially owns 2,115,618 of such shares; and (ii) MFC has sole voting power with respect to 1,437,637 of such shares, sole investment power with respect to 2,558,364 of such shares and shared voting and investment power with respect to 3,000 of such shares; and MTNE has sole voting power with respect to 1,050,518 of such shares and sole investment power with respect to 2,109,820 of such shares.
(20)	The address for Viacom Inc. and Viacom International Inc. is 1515 Broadway, New York, New York 10036.
(21)	The address for NAIRI, Inc. and National Amusements, Inc. is 200 Elm Street, Dedham, Massachusetts 02026.
(22)	Including Mr. Redstone in the totals for the Company’s directors and current executive officers as a group, the number of outstanding shares and the number of shares underlying options or conversion rights of (i) Viacom class A common stock is 93,661,167 and 0, respectively, or 70.8% of the class; (ii) Viacom class B common stock is 108,428,259 and 19,188,374, respectively, or 7.8% of the class; (iii) Blockbuster class A common stock is 3,548,926 and 147,109,477, respectively, or 81.8% of the class and (iv) Blockbuster class B common stock is 144,000,000 and 0, respectively, or 100% of the class.
(23)	This includes information disclosed in footnotes (3) and (4) above.
(24)	This includes information disclosed in footnotes (2), (3), (5) and (6) above.
(25)	This includes information disclosed in footnote (2) above.

Equity Compensation Plan Information

The following table sets forth certain information, as of December 31, 2003, concerning shares of Blockbuster class A common stock authorized for issuance under all of Blockbuster’s equity compensation plans.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	17,847,509	$16.47	1,281,578	(1)
Equity compensation plans not approved by stockholders	—	n/a	17,500	(2)

Total	17,847,509	$16.47	1,299,078

(1)	This number includes 1,219,545 shares reserved for issuance under the Blockbuster Inc. 1999 Long-Term Management Incentive Plan and 62,033 shares available for issuance to outside directors in payment of a portion of their annual retainer fees. The Blockbuster Inc. 1999 Long-Term Management Incentive Plan was approved by Blockbuster’s stockholders at the annual meeting of stockholders held on May 23, 2000. The outside director stock retainer fees were approved by Viacom International Inc., as Blockbuster’s sole stockholder, on July 15, 1999.
(2)	Consists of shares reserved for issuance under the Blockbuster Inc. Chairman’s Award (“Chairman’s Award”). Blockbuster’s board of directors has adopted the Chairman’s Award to encourage and recognize outstanding employee achievement and performance through awards of Blockbuster class A common stock. Under this program, awards may be given to any employee falling within certain non-management classifications who has served Blockbuster or one of its subsidiaries for a minimum of two years. The awards are based on certain subjective performance criteria. After a nomination process, including review by a selection committee designated from time to time by the Chairman of the Board of Blockbuster, the Chairman may determine which, if any, nominated employees will receive a Chairman’s Award and the number of shares to be awarded at any given time. Subject to certain limitations, the Chairman also has the authority to specify such other terms and conditions as he deems necessary and advisable in connection with any award. The total aggregate number of shares of Blockbuster class A common stock that may be issued pursuant to the Chairman’s Award is 22,500. Shares issued for awards may be issued from authorized but unissued shares, treasury shares, or with shares purchased on the open market. Subject to any requirements imposed by law or the rules of any applicable stock exchange, the Blockbuster board of directors may at any time and from time to time alter, amend, suspend or terminate the Chairman’s Award in whole or in part.

Item 13.    Certain Relationships and Related Transactions.

Relationships Between the Company and Viacom Inc.

The Company and Viacom Inc. have entered into several agreements in connection with the Company’s initial public offering in August 1999 and a then-contemplated split-off, each of which is discussed below. On February 10, 2004, Viacom announced its intentions to pursue the divestiture of its 81.5% equity interest in the Company. Viacom also announced that it anticipates that the divestiture will be achieved through a tax-free split-off, but that it will also continue to consider other alternatives. Should a divestiture be completed during 2004, the Company expects to re-negotiate or modify certain of the agreements discussed below.

Initial Public Offering Agreement

General

The Company has entered into an Initial Public Offering and Split-Off Agreement with Viacom Inc. (the “IPO Agreement”). The IPO Agreement governs the respective rights and duties of the Company and Viacom with respect to certain offerings of the Company’s common stock and other securities, including a possible split-off of the Company from Viacom or similar transaction. In addition, the IPO Agreement sets forth certain covenants to which the Company has agreed for various periods following its initial public offering and certain other provisions that would be applicable in the event that Viacom were to determine to split-off Blockbuster.

Offerings of the Company’s Securities

The Company has agreed to cooperate with Viacom in all respects to accomplish any primary offerings of the Company’s common stock and other securities while it is controlled by Viacom. The Company has also agreed that, at Viacom’s direction, it will promptly take all actions necessary or desirable to effect the foregoing, including the registration under the Securities Act of 1933, as amended, of shares of the Company’s capital stock that Viacom owns.

Expenses

Unless otherwise provided for in the IPO Agreement or any other agreement, the Company has generally agreed to pay all costs and expenses relating to any primary offerings of the Company’s common stock and other securities of the Company while controlled by Viacom.

Access to Information

Generally, the Company and Viacom have agreed to provide each other with, upon written request and subject to specified conditions, and for a specified period of time, access to information relating to the assets, business and operations of the requesting party. The Company and Viacom have agreed to keep their books and records for a specified period of time. In addition, the Company and Viacom have agreed to cooperate with each other to allow access to each other’s employees, to the extent they are necessary, to discuss and explain all requested information mentioned above and with respect to any claims brought against the other relating to the conduct of the Company’s business while controlled by Viacom.

Covenants

The Company has agreed that, for so long as Viacom is required to consolidate its results of operations and financial position, the Company will:

(i) provide Viacom with financial information regarding the Company and its subsidiaries;

(ii) provide Viacom with copies of all quarterly and annual financial information and other reports and documents the Company intends to file with the Securities and Exchange Commission prior to such filings, as well as final copies upon filing, and to actively consult with Viacom with respect to any changes made to these reports;

(iii) provide Viacom with copies of the Company’s budgets and financial projections, as well as the opportunity to meet with the Company’s management to discuss such budgets and projections;

(iv) consult with Viacom regarding the timing and content of earnings releases and cooperate fully and cause the Company’s accountants to cooperate fully with Viacom in connection with any of the Company’s public filings;

(v) consult with Viacom prior to making any changes regarding the auditors engaged by the Company which would result in the Company’s auditors being other than Viacom’s auditors, and use its reasonable best efforts to enable its auditors to complete their audit of the Company’s financial statements such that they will date their opinion the same date that Viacom’s auditors date their opinion on Viacom’s financial statements;

(vi) provide to Viacom and its auditors all information required for Viacom to meet its schedule for the filing and distribution of Viacom’s financial statements;

(vii) make the Company’s books and records available to Viacom and Viacom’s auditors, so that they may conduct reasonable audits relating to the Company’s financial statements;

(viii) adhere to specified accounting standards;

(ix) agree with Viacom on any changes to the Company’s accounting policies; and

(x) agree with Viacom regarding the Company’s accounting estimates and principles.

Other Covenants

The IPO Agreement also provides that for so long as Viacom beneficially owns 50% or more of the outstanding shares of the Company’s common stock, the Company may not take any action or enter into any commitment or agreement that may reasonably be anticipated to result, with or without notice and with or without lapse of time, or otherwise, in a contravention, or an event of default, by Viacom of:

(i) any provision of applicable law or regulation, including but not limited to provisions pertaining to the Internal Revenue Code, or the Employee Retirement Income Security Act of 1974, as amended;

(ii) any provision of Viacom’s certificate of incorporation or bylaws;

(iii) any credit agreement or other material instrument binding upon Viacom; or

(iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over Viacom or any of its assets.

Wherehouse Lease Guarantees

In October 1998, about 380 Blockbuster Music stores were sold to Wherehouse Entertainment Inc. Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. Under the IPO Agreement, we have agreed to indemnify Viacom Inc. with respect to any amount paid under these guarantees. On January 21, 2003, Wherehouse filed a petition for protection under Chapter 11 of U.S. bankruptcy law. Based on information regarding lease and guaranty expirations originally available in connection with the Wherehouse bankruptcy, we estimated that we were contingently liable for approximately $36.0 million. Of this amount, we initially recorded a reserve of $18.7 million, which represented our estimate of the undiscounted lease guaranty obligation associated with stores that Wherehouse had indicated at that time it would vacate. During 2003, we paid approximately $8.2 million associated with the lease guarantee obligation. In addition, during the fourth quarter of 2003, based upon an estimated remaining contingent liability of $12.6 million, we reduced our reserve by $2.6 million, resulting in a remaining reserve balance of $7.9 million at December 31, 2003.

Options

The Company granted to Viacom International Inc. a continuing option, assignable to Viacom Inc. and any of its subsidiaries, to purchase, under specified circumstances, additional shares of the Company’s class B common stock or any shares of the Company’s nonvoting capital stock. These options may be exercised immediately prior to the issuance of any of the Company’s equity securities, (i) with respect to shares of the

Company’s class B common stock, only to the extent necessary to maintain Viacom International Inc.’s then-existing percentage of equity value and combined voting power of the Company’s two outstanding classes of common stock; and (ii) with respect to shares of nonvoting capital stock, to the extent necessary to own 80% of each outstanding class of such stock. The purchase price of the shares of the Company’s class B common stock purchased upon any exercise of the options, subject to specified exceptions, is based on the market price of the Company’s class A common stock. The purchase price of nonvoting capital stock is the price at which such stock may be purchased by third parties. This option terminates when Viacom or its affiliates own less than 45% of the equity of the Company.

Indemnification Procedures

The IPO Agreement sets forth the procedures that the Company and Viacom Inc. are to undertake if either of them demand to be indemnified by the other under any indemnification right given in any of the agreements between the Company and Viacom, other than the Tax Matters Agreement discussed below.

Release and Indemnification Agreement

The Company has entered into a Release and Indemnification Agreement with Viacom Inc., which will be referred to in this Proxy Statement as the “Indemnification Agreement,” under which the Company and Viacom have agreed to indemnify each other and to release each other with respect to certain matters.

Indemnification Relating to the Company’s Assets, Businesses and Operations

The Company agreed to indemnify and hold harmless Viacom and certain of its affiliates and their respective officers, directors, employees, agents, heirs, executors, successors and assigns against any payments, losses, liabilities, damages, claims and expenses and costs arising out of or relating to:

(i) the Company’s past, present and future assets, businesses and operations and other assets, businesses and operations managed by the Company or persons previously associated with the Company, except for assets, businesses and operations of Paramount Parks Inc., Spelling Entertainment Group Inc. and its subsidiaries, including Republic Entertainment Inc. and Worldvision Inc., Showtime Networks Inc., Virgin Interactive Entertainment Limited and Virgin Interactive Entertainment Inc.; and

(ii) payments, expenses and costs that Viacom paid to a third party associated with the transfer of the Company’s assets, businesses and operations from certain Viacom entities to the Company and its subsidiaries.

Viacom similarly agreed to indemnify the Company and certain of its affiliates, and the Company’s and such affiliates’ respective officers, directors, employees, agents, heirs, executors, successors and assigns, for Viacom’s past, present and future assets, businesses and operations, except for assets, businesses and operations for which the Company agreed to indemnify Viacom. In addition, the Transition Services Agreement, the Registration Rights Agreement and the Tax Matters Agreement discussed below provide for indemnification between Viacom and the Company relating to the substance of such agreements.

Indemnification Relating to the Company’s Initial Public Offering and Other Offerings

The Company generally agreed to indemnify Viacom and certain of Viacom’s affiliates against all liabilities arising out of any material untrue statements and omissions in any prospectus and any related registration statement filed with the Securities and Exchange Commission relating to the Company’s initial public offering or any other primary offering of the Company’s securities while controlled by Viacom. However, the Company’s indemnification of Viacom does not apply to information relating to Viacom, excluding information relating to the Company. Viacom agreed to indemnify the Company for this information.

Release Relating to Actions by Viacom Related to Viacom’s and the Company’s Assets, Businesses and Operations

Subject to certain exceptions, the Company released Viacom and certain of its subsidiaries and affiliates and their respective officers, directors, employees, agents, heirs, executors, successors and assigns for all losses for any and all past actions and failures to take action relating to the Company’s and Viacom’s assets, businesses and operations. Viacom similarly released the Company.

Transition Services Agreement

The Company and Viacom Inc. have entered into a Transition Services Agreement under which Viacom is providing the Company with certain accounting, management information systems, legal, financial, tax and other services. These services may change upon agreement between the Company and Viacom, and the fee for these services could be subject to adjustment. The charges for services under the Transition Services Agreement were $1.8 million during fiscal 2003. The Company also agreed to pay or reimburse Viacom for any out-of-pocket payments, costs and expenses associated with these services.

Registration Rights Agreement

The Company and Viacom Inc. have entered into a Registration Rights Agreement, which requires the Company, upon Viacom’s request, to use the Company’s reasonable best efforts to register under the applicable federal and state securities laws any of the shares of the Company’s equity securities held by Viacom for disposition in accordance with Viacom’s intended method of disposition, and to take such other actions as may be necessary to permit the sale in other jurisdictions, subject to specified limitations. Viacom also has the right to include the shares of the Company’s equity securities Viacom beneficially owns in other registrations of these equity securities that the Company initiates. Except for the Company’s legal and accounting fees and expenses, the Registration Rights Agreement provides that Viacom generally pays all or its pro rata portion of out-of-pocket costs and expenses relating to each such registration that Viacom requests or in which it participates. Subject to specified limitations, the registration rights will be assignable by Viacom and its assigns. The Registration Rights Agreement contains indemnification and contribution provisions that are customary in transactions similar to those contemplated by this document.

Tax Matters Agreement

After the completion of the Company’s initial public offering, the Company and certain of its subsidiaries continued to be included in Viacom Inc.’s consolidated group for U.S. federal income tax purposes and Viacom’s combined, consolidated or unitary group for various state and local income tax purposes (the “consolidated group”). The Company will continue to be included in the consolidated group as long as Viacom’s ownership of the Company is at least 80% of the total voting power and 80% of the total equity value of the Company. As of March 1, 2004, Viacom owned 95.6% of the voting power and 81.5% of the total equity value of the Company. At the time of the initial public offering, the Company and Viacom entered into a Tax Matters Agreement whereby for the taxable years and portions thereof prior to August 16, 1999, Viacom will pay all taxes for the consolidated group, including any liability resulting from adjustments to tax returns relating to such taxable years or portions thereof. The Company and its subsidiaries will continue to be liable for all taxes that are imposed on a separate return basis or on a combined, consolidated or unitary basis on a group of companies that includes only the Company and its subsidiaries.

The Tax Matters Agreement requires the Company to make payments to Viacom Inc. equal to the amount of income taxes which would be paid by the Company, subject to certain adjustments, if the Company had filed a stand-alone return for any taxable year or portion thereof beginning after August 16, 1999 in which the Company is included in the consolidated group. This would include any amounts determined to be due as a result of a redetermination of the tax liability of the Company arising from an audit or otherwise. With respect to some tax items attributable to the Company for periods following August 16, 1999, such as foreign tax credits, alternative minimum tax credits, net operating losses and net capital losses, the Company has a right of reimbursement or offset, which is determined based on the extent to which, and the time at which, such credits or losses could have been used by the Company if it had not been included in the consolidated group. This right to reimbursement or offset continues regardless of whether the Company is a member of the consolidated group at the time the attributes could have been used. The Company is only entitled to reimbursement for carryback items that it could use on a stand-alone basis to the extent that such items result in an actual tax savings for the consolidated group. The Tax Matters Agreement also required the Company, if so requested by Viacom, to surrender all or a portion of specified U.K. tax loss carryovers generated by the Company’s subsidiaries that are resident in the United Kingdom to Viacom’s U.K. subsidiaries without any right to compensation. During the third quarter of 2002, Viacom notified the Company that the conditions pursuant to which Viacom would require the Company to surrender these losses were no longer applicable and, therefore, Viacom would not request the Company to surrender these U.K. tax loss carryovers. In the Tax Matters Agreement, the Company also agreed to pay Viacom an amount equal to any tax benefit the Company receives from the exercise of Viacom’s stock options by the Company’s employees, including in years that the Company is no longer included in Viacom’s consolidated group. The Company will also pay Viacom the amount of any income taxes with respect to income tax returns that include only the Company, which returns, as described below, will be filed by Viacom.

Viacom continues to have all the rights of a parent of a consolidated group filing consolidated federal income tax returns. Viacom has similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group. Viacom is the sole and exclusive agent for the Company in any and all matters relating to income taxes of the consolidated group. Viacom has sole and exclusive responsibility for the preparation and filing of all income tax returns or amended returns with respect to the consolidated group. Viacom has the sole right to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the consolidated group, except that Viacom is not entitled to compromise any such matter in a manner that would affect the Company’s liability under the Tax Matters Agreement without the Company’s consent, which may not be withheld unreasonably. Under the Tax Matters Agreement, Viacom has similar authority with regard to income tax returns that the Company files on a separate basis and related tax proceedings. This agreement may result in conflicts of interest between the Company and Viacom.

Provided that Viacom continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and the value of the Company’s outstanding capital stock, the Company will be included for federal income tax purposes in the consolidated group of which Viacom is the common parent. Viacom has stated that it is the current intention of Viacom and its subsidiaries to continue to file a single consolidated federal income tax return. In certain circumstances, some of the Company’s subsidiaries also will be included with some of Viacom’s subsidiaries, other than the Company’s subsidiaries, in combined, consolidated or unitary income tax groups for state and local tax purposes. Each member of the consolidated group for federal income tax purposes will be liable for the federal income tax liability of each other member of the consolidated group. Similar principles will apply with respect to members of a combined group for state and local tax purposes. Accordingly, although the Tax Matters Agreement will allocate tax liabilities between the Company and Viacom during the period in which the Company is included in the consolidated group, the Company could be liable for the federal income tax liability of any other member of the consolidated group in the event any such liability is incurred, and not discharged, by such other member. The Tax Matters Agreement provides, however, that Viacom will indemnify the Company to the extent that, as a result of being a member of the consolidated group, the Company will become liable for the federal income tax liability of any other member of the consolidated group, other than the Company’s subsidiaries.

Other Arrangements with Viacom and its Affiliates

Interest Rate Swaps

In March 2001, the Company entered into two interest rate swaps with Viacom in order to obtain a fixed interest rate with respect to $400.0 million of the Company’s outstanding floating rate debt under its credit facility, and thereby reduced the Company’s exposure to interest rate volatility. The swaps fixed $200.0 million of the Company’s outstanding debt at an interest rate of 5.01% for two years and the other $200.0 million at an interest rate of 5.12% for two and one-half years. The first and second interest rate swaps matured in the first and third quarters of 2003, respectively. The Company’s effective interest rates also included the LIBOR spread payable under its credit facility. Including the effect of the LIBOR spread, the effective interest rates of the swaps were approximately 6.26% and 6.37%, respectively, during 2003.

Paramount Pictures

The Company purchases certain movies for rental and sale directly from Paramount Pictures, a Viacom subsidiary. The Company’s total purchases from Paramount were $103.8 million for the year ended December 31, 2003. In addition, Paramount allows the Company to direct a portion of Paramount’s home video advertising expenditures. The Company received $2.2 million from Paramount in 2003 related to this arrangement.

Advertising with Viacom Affiliates

The Company uses a third-party agency to allocate its media placement and spending, based on specifications determined by the Company in accordance with independent market studies. The third-party agency conducts a competitive negotiation process with media outlets including Viacom affiliates, which are generally offered an opportunity of first refusal. During the year ended December 31, 2003, about $17.6 million of Blockbuster’s aggregate advertising expenditures were spent with Viacom affiliates, which represented approximately 10% of the Company’s total advertising expenses during 2003.

Midway Games

Sumner M. Redstone and National Amusements, Inc. own an aggregate of about 39% of the common stock of Midway Games Inc. During the year ended December 31, 2003, the Company paid about $4.7 million for purchases of home video games from Midway. The Company believes that the terms of these purchases were no less favorable to the Company than would have been obtainable from parties in which there was no such ownership interest. The Company expects to purchase video games from Midway in the future.

Showtime Networks

The Company also has an agreement with Showtime Networks, Inc., a subsidiary of Viacom Inc., whereby the Company agreed to license from Showtime the exclusive domestic home video rights to up to 180 Showtime original motion pictures and other programs over the period from April 1, 2000 through March 31, 2005. The Company’s total purchases from Showtime were $2.3 million for the year ended December 31, 2003. In addition, during 2003, DEJ Productions, Inc., a subsidiary of the Company, received $385,000 under a distribution agreement with Showtime, pursuant to which DEJ had the exclusive right for a specified period of time to distribute certain Showtime original motion pictures.

Other

There are various other agreements between the Company and Viacom Inc. and its affiliates, which the Company believes are not material to the Company or Viacom. The Company believes the terms of these agreements approximate those that would be available from third parties.

Item 14.    Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The table below sets forth the aggregate fees billed by PricewaterhouseCoopers LLP for audit, audit-related, tax and other services provided to the Company in each of the last two fiscal years. Certain amounts for fiscal 2002 have been reclassified to conform to the new fiscal 2003 presentation.

	Fiscal 2003	Fiscal 2002
Audit Fees	$1,849,000	$1,242,000
Audit-Related Fees	53,000	169,000
Tax Fees	696,000	722,000
All Other Fees	32,000	5,225,000

Total Fees	$2,630,000	$7,358,000

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP in each of the fiscal years ended December 31, 2003 and 2002 for professional services rendered for the audit of the Company’s annual financial statements and review of the financial statements included in the Company’s Quarterly Reports on Form 10-Q or services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements for such fiscal years, were $1,849,000 and $1,242,000, respectively.

Audit-Related Fees

The aggregate fees billed by PricewaterhouseCoopers LLP in each of the fiscal years ended December 31, 2003 and 2002 for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, and that are not reported under “Audit Fees” above, were $53,000 and $169,000, respectively. For fiscal 2003, these services included audits of employee benefit plans and various marketing funds. For fiscal 2002, these services included those listed for 2003, as well as due diligence related to acquisitions.

Tax Fees

The aggregate fees billed by PricewaterhouseCoopers LLP in each of the fiscal years ended December 31, 2003 and 2002 for professional services rendered for tax compliance, tax advice, and tax planning were $696,000 and $722,000, respectively. For fiscal 2003 and 2002, these services consisted of tax compliance, tax planning and tax advice with respect to various federal, state, local and international tax returns and tax audits, including tax matters relating to employees on international assignment and assistance with the audit by the Internal Revenue Service.

All Other Fees

The aggregate fees billed by PricewaterhouseCoopers LLP in each of the fiscal years ended December 31, 2003 and 2002 for services provided to the Company other than the services described above, were $32,000 and $5,225,000, respectively. For fiscal 2003, these services were performed by PricewaterhouseCoopers LLP at the request of and on behalf of an arbitration tribunal, and not on behalf of the Company, in an arbitration in Germany. For fiscal 2002, these services related to management consulting engagements, including (i) the design and implementation of a global point of sale system, (ii) the design and implementation of a customer relationship management database, (iii) product forecasting and allocation, (iv) the design of an upgraded warehouse management system and (v) other consulting services. Effective October 1, 2002, PricewaterhouseCoopers LLP sold its management consulting business, including the business unit providing these services, to IBM. As a result, management consulting services are no longer being provided to the Company by PricewaterhouseCoopers LLP.

Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee of the Company’s Board of Directors has the sole authority and responsibility to pre-approve all audit services and permitted non-audit services to be performed for the Company by its independent accountants and the related fees. Pursuant to its charter, the Audit Committee has established pre-approval policies and procedures for permitted non-audit services. The Audit Committee considers each engagement on a case-by-case basis according to certain required criteria, including that (i) the skill set necessary for the engagement should be unique to the Company’s independent accountants and (ii) the engagement should not involve work that would result in the Company’s independent accountants eventually auditing its own work. The Company’s internal control group is responsible for meeting separately with the Company’s independent accounts, as well as the Company’s chief financial officer and its controller, on a monthly basis to review the current status of each outstanding engagement and the related fees incurred to date. The Audit Committee is updated on these outstanding engagements at each of its regular meetings. Based on these monthly reviews, if the Company anticipates that the fees for specific engagements may exceed the amount initially approved by the Audit Committee, the Audit Committee will consider proposals to increase the fees for such engagements on a case-by-case basis. The Audit Committee has delegated authority to its Chair to approve certain non-audit engagements that do not exceed $20,000 individually and $100,000 in the aggregate annually, provided that the decisions made pursuant to this delegated authority must be presented to the full committee at its next scheduled meeting. The Audit Committee has also designated an alternate committee member to approve such engagements in the event the Audit Committee Chair is unavailable.

PART IV

Item 15.     Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a)    1. Financial Statements.

The financial statements of the Company filed as part of this Annual Report on Form 10-K are listed in the Index to Consolidated Financial Statements under Part II, Item 8 of this Annual Report on Form 10-K, on page 60.

2. Financial Statement Schedules.

All financial statement schedules have been omitted because the information required to be set forth therein is either not applicable or is shown in the Consolidated Financial Statements or Notes thereto under Part II, Item 8 of this Annual Report on Form 10-K.

3. Exhibits.

The exhibits listed in Item 15(c) of this Part IV are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b)    Reports on Form 8-K.

On October 21, 2003, the Company furnished to the Securities and Exchange Commission a Current Report on Form 8-K. Information was furnished pursuant to Item 12 of Form 8-K with respect to the issuance of a press release dated October 21, 2003 announcing the Company’s financial results for the quarter ended September 30, 2003.

(c)    Exhibits.

3.1	Amended and Restated Certificate of Incorporation of Blockbuster Inc.(1)

3.2	Bylaws of Blockbuster Inc.(2)

4.1	Specimen Class A Common Stock Certificate of Blockbuster Inc.(3)

10.1	Initial Public Offering and Split-Off Agreement among Blockbuster Inc., Viacom International Inc. and Viacom Inc.(3)

10.2	Release and Indemnification Agreement between Blockbuster Inc. and Viacom Inc.(3)

10.3	Transition Services Agreement between Blockbuster Inc. and Viacom Inc.(3)

10.4	Registration Rights Agreement between Blockbuster Inc. and Viacom Inc.(3)

10.5	Tax Matters Agreement between Blockbuster Inc. and Viacom Inc.(3)

10.6	Employment Agreement between Blockbuster Inc. and John F. Antioco, dated July 15, 1999.(1)(11)

10.7	Amendment to Employment Agreement between Blockbuster Inc. and John F. Antioco, dated December 21, 2001.(5)(11)

10.8	Employment Agreement between Blockbuster Inc. and Edward B. Stead, commencing November 23, 1999.(5)(11)

10.9	Employment Agreement between Blockbuster Inc. and Nigel Travis, commencing December 27, 1999.(4)(11)

10.10	Addendum to the Employment Agreement between Blockbuster Inc. and Nigel Travis, dated December 18, 2000.(4)(11)

10.11	Amendment, effective August 9, 2002, to Employment Agreement between Blockbuster Inc. and Nigel Travis.(7)(11)

10.12	Employment Agreement between Blockbuster Inc. and Larry J. Zine, commencing November 23, 1999.(4)(11)

10.13	Employment Agreement between Blockbuster Inc. and Nicholas Shepherd, dated October 10, 2001.(11)(12)

10.14	Addendum to the Employment Agreement between Blockbuster Inc. and Nicholas Shepherd, dated March 1, 2003.(11)(12)

10.15	Blockbuster Inc. 1999 Long-Term Management Incentive Plan.(1)(11)

10.16	Blockbuster Inc. Senior Executive Short-Term Incentive Plan.(1)(11)

10.17	Credit Agreement, dated as of June 21, 1999, between Blockbuster Inc. and the banks named therein.(1)

10.18	Amendment No. 2, dated as of May 7, 2002, to Credit Agreement, dated as of June 21, 1999, between Blockbuster Inc. and the banks named therein.(6)

10.19	Amendment No. 1 to Initial Public Offering and Split-Off Agreement, dated as of March 25, 2003, among Viacom Inc., Viacom International Inc. and Blockbuster Inc.(9)

10.20	Amendment No. 1 to Blockbuster Inc. 1999 Long-Term Management Incentive Plan.(10)(11)

10.21	Amendment No. 2 to Initial Public Offering and Split-Off Agreement, dated as of November 17, 2003, among Viacom Inc., Viacom International Inc. and Blockbuster Inc.(12)

10.22	Blockbuster Inc. Excess Investment Plan, as Amended Effective December 10, 2003.(11)(12)

10.23	Description of Compensation Arrangements for Independent Directors.(9)(11)

21.1	Subsidiaries of Blockbuster Inc.(12)

23.1	Consent of PricewaterhouseCoopers LLP.(12)

31.1	Certification pursuant to Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(12)

31.2	Certification pursuant to Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(12)

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(13)

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(13)

(1)	Previously filed as an exhibit to Blockbuster Inc.’s Registration Statement on Form S-1 (333-77899), and incorporated herein by reference.
(2)	Previously filed as an exhibit to Blockbuster Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and incorporated herein by reference.
(3)	Previously filed as an exhibit to Blockbuster Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, and incorporated herein by reference.
(4)	Previously filed as an exhibit to Blockbuster Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(5)	Previously filed as an exhibit to Blockbuster Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference.
(6)	Previously filed as an exhibit to Blockbuster Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, and incorporated herein by reference.
(7)	Previously filed as an exhibit to Blockbuster Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, and incorporated herein by reference.
(8)	Previously filed as an exhibit to Blockbuster Inc.’s Registration Statement on Form S-8 (333-103198) filed on February 13, 2003, and incorporated herein by reference.
(9)	Previously filed as an exhibit to Blockbuster Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference.
(10)	Previously filed as an exhibit to Blockbuster Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, and incorporated herein by reference.
(11)	The exhibit is a management contract or compensatory plan or arrangement.
(12)	Filed herewith.
(13)	Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKBUSTER INC.

By:	/s/ JOHN F. ANTIOCO
John F. Antioco Chairman of the Board and Chief Executive Officer

Date:	March 15, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Signature	Title	Date

By:	/s/ JOHN F. ANTIOCO John F. Antioco	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 15, 2004

By:	/s/ LARRY J. ZINE Larry J. Zine	Executive Vice President, Chief Financial Officer and Chief Administrative Officer (Principal Financial and Accounting Officer)	March 15, 2004

By:	/s/ RICHARD J. BRESSLER Richard J. Bressler	Director	March 15, 2004

By:	/s/ JACKIE M. CLEGG Jackie M. Clegg	Director	March 15, 2004

By:	/s/ PHILIPPE P. DAUMAN Philippe P. Dauman	Director	March 15, 2004

By:	/s/ LINDA GRIEGO Linda Griego	Director	March 15, 2004

By:	/s/ MEL KARMAZIN Mel Karmazin	Director	March 15, 2004

By:	/s/ JOHN L. MUETHING John L. Muething	Director	March 15, 2004

By:	/s/ SUMNER M. REDSTONE Sumner M. Redstone	Director	March 15, 2004

ANNEX B—BLOCKBUSTER’S QUARTERLY REPORT ON FORM 10-Q

FOR THE QUARTER ENDED MARCH 31, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-15153

BLOCKBUSTER INC.

(Exact name of registrant as specified in its charter)

Delaware	52-1655102
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1201 Elm Street

Dallas, Texas 75270

Telephone 214-854-3000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☒    No  ☐

Number of shares of common stock outstanding at April 30, 2004:

        Class A common stock, par value $.01 per share: 37,086,324

        Class B common stock, par value $.01 per share: 144,000,000

BLOCKBUSTER INC.

PART I—FINANCIAL INFORMATION

Item 1.	Consolidated Financial Statements

BLOCKBUSTER INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended March 31,
	2003	2004
Revenues:
Rental revenues	$1,195.5	$1,151.0
Merchandise sales	298.9	330.9
Other revenues	23.4	21.2

	1,517.8	1,503.1

Cost of sales:
Cost of rental revenues	383.8	324.7
Cost of merchandise sold	247.9	254.8

	631.7	579.5

Gross profit	886.1	923.6

Operating expenses:
General and administrative	644.5	689.1
Advertising	31.2	50.0
Depreciation	61.4	59.1
Amortization of intangibles	0.3	0.5

	737.4	798.7

Operating income	148.7	124.9
Interest expense	(10.7)	(4.6)
Interest income	0.8	0.7
Other items, net	(0.4)	(0.6)

Income before income taxes	138.4	120.4
Provision for income taxes	(52.8)	(7.8)
Equity in loss of affiliated companies, net of tax	(0.7)	—

Income before cumulative effect of change in accounting principle	84.9	112.6
Cumulative effect of change in accounting principle, net of tax	(4.4)	—

Net income	$80.5	$112.6

Income per share before cumulative effect of change in accounting principle:
Basic	$0.47	$0.62

Diluted	$0.47	$0.62

Cumulative effect of change in accounting principle per share:
Basic	$(0.02)	$—

Diluted	$(0.02)	$—

Net income per share:
Basic	$0.45	$0.62

Diluted	$0.45	$0.62

Weighted-average common shares outstanding:
Basic	179.6	181.0

Diluted	180.1	182.0

Cash dividends per common share	$0.02	$0.02

The accompanying notes are an integral part of these unaudited consolidated financial statements.

BLOCKBUSTER INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except per share amounts)

	December 31, 2003	March 31, 2004
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$233.4	$137.0
Receivables, less allowances of $13.0 and $14.0 for 2003 and 2004, respectively	183.7	162.2
Merchandise inventories	415.1	417.5
Prepaid assets and other current assets	128.1	161.2

Total current assets	960.3	877.9

Rental library	354.4	347.1
Receivable from Viacom, net	7.9	—
Property and equipment, net	815.8	808.9
Intangibles, net	34.4	34.5
Goodwill	2,627.7	2,627.7
Other assets	54.4	51.6

	$4,854.9	$4,747.7

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$565.1	$464.2
Accrued expenses	614.6	563.3
Payable to Viacom	—	29.0
Current portion of long-term debt	124.1	64.7
Current portion of capital lease obligations	20.7	20.8
Deferred taxes	3.3	3.3

Total current liabilities	1,327.8	1,145.3

Long-term debt	0.7	0.2
Capital lease obligations	74.4	73.1
Deferred taxes	48.0	47.2
Other liabilities	154.7	119.5

	1,605.6	1,385.3

Commitments and contingencies (Note 5)

Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100.0 shares authorized; no shares issued or outstanding	—	—
Class A common stock, par value $0.01 per share; 400.0 shares authorized; 36.9 and 37.1 shares issued and outstanding for 2003 and 2004, respectively	0.4	0.4
Class B common stock, par value $0.01 per share; 500.0 shares authorized; 144.0 shares issued and outstanding	1.4	1.4
Additional paid-in capital	6,227.3	6,225.9
Retained deficit	(2,938.6)	(2,826.0)
Accumulated other comprehensive loss	(41.2)	(39.3)

Total stockholders’ equity	3,249.3	3,362.4

	$4,854.9	$4,747.7

The accompanying notes are an integral part of these unaudited consolidated financial statements.

BLOCKBUSTER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In millions)

	Three Months Ended March 31,
	2003	2004
Cash flows from operating activities:
Net income	$80.5	$112.6
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation and amortization	61.7	59.6
Rental amortization	277.2	192.9
Cumulative effect of change in accounting principle, net of tax	4.4	—
Deferred taxes and other	9.3	(0.4)
Change in operating assets and liabilities:
Decrease in receivables	25.0	21.4
Decrease in receivable from/increase in payable to Viacom	41.9	37.3
(Increase) decrease in merchandise inventories	86.8	(2.5)
(Increase) decrease in prepaid and other assets	0.6	(41.1)
Decrease in accounts payable	(338.1)	(103.2)
Decrease in accrued expenses and other liabilities	(64.0)	(86.2)

Net cash flow provided by operating activities	185.3	190.4

Cash flows from investing activities:
Rental library purchases	(199.4)	(173.3)
Capital expenditures	(23.7)	(49.7)
Proceeds from notes receivable	1.7	0.1
Cash used for acquisitions, net	—	(0.4)

Net cash flow used for investing activities	(221.4)	(223.3)

Cash flows from financing activities:
Proceeds from credit agreement	110.0	20.0
Repayments on credit agreement	(80.0)	(70.0)
Net repayments on other notes	(4.5)	(9.6)
Net proceeds from the exercise of stock options	0.5	1.9
Cash dividends	(3.6)	(3.6)
Capital lease payments	(6.0)	(4.9)

Net cash flow provided by (used for) financing activities	16.4	(66.2)

Effect of exchange rate changes on cash	0.9	2.7

Net decrease in cash and cash equivalents	(18.8)	(96.4)
Cash and cash equivalents at beginning of period	152.5	233.4

Cash and cash equivalents at end of period	$133.7	$137.0

Supplemental cash flow information:
Cash payments for interest	$13.5	$3.9
Cash payments for taxes	$1.0	$1.2
Non-cash investing and financing activities:
Retail stores acquired under capitalized leases	$1.5	$3.8

The accompanying notes are an integral

part of these unaudited consolidated financial statements.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Tabular amounts in millions, except per share amounts)

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Tabular amounts in millions, except per share amounts)

Note 1—Basis of Presentation

Blockbuster Inc. and its subsidiaries (the “Company” or “Blockbuster”) operate and franchise entertainment-related stores in the United States and a number of other countries. The Company offers pre-recorded movies, as well as video games, for rental and sale and also sells other entertainment-related merchandise.

In the opinion of management, the accompanying unaudited consolidated financial statements include all recurring adjustments and normal accruals necessary to present fairly the Company’s financial position and its results of operations and cash flows for the dates and periods presented. Results for interim periods are not necessarily indicative of the results to be expected during the remainder of the current year or for any future period. All significant intercompany accounts and transactions have been eliminated in consolidation.

These unaudited consolidated financial statements should be read in conjunction with the more detailed audited consolidated financial statements for the year ended December 31, 2003, included in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Accounting policies used in the preparation of these unaudited consolidated financial statements are consistent in all material respects with the accounting policies described in the Notes to Consolidated Financial Statements included in the Company’s Form 10-K, except where discussed below.

On February 10, 2004, Viacom Inc. (“Viacom”) announced its intentions to pursue the divestiture of its equity interest in Blockbuster. Viacom also announced that it anticipates the divestiture will be achieved through a tax-free split-off, but has left open the opportunity to consider other alternatives. This transaction is subject to further approval by the Viacom board of directors and an assessment of market conditions. In the event of a split-off, the Company anticipates that the Blockbuster board of directors may consider issuing a special dividend, subject to acceptable financing, to all stockholders including Viacom.

Use of Estimates

The preparation of Blockbuster’s consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to the useful lives and residual values surrounding the Company’s rental library, estimated accruals related to revenue-sharing titles subject to performance guarantees, merchandise inventory reserves, revenues generated by customer programs and incentives, income taxes, impairment of its long-lived assets, including goodwill, and contingencies. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

Net Income Per Share

Basic net income per share (“EPS”) is computed by dividing net income applicable to common shares by the weighted-average number of common shares outstanding during the period. Diluted EPS adjusts the basic weighted-average number of common shares outstanding by the assumed exercise of stock options only in periods in which such effect would have been dilutive on income before cumulative effect of change in

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Tabular amounts in millions, except per share amounts)

accounting principle. Options to purchase approximately 15.7 million and 17.8 million shares of Class A common stock were outstanding as of March 31, 2003 and 2004, respectively. Because their inclusion would be anti-dilutive, 13.0 million and 4.6 million stock options were excluded from the computation of the weighted-average shares for diluted EPS for the three months ended March 31, 2003 and 2004, respectively.

The table below presents a reconciliation of weighted-average shares, in millions, used in the calculation of basic and diluted EPS:

	Three Months Ended March 31,
	2003	2004
Weighted-average shares for basic EPS	179.6	181.0
Incremental shares for stock options	0.5	1.0

Weighted-average shares for diluted EPS	180.1	182.0

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It consists of net income and other gains and losses affecting stockholders’ equity that, under accounting principles generally accepted in the United States, are excluded from net income, such as foreign currency translation gains and losses. Currency translation and the change in the fair values of items designated as a cash flow hedge are the only items of comprehensive income (loss) impacting the Company. The cash flow hedges matured during the first and third quarters of 2003. The balances in accumulated comprehensive loss consist of the following:

	At December 31, 2003	At March 31, 2004
Fair value of interest rate swaps, net of deferred taxes	$—	$—
Accumulated foreign currency translation adjustment	(41.2)	(39.3)

Accumulated comprehensive loss	$(41.2)	$(39.3)

Comprehensive income for the three months ended March 31, 2003 and 2004 was as follows:

	Three Months Ended March 31,
	2003	2004
Net income	$80.5	$112.6
Change in fair value of interest rate swaps, net of deferred taxes	4.0	—
Foreign currency translation adjustment	(1.5)	1.9

Total comprehensive income	$83.0	$114.5

Stock Option Plans

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). In accordance with the provisions of SFAS 123, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Tabular amounts in millions, except per share amounts)

interpretations in accounting for the plans and, accordingly, does not recognize compensation expense for stock option plans because Blockbuster and Viacom issue options at exercise prices at least equal to the market value at the date of grant.

The following table shows Blockbuster’s net income for the three months ended March 31, 2003 and 2004, had compensation expense for Viacom’s and Blockbuster’s stock option plans applicable to the Company’s employees been determined based upon the fair value at the grant date for awards consistent with the methodology prescribed by SFAS 123. These pro forma effects may not be representative of expense in future periods since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and additional options may be granted or options may be cancelled in future years.

	Three Months Ended March 31,
	2003	2004
Pro forma net income:
Reported net income	$80.5	$112.6
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(4.2)	(7.0)

Pro forma net income	$76.3	$105.6

Net income per share:
Basic	$0.45	$0.62

Basic – pro forma	$0.42	$0.58

Diluted	$0.45	$0.62

Diluted – pro forma	$0.42	$0.58

Income Taxes

Income taxes are provided based on the liability method of accounting. Deferred taxes are recorded to reflect the tax benefit and consequences of future years’ differences between the tax basis of assets and liabilities and their financial reporting basis. The Company records a valuation allowance to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

During the first quarter of 2004, the Company recognized a tax benefit of $37.1 million resulting from the resolution of the federal income tax audit for tax years January 1, 1997 through May 4, 2000.

Note 2—Changes in Accounting Principle

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS 143 requires the capitalization of any retirement costs as part of the total cost of the related long-lived asset and the subsequent allocation of the total expense to future periods using a systematic and rational method. SFAS 143 also requires the recognition of an estimated liability for the retirement costs.

The initial adoption of SFAS 143 required the Company to record a discounted liability of $10.1 million and increase net property and equipment by $2.9 million in the Company’s consolidated balance sheet as of

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Tabular amounts in millions, except per share amounts)

January 1, 2003 related to estimated costs to remove equipment and fixtures from its stores upon their future closure. A discounted liability of $9.9 million is included in other long-term liabilities and capitalized retirement costs of $2.1 million is included in property and equipment, net, in the Company’s consolidated balance sheet as of March 31, 2004.

The initial adoption of SFAS 143 also required the Company to recognize a cumulative effect of change in accounting principle, net of tax, of $4.4 million in the Company’s consolidated statement of operations for the three months ended March 31, 2003.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued a revised interpretation (“FIN 46-R”). The provisions of FIN 46 must be applied for the first interim or annual period ending after December 15, 2003 for all entities created after January 31, 2003 and the provisions of FIN 46-R must be adopted for the first interim or annual period ending after March 15, 2004 for all entities. The Company adopted the provisions of FIN 46 and FIN 46-R with no resulting impact to its results of operations or financial position.

Note 3—Related Party Transactions

The Company, through the normal course of business, is involved in transactions with companies owned by or affiliated with Viacom. The Company purchases certain movies for rental and sale directly from Paramount Pictures Corporation. Total purchases from Paramount were $12.3 million and $23.5 million for the three months ended March 31, 2003 and 2004, respectively.

All other transactions with companies owned by or affiliated with Viacom did not have a material impact on the financial position or results of operations presented herein.

Note 4—Credit Agreement

As of March 31, 2004, the Company’s unsecured credit agreement (the “Blockbuster Credit Agreement”) was comprised of a $600.0 million long-term revolver due July 1, 2004 and $50.0 million remaining under a term loan which matures on July 1, 2004. At March 31, 2004, no amounts were outstanding under the long-term revolver and the Company’s available borrowing capacity under the Blockbuster Credit Agreement totaled $650.0 million. Interest rates under the Blockbuster Credit Agreement are based on the prime rate in the United States or LIBOR (plus a margin, or “LIBOR spread,” based on leverage ratios, which is currently 1.25%), at Blockbuster’s option at the time of borrowing. The weighted-average interest rate at March 31, 2004 for borrowings under the Blockbuster Credit Agreement, was 2.4%. A variable commitment fee based on the total leverage ratio is charged on the unused amount of the revolver (0.25% at March 31, 2004). The Blockbuster Credit Agreement expires on July 1, 2004, and the Company expects to extend some portion of the Blockbuster Credit Agreement or enter into a new bank credit facility prior to its expiration.

The Blockbuster Credit Agreement contains certain restrictive covenants, which, among other things, relate to the payment of dividends, repurchase of Blockbuster’s common stock or other distributions and also require compliance with certain financial covenants with respect to a maximum leverage ratio and a minimum fixed

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Tabular amounts in millions, except per share amounts)

charge coverage ratio. At March 31, 2004, the Company was in compliance with all covenants under the Blockbuster Credit Agreement.

In March 2001, the Company entered into two interest rate swaps with Viacom in order to obtain a fixed interest rate with respect to $400.0 million of the Company’s outstanding floating rate debt under the Blockbuster Credit Agreement, and thereby reduce the Company’s exposure to interest rate volatility. The swaps fixed $200.0 million of the Company’s outstanding debt at an interest rate of 5.01% for two years and the other $200.0 million at an interest rate of 5.12% for two and one-half years. The first and second interest rate swaps matured in the first and third quarters of 2003, respectively. The Company’s effective interest rate also included the LIBOR spread payable under its credit facility. Including the effect of the LIBOR spread, the effective interest rates of the swaps were approximately 6.26% and 6.37%, respectively. The interest rate swaps qualified as fully effective cash-flow hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting For Derivative Instruments and Hedging Activities. Therefore, the gains or losses of the qualifying cash flow hedges were reported in other comprehensive income (loss) and reclassified into earnings in the same period in which the hedged transactions affected earnings.

Note 5—Commitments and Contingencies

In October 1998, Blockbuster Music stores were sold to Wherehouse Entertainment, Inc. (“Wherehouse”). Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. In connection with the Company’s initial public offering, the Company entered into an Initial Public Offering and Split-Off Agreement with Viacom, pursuant to which it agreed to indemnify Viacom with respect to any amount paid under these guarantees. On January 21, 2003, Wherehouse filed a petition for protection under Chapter 11 of U.S. bankruptcy law. Based on information regarding lease and guaranty expirations originally available to the Company in connection with the Wherehouse bankruptcy, the Company estimated a contingent liability of approximately $36.0 million. Of this amount, the Company recorded a reserve of $18.7 million during the fourth quarter of 2002 in occupancy expense, which represented its estimate of the lease guaranty obligation at that time. No amounts were paid during the first quarter of 2004. As of December 31, 2003 and March 31, 2004, the Company had $7.9 million of reserve recorded, which the Company believes is appropriate based upon its most current information regarding the bankruptcy proceedings. The Company will continue to monitor these proceedings and make adjustments to its reserves as required by new information or changes in existing information.

As discussed in Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, in July 2002, judgment was entered in favor of Blockbuster, Viacom and major motion picture studios and their home video subsidiaries with respect to a complaint filed in federal court in Texas. The complaint included federal antitrust and California state law claims. Plaintiffs appealed the judgment. In August 2003, the Fifth Circuit Court of Appeals affirmed the federal court judgment. The Supreme Court of the United States refused plaintiffs’ petition for writ of certiorari in March 2004. In February 2003, a similar complaint that had been filed in California state court was also dismissed with prejudice. The plaintiffs have appealed the dismissal, as well as a prior denial of class certification. In addition to any damage award to which Blockbuster might be directly subject, if Viacom is required to pay any damage award as a result of the federal or state court action, Viacom may seek indemnification for its losses from Blockbuster under the release and indemnification agreement entered into between Viacom and Blockbuster in connection with Blockbuster’s initial public offering. Blockbuster believes the plaintiffs’ positions in both actions are without merit and intends to continue to vigorously defend itself in each litigation.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Tabular amounts in millions, except per share amounts)

As discussed in Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Blockbuster currently is a defendant in 18 lawsuits filed by customers in 11 states and the District of Columbia between February 1999 and August 2001. These cases, 17 of which are putative class action lawsuits, allege common law and statutory claims for fraud, deceptive practices and unlawful business practices regarding Blockbuster’s extended viewing fee policies for customers who choose to keep rental product beyond the initial rental term. Some of the cases also allege that these policies impose unlawful penalties and result in unjust enrichment. Blockbuster currently is also a defendant in three similar lawsuits filed by customers in Canada between July 2001 and July 2002. In January 2002, a Texas court entered a final judgment approving a national class settlement, which included settlements in 12 of the 17 pending putative class action lawsuits. Under the approved settlement, Blockbuster would make certificates available to class members for rentals and discounts and would pay up to $9.25 million in plaintiffs’ attorneys’ fees in connection with the settlement. In December 2002, the Texas court granted Blockbuster’s application for a permanent injunction and motion for declaratory relief and entered orders (i) confirming a broad scope of release; (ii) barring the settlement class members from challenging Blockbuster’s past and present extended viewing fee policies in any other litigation; and (iii) enjoining the settlement class members and anyone acting on their behalf, including their lawyers, from prosecuting claims on their behalf in the Illinois litigation discussed below. Two parties appealed to the Beaumont Court of Appeals objecting to the settlement and, in July 2003, the Beaumont Court of Appeals approved the settlement and remanded one issue back to the trial court to address the language in the settlement agreement as to a segment of the class and to determine if the appealing attorneys are entitled to any attorney’s fees with respect to that one issue. One objecting party appealed the Texas court orders barring further litigation and confirming the broad scope of release and, in February 2004, the Beaumont Court of Appeals affirmed the trial court’s December 2002 orders confirming the broad scope of release and enjoining class members from prosecuting claims in Illinois. The objecting parties have filed petitions for review with the Texas Supreme Court. In February 2002, on the basis of the Texas settlement, Blockbuster filed a motion to dismiss the pending Illinois litigation in which a provisional order had been entered in April 2001 certifying plaintiff and defendant classes, subject to further review and final determination. Blockbuster also filed a motion to compel arbitration as to some of the putative class members in the Illinois litigation. In September 2002, the Illinois state court judge denied the motion to dismiss and in August 2003 refused to compel arbitration. Blockbuster filed an interlocutory appeal in Illinois of the trial court’s denial of the motion to compel arbitration. In June 2002, in another Illinois case, a federal judge dismissed litigation because of the Texas settlement, and in July 2002, a California state court judge also ruled that the class claim allegations should be dismissed because of the Texas settlement. In March 2003, a California state court judge ruled in favor of Blockbuster on the merits and granted summary judgment on all claims in a case that is not a putative class action, and the California Court of Appeals affirmed the summary judgment in February 2004, and (i) determined that neither the past nor present extended viewing fee policies were unconscionable as a matter of law; (ii) found no breach and no penalty as a matter of law; and (iii) declined to “engage in judicial price regulation.” Blockbuster believes the plaintiffs’ positions in these cases are without merit and, if the settlement reached in Texas is not finally approved, Blockbuster intends to vigorously defend itself in any litigation. In February 2003, in a Canadian case, the Ontario Court of Superior Justice denied the plaintiff’s request for class certification. The case was subsequently settled with the plaintiff releasing all claims against the Company and neither party seeking costs relating to the certification hearing. In March 2003, the Quebec Superior Court certified a class of customers in Quebec who paid extended viewing fees during the period January 1, 1992 to the present. The case was tried in March 2004, and the parties await a decision by the Quebec Court. The remaining two Canadian cases are putative class action lawsuits. Blockbuster believes the plaintiffs’ positions in all of these cases are without merit and, if necessary, intends to vigorously defend itself.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Tabular amounts in millions, except per share amounts)

As discussed in Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, in December 2002, Buena Vista Home Entertainment, Inc. filed a complaint in United States District Court for the Central District of California claiming that Blockbuster had breached the revenue-sharing agreement between the two parties. Buena Vista claims damages in excess of $120 million. Blockbuster has answered and asserted counterclaims for reformation and breach of contract. In July 2003, the California federal court granted Buena Vista’s motion for partial summary adjudication stating in its ruling that a liquidated damages provision in the contract is enforceable. The court reaffirmed its ruling when it denied Blockbuster’s motion for reconsideration in February 2004. The California federal court’s ruling did not adjudicate the merits of Buena Vista’s claims. Rather, the ruling granted summary adjudication concerning one of the affirmative defenses pled by Blockbuster in response to the claims asserted by Buena Vista.

As discussed in Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, in February and March 2003, John Reynolds, Eva Crescente and James D. Connors each filed a putative class action complaint in federal court in Texas claiming violations of the Securities Exchange Act of 1934 and seeking a class determination for purchasers of Blockbuster stock between April 24, 2002 and December 17, 2002. In April 2003, Eva Crescente dismissed her case. The remaining two putative class actions have been consolidated into one action styled In re Blockbuster Inc. Securities Litigation, which is pending in federal court in Texas. Lead plaintiffs are City of Westland Police and Fire Retirement System and the Dearborn Heights General Government Employees Retirement System. Blockbuster and certain directors and officers of Blockbuster are named as defendants. The consolidated amended complaint, filed in July 2003, claims violations of Section 10(b), Section 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934 for the time period between February 12, 2002 and December 17, 2002. The consolidated amended complaint generally alleges that the defendants made untrue statements of material fact and/or omitted to disclose material facts about the business and operations of the Company. It also alleges that the value of the Company’s common stock was therefore artificially inflated and that certain of the individual defendants sold shares of the Company’s common stock at inflated prices. The plaintiffs seek unspecified compensatory damages. Blockbuster’s motion to dismiss was granted by the federal court and the consolidated amended complaint was dismissed in its entirety, partially with prejudice and partially without prejudice, by Memorandum Opinion and Order dated April 26, 2004. The court specifically found that Blockbuster’s statements prior to December 17, 2002 regarding Blockbuster’s future economic performance are protected by law and not actionable under any legal theory. The court also found many of the claims by plaintiffs were based on statements that were immaterial as a matter of law. To the extent the court did not dismiss plaintiffs’ claims with prejudice, the court has given plaintiffs the opportunity to replead certain claims. In February 2003, Ronald A. Young filed a stockholder derivative action in federal court in Texas naming certain directors and officers of Blockbuster as individual defendants and Blockbuster as a nominal defendant. In this derivative action, the plaintiff also claims violations of the securities laws for the time period between February 12, 2002 and December 17, 2002 and adds common law breach of fiduciary duties against the individual defendants. In March 2003, Elizabeth French filed a stockholder derivative action in Texas state court naming certain directors and officers of Blockbuster as individual defendants and Blockbuster as a nominal defendant. In this derivative action, the claim is for breach of fiduciary duties and identifies the relevant time period as April 26, 2002 to May 17, 2002. In April 2003, Mark Rabin filed a stockholder derivative action in Texas state court, naming certain directors and officers of Blockbuster as individual defendants and Blockbuster as a nominal defendant. In this derivative action, the plaintiff makes substantially similar claims as made in the French action, and the relevant time period is identified as April 2002 to the present. The French and Rabin cases have been consolidated into one action in Texas state court. Blockbuster believes the plaintiffs’ positions are without merit and intends to vigorously defend itself.

BLOCKBUSTER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Tabular amounts in millions, except per share amounts)

As discussed in Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, in February 2004, Howard Vogel filed a lawsuit in the Newcastle County Chancery Court, Delaware naming John Muething, Linda Griego, John Antioco, Jackie Clegg, Blockbuster, Viacom and Blockbuster’s directors who are also directors and/or officers of Viacom as defendants. Vogel alleges that a stock swap mechanism anticipated to be announced by Viacom would be a breach of fiduciary duty to minority stockholders and that the defendants engaged in unfair dealing and coercive conduct. The stockholder class action complaint asks the court to certify a class and to enjoin the anticipated transaction. As of yet, no definitive transaction has been identified by Blockbuster. Blockbuster believes the plaintiff’s positions are without merit. Plaintiff has agreed to temporarily stay any action. Should it become necessary, Blockbuster intends to vigorously defend the litigation.

Blockbuster is a defendant from time to time in other lawsuits incidental to its business. Based on currently available information, the Company believes that resolution of these known contingencies, including all litigation discussed above, would not have a material adverse impact on the Company’s consolidated financial statements or liquidity. However, there can be no assurances that future costs would not be material to the results of operations or liquidity of the Company for a particular period.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the related Notes.

Results of Operations

The following table sets forth unaudited consolidated results of operations and other financial data (in millions, except margin and worldwide same-store data):

	Three Months Ended March 31,
	2003	2004
Statement of Operations Data:
Revenues	$1,517.8	$1,503.1
Cost of sales	631.7	579.5

Gross profit	886.1	923.6
Operating expenses	737.4	798.7

Operating income	148.7	124.9

Interest expense	(10.7)	(4.6)
Interest income	0.8	0.7
Other items, net	(0.4)	(0.6)

Income before income taxes	138.4	120.4
Provision for income taxes	(52.8)	(7.8)
Equity in loss of affiliated companies, net of tax	(0.7)	—

Income before cumulative effect of change in accounting principle	84.9	112.6

Cumulative effect of change in accounting principle, net of tax	(4.4)	—

Net income	$80.5	$112.6

Cash Flow Data:
Cash flow provided by operating activities	$185.3	$190.4
Cash flow used for investing activities	(221.4)	(223.3)
Cash flow provided by (used for) financing activities	16.4	(66.2)

Margins:
Rental margin (1)	67.9%	71.8%
Merchandise margin (2)	17.1%	23.0%
Gross margin (3)	58.4%	61.4%

Worldwide Store Data:
Same-store revenues increase (decrease) (4)	5.3%	(7.0)%
Total system-wide stores at end of period	8,617	8,891

(1)	Rental gross profit (rental revenues less cost of rental revenues) as a percentage of rental revenues.
(2)	Merchandise gross profit (merchandise sales less cost of merchandise sold) as a percentage of merchandise sales.
(3)	Gross profit as a percentage of total revenues.
(4)	A store is included in the same-store revenues calculation after it has been opened and operated by us for more than 52 weeks. An acquired store becomes part of the same-store base in the 53rd week after its acquisition and conversion. The percentage change is computed by comparing total net revenues for same-stores at the end of the applicable reporting period with total net revenues from these same stores for the comparable period in the prior year.

Three Months Ended March 31, 2004 Compared with Three Months Ended March 31, 2003

Overview.    Blockbuster Inc. is a leading global provider of in-home rental and retail movie and game entertainment, with approximately 8,900 stores in the United States, its territories and 26 other countries as of March 31, 2004. As a part of our goal to become a complete source for movies and games, during 2003, we focused our attention on improving the profitability of our rental and retail businesses. During 2004, we are taking advantage of this profitability and the traffic generated by our core rental business to fund and create awareness for our new initiatives.

The rental market continued to decline during the first quarter of 2004, due, in part, to significant unfavorability in the quarter-over-quarter U.S. home video release schedule for both rental and retail titles. These factors and continued competition from the overall market for retail DVD sales resulted in a 7.0% decrease in worldwide same-store revenues for the three months ended March 31, 2004. Our continued focus on profitability allowed us to maintain favorable profitability despite the first quarter same-store revenue decline. Gross margin during the quarter improved 300 basis points as compared with the first quarter of 2003 as a result of improved product buying, increased selling prices of retail movies and reduced shrinkage of retail DVD and video game inventory. During the first quarter of 2004, we recognized a tax benefit of $37.1 million resulting from the resolution of the federal income tax audit for tax years January 1, 1997 through May 4, 2000.

During 2004, we are investing additional resources to implement key new initiatives and growth opportunities in order to complement our mature rental business, including:

•	Expansion of our rental subscription programs. Our movie and game rental subscription programs allow customers to purchase a rental pass that permits them to rent an unlimited number of titles for one price during the term of the respective pass, subject to certain limitations. We are planning to expand our offering of movie rental passes to substantially all of our domestic stores during mid-2004. Additionally, during late 2004, we are planning to launch an online subscription service in order to more actively participate in the growing market for online rental subscription services.

•	Continued development of our game store-in-store concepts. Our game store-in-store concepts allow customers to rent, sell and buy new and used game software and hardware all within the convenience of one location. As of March 31, 2004, we had 179 game store-in-store locations and we plan to open additional locations throughout 2004.

•	Continued development of our movie and game trading models. Trading allows customers to trade their previously used DVDs and games in exchange for merchandise credit, discounts on other products and, in some stores, cash. Promoting this new initiative in the first quarter of 2004 has allowed us to improve our selection of product and we believe that it will, in turn, increase sales of new and used DVDs and games. We plan to offer movie trading in approximately 2,000 BLOCKBUSTER® stores worldwide by the end of 2004.

As a result of continued softness in the rental industry, we expect worldwide same-store revenues to decrease during the second quarter of 2004. In addition, as a result of continued softness in the rental industry and the realistic ramp-up rates for our new initiatives, we expect only moderate increases in total revenues during 2004. To the extent that the home video rental industry experiences added competition due to the release of titles with more ownership appeal during the second half of 2004 or other factors cause rental trends to be weaker than anticipated, our total revenues for 2004 could be negatively impacted. In addition, as we continue to develop and implement our new initiatives, we expect to incur $70 million to $90 million of incremental operating expenses and to increase our total capital expenditures to approximately $250 million to $280 million for 2004. Most of the additional costs are expected to be incurred during the second half of the year. In the event management decides to accelerate spending on new initiatives, the incremental operating expenses, discussed above, could increase. While these factors will result in decreased operating income during 2004, we believe that revenues and profits from these new initiatives will benefit Blockbuster going forward by replacing declining movie rental revenues, adding incremental future revenues and supporting future profitability growth.

On February 10, 2004, Viacom announced its intentions to pursue the divestiture of its equity interest in Blockbuster. Viacom also announced that it anticipates the divestiture will be achieved through a tax-free split-off, but has left open the opportunity to consider other alternatives. This transaction is subject to further approval by the Viacom board of directors and an assessment of market conditions. Should the divestiture be completed during 2004, we anticipate that the re-negotiation of services or contracts currently provided through Viacom and the costs of the transaction itself will result in increased operating expenses. In addition, in the event of a split-off, the Company anticipates that the Blockbuster board of directors may consider issuing a special dividend, subject to acceptable financing, to all stockholders including Viacom. We believe that we can compete effectively as an independent company and that separation from Viacom would better position us to pursue our unique corporate goals and avenues for expansion.

Revenues.    Revenues decreased $14.7 million, or 1.0%, from the first quarter of 2003 to the first quarter of 2004 primarily as a result of a decline in rental revenues, which was partially offset by an increase in merchandise sales. The following is a summary of revenues by category:

	Three Months Ended March 31,
	2003		2004		Increase/(Decrease)
	Revenues	Percent of Total	Revenues	Percent of Total	Dollar	Percent
Rental revenues	$1,195.5	78.8%	$1,151.0	76.6%	$(44.5)	(3.7)%
Merchandise sales	298.9	19.7%	330.9	22.0%	32.0	10.7%
Other revenues	23.4	1.5%	21.2	1.4%	(2.2)	(9.4)%

Total revenues	$1,517.8	100.0%	$1,503.1	100.0%	$(14.7)	(1.0)%

	Same-Store Revenues Increase/(Decrease)
	Worldwide	Domestic	International(1)
Rental revenues	(8.2)%	(10.0)%	(1.4)%
Merchandise sales	(2.5)%	(11.1)%	11.7%
Total revenues	(7.0)%	(10.2)%	2.8%

(1)	International same-store revenue changes do not include the impact of foreign exchange.

The decrease in overall revenues primarily reflects a 7.0% decrease in worldwide same-store revenues during the first quarter of 2004. This decrease was offset by the impact of favorable foreign exchange rates and a net addition of 142 company-operated stores.

The decrease in overall worldwide same-store revenues was attributable to the continued decrease in both domestic and international same-store rental revenues and a decrease in domestic same-store retail revenues. International same-store retail revenues increased substantially during the first quarter of 2004 as a result of strong growth in both movie and game sales. The rental market experienced lighter traffic industry-wide during the first quarter of 2004 as compared with the first quarter of 2003 as a result of continued competition from the overall market for retail DVD sales and an unfavorable quarter-over-quarter U.S. home video release schedule, which negatively impacted both rental revenues and retail movie sales.

Rental Revenues.    Rental revenues are generated from the rental of movies and video games and from any eventual sale of previously rented movies and video games. Revenues generated from rental transactions include revenues received in connection with the initial rentals of product, as well as revenues received in connection with any continuations of such rentals past the initial rental period, as contemplated by our membership agreement. Under our standard domestic rental policy, at the time the product is rented, a customer pays for the initial rental and, pursuant to the terms of our membership agreement, agrees to pay for any continuation of the rental beyond the initial rental period. Generally, when a customer keeps rental product beyond the initial rental period, the customer’s rental is successively continued for the same number of days and at the same price as the initial rental period, until such time as the product is returned or is purchased under the terms of the membership agreement.

In order to provide our customers with new and innovative rental programs, we currently offer store-based subscription movie rental passes in approximately 1,300 stores in 15 markets and game rental passes in substantially all of our domestic stores. We plan to expand our offering of movie rental passes to substantially all of our domestic stores during mid-2004. These rental passes allow customers to rent an unlimited number of movies or games, as applicable, during the term of the pass, subject to a limit on the number of items that can be taken at one time. Items can be returned at any time during the term of the pass. As contemplated by the terms and conditions of the passes, additional fees do not accrue on pass rentals during the pass term; however, if a customer keeps an item beyond the pass term, the rental continues, beginning at noon on the day immediately following the last day of the pass term, for the same number of days and at the same price had the item been rented on that day under our standard rental terms and not under the pass. The rental is successively continued on such terms until such time as the item is returned or is purchased under the terms of our membership agreement.

Rental revenues decreased $44.5 million, or 3.7%, in the first quarter of 2004 as compared with the first quarter of 2003, due to decreased rentals of both movies and games. The following is a summary of rental revenues by product category:

	Three Months Ended March 31,
	2003		2004		Increase/(Decrease)
	Revenues	Percent of Total	Revenues	Percent of Total	Dollar	Percent
Movie rental revenues:
VHS rental revenues	$438.2	36.7%	$237.5	20.6%	$(200.7)	(45.8)%
DVD rental revenues	630.3	52.7%	787.8	68.5%	157.5	25.0%

Total movie rental revenues	1,068.5	89.4%	1,025.3	89.1%	(43.2)	(4.0)%
Game rental revenues	127.0	10.6%	125.7	10.9%	(1.3)	(1.0)%

Total rental revenues	$1,195.5	100.0%	$1,151.0	100.0%	$(44.5)	(3.7)%

	Same-Store Rental Revenues Increase/(Decrease)
	Worldwide	Domestic	International(1)
Movie rental revenues	(8.7)%	(10.7)%	(1.1)%
Game rental revenues	(4.6)%	(5.5)%	(0.5)%
Total rental revenues	(8.2)%	(10.0)%	(1.4)%

(1)	International same-store revenue changes do not include the impact of foreign exchange.

The decrease in overall rental revenues was primarily due to an 8.2% decrease in worldwide same-store rental revenues. This decrease was partially offset by the impact of favorable foreign exchange rates and a net addition of 142 company-operated stores. The decrease in same-store rental revenues occurred both domestically and internationally and, in particular, reflected significant unfavorability in the quarter-over-quarter U.S. box office comparison for home video titles released during the first quarter of 2004 and generally lighter traffic in the rental industry. Our domestic operations represented 76.2% of our rental revenues in the first quarter of 2004 as compared with 80.2% of our rental revenues in the first quarter of 2003.

Movie Rental Revenues.    Movie rental revenues decreased $43.2 million, or 4.0%, in the first quarter of 2004 as compared with the first quarter of 2003 due to an 8.7% decline in worldwide same-store movie rental revenues. This decrease was partially offset by the impact of favorable foreign exchange rates and a net addition of 142 company-operated stores. The decline in worldwide same-store movie rental revenues resulted from a substantial quarter-over-quarter decline in the U.S. home video release schedule for the first quarter of 2004 as compared with the first quarter of 2003, and the continued decline in the overall rental industry resulting from increased competition from the market for retail DVD. The decrease in rental revenues was partially offset by a 0.4% increase in the rental revenues generated by the sales of previously rented movies during the first quarter of 2004 as compared with the first quarter of 2003, due to growth in international sales. DVD rental revenues continued to increase as a percentage of total rental revenues during the first quarter of 2004, as DVD penetration has continued to increase, while VHS rental revenues continued to decline.

Based upon our belief that the size of the video rental market has contracted as a result of the simultaneous availability of rental and retail product, we expect the rental market to decline throughout 2004. To the extent that the home video rental industry experiences added competition due to the release of titles with more ownership appeal during the second half of 2004 or other factors cause rental trends to be weaker than anticipated, our total revenues for 2004 could be negatively impacted. We believe, however, that the rental market will stabilize beginning in 2005.

Game Rental Revenues.    Game rental revenues decreased $1.3 million, or 1.0%, in the first quarter of 2004 as compared with the first quarter of 2003 due to a 4.6% decline in worldwide same-store game rental revenues. This decrease was partially offset by the impact of favorable foreign exchange rates and a net addition of 142 company-operated stores. The decline in worldwide same-store game rental revenues continued from late 2003 as a result of increased retail offering of low-priced catalog, or “value,” games and increased games trading, by us and our competitors, both of which compete with our rental and previously played game product.

Merchandise Sales.    Merchandise sales increased $32.0 million, or 10.7%, in the first quarter of 2004 as compared with the first quarter of 2003, due to increased sales of movies, games and general merchandise. The following is a summary of merchandise sales by product category:

	Three Months Ended March 31,
	2003		2004		Increase/(Decrease)
	Revenues	Percent of Total	Revenues	Percent of Total	Dollar	Percent
Movie sales:
VHS sales	$20.3	6.8%	$6.3	1.9%	$(14.0)	(69.0)%
DVD sales	119.1	39.8%	137.5	41.6%	18.4	15.4%

Total movie sales	139.4	46.6%	143.8	43.5%	4.4	3.2%
Game sales	62.5	20.9%	83.4	25.2%	20.9	33.4%
General merchandise sales	97.0	32.5%	103.7	31.3%	6.7	6.9%

Total merchandise sales	$298.9	100.0%	$330.9	100.0%	$32.0	10.7%

	Same-Store Retail Revenues Increase/(Decrease)
	Worldwide	Domestic	International(1)
Movie sales	(5.7)%	(14.5)%	25.0%
Game sales	(0.3)%	(18.7)%	9.2%
General merchandise sales	1.0%	(1.0)%	3.7%
Total merchandise sales	(2.5)%	(11.1)%	11.7%

(1)	International same-store revenue changes do not include the impact of foreign exchange.

The increase in overall merchandise sales was primarily due to the impact of favorable foreign exchange rates, a net addition of 142 company-operated stores and strong growth in international same-store retail revenues, which increased 11.7% during the quarter. The increase in international same-store retail revenues resulted from increased unit sales and pricing of both movies and games. Domestic same-store retail revenues decreased 11.1% during the quarter as a result of a challenging U.S. home video release schedule, which had fewer titles with ownership appeal released during the first quarter of 2004 as compared with the first quarter of 2003, and decreased sales of game hardware as a result of our increased focus on profitability. Our domestic operations represented 51.9% of our retail revenues in the first quarter of 2004 as compared with 63.6% of our retail revenues in the first quarter of 2003. This decrease is attributable to the continued revenue growth in our U.K. subsidiary, Games Station Limited, as well as our other international retail revenues.

Movie Sales.    Movie sales, which primarily include sales of both new and traded DVDs and VHS tapes, increased $4.4 million, or 3.2%, from the first quarter of 2003 to the first quarter of 2004 as a result of favorable foreign exchange rates and a net addition of 142 company-operated stores, which was offset by a 5.7% decrease in worldwide same-store movie retail revenues. The decrease in worldwide same-store movie retail revenues was the result of the release of fewer titles with ownership appeal during the first quarter of 2004 as compared with the first quarter of 2003. This factor, which was offset by a net addition of 142 company-operated stores and growth in international retail sales, contributed to a 3.6% decline in retail movie transactions. While transactions declined during the first quarter of 2004, the average retail selling price of movies increased 7.0% as a result of a continued shift from VHS to DVD. Retail DVD sales generally have a higher average selling price than retail VHS. During the first quarter of 2004, we chose to exit the new VHS retail market in substantially all of our domestic locations and, as a result, sales of new retail VHS tapes will continue to decline in coming quarters. We expect retail movie sales to increase in coming periods as a result of our plans to offer movie trading in approximately 2,000 BLOCKBUSTER stores worldwide by the end of 2004.

Game Sales.    Game sales, including sales of new and traded game software, hardware consoles and accessories, increased $20.9 million, or 33.4%, from the first quarter of 2003 to the first quarter of 2004, as a result of favorable foreign exchange rates, a net addition of 142 company-operated stores and the addition of 179 game store-in-store locations worldwide. These increases were offset slightly by a 0.3% decrease in worldwide same-store game retail revenues. The change in worldwide same-store game retail revenues was due, in part, to decreased sales of game hardware consoles domestically during the first quarter of 2004 as compared with the first quarter of 2003. During the first quarter of 2003, we chose to significantly decrease our domestic offering of game hardware consoles in conjunction with our increased focus on profitability, and began liquidating most of our remaining domestic game hardware console inventory. In addition, during the first quarter of 2004, we increased our retail offering of low-priced catalog, or “value,” games and increased our offering of traded games software. These factors led to a 7.7% decline in the overall average selling price of retail games during the first quarter of 2004 as compared with the first quarter of 2003. This change was almost entirely offset by a 44.7% improvement in the overall unit sales of retail games, primarily generated by international game sales, including sales by Games Station Limited and the addition of our games store-in-store locations. As we continue to add game store-in-store locations worldwide, we believe that the sales of both new and traded games in these locations will result in increased retail game sales.

General Merchandise Sales.    General merchandise sales, which include sales of confections, other movie and game-related products and sales to franchisees, increased $6.7 million, or 6.9%, from the first quarter of 2003 to the first quarter of 2004, as a result of a 1.0% increase in worldwide same-store general merchandise revenues, the impact of favorable foreign exchanges rates, a net addition of 142 company-operated stores and a decrease in sales to franchisees. The increase in worldwide same-store general merchandise revenues resulted primarily from the increased sales of confections resulting from improved merchandising and management of our confection inventory.

Cost of Sales.    Cost of sales of $579.5 million in the first quarter of 2004 decreased $52.2 million, or 8.3%, from $631.7 million in the first quarter of 2003. The decrease in our cost of sales was primarily due to a reduction in costs resulting from decreased rental revenues and a reduction in other costs, as discussed below.

Gross Profit.    Gross profit of $923.6 million in the first quarter of 2004 increased $37.5 million, or 4.2%, from $886.1 million in the first quarter of 2003, despite a decline in total revenues. The increase in gross profit was driven by the continued improvement in rental and retail margins, the impact of favorable foreign exchange rates and a net addition of 142 company-operated stores. As a result of the strong growth in rental and retail profitability, total gross margin increased to 61.4% in the first quarter of 2004 from 58.4% in the first quarter of 2003.

Rental Gross Profit.    Rental gross profit of $826.3 million in the first quarter of 2004 increased $14.6 million, or 1.8%, from $811.7 million in the first quarter of 2003. The increase in rental gross profit was primarily due to an improvement in our rental gross margin, which increased from 67.9% in the first quarter of 2003 to 71.8% in the first quarter of 2004, the impact of favorable exchange rates and a net addition of 142 company-operated stores. These increases were offset by the decline in rental revenues. The improvement in our rental gross margin was primarily due to the following:

•	As a result of improved product buying and inventory management, rental product purchases, in total and on an average store basis, were lower during the first quarter of 2004 as compared with the first quarter of 2003. Our focus on profitability, and related shift in managing rental product purchases, was implemented during the first quarter of 2003 and, as a result, the rate of rental gross margin improvement recognized during late 2003 and the first quarter of 2004 is expected to slow in coming quarters.

•	During late 2003 and early 2004, we increased the proportion of rental product purchases under revenue-sharing arrangements. This provided flexibility in our rental copy depth, while providing the ability to maintain a favorable level of movie rental gross margin.

•	With the increasing penetration of the DVD format, VHS rentals continue to decline. As a result, we have decreased our purchases of rental VHS tapes while managing the copy depth necessary to meet customer demand. Successful management of this transition during the first quarter of 2004 has improved our results in VHS rental margins.

Merchandise Gross Profit.    Merchandise gross profit of $76.1 million in the first quarter of 2004 increased $25.1 million, or 49.2%, from merchandise gross profit of $51.0 million in the first quarter of 2003. The increase in merchandise gross profit was primarily due to an improvement in our merchandise gross margin, which increased to 23.0% for the first quarter of 2004 compared with 17.1% for the first quarter of 2003, the impact of favorable foreign exchange rates and a net addition of 142 company-operated stores. The increase in merchandise gross margin was primarily due to improved pricing and merchandising of retail movies and games and the significant reduction in the sales of low-margin games hardware consoles. Additionally, continued improvement in our shrink reduction procedures resulted in reduced DVD and video games shrinkage during the first quarter of 2004 as compared with the first quarter of 2003. DVD and video game products are more susceptible to shrink than our other products due to their portability and popularity. As a result of our increased focus on movies and games trading, we expect merchandise gross profit to increase in future quarters.

Operating Expenses.    Total operating expenses, which include occupancy costs, selling and advertising expenses, compensation expenses, other corporate and store expenses, depreciation and amortization, were $798.7 million in the first quarter of 2004, an increase of $61.3 million, or 8.3%, from $737.4 million in the first quarter of 2003. Total operating expenses increased as a percentage of total revenues to 53.1% in the first quarter of 2004 from 48.6% in the first quarter of 2003. The change in total operating expenses reflects the following:

Selling, General and Administrative Expense.    Selling, general and administrative expense, which includes expenses incurred at the store, regional and corporate levels, of $739.1 million in the first quarter of 2004, increased $63.4 million, or 9.4%, from $675.7 million in the first quarter of 2003. Selling, general and administrative expense as a percentage of total revenues increased to 49.2% in the first quarter of 2004 as compared with 44.5% in the first quarter of 2003. The change in selling, general and administrative expense in the first quarter of 2004 resulted from the following items:

•	Advertising expense increased $18.8 million, or 60.3%, reflecting increased spending for production and advertising costs associated with our purchase of the U.S. home video and television distribution rights of Monster and increased spending in association with our new initiatives.

•	Occupancy costs increased $18.7 million, or 9.1%, primarily as a result of increased foreign exchange rates, a net addition of 142 company-operated stores and the renewal of certain domestic store leases at generally higher rates.

•	Compensation expense increased $16.7 million, or 5.2%, primarily as a result of increased foreign exchange rates and additional personnel needed to support our store growth.

•	Other corporate and store expenses increased $9.2 million, or 7.6%, due primarily to increased foreign exchange rates, a net addition of 142 company-operated stores and expenses related to in-store customer service initiatives and systems and infrastructure improvements.

For the full year 2004, we expect to incur additional selling, general and administrative expenses of approximately $70 million to $90 million as we develop and launch new initiatives. These costs will include incremental advertising costs and costs to make incremental improvements in systems and infrastructure, as discussed above. In the event management decides to accelerate spending on new initiatives, the incremental operating expenses, discussed above, could increase. This estimate does not reflect the potential impact on results of operations from incremental expenses associated with any divestiture of Blockbuster by Viacom.

Depreciation Expense.    Depreciation expense of $59.1 million in the first quarter of 2004 decreased $2.3 million, or 3.7%, as compared with $61.4 million in the first quarter of 2003. The decrease was primarily the result of decreased property, plant and equipment balances associated with the increase of assets which are fully depreciated. This decrease was offset by increased foreign exchange rates and a net addition of 142 company-operated stores.

Interest Expense.    Interest expense of $4.6 million in the first quarter of 2004 decreased $6.1 million, or 57.0%, as compared with $10.7 million in the first quarter of 2003. The decrease in interest expense was primarily due to a substantial decrease in our outstanding debt balance and lower average interest rates in the first quarter of 2004 compared with the first quarter of 2003.

Provision for Income Taxes.    We recognized a provision for income taxes of $7.8 million in the first quarter of 2004, as compared with a provision of $52.8 million in the first quarter of 2003. The provision for income taxes decreased primarily due to the recognition of a $37.1 million tax benefit during the first quarter of 2004, resulting from the resolution of the federal income tax audit for tax years January 1, 1997 through May 4, 2000. The remaining decrease resulted from lower earnings before taxes for our domestic operations. The effective tax rate for the first quarter of 2004, excluding the $37.1 million tax benefit, totaled 37.3% as compared with an effective tax rate of 38.3% for the first quarter of 2003.

Net Income.    Net income of $112.6 million in the first quarter of 2004 represents an increase in net income of $32.1 million, or 39.9%, from net income of $80.5 million in the first quarter of 2003. This increase was due to the tax benefit and other changes discussed above.

Liquidity and Capital Resources

Liquidity and Capital Resources

We generate cash from operations predominately from the rental and retail sale of movies and video games, and we have positive operating cash flow because most of our revenue is received in cash and cash equivalents. We expect to fund our future anticipated cash requirements, including the anticipated cash requirements for capital expenditures, commitments and payments of principal and interest on any borrowings, with internally generated funds, as well as with funds available under a credit facility. Our current credit facility expires on July 1, 2004, and we expect to extend some portion of our existing credit facility or enter into a new bank credit facility prior to its expiration. We believe that these sources of funds will provide us with adequate liquidity and capital necessary for at least the next twelve months. In connection with our possible divestiture from Viacom and possible special dividend, we may seek to enter into a larger bank credit facility, issue public or private debt securities, or some combination of the foregoing, depending on our assessment of financial market conditions and the appropriate capital structure for our company.

On February 10, 2004, Viacom announced its intentions to pursue the divestiture of its equity interest in Blockbuster. Viacom also announced that it anticipates the divestiture will be achieved through a tax-free split-off, but has left open the opportunity to consider other alternatives. This transaction is subject to further approval by the Viacom board of directors and an assessment of market conditions. In the event of a split-off, we anticipate that the Blockbuster board of directors may consider issuing a special dividend, subject to acceptable financing, to all stockholders, including Viacom. If this dividend were to be declared it could result in increased outstanding debt and increased interest expense going forward. However, we believe that we can compete effectively as an independent company and that separation from Viacom would better position us to pursue our unique corporate goals and avenues for expansion.

During the first quarter of 2004, we entered into various purchase obligations, including approximately $35.0 million of contractual obligations associated with our new initiatives and related system and infrastructure improvements, of which approximately $30.0 million are due during 2004. These amounts include both operating expenses and capital expenditures. No other material changes to the contractual obligations reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 occurred during the first quarter of 2004.

Capital Structure

As of March 31, 2004, our unsecured credit agreement was comprised of a $600.0 million long-term revolver due July 1, 2004 and $50.0 million remaining under a term loan which matures on July 1, 2004. At March 31, 2004, no amounts were outstanding under the long-term revolver and our available borrowing capacity under the credit agreement totaled $650.0 million. Interest rates under the credit agreement are based on the prime rate in the United States or LIBOR (plus a margin, or “LIBOR spread,” based on leverage ratios, which is currently 1.25%), at our option at the time of borrowing. The weighted-average interest rate at March 31, 2004 for borrowings under the credit agreement, was 2.4%. A variable commitment fee based on the total leverage ratio is charged on the unused amount of the revolver (0.25% at March 31, 2004). Our credit facility expires on July 1, 2004, and we expect to extend some portion of our existing credit facility or enter into a new bank credit facility prior to its expiration.

The credit agreement contains certain restrictive covenants, which, among other things, relate to the payment of dividends, repurchase of our common stock or other distributions and also require compliance with certain financial covenants with respect to a maximum leverage ratio and a minimum fixed charge coverage ratio. At March 31, 2004, we were in compliance with all covenants under the credit agreement. In the event that the Company issues a special dividend in connection with Viacom’s divestiture of Blockbuster, we would be required to seek approval of the dividend under the terms of our current credit agreement.

In March 2001, we entered into two interest rate swaps with Viacom in order to obtain a fixed interest rate with respect to $400.0 million of our outstanding floating rate debt under the credit agreement, and thereby reduce our exposure to interest rate volatility. The swaps fixed $200.0 million of our outstanding debt at an interest rate of 5.01% for two years and the other $200.0 million at an interest rate of 5.12% for two and one-half years. The first and second interest rate swaps matured in the first and third quarters of 2003, respectively. Our effective interest rate also included the LIBOR spread payable under our credit facility. Including the effect of the LIBOR spread, the effective interest rates of the swaps were approximately 6.26% and 6.37%, respectively. The interest rate swaps qualified as fully effective cash-flow hedging instruments under SFAS No. 133, Accounting For Derivative Instruments and Hedging Activities. Therefore, the gains or losses of the qualifying cash flow hedges were reported in other comprehensive income (loss) and reclassified into earnings in the same period in which the hedged transactions affected earnings.

The following table sets forth our current portion of long-term debt and capital lease obligations:

	December 31, 2003	March 31, 2004
Current maturities of term loan, interest rate of 2.4% at December 31, 2003 and March 31, 2004, due in quarterly installments through July 2004	$100.0	$50.0
Current maturities of equipment term loan, interest rate of 8.0%, payable monthly through April 2005, secured by certain equipment	2.9	2.7
Current maturities of all other obligations	21.2	12.0

Current portion of long-term debt	124.1	64.7
Current portion of capital lease obligations	20.7	20.8

	$144.8	$85.5

The following table sets forth our long-term debt and capital lease obligations, less current portion:

	December 31, 2003	March 31, 2004
Equipment term loan, interest rate of 8.0% payable monthly through April 2005, secured by certain equipment	$0.7	$0.2

Long-term debt, less current portion	0.7	0.2
Capital lease obligations, less current portion	74.4	73.1

	$75.1	$73.3

Consolidated Cash Flows

Operating Activities.    Net cash flow provided by operating activities increased $5.1 million, or 2.8%, from $185.3 million for the first quarter of 2003 to $190.4 million for the first quarter of 2004. The increase in operating cash flows resulted primarily from changes in working capital and increased net income. Changes in working capital used $247.8 million during the first quarter of 2003 as compared with $174.3 million during the first quarter of 2004, primarily as a result of changes in accounts payable and merchandise inventories. The changes in working capital and increased net income were partially offset by an $84.3 million decrease in rental amortization for the first quarter of 2004 as compared with the first quarter of 2003. The decrease in rental amortization resulted from our reduction in rental product purchases throughout 2003 and the first quarter of 2004 as part of our focus on profitability and our shift towards revenue-sharing purchases.

Investing Activities.    Net cash flow used for investing activities increased $1.9 million from $221.4 million for the first quarter of 2003 to $223.3 million for the first quarter of 2004. This increase was primarily due to a $26.0 million increase in capital expenditures and a $1.6 million decrease in proceeds from notes receivable, during the first quarter of 2004 as compared with the first quarter of 2003. These increases were partially offset by a $26.1 million decrease in cash used for rental library purchases. We expect to increase our capital expenditures during 2004, as compared with 2003, to support our revenue and profitability growth initiatives, as well as systems and infrastructure improvements. We expect total capital expenditures for 2004 to range between $250.0 million and $280.0 million.

Financing Activities. Net cash flow used for financing activities for the first quarter of 2004 totaled $66.2 million as compared with net cash flow provided by financing activities of $16.4 million during the first quarter of 2003. This change was primarily due to net proceeds of long-term debt under our credit facility of $30.0 million for the first quarter of 2003, as compared with net repayments of long-term debt under our credit facility of $50.0 million for the first quarter of 2004.

Other Financial Measurements: Working Capital

At March 31, 2004, we had cash and cash equivalents of $137.0 million. Working capital, however, reflected a deficit of $267.4 million primarily due to the accounting treatment of our rental library. Our rental library is accounted for as a non-current asset and, as a result, is excluded from the computation of working capital. Liabilities associated with the acquisition costs of rental product, however, are reported as current liabilities and, accordingly, are included in the computation of working capital. Consequently, we believe working capital is not as relevant of a measure of financial condition for companies in the home video industry as it is for companies in some other industries. Because of this accounting treatment, we may, from time to time, operate with a working capital deficit.

Disclosure Regarding Forward-Looking Information

This Quarterly Report on Form 10-Q contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, statements relating to: our operating model and the anticipated impact of our operating model on our operating results; our growth strategies; our purchasing arrangements; our expectations related to advertising, systems and infrastructure, and other expenses; our initiatives designed to drive growth in our business; our expectations regarding liquidity, including our anticipated needs for, and sources of, funds; our plans for managing exposure to interest and currency exchange rate fluctuations; and our expectations and intentions relating to outstanding litigation. Our forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections regarding our company and our industry. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from what is expressed in or indicated by such forward-looking statements. These factors include, among others:

(i)	consumer demand for our existing and planned product and service offerings and the related impact of competitor pricing and product and service offerings;

(ii)	the variability in consumer appeal of the movie titles and game software released for rental and sale;

(iii)	our ability to respond to changing consumer preferences and to effectively adjust our product mix, service offerings and marketing and merchandising initiatives;

(iv)	our ability to effectively and timely prioritize and implement our initiatives;

(v)	the extent and timing of our anticipated investment of incremental operating expenses and capital expenditures to continue to develop and implement our initiatives;

(vi)	additional costs that may be incurred to comply with U.S. state and local and international regulation governing trading activities and delays to our trading initiative implementation schedule to comply with these regulations;

(vii)	our ability to timely implement and maintain the necessary information technology systems and infrastructure to support shifts in consumer preferences and any corresponding changes to our operating model and initiatives;

(viii)	the impact of changes in our consumer rental terms, including our subscription rental offers;

(ix)	the application of existing and future accounting policies, including without limitation any continuing impact of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets;

(x)	vendor determinations relating to pricing and distribution of their product and our ability to reach agreements with service, product and content providers on acceptable commercial terms;

(xi)	the effect of game platform cycles;

(xii)	the impact of developments affecting our outstanding litigation and claims against us; and

(xiii)	other factors as set forth in our filings with the Securities and Exchange Commission, including the detailed factors discussed under the heading “Cautionary Statements” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

We undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future.

Item 3.    Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks including interest rates on our debt and foreign exchange rates. In the normal course of business, we employ established policies and procedures to manage these risks.

Interest Rate Risk

Total outstanding borrowings under our credit agreement at March 31, 2004 were $50.0 million. Interest rates for the credit agreement are based on the prime rate in the United States or LIBOR (plus a margin, or “LIBOR spread,” based on leverage ratios, which is currently 1.25%) at our option at the time of borrowing. The weighted-average interest rate at March 31, 2004 for these borrowings was 2.4%. We are primarily vulnerable to changes in LIBOR, however, we do not believe this exposure to be material. A one percentage point increase or decrease in LIBOR would not have a material impact on our interest expense.

In March 2001, we entered into two interest rate swaps with Viacom in order to obtain a fixed interest rate with respect to $400.0 million of our outstanding floating rate debt under our credit agreement, and thereby reduce our exposure to interest rate volatility. The swaps fixed $200.0 million of our outstanding debt at an interest rate of 5.01% for two years and the other $200.0 million at an interest rate of 5.12% for two and one-half years. The swaps matured during the first and third quarters of 2003. The Company’s effective interest rate also included the LIBOR spread payable under its credit facility. Including the effect of the LIBOR spread, the effective interest rates of the swaps were approximately 6.26% and 6.37%, respectively.

Foreign Exchange Risk

Operating in international markets involves exposure to movements in currency exchange rates. Currency exchange rate movements typically also reflect economic growth, inflation, interest rates, government actions and other factors. As currency exchange rates fluctuate, translation of the statements of operations of our international businesses into U.S. dollars may affect year-over-year comparability and could cause us to adjust our financing and operating strategies.

Our operations outside the United States constituted 22.9% and 29.0% of our total revenues for the three months ended March 31, 2003 and 2004, respectively. Our operations in Europe constituted 13.5% and 19.3% of our total revenues for the three months ended March 31, 2003 and 2004, respectively.

Item 4.    Controls and Procedures

The Company’s chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended) were effective, based on the evaluation of these controls and procedures required by Rule 13a-15(b) or 15d-15(b) of the Securities Exchange Act of 1934, as amended.

No changes in the Company’s internal control over financial reporting occurred during the first quarter of 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1.    Legal Proceedings

Information regarding our legal proceedings is set forth in Note 5 to Consolidated Financial Statements, “Commitments and Contingencies,” in Item 1 of Part I of this Form 10-Q, which information is incorporated herein by reference.

Item 5.    Other Information

In connection with Viacom’s announced intention to pursue its divestiture of Blockbuster, our board of directors has decided to postpone our 2004 annual meeting of stockholders. The date of our upcoming 2004 annual meeting will published through a press release and reported on Form 8-K.

Item 6.    Exhibits and Reports on Form 8-K

(a)	Exhibits

3.1	Amended and Restated Certificate of Incorporation of Blockbuster Inc. (1)

3.2	Bylaws of Blockbuster Inc. (2)

4.1	Specimen Class A Common Stock Certificate of Blockbuster Inc. (3)

31.1	Certification pursuant to Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (4)

31.2	Certification pursuant to Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (4)

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

(1)	Previously filed as an exhibit to Blockbuster Inc.’s Registration Statement on Form S-1 (File No. 333-77899) and incorporated herein by reference.
(2)	Previously filed as an exhibit to Blockbuster Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and incorporated herein by reference.
(3)	Previously filed as an exhibit to Blockbuster Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, and incorporated herein by reference.
(4)	Filed herewith.
(5)	Furnished herewith.

(b)	Reports on Form 8-K

On February 10, 2004, the Company furnished to the Securities and Exchange Commission a Current Report on Form 8-K. Information was furnished pursuant to Item 12 of Form 8-K with respect to the issuance of a press release dated February 10, 2004 announcing the Company’s financial results for the fourth quarter and full year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BLOCKBUSTER INC.

By:	/s/ Larry J. Zine
Larry J. Zine
Executive Vice President, Chief Financial Officer and Chief Administrative Officer (on behalf of the Registrant and in his capacity as principal financial officer)

Date:May 7, 2004

[This is the Back Cover Page of the Prospectus-Offer to Exchange]

Manually signed facsimiles of the letter of transmittal, properly completed, will be accepted. The letter of transmittal and certificates evidencing shares of Viacom class A and class B common stock and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of its addresses set forth below.

The exchange agent for this exchange offer is:

[                        ]

By mail:	By overnight courier:	By hand:

By facsimile:

Confirm by telephone:

[                        ]

Other Information:

Questions or requests for assistance may be directed to the information agent or the co-dealer managers at their respective addresses and telephone numbers listed below. Additional copies of this Prospectus-Offer to Exchange, the letter of transmittal and the notice of guaranteed delivery may be obtained from the information agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning this exchange offer.

The information agent for this Exchange Offer is:

[                        ]

[                        ]

The co-dealer managers for this exchange offer are:

BEAR, STEARNS & CO. INC.

383 Madison Avenue

New York, New York 10179

(866) 696-7905

GOLDMAN, SACHS & CO.

85 Broad Street

New York, New York 10004

Attn: Registration Department

(212) 902-1000

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, which enables a corporation in its original certificate of incorporation or an amendment to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the Delaware General Corporation Law, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation provides that to the fullest extent permitted by the laws of the State of Delaware, as the same may be amended from time to time, a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

Viacom has obtained, with the Registrant’s participation, a directors’ and officers’ liability insurance program for the benefit of Viacom, the Registrant, and their respective directors and officers. The program covers certain potential liabilities related to the Registrant and certain other potential liabilities relating to Viacom’s disposition of all or a substantial portion of its interest in the Registrant occurring on or prior to the date that Viacom either (a) distributes shares of class A and/or class B common stock of the Registrant which, in the aggregate, represent a distribution of control of the Registrant, or (b) otherwise disposes of, in one or more transactions, at least 80% of the aggregate number of shares of class A and class B common stock of the Registrant that it owns on the date immediately prior to the first such disposition. The program has terms of coverage comparable in all material respects to such insurance provided under Viacom’s existing directors’ and officers’ liability insurance program, except that claims relating to acts occurring on or prior to the disposition referred to in the preceding sentence may be reported for up to six years from the date of such disposition.

In connection with the exchange offer described in this Registration Statement, the Registrant has agreed, to the fullest extent permitted by applicable law, promptly to indemnify each person who is or was a member of the Registrant’s board of directors as of May 20, 2004, including the directors and executive officers of Viacom who serve as Registrant’s board members, each person who is or was an officer of the Registrant as of May 20, 2004, and any person who becomes a member of the Registrant’s board of directors or who becomes an officer at any time prior to the date Viacom distributes control of the Registrant or otherwise disposes of, in one or more transactions, at least 80% of the aggregate number of shares of class A and class B common stock of the Registrant that it owns immediately prior to the first such disposition and in each case, who was, is or may be a party to any action based in whole or in part on the fact that such person is or was a member of the Registrant’s board of directors or the special committee of the Registrant or is or was an officer of the Registrant, as applicable. The Registrant has also agreed, to the fullest extent permitted by applicable law, promptly to advance any and all expenses incurred by any indemnified party in connection with any such action provided that such indemnified party undertakes to repay any advance if it is ultimately determined in a final disposition that such indemnified party was not entitled to be indemnified by the Registrant. Additionally, the Registrant has agreed not to amend the indemnification provisions contained in the Registrant’s certificate of incorporation and bylaws in a manner adverse to the rights to indemnification currently enjoyed by the members of the Registrant’s board of directors or the officers of the Registrant or inconsistent with the foregoing provisions, except to the extent required by applicable law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

See the Exhibit Index.

(b) Financial Statement Schedules.

None.

(c) Reports, Opinions and Appraisals.

None.

ITEM 22. UNDERTAKINGS

(1) The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any Prospectus-Offer to Exchange required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the Prospectus-Offer to Exchange any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus-Offer to Exchange filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus-Offer to Exchange pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(6) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on June 18, 2004.

BLOCKBUSTER INC.
(Registrant)

By:	/s/ JOHN F. ANTIOCO
	Name:	John F. Antioco
	Title:	Chairman of the Board & Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints John F. Antioco, Edward B. Stead and Larry J. Zine, jointly and severally, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ JOHN F. ANTIOCO John F. Antioco	Chairman of the Board & Chief Executive Officer (Principal Executive Officer)	June 18, 2004

/s/ LARRY J. ZINE Larry J. Zine	Executive Vice President, Chief Financial Officer and Chief Administrative Officer (Principal Financial and Accounting Officer)	June 18, 2004

/s/ RICHARD J. BRESSLER Richard J. Bressler	Director	June 18, 2004

/s/ JACKIE M. CLEGG Jackie M. Clegg	Director	June 18, 2004

/s/ PHILIPPE P. DAUMAN Philippe P. Dauman	Director	June 18, 2004

SIGNATURE	TITLE	DATE

/s/ MICHAEL D. FRICKLAS Michael D. Fricklas	Director	June 18, 2004

/s/ LINDA GRIEGO Linda Griego	Director	June 18, 2004

/s/ JOHN L. MUETHING John L. Muething	Director	June 18, 2004

/s/ SUMNER M. REDSTONE Sumner M. Redstone	Director	June 18, 2004

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of the Registrant. (1)

3.2	Bylaws of the Registrant. (2)

3.3	Form of Second Amended and Restated Certificate of Incorporation of the Registrant.*

3.4	Form of Amended and Restated Bylaws of the Registrant.*

4.1	Specimen of the certificate representing the Registrant’s class A common stock. (3)

4.2	Specimen of the certificate representing the Registrant’s class B common stock.*

5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the class A and class B common stock.*

8.1	Opinion of Cravath, Swaine & Moore LLP regarding tax matters.*

10.1	Amended and Restated Initial Public Offering and Split-Off Agreement among the Registrant, Viacom International Inc. and Viacom Inc. dated June 18, 2004.

10.2	Amended and Restated Release and Indemnification Agreement between the Registrant and Viacom Inc. dated June 18, 2004.

10.3	Transition Services Agreement between the Registrant and Viacom Inc. (3)

10.4	Amended and Restated Transition Services Agreement between the Registrant and Viacom Inc. dated June 18, 2004.

10.5	Amended and Restated Registration Rights Agreement between the Registrant and Viacom Inc. dated June 18, 2004.

10.6	Tax Matters Agreement between the Registrant and Viacom Inc. (3)

10.7	Amended and Restated Tax Matters Agreement between the Registrant and Viacom Inc. dated June 18, 2004.

10.8	Employment Agreement between the Registrant and John F. Antioco, dated July 15, 1999. (12)(13)

10.9	Amendment to Employment Agreement between the Registrant and John F. Antioco, dated December 21, 2001. (5) (13)

10.10	Amended and Restated Employment Agreement between the Registrant and John F. Antioco, dated June 18, 2004.*

10.11	Employment Agreement between the Registrant and Edward B. Stead, commencing November 23, 1999. (5) (13)

10.12	Employment Agreement between the Registrant and Nigel Travis, commencing December 27, 1999. (4) (13)

10.13	Addendum to Employment Agreement between the Registrant and Nigel Travis, dated December 18, 2000. (4) (13)

10.14	Amendment to Employment Agreement between the Registrant and Nigel Travis, effective as of August 9, 2002. (7) (13)

10.15	Employment Agreement between the Registrant and Larry Zine, commencing November 23, 1999. (4) (13)

10.16	Employment Agreement between the Registrant and Nicholas Shepard, dated October 20, 2001. (14) (13)

10.17	Addendum to Employment Agreement between the Registrant and Nicholas Shepard, dated March 1, 2003. (13) (14)

10.18	Blockbuster Inc. 1999 Long-Term Management Incentive Plan. (12) (13)

Exhibit Number	Description of Exhibit

10.19	Blockbuster Inc. Senior Executive Short-Term Incentive Plan. (12) (13)

10.20	Credit Agreement between the Registrant and the banks named therein, dated June 21, 1999. (11)
10.21	Amendment No. 2 to Credit Agreement between the Registrant and the banks named therein, dated May 7, 2002. (6)

10.22	Amendment No. 1 to Blockbuster Inc. 1999 Long-Term Management Incentive Plan. (10) (13)

10.23	Blockbuster Inc. Excess Investment Plan as amended effective December 10, 2003. (13) (14)

10.24	Description of Compensation Arrangements for Independent Directors. (9) (13)

21.1	List of Subsidiaries of the Registrant. (14)

23.1	Consent of PricewaterhouseCoopers LLP (Dallas, TX).

23.2	Consent of PricewaterhouseCoopers LLP (New York, NY).

23.3	Consent of Vinson & Elkins L.L.P. (included in its opinion in Exhibit 5.1).

23.4	Consent of Cravath, Swaine & Moore LLP (included in its opinion in Exhibit 8.1).

24.1	Power of Attorney (included on signature page of this Registration Statement).

99.1	Form of Letter of Transmittal.*

99.2	Form of Notice of Guaranteed Delivery.*

99.3	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.4	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.5	Form of Letters from Trustees of Employee Benefit Plans of Viacom or Affiliates of Viacom.*

99.6	Form of Letters from Trustees of Employee Benefit Plans of Blockbuster.*

99.7	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9.*

99.8	Summary Advertisement as published in The Wall Street Journal on [ ], 2004.*

*	To be filed by amendment.
(1)	Incorporated by reference to Amendment No. 5 to the Registrant’s Registration Statement on Form S-1 (333-77899), as amended, filed with the Securities and Exchange Commission on August 3, 1999.
(2)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on March 24, 2000.
(3)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, filed with the Securities and Exchange Commission on November 15, 1999.
(4)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 29, 2001.
(5)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002.
(6)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002.
(7)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002.
(8)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (333-103198), filed with the Securities and Exchange Commission on February 13, 2003.

(9)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.
(10)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 17, 2003.
(11)	Incorporated by reference to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (333-77899), as amended, filed with the Securities and Exchange Commission on July 2, 1999.
(12)	Incorporated by reference to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (333-77899), as amended, filed with the Securities and Exchange Commission on July 30, 1999.
(13)	The exhibit is a management contract or compensatory plan or arrangement.
(14)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 15, 2004.